
10010093

FORM 6-K

CIK-947263

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 25, 2010

By: 

Name: Rasha El Sissi
Title: Vice President, Legal

Building on Our *Momentum*




Bank Financial Group

2009 Annual Report

"Our vision is to be the better bank. We will be the best-run, customer-focused, integrated financial institution, with a unique and inclusive employee culture."

Ed Clark, President and Chief Executive Officer

TABLE OF CONTENTS

Named Best Bank in North America by *Euromoney* Magazine

We have more than 2,300 retail locations in Canada and the U.S. and serve over 18 million customers worldwide. We attract and retain the best employees in the business and provide customers with outstanding service and convenience. That's how we're building the better bank, one that *Euromoney* magazine named Best in North America.

TD Bank Financial Group 2009 Snapshot[1]

In 2009, TD Bank Financial Group (TD) demonstrated that with the right strategy and dedicated employees, strong businesses can perform even in a tough economy. By almost every measure, our performance surpassed our own expectations. And we've ended the year with solid earnings and an exceptionally strong balance sheet and capital position, which is allowing us to emerge from the financial crisis with our business model intact and momentum on our side.



NET INCOME
available to common shareholders
(millions of Canadian dollars)
Adjusted
Reported
$5,000
4,000
3,000
2,000
1,000
0
05 06 07 08 09
12.9% TD's 5-year CAGR (adjusted)
EARNINGS PER SHARE
(Canadian dollars)
Adjusted
Reported
$7
6
5
4
3
2
1
0
05 06 07 08 09
7.3% TD's 5-year CAGR (adjusted)
RETURN ON RISK-WEIGHTED ASSETS
(per cent)
Adjusted
Reported
3.5%
3.0
2.5
2.0
1.5
1.0
0.5
0
05 06 07 08 09
2.27% TD's 2009 return on risk-weighted assets (adjusted)
TOTAL ASSETS
(billions of Canadian dollars)
$600
500
400
300
200
100
0
05 06 07 08 09
12.4% TD's 5-year CAGR



DIVIDENDS PER SHARE
(Canadian dollars)
$2.5
2.0
1.5
1.0
0.5
0
05 06 07 08 09
12.4% TD's 5-year CAGR
12.4% Canadian peers 5-year CAGR
(25.6)% U.S. peers 5-year CAGR
TOTAL SHAREHOLDER RETURN
(5-year CAGR)
8.5%
6.2% Canadian peers
(7.2)% U.S. peers
TD'S PREMIUM RETAIL EARNINGS MIX IN 2009
TD's premium earnings mix is built on a North American retail focus – a lower-risk business with consistent earnings.
22% WHOLESALE
55% CANADIAN RETAIL
23% U.S. RETAIL
78% Retail
22% Wholesale

Year at a Glance

Aaa rated by Moody's Investors Service

and one of only three banks listed on the New York Stock Exchange with this rating

11.3% Tier 1 capital ratio

demonstrates our very strong capital position

Nearly $4 billion in retail earnings

for the second year in a row (adjusted)

57 new retail locations opened in North America

TD Canada Trust

TD Bank
America's Most Convenient Bank®

Highest rating in customer satisfaction

by J.D. Power and Associates in both Canada and the U.S. Mid-Atlantic region for the fourth year in a row*

Completed the integration of TD Bank, America's Most Convenient Bank

across our 1,028 stores from Maine to Florida

TD Insurance's total premiums exceed $2.8 billion

and its auto insurance business is ranked second largest in Canada

TD Securities earns a record $1.1 billion

validating its strategy even in adverse markets

Wealth Management gathers $20 billion in net new client assets and 292,000 net new accounts

as strong client engagement continues

Key Metrics

(millions of Canadian dollars, except where noted)	2009	2008	2007
Results of operations			
Total revenues – reported	**$ 17,860**	$ 14,669	$ 14,281
Total revenues – adjusted	**18,621**	14,372	14,072
Net income – reported	**3,120**	3,833	3,997
Net income – adjusted	**4,716**	3,813	4,189
Financial positions at year-end			
Total assets	**557,219**	563,214	422,124
Total deposits	**391,034**	375,694	276,393
Total loans	**255,496**	221,160	177,210
Per common share (Canadian dollars)			
Diluted earnings – reported	**3.47**	4.87	5.48
Diluted earnings – adjusted	**5.35**	4.88	5.75
Dividend payout ratio – adjusted	**45.6%**	49.3%	36.4%
Closing market price	**61.68**	56.92	71.35
Total shareholder return	**13.6%**	(17.1)%	13.0%
Financial ratios			
Tier 1 capital ratio	**11.3%**	9.8%	10.3%
Total capital ratio	**14.9%**	12.0%	13.0%
Efficiency ratio – reported	**68.4%**	64.8%	62.8%
Efficiency ratio – adjusted	**59.2%**	64.6%	59.6%

[1] Results prepared in accordance with GAAP are referred to as "reported." Adjusted results (excluding "items of note," net of tax, from reported results) and related terms are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

See "How the Bank Reports" in the accompanying Management's Discussion and Analysis for further explanation, a list of the items of note and reconciliation of non-GAAP financial measures.

"Five-year CAGR" is the compound annual growth rate calculated from 2004 to 2009, on an adjusted basis.

"TD's Premium Retail Earnings Mix" is based on adjusted results.

"Canadian Retail" earnings are the total adjusted earnings of the Canadian Personal and Commercial Banking and Wealth Management segments. "U.S. Retail" earnings are the total adjusted earnings of the U.S. Personal and Commercial Banking segments.

Canadian peers include Royal Bank of Canada, Scotiabank, Bank of Montreal and Canadian Imperial Bank of Commerce.

U.S. peers include Citigroup, Bank of America, J.P. Morgan, Wells Fargo, PNC Financial and U.S. Bancorp.

For purposes of comparison with U.S. peers, dividends per share five-year compound growth rate are calculated on a year-to-date basis from Q3 2004 to Q3 2009.

"Aaa rated by Moody's Investors Service" is for long-term debt and as at October 31, 2009.


P 2

MOMENTUM = THE RIGHT STRATEGY

At TD, our strategy is to produce long-term, profitable growth by building great franchises and delivering value to our customers, shareholders and communities. We have the right strategy in place and we're going to stick to it.


P 4

MOMENTUM = LEGENDARY CUSTOMER EXPERIENCE

The TD brand stands for the legendary customer experiences we promise to deliver. We're committed to understanding our customers' and clients' needs, owning their problems and finding the right solutions for them.


P 10



MOMENTUM = OUTSTANDING EMPLOYEES

Making TD an extraordinary place to work is essential – that's what attracts great people and makes them want to stay. Great employees share our commitment to operating with excellence every day.


P 11

MOMENTUM = BUILDING ON OUR COMMITMENTS

From supporting environmental causes to investing in not-for-profit initiatives, TD is committed to being a strong contributor to our communities.


P 13

MOMENTUM = RESPONSIBLE GOVERNANCE

We're committed to leadership in corporate governance. At the core of TD's governance policies and practices is an understanding of the responsibility we have to our shareholders.

Momentum = The Right Strategy

It was a landmark year. Despite the downturn we delivered a record $4.7 billion in adjusted profit – and for the second year in a row we had almost $4 billion in retail earnings. TD Securities earned a record $1.1 billion, all while reducing risk. And we successfully completed the integration of TD Bank, America's Most Convenient Bank.



"I'm confident that our business model will survive the downturn and that we'll continue to drive forward our vision of being the better bank and emerge from these challenging times with momentum on our side."



THE PAST YEAR HAS BEEN DESCRIBED AS THE WORST DOWNTURN SINCE THE 1930s. HOW HAS TD MANAGED THROUGH IT?

For years we've cultivated a conservative risk management philosophy – we only take on risks that we understand and that can be managed within an acceptable level. It's that simple. This philosophy helped us outperform many of our competitors through the downturn. At a time when many banks were retrenching or retreating, TD maintained a position of strength and has continued to grow. And even as we grew our lending to our customers and clients, we actually continued to grow our already strong capital base, in part because we are prudent managers of risk-weighted assets.

As a result, by almost every measure, we've emerged as a top-10 financial institution in North America. Look at our 2009 earnings – despite some exceptionally tough market conditions at the start of the year, TD earned a record $4.7 billion on an adjusted basis. We did all this through old-fashioned banking, by delivering for our customers and clients. We hit almost $4 billion in adjusted retail earnings for the second year in a row. That's $4 billion of consistent, high-quality earnings – a fantastic foundation for our bank to keep growing in the future. In fact, in 2009 we earned more in retail earnings than any of our North American peers.

At TD Securities, we had a record year with more than $1.1 billion in earnings. We're building the dealer of the future – a wholesale bank focused on franchise businesses and designed to be profitable even in adverse market conditions. And we're solidifying our position as a top-ranked dealer while continuing to reduce risk.

I think it's also important to give credit to governments, regulators and central banks around the world. As a group they've responded both quickly and appropriately to the financial crisis. In Canada's case, we benefited from the fiscal action of the government, prudent oversight of the regulators and the proactive monetary policies of the Bank of Canada.

All of our success is underpinned by people. You can have the best strategy in the world, but it means nothing without a talented team that can execute that strategy. That's why our core advantage comes down to the people we employ. We work hard to create a workplace that attracts people who are passionate about the customer experience, and I'm extremely proud of our 74,000 employees for all their hard work over the past year.

HOW DO YOU PLAN TO BUILD ON THIS MOMENTUM?

It begins by remaining true to our strategy, which we like to keep simple: to produce long-term profitable growth by building great franchises and delivering value to our customers, shareholders and communities. The core of TD's strategy didn't change in 2009 and it won't change in 2010.

That means we're going to continue to invest in our capabilities. It also means being disciplined acquirers, being highly selective and patient and deploying our capital for prudent medium-term growth. We'll continue to build our branch network in both the U.S. and Canada. And as the year begins, we still lead the pack on banking hours; we're open more than 50 per cent longer on average than our competitors both north and south of the border. I expect these competitive advantages to continue delivering strong results, and we'll aim to keep taking market share in small business, commercial and personal banking – outgrowing the competition in revenues and profits.

THIS YEAR WE SAW THE INTEGRATION OF TD'S U.S. RETAIL OPERATIONS. HOW DID THE INTEGRATION GO AND WHAT'S NEXT FOR TD BANK, AMERICA'S MOST CONVENIENT BANK?

In November, after more than a year of incredibly hard work, we completed a very complex integration, bringing together the best of TD with the best of Commerce and TD Banknorth to create one unified bank. From Maine to Florida, all our U.S. retail operations are now united under one brand – TD Bank, America's Most Convenient Bank.

This integration was not a simple "rip and replace" merger, but rather a build-out of the best of both legacy organizations, as well as TD. We did experience delays with our overnight processing in the first few days after our systems integration. This was disappointing given the thousands of successful integration-related projects we completed without a hitch. These delays did have an impact on our customers – and for that, we're sorry. In true TD style, our organizational strengths were highlighted as employees worked tirelessly to resolve the integration challenges – to make things right for our customers and to recover with flair.

With the integration now complete, TD Bank, America's Most Convenient Bank, will continue to own the service and convenience space while at the same time leveraging other TD products and services to take market share and grow the business. As an integrated North American bank, our considerable scale and breadth of product offerings are giving us the opportunity to succeed in the most competitive markets – that's being demonstrated in New York City, Boston and Washington, D.C. Look for us to continue building on this momentum in 2010.

TD FOCUSES ON DELIVERING LEGENDARY CUSTOMER EXPERIENCES. HOW DID YOU ADAPT YOUR STRATEGY AMID THE ECONOMIC DOWNTURN?

We always listen very carefully to our customers so we can understand what's on their minds. Clearly many people were worried about their financial future – and remain so. For TD to continue to be the undisputed leader in customer service, we knew we had to define what that meant in tough times. In short, we must continue to find ways to deliver the same level of service to customers who are facing hardships as we do to customers with opportunities.

And we're working hard to do that. Earlier this year we launched TD Helps, a program that provides our customers with practical solutions to get through this downturn. By the end of the year, our program had helped over 30,000 customers. This clearly makes good business sense for us. But it means much more than that. For the most part, these customers have done everything right, and through no fault of their own, they've come across some serious financial adversity. We're proud to use our strength as a bank to do something for them. And we'll remain proud to stand by our customers and clients and help them build a better future.

WHAT'S YOUR OUTLOOK FOR 2010 AND WHAT SPECIFIC OPPORTUNITIES DO YOU SEE?

There are some positive signs that we are in a recovery. But we can't kid ourselves. We expect that underlying economic conditions will remain lacklustre for the foreseeable future. Large structural shifts are taking place in the global economy. A rebalancing is underway.

Nevertheless, there'll no doubt be opportunities to take advantage of our position of strength through this market dislocation to continue to grow market share. We'll aim to continue growing our under-represented businesses in Canada, such as small business banking and insurance. At the same time, our goal is to leverage our wealth management and wholesale banking capabilities across our U.S. footprint, as we take advantage of our newly consolidated U.S. retail platform. An enormous amount of hard work went into completing the U.S. integration, and in 2010 we'll see more opportunities to cross-sell our products and services.

It's also very important to think about TD's unique and inclusive employee culture. And I can tell you that TD's employment brand has never been stronger. We're able to attract the best people on both sides of the border, whether at the executive level or at the entry level.

We relentlessly measure employee engagement, and we're very committed to increasing that on a constant basis. And we're receiving accolades that recognize us as a best employer. I think our extraordinary workplace is a true source of strength for us and a competitive advantage as we move forward.

Overall, while we remain cautious, I'm confident that our business model will survive the downturn and that we'll continue to drive forward our vision of being the better bank and emerge from these challenging times with momentum on our side.

Ed Clark
President and Chief Executive Officer



RETAIL NET INCOME
(millions of Canadian dollars)
Adjusted
Reported
$4,000
3,000
2,000
1,000
0
05
06
07
08
09

Our Retail Strategy Continues to Deliver

Our retail businesses continue to provide a strong, consistent earnings anchor for our shareholders. We've hit almost $4 billion in adjusted retail earnings for two years in a row – quite an achievement considering the economic conditions during this time. And over the past five years, our adjusted retail net income has more than doubled.

We Live and Breathe Risk Management

At TD, we only take on risks that we understand and that can be managed within an acceptable level – that's consistent across all of our businesses. And we work hard to make sure all of our employees understand this too. During the financial crisis, our approach to risk management has been put to the test. We were one of the few global institutions that did not require support from the government.

Please see "How the Bank Reports" in the accompanying MD&A for information on how adjusted results are calculated.

Momentum = Legendary Customer Experience



The economic downturn has been tough on many, and to support our customers through this difficult time we launched TD Helps. We empowered our employees to help customers by expanding our capacity to provide debt counselling and giving customers the option to defer mortgage payments or consolidate debt for lower monthly payments. Why? Because it's the right thing to do for our customers. And it makes good business sense. It's easy to support our customers during good times. But we believe the true mettle of a bank is proven during tough times.

Delivering legendary customer experiences is what sets TD apart from the competition – it's our strategic advantage. We go above and beyond for our customers every time and we have the results to prove it. In 2009 we contacted over 400,000 Canadian retail customers to determine satisfaction levels with the service we deliver. Customers tell us they feel valued and that we show genuine interest in being helpful and meeting their needs.

"You only get one chance to do things right the first time – and TD got it right," says Bill Anthony. "Banking isn't about numbers and procedure. It's about the person – dealing with individuals and supporting them however you can."



Owning the Customer Service and Convenience Space

TD Bank, America's Most Convenient Bank, was named Highest in Customer Satisfaction in Retail Banking in the Mid-Atlantic Region for the fourth consecutive year.*



BILL ANTHONY CHICAGO, ILLINOIS

When Bill Anthony noticed that his aging mother was no longer able to manage her finances, it became clear that he and his siblings needed to help out. His mother was a long-time legacy TD Banknorth customer, so Bill reached out to his mother's home branch in Longmeadow, Massachusetts, and was overwhelmed by the level of service he received. Reorganizing his mother's finances was a complicated and stressful undertaking, but the TD staff eased the situation. They made it simple and were always there, ready to assist, no matter how big or small the issue.

DR. SUSAN FORBES AND DR. LORI LIVINGSTON THUNDER BAY, ONTARIO

As professors at Lakehead University in Thunder Bay, Ontario, Susan Forbes and Lori Livingston prefer focusing on their careers as educators, spending time on the golf course and enjoying married life – not worrying about their investments. They feel they can do that now, but it wasn't always the case. Before switching to a TD Wealth Management financial advisor, they weren't confident the advice they were getting was the best. One day Susan started talking with a fellow golf-fanatic who happened to be a TD employee. That conversation led to some formal meetings – and a feeling that TD was the right financial partner for the couple. Now, as TD customers, Susan and Lori are confident in their relationship with TD – one that is built on good advice and solid trust.

Providing an Unparalleled Wealth Management Offering

At TD Wealth Management, we help our retail and institutional clients build, preserve and transition wealth. And we work hard to provide an exceptional client experience. To help us do that, in 2009 we added 75 new advisors in our advice-based businesses and expanded our product offerings so we could better meet the evolving needs of our clients. For example, our advisors are equipped with tools to guide financial planning discussions with people in same-sex relationships.

Building Our European Wealth Presence

It has been a year of strategic acquisitions and organic growth for TD Waterhouse in the U.K. We've increased our stake in Internaxx Bank, the leading offshore online bank for expatriates; formed TD Waterhouse Corporate Services (Europe); and launched an online trading platform in Ireland. These initiatives have helped us secure our position as the leading discount brokerage in the U.K., paving the way for us to expand our online business to other European countries. In 2009, TD Waterhouse won a string of U.K. awards, including Stockbroker of the Year at the prestigious Financial Times and Investors Chronicle Investment Awards.



"We're pleased with the service we receive," says Susan Forbes. "Not only are TD staff knowledgeable, but they care about their clients. We learned more in just two meetings with our TD financial advisor than we had with any of our previous advisors."

"I don't have the words to express how great the people are at the branch," says Gregory Gerald. "Everyone is so helpful and welcoming – they're really good, regular people and they make you feel so comfortable. And TD Canada Trust's long hours really help."



TD Canada Trust's Award-Recognized Service

J.D. POWER AND ASSOCIATES
Highest in Customer Satisfaction Among the Big Five Retail Banks four years in a row*



SYNOVATE
Best in Customer Service Excellence among the top five banks five years in a row*



SERVICE QUALITY EXCELLENCE AWARDS (SQM)
Call Center Award for Highest Customer Satisfaction for the North American banking sector



GREGORY GERALD AND JOHANNA BOBADILLA CHÂTEAUGUAY, QUEBEC
Gregory Gerald and Johanna Bobadilla met in high school in Châteauguay, Quebec, and have made the city their home ever since. Gregory is co-owner of a barber shop and teaches men's haircutting at the Nova Career Centre. Johanna works with young offenders at the Centre Jeunesse. The couple began banking with TD Canada Trust three years ago after Johanna's brother-in-law took them to his branch. They hadn't been happy at their former bank – they didn't like the formality and felt it just wasn't easy to get the information they needed. One of their first priorities with TD was to get preapproved for a mortgage. Today, Gregory and Johanna own their own home and have recently taken out a loan to buy a car. What do they like about banking with TD? It all boils down to customer service.

DAVID AND DIANE THOMSON TORONTO, ONTARIO

David and Diane Thomson have been banking with TD since they got their first Chargex card in 1963. They have long appreciated the service and convenience that TD offers across all its businesses. When David and his family moved to the U.S., they kept their business with TD in Canada because they liked having all of their bank accounts with one institution. David is such a fan of the bank that upon retirement he moved back to Canada and became chairman of TD's Private Giving Foundation.

We Continue to Grow

When many banks were retreating, TD continued to grow. In 2009, we opened 24 new branches in Canada and 33 new stores in the U.S. Similarly, our customers remain committed to banking with us. Over the year, personal and business deposit growth was up 11 per cent in both Canada and the U.S.

We have a simple approach to lending: Don't make bad loans in good times, but continue to make good loans in bad times. We've done just that. In 2009, personal and business loans grew by 13 per cent in both Canada and the U.S.



"I love that TD now has operations in the States because my children and grandchildren live in the U.S.," says David Thomson. "I can transfer money to my children. It makes banking so easy."

Deposit and loan metrics are based on the percentage change in average balances in Q4 2009 versus Q4 2008. The fourth-quarter comparison was used as it presents figures that are representative of actual growth and in the U.S. does not include loan growth resulting from the Commerce acquisition, which was completed on March 31, 2008.

MAYO SCHMIDT CALGARY, ALBERTA

Mayo Schmidt joined Viterra, a Saskatchewan-based agribusiness, in 2000. Since then, he has engineered the transformation of Viterra from a western Canadian agribusiness to a global leader. Today, following the company's merger with Agricore United, Viterra is Canada's largest publicly traded agribusiness. It also has a leading agricultural presence in Australia, having acquired ABB Grain in 2009. Along the way, Viterra has turned to TD Securities as a lead financial advisor on transformative decisions that have helped it become the company it is today.



Enhancing Our Wholesale Business Strategy

TD Securities had a record year in 2009 with strong, broad-based performance across all business lines. Our business strategy is franchise-focused and our risk profile is transparent. Looking ahead, we are well positioned to solidify our status as a top-ranked Canadian-based, integrated investment dealer.

"As we grow our business and find new and better ways to maximize agricultural production, we continue to look to our valued partners," says Mayo Schmidt, President and CEO of Viterra. "We truly are a company that benefits from being in the right industry, with the right assets, at the right time. With the continued support of partners such as TD Securities, I'm confident we will be able to make the most of that position."

"After the van was stolen, the first thing I did was call TD," says Brenda Baird. "They really went above and beyond to help us. The new van is great – I love riding in the front seat next to my husband."



A Leading Insurance Provider

TD Insurance products provide credit protection, life, health, travel, home and auto insurance to Canadians. TD Insurance Home and Auto is the largest direct-response insurer and the number 2 automobile insurer in the country. TD Insurance provides the largest number of critical illness policies in the country. Our more than 4,000 employees help protect over three million clients from the "accidents of life" through insurance solutions that are easy to purchase and understand. TD Insurance is also present in the U.S. through TD Insurance Agency (U.S.), the largest agency in New England, offering a broad range of personal and commercial insurance products to northeastern U.S. consumers.



CHARLES AND BRENDA BAIRD TORONTO, ONTARIO

Charles and Brenda Baird rely on their van to get around. Outfitted with accessibility features to accommodate Brenda's wheelchair, their van is Brenda's main form of transportation. So when the van was stolen, targeted specifically for the wheelchair ramp, the Bairds were devastated. Even more so when they contacted TD Insurance and realized they hadn't insured the van as an accessibility vehicle and as a result wouldn't receive enough money to cover the full cost of a replacement. Working together, TD and ABLE transport Ltd. replaced the van, complete with new features that allow Brenda to ride in the front seat next to her husband – something she hadn't been able to do before.

Momentum = Outstanding Employees

What's behind the TD difference? Our exceptional employees. You can't have a great organization unless you have great people. And we do – 74,000 of them. In 2009, when the global financial industry faced challenges like never before, they showed – time and time again – that they really are the best team in banking.

It's our people who've delivered on our commitments to our customers, clients, shareholders and communities. It's because of what they do, every day, that TD is a customer-service leader, is recognized as one of the world's safest and strongest banks and is able to make a real difference in communities.

Recruiting the Best

We go to great lengths to recruit employees who can provide legendary customer experiences. Take Pam Szalajeski, an HR Business Partner with TD Bank, America's Most Convenient Bank, in Lewiston, Maine. Whenever she goes out, she keeps her eyes open for people who deliver exceptional customer service – who really WOW! customers. "When that happens, I introduce myself, hand them my business card, tell them about the wonderful company I work for and invite them to schedule an interview. I've done this so often that my husband and kids will point people out to me."



Going the extra mile to recruit great employees
Pam Szalajeski, an HR Business Partner with TD Bank, America's Most Convenient Bank


WOW!

INVESTING IN OUR EMPLOYEES

Continuing to invest in employees goes hand in hand with maintaining our momentum and being the better bank. It's all about building and sustaining a great team of employees and being ready to move on opportunities today and tomorrow. Despite the tough economic times, we invested more than $55 million in employee training and development in 2009. Providing development and career opportunities is part of our commitment to employees.

AN EXTRAORDINARY PLACE TO WORK

We work hard every day to make TD an extraordinary place to work. That's what attracts great people and that's what makes them want to stay. TD is about building an inclusive, barrier-free environment where every employee feels valued, respected and supported. If we want the best employees, we need to tap the broadest possible talent pool and be a place where people, no matter what their background, can reach their full potential. Wherever we do business, we're being recognized as a great place to work.

50 BEST EMPLOYERS IN CANADA 2009 REPORT ON BUSINESS

HEWITT CANADA
TD Bank Financial Group named one of Canada's 50 best employers

Canada's Top 100 Employers 2009

MACLEAN'S
TD Bank Financial Group named one of Canada's top 100 employers

Training TOP 125

TRAINING INC.
TD Bank, America's Most Convenient Bank, named one of the top 125 trainers

BEST PLACES TO WORK 2010 for LGBT Equality 100% CORPORATE EQUALITY INDEX

HUMAN RIGHTS CAMPAIGN
TD Bank, America's Most Convenient Bank, named one of the best places to work for LGBT equality

Category winner 2009 The CIPD People Management Awards

CHARTERED INSTITUTE OF PERSONNEL AND DEVELOPMENT
TD Waterhouse U.K. named winner in the Total Reward category



Employees from a TD Canada Trust branch in Calgary enjoy a barbecue in Bowness Park during Employee Appreciation Week, an annual celebration of our outstanding employees.

Momentum = Building on Our Commitments

COMMITTED TO SUPPORTING COMMUNITIES

In 2009, we gave more than $50 million to support not-for-profit groups in Canada and the U.S. That's over $3 million more than in 2008. Why did we increase our giving in a year of global economic crisis? Because our communities need help more than ever in tough times. And because supporting the communities where our employees and customers live is a priority for us. It's one of the ways we're working to fulfill our vision of being the better bank.

MAKING A DIFFERENCE THROUGH THE UNITED WAY

One of the most visible ways TD and its employees help make a difference in communities on both sides of the border is through our partnership with the United Way. In 2009, TD's employee giving campaigns and corporate United Way donations directed more than $10 million to North American charities aimed at improving the lives of those in need.

HELPING IMMIGRANTS ACHIEVE SUCCESS

We recognize the huge potential of skilled new immigrants – and the challenge many of them face in getting jobs that reflect their experience. That's why we've been a leading supporter of the Toronto Region Immigrant Employment Council's Mentoring Partnership since it started in 2005. Since then, TD employees have been involved in more than 500 mentoring relationships. The program has proven so successful that in 2009 we provided funding and mentors to help take the idea to other cities across Canada.

RECOGNITION FOR GOOD CORPORATE CITIZENSHIP

In 2009, *Corporate Knights* magazine named TD one of the Best 50 Corporate Citizens in Canada. We were also ranked as one of the 50 Most Socially Responsible Corporations by *Maclean's* magazine.

PROMOTING LITERACY

Literacy is key to economic prosperity and building a strong future, and in 2009, we invested in a number of programs aimed at building literacy skills in children. TD supports summer reading club programs in both Canada and the U.S. In 2009, the program helped more than 500,000 North American children keep up their reading skills during the summer.


AGENT 009

Literacy champion Frank McKenna, TD's Deputy Chair, kicks off the 2009 TD Summer Reading Club in Hamilton, Ontario.

OVERVIEW OF TD'S GIVING IN CANADA AND THE U.S.

	2008	2009
Canada	$35.5 million	$37.0 million
U.S.	US$11.5 million	US$13.9 million

Despite difficult economic times, our giving increased on both sides of the border.

Supporting Affordable Housing

The Housing for Everyone grant competition provided more than $3 million to support affordable housing programs from Maine to Florida. Organizations were invited to submit proposals for cutting-edge ideas that would help stabilize the housing environment.

TD's complete 2009 Corporate Responsibility Report will be available online in March 2010 at www.td.com/corporateresponsibility. The report provides details of TD's activities and achievements as a responsible corporate citizen. Our report continues to follow the standards set out in the Global Reporting Initiative (GRI) Sustainability Reporting Guidelines. These are the most widely used international guidelines for measuring and reporting economic, environmental and social performance over time.

COMMITTED TO CARING FOR THE ENVIRONMENT

We're committed to being an environmental leader in the North American financial services sector. We recognize that when it comes to the environment, the world is changing in fundamental ways – ways that will affect our business, customers, clients and employees. We're taking action to understand the risks and address them.

MANAGING OUR OWN ENVIRONMENTAL FOOTPRINT

In 2008 we declared that our Canadian operations would be carbon-neutral by the end of 2010. We were the first bank in Canada to make a carbon-neutral commitment, and we're on track to reach our goal. How are we getting there?

- We're becoming more energy-efficient – retrofitting the lighting and optimizing the heating and cooling systems in our buildings.
- We're purchasing renewable energy – we're now one of the largest corporate purchasers of green energy in Canada.
- We're funding reductions in carbon emissions produced by others – in return we'll receive credit for those reductions to offset our remaining emissions.
- We're also reducing paper usage by five per cent per year and reducing our non-paper waste.
- We've introduced a green procurement strategy.

Our efforts are being recognized. In 2009, TD joined the Global 100 list of the most sustainable corporations in the world; we were chosen as one of Canada's Greenest Employers by Mediacorp Canada; and we were named a Climate Disclosure Leader by the Conference Board of Canada and the Carbon Disclosure Project.

A UNIQUE APPROACH TO CARBON OFFSETS

We look for opportunities to offset our carbon emissions and at the same time help not-for-profit organizations. Take our green initiative with Habitat for Humanity, announced in 2009. We're providing Habitat for Humanity with funding for green building materials and energy upgrades in homes that will be built over the next three years. In return we'll receive carbon offsets. Not only will energy use be reduced, but it'll mean lower costs for the low-income Habitat families.

MAKING SURE WHAT WE DO FOR OUR CUSTOMERS AND CLIENTS IS GREENER

All our major businesses now offer more environmentally friendly products, including insurance discounts if you drive a hybrid vehicle, cash management accounts, loans and mortgages, investment funds, business financing and carbon trading.

CLEANING UP OUR SHORELINES

For 20 years, the TD Friends of the Environment Foundation (TD FEF) has been bringing TD customers, clients and employees together to help protect Canada's wildlife and environment. Since 1990, the foundation has given more than $50 million in funding to over 18,400 grassroots environmental projects across the country.

One of our flagship programs is the TD Great Canadian Shoreline Cleanup. A record 1,568 sites were cleaned in 2009, with just under 20 per cent of our Canadian workforce – or about 9,000 employees – participating at various sites such as the one in Vancouver below.

Green Building in the U.S.

In the U.S., we're focused on making our buildings green. In 2009, we retrofitted more than 500 stores to make them more energy-efficient. In Queen's Village, New York, building began on a new green store (architect's rendering below) that includes solar panels and high-efficiency heating and cooling and makes extensive use of natural light. Energy efficiency will be our focus as we build new stores in the U.S.





Momentum = Responsible Governance



STRENGTH IN ADVERSITY

Coming on the heels of the financial industry crisis of 2008, the recession of 2009 shook global markets. Jobs vanished. Family homes and small businesses were put in jeopardy. Customers and shareholders sought refuge in well-established companies with strong leadership and straightforward strategies – companies such as TD Bank Financial Group.

Last year we said that TD would be recognized for its lower-risk, highly integrated customer-service focus. And we have been – despite the financial crisis. In Canada, TD reached out to those under financial stress, offering strategies to help them manage their credit obligations. In the U.S., customers looking for safety and soundness brought their deposits to us. Impressive retail adjusted earnings of close to $4 billion were a major contributor to solid adjusted earnings of more than $4.7 billion. TD Securities achieved strong trading revenues while considerably reducing risk in the business. Once again TD delivered one of the highest levels of return on risk-weighted assets among its North American peers.

Total shareholder return was 14 per cent for the year. And during the financial turmoil of the past two years, total shareholder return remains above the Canadian and U.S. bank peer averages on a compounded basis. While other financial institutions struggled, we maintained our dividend. This indicates your Board's confidence that TD will continue to grow earnings over time.

TD continues to be one of the world's most sound, best capitalized and best managed banks and one of the few in the world rated triple-A by Moody's. While the market is still unsure about the economy, particularly in the U.S., your Board continues to have confidence that over time shareholders will keep benefiting from TD's strategy.

CORPORATE GOVERNANCE

One of the keys to corporate success in good times and bad is corporate governance. Your Board regularly reviews and updates our governance practices and continues to represent the best interests of shareholders through a strong focus on transparency and accountability. For the third year in a row we were recognized for our corporate governance standards by GovernanceMetrics International, which ranked us among the top one percent of companies worldwide. In addition, we tied for first place in the *Report on Business's* annual Board Games ranking.

STRONG RISK MANAGEMENT

The problems that beset the financial services industry in 2008 put risk management policies and procedures under considerable scrutiny and highlighted the importance of board oversight. Over the past few years, TD has taken a number of steps to reduce the inherent risk in its businesses.

In 2009, together with senior management, we took a long, hard look at what had led to the financial crisis and closely examined TD's risk management policies and procedures against the findings.

Our ongoing objective is to make sure that TD businesses are only taking on risks they understand and that are manageable within an acceptable level. And because of this disciplined approach to risk management, TD was one of the few global institutions that did not require government assistance during the financial crisis.

COMPENSATION GUIDELINES SUPPORT CONSERVATIVE RISK CULTURE

Your Board continued to provide strategic counsel on executive compensation. During 2009, we completed a comprehensive review of executive compensation programs and fine-tuned our compensation practices in order to appropriately align them with evolving compensation principles. We have implemented a risk adjustment that applies to both the annual incentive compensation and share unit awards. An annual review conducted by the Risk Committee and Management Resources Committee links compensation to the risks our businesses assume on both a prospective and after-the-fact basis. In addition, all executive compensation plans now include a clawback feature that allows for recovery of compensation in circumstances where material errors or misrepresentations have been made. These changes position TD well in relation to the Financial Stability Board recommendations, which have been endorsed by many regulators and governments, including the Government of Canada.

In addition, in response to growing investor interest in having a "say on pay," at our upcoming annual meeting, shareholders will be able to vote on executive compensation in an advisory capacity.

CONTINUING STRONG LEADERSHIP

Your Board continues to have great confidence in the leadership of Ed Clark and his senior management team. They have again demonstrated an impressive ability to successfully guide the bank in a challenging economy while building for future growth. As a measure of our confidence in Ed, your Board was very pleased in 2009 to extend his employment contract with the bank until at least 2013.

CHANGES TO THE BOARD

We welcomed two new Board members in fiscal 2009, Carole Taylor of Vancouver and Brian Levitt of Montreal. Both are valuable additions to the Risk Committee. They bring important strategic insights as we continue to drive forward our vision of being the better bank. I'd also like to express the Board's sincere gratitude for Brian MacNeill's service during his 15-year tenure on the Board.

CONFIDENCE IN THE FUTURE

Underlying economic conditions are expected to remain challenging for the foreseeable future. However, your Board is confident that TD's strategy is working. The bank is in a position of strength for the future – we have a solid retail base that allows us to continue to earn during difficult economic times. We have a conservative risk profile that has protected us from the worst of the economic and financial market storms, and we are investing for long-term growth, which will allow us to capitalize on opportunities as we eventually emerge from the recession.

On behalf of the Board of Directors, I would like to thank Ed Clark, his management team and every one of our outstanding employees for their tremendous commitment, day in and day out, to building a better bank. They are, without any doubt, a force to be reckoned with and, in my view, the best team in banking today.

John M. Thompson
Chairman of the Board of Directors

Statement of Corporate Governance Practices

AT-A-GLANCE OVERVIEW

- **We have a strong, independent Chairman with a clear leadership mandate in corporate governance.**
- **The Board oversees management, considers and approves on a continuous basis strategic alternatives and plans, and approves all major strategy and policy recommendations for TD Bank Financial Group.**
- **The Board is responsible for setting the tone for a culture of integrity and compliance throughout TD.**
- **The Board, its committees, the committee Chairs and the Chairman of the Board operate under written charters setting out their responsibilities.**
- **The Board renews itself with high-calibre candidates with diverse skills and experience.**
- **The Audit Committee of the Board, not management, is responsible for the relationship with the shareholders' auditor.**

The Board of Directors and the management of TD are committed to leadership in corporate governance. We have designed our corporate governance policies and practices to be sure we are focused on our responsibilities to our shareholders and on creating long-term shareholder value. We can assure you that TD's policies and practices meet or exceed applicable legal requirements. We continuously monitor all proposed new rules and modify our policies and practices to meet any additional requirements. An overview of our corporate governance structure is set out below.

ROLE OF THE CHAIRMAN OF THE BOARD

John Thompson is the Chairman of the Board at TD. The Chairman of the Board is appointed annually by the non-management directors of the Board. He is independent, and his role as Chairman of the Board is to facilitate the functioning of the Board independently of management and to maintain and enhance the quality of our corporate governance at TD. His key responsibilities are set out in the Charter of the Chairman of the Board, which is available on our website. He also serves as Chair of the Corporate Governance Committee and is a member of the Management Resources Committee.

Mr. Thompson served as vice chairman of IBM Corporation until 2002, having previously been the chairman and chief executive officer of IBM Canada Ltd. In addition to being vice chairman of Royal Philips Electronics N.V. and a director of Thomson Reuters Corporation, Mr. Thompson is the vice chair of the board of trustees of the Hospital for Sick Children in Toronto and chancellor of the University of Western Ontario. Mr. Thompson has been a member of the Board of TD since 1988.

OVERVIEW OF CORPORATE GOVERNANCE STRUCTURE AT TD

This diagram is a simple overview of the corporate governance structure at TD.


Shareholders
Appoint
Shareholders' Auditor
Elect
Report
Corporate Governance Committee
Board of Directors
Audit Committee
Appoint
Appoint
Management Resources Committee
Risk Committee
Appoint
Management

DIRECTORS' KEY RESPONSIBILITIES

In addition to having the requisite skills and experience, all directors must meet the qualifications for directors set out in the Position Description for Directors of TD. Under the Position Description, directors are expected to serve TD and the long-term interests of its shareholders by supervising the management of the business and affairs of TD. In doing so, the directors are expected to:

- meet the highest ethical and fiduciary standards;
- demonstrate independence from management;
- be knowledgeable and inquisitive about the issues facing TD;
- apply good sense and sound judgment to help make wise decisions; and
- display commitment through attendance at, preparation for and participation in meetings.

Directors are expected to fulfill these objectives through accountability, integrity, independence, involvement, contribution and commitment to the bank and its shareholders.

Directors are also subject to the bank's Code of Conduct and Ethics.

OTHER PLACES TO FIND INFORMATION ABOUT CORPORATE GOVERNANCE AT TD

Read our Chairman of the Board's Message to Shareholders on page 13.

Corporate Governance Go to the Corporate Governance section of our website – www.td.com/governance – to find information on our corporate governance practices, including our Corporate Governance Guidelines, our Director Independence Policy, our Code of Conduct and Ethics, the Charters of our Board of Directors and each of its committees and a summary of significant differences between our governance practices and those required of U.S. domestic issuers listed on the New York Stock Exchange.

Proxy Circular Read our Proxy Circular – in February 2010 it will be mailed to shareholders and available on our website.

Annual Meeting Attend our Annual Meeting – March 25, 2010, in Quebec City, Quebec, Canada – or watch the webcast through our website – www.td.com/investor.

Corporate Responsibility Report Read our 2009 report – it documents our corporate citizenship activities throughout the year. The 2009 report will be released and available on our website in March 2010 – www.td.com/corporateresponsibility.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Our directors as at December 3, 2009, are listed below. Our Proxy Circular for the 2010 Annual Meeting will set out the director candidates proposed for election at the meeting and additional information about each candidate, including education, other principal directorships, TD committee membership, stock ownership and attendance at Board and committee meetings.

William E. Bennett
Corporate Director and former President and Chief Executive Officer, Draper & Kramer, Inc., Chicago, Illinois

Hugh J. Bolton
Chair of the Board, EPCOR Utilities Inc., Edmonton, Alberta

John L. Bragg
Chairman, President and Co-Chief Executive Officer, Oxford Frozen Foods Limited, Oxford, Nova Scotia

W. Edmund Clark
President and Chief Executive Officer, The Toronto-Dominion Bank, Toronto, Ontario

Wendy K. Dobson
Professor and Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto, Toronto, Ontario

Donna M. Hayes
Publisher and Chief Executive Officer, Harlequin Enterprises Limited, Toronto, Ontario

Henry H. Ketcham
Chairman of the Board, President and Chief Executive Officer, West Fraser Timber Co. Ltd., Vancouver, British Columbia

Pierre H. Lessard
Executive Chairman of the Board, METRO INC., Montreal, Quebec

Brian M. Levitt
Co-Chair and Partner, Osler, Hoskin & Harcourt LLP, Montreal, Quebec

Harold H. MacKay
Counsel, MacPherson Leslie & Tyerman LLP, Regina, Saskatchewan

Irene R. Miller
Chief Executive Officer, Akim, Inc., New York, New York

Nadir H. Mohamed
President and Chief Executive Officer, Rogers Communications Inc., Toronto, Ontario

Roger Phillips
Corporate Director and Retired President and Chief Executive Officer, IPSCO Inc., Regina, Saskatchewan

Wilbur J. Prezzano
Corporate Director and Retired Vice Chairman, Eastman Kodak Company, Charleston, South Carolina

William J. Ryan
Corporate Director and former Chairman, TD Banknorth Inc., Portland, Maine

Helen K. Sinclair
Chief Executive Officer, BankWorks Trading Inc., Toronto, Ontario

Carole S. Taylor
Senior Advisor, Borden Ladner Gervais LLP, Vancouver, British Columbia

John M. Thompson
Chairman of the Board, The Toronto-Dominion Bank, Toronto, Ontario

COMMITTEE	MEMBERS*	KEY RESPONSIBILITIES
Corporate Governance Committee	**John M. Thompson** (Chair) **Hugh J. Bolton** **Donna M. Hayes** **Roger Phillips**	**Responsibility for corporate governance of TD:** • Set the criteria for selecting new directors and the Board's approach to director independence; • Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders; • Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TD; • Review and recommend the compensation of the directors of TD; • Satisfy itself that TD communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy; • Facilitate the evaluation of the Board and committees.
Management Resources Committee	**Wilbur J. Prezzano** (Chair) **Henry H. Ketcham** **Pierre H. Lessard** **Helen K. Sinclair** **John M. Thompson**	**Responsibility for management's performance evaluation, compensation and succession planning:** • Discharge, and assist the Board in discharging, the responsibility of the Board relating to executive compensation as set out in this committee's charter; • Set performance objectives for the CEO that encourage TD's long-term financial success and regularly measure the CEO's performance against these objectives; • Determine the recommended compensation for the CEO and certain senior officers in consultation with independent advisors who help this committee set competitive compensation that meets TD's hiring, retention and performance objectives; • Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO; • Oversee the selection, evaluation, development and compensation of other members of senior management; • Produce a report on executive compensation for the benefit of shareholders, which is published in TD's annual proxy circular, and review, as appropriate, any other major public disclosures concerning executive compensation.
Risk Committee	**Harold H. MacKay** (Chair) **William E. Bennett** **Wendy K. Dobson** **Brian M. Levitt** **Wilbur J. Prezzano** **Carole S. Taylor**	**Supervising the management of risk of TD:** • Identify and monitor the key risks of TD and evaluate their management; • Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk; • Satisfy itself that policies are in place to manage the risks to which TD is exposed, including market, operational, liquidity, credit, insurance, regulatory and legal risk, and reputational risk; • Provide a forum for big-picture analysis of future risks, including considering trends; • Critically assess TD's business strategies and plans from a risk perspective.
Audit Committee	**William E. Bennett**** (Chair) **John L. Bragg** **Donna M. Hayes** **Irene R. Miller**** **Nadir H. Mohamed****	**Supervising the quality and integrity of TD's financial reporting:** • Oversee reliable, accurate and clear financial reporting to shareholders; • Oversee internal controls – the necessary checks and balances must be in place; • Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders' auditor – the shareholders' auditor reports directly to this committee; • Listen to the shareholders' auditor, internal auditor and the chief compliance officer and evaluate the effectiveness and independence of each; • Oversee the establishment and maintenance of processes that ensure TD is in compliance with the laws and regulations that apply to it, as well as its own policies; • Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TD that are federally regulated financial institutions and insurance companies; • Receive reports on and approve, if appropriate, certain transactions with related parties.

*As of December 3, 2009 **Designated Audit Committee Financial Expert

Performance Indicators

Performance indicators focus effort, communicate our priorities and benchmark TD's performance as we strive to be the better bank. The following table highlights our performance against these indicators in 2009.

2009 PERFORMANCE INDICATORS	RESULTS[1]
FINANCIAL	
• Deliver above-peer-average total shareholder return[2]	• TD return: 13.6% vs. Canadian peer average of 21.6%
• Grow earnings per share (EPS) by 7% to 10%	• 10% EPS growth
• Deliver above-peer-average return on risk-weighted assets	• TD return: 2.39% vs. Canadian peer average of 1.89%
BUSINESS OPERATIONS	
• Grow revenue faster than expenses	• Revenue growth exceeded expense growth by 11%
• Invest in core businesses to improve efficiency and effectiveness	• Refer to "Business Segment Analysis" in the accompanying MD&A for details
CUSTOMER	
• Focus on improving Customer Experience Index (CEI)[3]	• Customer Experience Index score 27.0% (target 27.8%)
• Invest in core businesses to enhance the customer experience	• Refer to "Business Segment Analysis" in the accompanying MD&A for details
EMPLOYEE	
• Improve employee engagement score year over year	• Employee engagement score[4] was 4.11 in fall 2009 vs. 4.18 in fall 2008. The year-over-year decline is primarily a result of U.S. integration activities. Excluding the U.S. business, where the impact of the integration was greatest, employee engagement was 4.24 in fall 2009 vs. 4.21 in fall 2008.
• Enhance the employee experience by: – listening to our employees – building employment diversity – providing a healthy, safe and flexible work environment – providing competitive pay, benefits and performance-based compensation	• See TD's 2009 Corporate Responsibility Report available March 2010 (preview on pages 11 and 12)
– investing in training and development	• $55.6 million invested in 2009
COMMUNITY	
• Donate minimum of 1% of domestic pre-tax profits (five-year average) to charitable and not-for-profit organizations	• 1.3%, or $37.0 million, in donations and community sponsorships in Canada vs. 1.4%, or $35.5 million, in 2008
• Make positive contributions by: – supporting employees' community involvement and fundraising efforts	• $336,000 in employee volunteer grants to 561 organizations (30% year-over-year increase in employees' community involvement)
– promoting children's health, literacy and education	• $14.3 million, or 40% of our community giving, was directed to promote children's health, literacy and education
– protecting and preserving the environment	• TD's Canadian operations on track to be carbon-neutral in 2010 • $4.1 million distributed to 899 community environmental projects through TD Friends of the Environment Foundation; an additional $1.9 million from the TD's community giving budget was used to support environmental projects

[1] Performance indicators that include an earnings component are based on TD's full-year adjusted results (except as noted) as explained in "How the Bank Reports" in the accompanying MD&A. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items.

[2] Total shareholder return is measured on a one-year basis from November 1, 2008, to October 31, 2009.

[3] CEI replaces TD's previous measure of customer satisfaction. CEI is a measurement program that tracks TD customers' loyalty and advocacy.

[4] Scale for employee engagement score is from one to five.

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Financial Group (the Bank) for the year ended October 31, 2009, compared with the corresponding periods in the prior years. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes for the year ended October 31, 2009. This MD&A is dated December 2, 2009. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

Additional information relating to the Bank, including the Bank's Annual Information Form, is available on the Bank's website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission's website at http://www.sec.gov (EDGAR filers section).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications, including to analysts, investors, representatives of the media and others. All such statements are made pursuant to the "safe harbour" provisions of the *U.S. Private Securities Litigation Reform Act* of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets for 2010 and beyond and the strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts to understand our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for 2010 for the Bank are set out in the Bank's 2009 MD&A under the heading "Economic Summary and Outlook" and for each of our business segments, under the heading "Business Outlook and Focus for 2010." Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the current financial and economic environment, such risks and uncertainties may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors – many of which are beyond our control and the effects of which can be difficult to predict – that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank's 2009 MD&A and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary and economic policies and in the foreign exchange rates for currencies of those jurisdictions; competition in markets in which the Bank operates, from established competitors and new entrants; defaults by other financial institutions; the accuracy and completeness of information we receive on customers and counterparties; the development and introduction of new products and services and new distribution channels; the Bank's ability to execute its strategies, including its integration, growth and acquisition strategies, and those of its subsidiaries internationally; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; increased funding costs for credit due to market illiquidity and competition for funding; the Bank's ability to attract, develop and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure and to successfully and reliably deliver our products and services; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; legislative and regulatory developments including changes in tax laws; unexpected judicial or regulatory proceedings or outcomes; the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank's risk management framework, including the risk that the Bank's risk management models do not take into account all relevant factors; international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease, illness or other public health emergencies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's businesses, financial results, financial condition or liquidity. The preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more information, please see the Risk Factors and Management section of the Bank's 2009 MD&A. All such factors should be considered carefully when making decisions with respect to the Bank and undue reliance should not be placed on the Bank's forward-looking statements. Any forward-looking information or statements contained in this document represent the views of management only as of the date hereof. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on our behalf, except as required under applicable securities legislation.

FINANCIAL RESULTS OVERVIEW

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG or the Bank). The Bank is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD AMERITRADE Holding Corporation (TD Ameritrade); U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading online financial services firms, with more than 5.5 million online customers. The Bank had $557 billion in assets on October 31, 2009. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

HOW THE BANK REPORTS

The Bank prepares its Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes "items of note," net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

Effective April 30, 2009, the reporting periods of TD Bank, N.A., which includes TD Banknorth and Commerce, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank's financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, *Accounting Changes*, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings to align the reporting period of TD Bank, N.A. to that of the Bank's reporting period. Accordingly, the results of TD Bank, N.A. for the twelve months ended October 31, 2009 have been included with the results of the Bank for the twelve months ended October 31, 2009. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings and not in the Consolidated Statement of Income.

The following tables provide reconciliations between the Bank's reported and adjusted results.

TABLE 1 **OPERATING RESULTS – REPORTED**

(millions of Canadian dollars)	**2009**	2008	2007
Net interest income	**$ 11,326**	$ 8,532	$ 6,924
Non-interest income	**6,534**	6,137	7,357
Total revenue	**17,860**	14,669	14,281
Provision for credit losses	**2,480**	1,063	645
Non-interest expenses	**12,211**	9,502	8,975
Income before provision for income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	**3,169**	4,104	4,661
Provision for income taxes	**241**	537	853
Non-controlling interests, net of income taxes	**111**	43	95
Equity in net income of an associated company, net of income taxes	**303**	309	284
Net income – reported	**3,120**	3,833	3,997
Preferred dividends	**167**	59	20
Net income available to common shareholders – reported	**$ 2,953**	$ 3,774	$ 3,977

TABLE 2 RECONCILIATION OF NON-GAAP FINANCIAL MEASURES[1]

Adjusted Net Income to Reported Net Income

Operating results – adjusted (millions of Canadian dollars)	2009	2008	2007
Net interest income	**$ 11,326**	$ 8,532	$ 6,924
Non-interest income[2]	**7,294**	5,840	7,148
Total revenue	**18,620**	14,372	14,072
Provision for credit losses[3]	**2,225**	1,046	705
Non-interest expenses[4]	**11,016**	9,291	8,390
Income before provision for income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	**5,379**	4,035	4,977
Provision for income taxes[5]	**923**	554	1,000
Non-controlling interests in subsidiaries, net of income taxes[6]	**111**	43	119
Equity in net income of an associated company, net of income taxes[7]	**371**	375	331
Net income – adjusted	**4,716**	3,813	4,189
Preferred dividends	**167**	59	20
Net income available to common shareholders – adjusted	**4,549**	3,754	4,169
Adjustments for items of note, net of income taxes			
Amortization of intangibles[8]	**(492)**	(404)	(353)
Reversal of Enron litigation reserve[9]	**–**	323	–
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio[10]	**(450)**	118	–
Gain relating to restructuring of Visa[11]	**–**	–	135
TD Banknorth restructuring, privatization, and merger-related charges[12]	**–**	–	(43)
Restructuring and integration charges relating to the Commerce acquisition[13]	**(276)**	(70)	–
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[14]	**(126)**	107	30
Other tax items[15]	**–**	(34)	–
Provision for insurance claims[16]	**–**	(20)	–
General allowance (increase) release Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	**(178)**	–	39
Settlement of TD Banknorth shareholder litigation[17]	**(39)**	–	–
FDIC special assessment charge[18]	**(35)**	–	–
Total adjustments for items of note	**(1,596)**	20	(192)
Net income available to common shareholders – reported	**$ 2,953**	$ 3,774	$ 3,977

Reconciliation of reported earnings per share (EPS) to adjusted EPS[19]

(Canadian dollars)	2009	2008	2007
Diluted – reported	**$ 3.47**	$ 4.87	$ 5.48
Items of note affecting income (as above)	**1.88**	(0.03)	0.27
Items of note affecting EPS only[20]	**–**	0.04	–
Diluted – adjusted	**$ 5.35**	$ 4.88	$ 5.75
Basic – reported	**$ 3.49**	$ 4.90	$ 5.53

[1] Certain comparative amounts have been restated to conform with the presentation adopted in the current year.

[2] Adjusted non-interest income excludes the following items of note: 2009 – $196 million pre-tax loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 14; $564 million pre-tax loss due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, as explained in footnote 10; 2008 – $186 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book; $141 million pre-tax gain due to change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio; $30 million pre-tax loss due to provision for insurance claims, as explained in footnote 16; 2007 – $163 million pre-tax gain relating to restructuring of Visa, as explained in footnote 11; $46 million pre-tax gain due to change in fair value of CDS hedging the corporate loan book.

[3] Adjusted provisions for credit losses exclude the following items of note: 2009 – $255 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; 2008 – $17 million due to change in fair value of CDS hedging the corporate loan book, as explained in footnote 14; 2007 – $60 million general allowance release based on revised loss rate factors, utilizing internal experience in alignment with Basel II methodology.

[4] Adjusted non-interest expenses exclude the following items of note: 2009 – $653 million amortization of intangibles, as explained in footnote 8; $429 million restructuring and integration charges relating to the Commerce acquisition, as explained in footnote 13; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 17; $55 million Federal Deposit Insurance Corporation (FDIC) special assessment charge, as explained in footnote 18; 2008 – $577 million amortization of intangibles; $111 million restructuring and integration charges relating to the Commerce acquisition; $477 million positive adjustment related to the reversal of Enron litigation reserve, as explained in footnote 9; 2007 – $499 million amortization of intangibles; $86 million TD Banknorth restructuring, privatization, and merger-related charges, as explained in footnote 12.

[5] For reconciliation between reported and adjusted provisions for income taxes, see Table 11.

[6] Adjusted non-controlling interests exclude the following items of note: 2007 – $9 million amortization of intangibles, as explained in footnote 8; $15 million from TD Banknorth restructuring, privatization, and merger-related charges, as explained in footnote 12.

[7] Equity in net income of an associated company excludes the following items of note: 2009 – $68 million amortization of intangibles, as explained in footnote 8; 2008 – $66 million amortization of intangibles; 2007 – $47 million amortization of intangibles.

[8] Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.

[9] The Enron contingent liability for which the Bank established a reserve was re-evaluated in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court's ruling in *Stoneridge Partners, LLC v. Scientific-Atlanta, Inc.* During the fourth quarter of 2008, the Bank recorded a positive adjustment of $323 million after tax, reflecting the substantial reversal of the reserve.

[10] Effective August 1, 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in the Wholesale Banking segment. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

[11] As part of the global restructuring of Visa USA Inc., Visa Canada Association, and Visa International Service Association, which closed on October 3, 2007 (restructuring date), the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank's membership interest in Visa Canada Association. As required by the applicable accounting standards, the shares the Bank received in Visa Inc. were measured at fair value and a gain of $135 million after tax was recognized in the Corporate segment, based on the results of an independent valuation of the shares.

[12] The TD Banknorth restructuring, privatization, and merger-related charges include the following: $39 million TD Banknorth restructuring, privatization, and merger-related charges included in U.S. P&C (which included the following: $31 million restructuring charge, primarily consisting of employee severance costs, the costs of amending certain executive employment and award agreements, and the write-down of long-lived assets due to impairment; $5 million of privatization charges, which primarily consisted of legal and investment banking fees; and $3 million of merger-related charges related to conversion and customer notices in connection with the integration of Hudson and Interchange with TD Banknorth; and $4 million of restructuring charges related to the transfer of functions from TD Bank USA to TD Banknorth, included in the Corporate segment.

[13] As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges, and marketing (including customer communication and rebranding).

[14] The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost.

[15] This represents the negative impact of scheduled reductions in the income tax rate on net future income tax assets.

[16] The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. During 2009, the government of Alberta won its appeal of the decision; however, the ultimate outcome remains uncertain as the plaintiffs have filed an application seeking leave to appeal to the Supreme Court of Canada.

[17] Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth, and TD Banknorth officers and directors (TD Banknorth Shareholders' Litigation). The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders' Litigation effective June 24, 2009, and the settlement became final. The net after-tax impact of the settlement was $39 million.

[18] On May 22, 2009, the FDIC, in the U.S., finalized a special assessment resulting in a charge of $35 million after tax (US$31 million).

[19] EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.

[20] The diluted earnings per share figures do not include Commerce earnings for the month of April 2008 because there was a one month lag between fiscal quarter ends until the first quarter of this year, while share issuance on close resulted in a one-time negative earnings impact of four cents per share.

TABLE 3 AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]

(millions of Canadian dollars)	**2009**	2008	2007
Canada Trust	**$ 159**	$ 143	$ 175
TD Bank, N.A. reported amortization of intangibles	**257**	170	112
Less: non-controlling interests	**–**	–	9
Net amortization of intangibles	**257**	170	103
TD Ameritrade (included in equity in net income of an associated company)	**68**	66	47
Other	**8**	25	28
Amortization of intangibles, net of income taxes	**$ 492**	$ 404	$ 353

[1] Amortization of intangibles is included in the Corporate segment.

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL

The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank's invested capital. The Bank's goal is to achieve positive and growing economic profit.

Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank's goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.

Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The following table reconciles between the Bank's economic profit, ROIC, and adjusted net income available to common shareholders. Adjusted results, items of note, and related terms are discussed in the "How the Bank Reports" section.

TABLE 4 RECONCILIATION OF ECONOMIC PROFIT, RETURN ON INVESTED CAPITAL, AND NET INCOME AVAILABLE TO COMMON SHAREHOLDERS – ADJUSTED

(millions of Canadian dollars)	**2009**	2008	2007
Average common equity	**$ 35,341**	$ 26,213	$ 20,572
Average cumulative goodwill/intangible assets amortized, net of income taxes	**4,541**	4,136	3,825
Average invested capital	**$ 39,882**	$ 30,349	$ 24,397
Rate charged for invested capital	**10.0%**	9.3%	9.4%
Charge for invested capital	**$ 3,988**	$ 2,822	$ 2,293
Net income available to common shareholders – reported	**2,953**	3,774	3,977
Items of note impacting income, net of income taxes	**1,596**	(20)	192
Net income available to common shareholders – adjusted	**$ 4,549**	$ 3,754	$ 4,169
Economic profit	**$ 561**	$ 932	$ 1,876
Return on invested capital	**11.4%**	12.4%	17.1%

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

- **Reported net income was $3,120 million, a decrease of $713 million, or 19%, from the prior year.**
- **Adjusted net income was $4,716 million, an increase of $903 million, or 24%, from the prior year.**

Reported net income was $3,120 million, compared with $3,833 million in 2008. The decrease in reported net income was primarily due to an increased loss in the Corporate segment, partially offset by stronger earnings in Wholesale Banking. The Corporate segment increased net loss was primarily attributable to losses on derivatives hedging the reclassified available-for-sale portfolio and decreases in fair value of credit default swaps hedging the corporate loan book, the benefit of the Enron litigation reserve reversal reported last year, and an increase in general allowances. Restructuring charges associated with the Commerce integration were also higher in 2009. Adjusted net income was $4,716 million, compared with $3,813 million in 2008. The increase in adjusted net income was primarily due to stronger earnings in the Wholesale Banking and U.S. Personal and Commercial Banking segments, partially offset by decreased earnings from Wealth Management and an increased loss in the Corporate segment. Canadian Personal and Commercial Banking earnings increased by $48 million driven by broad based revenue and volume growth partially offset by higher credit losses and margin compression on deposits. U.S. Personal and Commercial Banking earnings increased $103 million driven by the full year inclusion of Commerce, strong volume growth, and the translation effect of a weaker Canadian dollar, partially offset by increased provision for credit losses (PCL) and margin compression. Wholesale Banking earnings increased $1,072 million driven by higher trading-related income, largely from interest rate and credit products. Wealth Management earnings decreased by $135 million due to the low interest rate environment and lower average asset levels caused by market-related declines. The Bank's share of earnings in TD Ameritrade decreased by $37 million driven by margin compression partially offset by the translation effect of the weaker Canadian dollar. The loss in the Corporate segment increased by $148 million, primarily due to lower tax benefits and higher unallocated corporate expenses.

Reported diluted earnings per share were $3.47 this year, a 29% decrease, compared with $4.87 in 2008. Adjusted diluted earnings per share were $5.35, a 10% increase, compared with $4.88 in 2008.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings

U.S. Personal and Commercial Banking earnings and the Bank's share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate.

Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the year ended October 31, 2009, compared with 2008, as shown in the table below.

Impact of Foreign Exchange Rate on U.S. Translated Earnings

(millions of Canadian dollars)	For the year ended Oct. 31, 2009 vs. Oct. 31, 2008
U.S. Personal and Commercial Banking	
Increased total revenue	$ 379
Increased non-interest expenses	209
Increased net income	101
TD Ameritrade	
Increased share of earnings	$ 67
Earnings per share impact	$ 0.20

U.S. GAAP

See the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's 2009 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC) and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's website (http://www.sec.gov).

Net income available to common shareholders under U.S. GAAP was $3,599 million, compared with $2,953 million under Canadian GAAP. The higher U.S. GAAP net income available to common shareholders primarily resulted from an increase in income due to the de-designation of certain fair value and cash flow hedging relationships that were designated under Canadian GAAP and the reversal of the provision for credit losses related to the available-for-sale securities portfolio that was reclassified as loans for Canadian GAAP purposes as a result of the 2009 Amendments to Section 3855, *Financial Instruments – Recognition and Measurement*, as described in the "Changes in Accounting Policies during the Current Year" section.

FINANCIAL RESULTS OVERVIEW

Revenue

AT A GLANCE OVERVIEW

- **Total reported revenue was $17,860 million, an increase of $3,191 million, or 22%, from the prior year; adjusted revenue was $18,621 million, an increase of $4,249 million, or 30%, from the prior year.**
- **Net interest income increased by $2,794 million, or 33%, from the prior year.**
- **Reported non-interest income increased by $397 million, or 6%, from the prior year; adjusted non-interest income increased by $1,454 million, or 25%, from the prior year.**

NET INTEREST INCOME

Net interest income was $11,326 million in 2009, an increase of $2,794 million, or 33%, from the prior year. The growth was driven primarily by the U.S. Personal and Commercial Banking, Wholesale Banking, and Canadian Personal and Commercial Banking segments. U.S. Personal and Commercial Banking net interest income increased largely due to the full-year inclusion of Commerce. Wholesale Banking net interest income increased due to higher trading-related net interest income. Canadian Personal and Commercial Banking net interest income increased due to strong volume growth.

NET INTEREST MARGIN

Net interest margin improved by 32 basis points (bps) in 2009 to 2.54% from 2.22% in 2008. Margin declines in both the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments were more than offset by higher trading-related net interest income in Wholesale Banking. Net interest margin in Canadian Personal and Commercial Banking declined in 2009 compared with 2008, reflecting the negative impact of a low interest rate environment on deposits. Net interest margin in U.S. Personal and Commercial Banking declined in 2009 over 2008 due to the low interest rate environment coupled with competitive pressure on deposit pricing.

NET INTEREST INCOME
(millions of Canadian dollars)


$12,000
9,000
6,000
3,000
0
07
08
09

TABLE 5 NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1]

(millions of Canadian dollars, except as noted)		**2009**			2008			2007
	Average balance	**Interest**	**Average rate**	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Earning assets									
Deposits with banks	**$ 16,775**	**$ 442**	**2.63%**	$ 14,264	$ 629	4.41%	$ 12,184	$ 357	2.93%
Securities									
Trading	**51,020**	**2,137**	**4.19**	73,138	3,123	4.27	81,756	3,124	3.82
Non-trading	**97,390**	**2,617**	**2.69**	60,726	2,331	3.84	43,970	1,642	3.73
Total securities	**148,410**	**4,754**	**3.20**	133,864	5,454	4.07	125,726	4,766	3.79
Securities purchased under reverse repurchase agreements	**39,288**	**917**	**2.33**	38,393	1,705	4.44	31,960	1,829	5.72
Loans									
Mortgages[2]	**82,447**	**3,392**	**4.11**	79,000	4,057	5.14	63,991	3,471	5.42
Consumer instalment and other personal	**86,567**	**5,508**	**6.36**	72,630	4,634	6.38	64,502	4,510	6.99
Credit card	**7,784**	**994**	**12.77**	6,392	870	13.61	5,467	731	13.37
Business and government[2,3]	**64,985**	**2,880**	**4.43**	40,485	2,235	5.52	31,913	2,188	6.86
Total loans	**241,783**	**12,774**	**5.28**	198,507	11,796	5.94	165,873	10,900	6.57
Total earning assets	**$ 446,256**	**$ 18,887**	**4.23%**	$ 385,028	$ 19,584	5.09%	$ 335,743	$ 17,852	5.32%
Interest-bearing liabilities									
Deposits									
Personal	**$ 209,292**	**$ 3,289**	**1.57%**	$ 165,020	$ 3,679	2.23%	$ 144,364	$ 3,733	2.59%
Banks	**15,720**	**130**	**0.83**	17,008	532	3.13	19,954	814	4.08
Business and government	**171,826**	**2,399**	**1.40**	138,728	4,270	3.08	105,196	3,700	3.52
Total deposits	**396,838**	**5,818**	**1.47**	320,756	8,481	2.64	269,514	8,247	3.06
Subordinated notes and debentures	**12,475**	**671**	**5.38**	12,439	654	5.26	9,061	484	5.34
Obligations related to securities sold short and under repurchase agreements	**29,286**	**978**	**3.34**	44,006	1,823	4.14	46,487	2,088	4.49
Preferred shares and Capital Trust Securities	**1,450**	**94**	**6.48**	1,449	94	6.49	1,797	109	6.07
Total interest-bearing liabilities	**$ 440,049**	**$ 7,561**	**1.72%**	$ 378,650	$ 11,052	2.92%	$ 326,859	$ 10,928	3.34%
Total net interest income on average earnings assets	**$ 446,256**	**$ 11,326**	**2.54%**	$ 385,028	$ 8,532	2.22%	$ 335,743	$ 6,924	2.06%

[1] Net interest income includes dividends on securities.

[2] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[3] As a result of the 2009 Amendments to CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the "Changes in Accounting Policies during the Current Year" section.

TABLE 6	ANALYSIS OF CHANGE IN NET INTEREST INCOME					
(millions of Canadian dollars)	**2009 vs. 2008**			2008 vs. 2007		
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in		
	Average volume	**Average rate**	**Net change**	Average volume	Average rate	Net change
Total earning assets	**$ 3,211**	**$ (3,908)**	**$ (697)**	$ 2,805	$ (1,073)	$ 1,732
Total interest-bearing liabilities	**(1,357)**	**4,848**	**3,491**	(1,641)	1,517	(124)
Net interest income	**$ 1,854**	**$ 940**	**$ 2,794**	$ 1,164	$ 444	$ 1,608

NON-INTEREST INCOME

Reported non-interest income was $6,534 million in 2009, an increase of $397 million, or 6%, from 2008. Adjusted non-interest income was $7,294 million, an increase of $1,454 million, or 25%, from the prior year. The increase in adjusted non-interest income was largely due to an increase in the Wholesale Banking and U.S. Personal and Commercial Banking segments. Wholesale Banking non-interest income increased mainly due to higher trading-related non-interest income, partially offset by higher net security losses relating to the exit of the public equity investment portfolio. U.S. Personal and Commercial Banking non-interest income increased largely due to the full-year inclusion of Commerce.

TABLE 7 NON-INTEREST INCOME				
(millions of Canadian dollars)				2009 vs. 2008
	2009	2008	2007	% change
Investment and securities services				
TD Waterhouse fees and commissions	**$ 465**	$ 405	$ 438	14.8%
Full-service brokerage and other securities services	**451**	565	559	(20.2)
Underwriting and advisory	**387**	214	338	80.8
Investment management fees	**191**	198	197	(3.5)
Mutual funds management	**718**	863	868	(16.8)
Total investment and securities services	**2,212**	2,245	2,400	(1.5)
Credit fees	**622**	459	420	35.5
Net securities gains (losses)	**(437)**	331	326	(232.0)
Trading income (loss)	**685**	(794)	591	186.3
Service charges	**1,507**	1,237	1,019	21.8
Loan securitizations	**468**	231	397	102.6
Card services	**733**	589	451	24.4
Insurance, net of claims	**913**	927	1,005	(1.5)
Trust fees	**141**	140	133	0.7
Other income (loss)	**(310)**	772	615	(140.2)
Total	**$ 6,534**	$ 6,137	$ 7,357	6.5%

TRADING-RELATED INCOME

Trading-related income is the total of net interest income on trading positions, trading income which includes income from trading loans, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Trading-related income increased by $2,522 million from 2008. The increase was due to improved market conditions which resulted in record trading results. Interest rate and foreign exchange (FX) businesses benefitted from wider spreads, increased client activity, and trading opportunities from elevated levels of volatility in the market. Credit portfolios benefitted from improved asset values from tighter spreads and increased liquidity as compared to losses a year ago from the severe decline in credit market liquidity, and a recovery of a loan commitment. Equity revenue also improved due to a recovery in global equity prices as compared to a sharp decline a year ago.

The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of the Bank's trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in non-interest income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 8 TRADING-RELATED INCOME			
(millions of Canadian dollars)	**2009**	2008	2007
Net interest income (loss)	**$ 1,210**	$ 379	$ (55)
Trading income (loss)	**685**	(794)	591
Loans designated as trading under the fair value option[1]	**47**	(165)	(38)
Total trading-related income (loss)	**$ 1,942**	$ (580)	$ 498
By product			
Interest rate and credit portfolios	**$ 1,292**	$ (663)	$ 239
Foreign exchange portfolios	**573**	481	312
Equity and other portfolios	**30**	(233)	(15)
Loans designated as trading under the fair value option	**47**	(165)	(38)
Total trading-related income (loss)	**$ 1,942**	$ (580)	$ 498

[1] Excludes amounts related to securities designated as trading under the fair value option that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW

- **Reported non-interest expenses were $12,211 million, an increase of $2,709 million, or 29%, from the prior year.**
- **Adjusted non-interest expenses were $11,016 million, an increase of $1,725 million, or 19%, from the prior year.**
- **Reported efficiency ratio was 68.4%, a decline in efficiency of 360 bps from 64.8% in the prior year.**
- **Adjusted efficiency ratio was 59.2%, an improvement in efficiency of 540 bps from 64.6% in the prior year.**

NON-INTEREST EXPENSES

Reported non-interest expenses for 2009 were $12,211 million, compared with $9,502 million in 2008, an increase of $2,709 million, or 29%. Reported non-interest expenses included $429 million of restructuring and integration charges attributable to the Commerce acquisition; the prior year included $111 million of restructuring and integration charges and also benefited from a $477 million reduction of expenses related to the release of the Enron litigation reserve. Adjusted non-interest expenses were $11,016 million, compared with $9,291 million in 2008, an increase of $1,725 million, or 19%. U.S. Personal and Commercial Banking non-interest expenses increased primarily due to the full-year inclusion of Commerce and increased FDIC premiums. Wholesale Banking non-interest expenses increased primarily due to higher variable compensation driven by stronger results. Canadian Personal and Commercial Banking non-interest expenses increased largely due to higher employee compensation and investment in new branches. Wealth Management non-interest expenses increased primarily due to the full year inclusion of U.S. wealth management businesses and continued investment in the sales force in the advice-based businesses.

EFFICIENCY RATIO

Efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The Bank's adjusted efficiency ratio improved from 2008, primarily due to the increase in Wholesale Banking revenue.

NON-INTEREST EXPENSES
(millions of Canadian dollars)



$14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
07
08
09

EFFICIENCY RATIO
(percent)



80%
60
40
20
0
07
08
09

TABLE 9 NON-INTEREST EXPENSES AND EFFICIENCY RATIO				
(millions of Canadian dollars, except as noted)				2009 vs. 2008
	2009	2008	2007	% change
Salaries and employee benefits				
Salaries	**$ 3,671**	$ 3,089	$ 2,737	18.8%
Incentive compensation	**1,342**	1,235	1,286	8.7
Pension and other employee benefits	**826**	660	583	25.2
Total salaries and employee benefits	**5,839**	4,984	4,606	17.2
Occupancy				
Rent	**559**	463	390	20.7
Depreciation	**323**	225	163	43.6
Property tax	**50**	33	21	51.5
Other	**281**	214	162	31.3
Total occupancy	**1,213**	935	736	29.7
Equipment				
Rent	**285**	216	192	31.9
Depreciation	**277**	213	199	30.0
Other	**335**	254	223	31.9
Total equipment	**897**	683	614	31.3
Amortization of other intangible assets	**653**	577	499	13.2
Restructuring costs	**36**	48	67	(25.0)
Marketing and business development	**566**	491	445	15.3
Brokerage-related fees	**274**	252	233	8.7
Professional and advisory services	**740**	569	488	30.1
Communications	**239**	210	193	13.8
Other expenses				
Capital and business taxes	**274**	234	196	17.1
Postage	**156**	138	122	13.0
Travel and relocation	**138**	106	84	30.2
Other	**1,186**	275	692	331.3
Total other expenses	**1,754**	753	1,094	132.9
Total expenses	**$ 12,211**	$ 9,502	$ 8,975	28.5%
Efficiency ratio – reported	**68.4%**	64.8%	62.8%	360 bps
Efficiency ratio – adjusted	**59.2**	64.6	59.6	(540)

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes decreased by $195 million, or 15%, from 2008. Income tax expense, on a reported basis, was down $296 million, or 55%, from 2008. Other taxes were up $101 million, or 14%, from 2008. Adjusted total income and other taxes were up $470 million, or 36%, from 2008. Total income tax expense, on an adjusted basis, was up $369 million, or 67%, from 2008.

The Bank's effective income tax rate, on a reported basis, was 7.6% for 2009, compared with 13.1% in 2008. The year-over-year decrease was primarily caused by a decrease in reported net income before taxes, a proportionate increase in tax exempt income, and a lower effective tax rate on international operations.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $196 million in the year, compared to $178 million in 2008, is not part of the Bank's tax rate reconciliation.

TABLE 10 TAXES

(millions of Canadian dollars, except as noted)	**2009**		2008		2007	
Income taxes at Canadian statutory income tax rate	**$ 1,006**	**31.8%**	$ 1,342	32.7%	$ 1,627	34.9%
Increase (decrease) resulting from						
Dividends received	**(333)**	**(10.5)**	(345)	(8.4)	(423)	(9.1)
Rate differentials on international operations	**(448)**	**(14.1)**	(457)	(11.1)	(336)	(7.2)
Other – net	**16**	**0.4**	(3)	(0.1)	(15)	(0.3)
Provision for income taxes and effective income tax rate – reported	**$ 241**	**7.6%**	$ 537	13.1%	$ 853	18.3%

The Bank's adjusted effective income tax rate was 17.2% for 2009, compared with 13.7% in 2008. The increase this year was mainly due to an increase in adjusted net income before taxes, a proportionate decrease in tax exempt income, and a higher effective tax rate on international operations.

TABLE 11 RECONCILIATION OF NON-GAAP PROVISION FOR (RECOVERY OF) INCOME TAXES

(millions of Canadian dollars, except as noted)	**2009**	2008	2007
Provision for income taxes – reported	**$ 241**	$ 537	$ 853
Adjustments for items of note			
Amortization of intangibles	**229**	239	184
Reversal of Enron litigation reserve	**–**	(154)	–
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**114**	(23)	–
Gain relating to restructuring of Visa	**–**	–	(28)
TD Banknorth restructuring, privatization, and merger-related charges	**–**	–	28
Restructuring and integration charges relating to the Commerce acquisition	**153**	41	–
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**70**	(62)	(16)
Other tax items	**–**	(34)	–
Provision for insurance claims	**–**	10	–
General allowance increase (release) in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	**77**	–	(21)
Settlement of TD Banknorth shareholder litigation	**19**	–	–
FDIC special assessment charge	**20**	–	–
Total adjustments for items of note	**682**	17	147
Provision for income taxes – adjusted	**923**	554	1,000
Other taxes			
Payroll	**283**	242	218
Capital and premium taxes	**268**	228	191
GST and provincial	**172**	172	170
Municipal and business	**126**	106	89
Total other taxes	**849**	748	668
Total taxes – adjusted	**$ 1,772**	$ 1,302	$ 1,668
Effective income tax rate – adjusted[1]	**17.2%**	13.7%	20.1%

[1] Adjusted effective income tax rate is adjusted provision for income taxes before other taxes as a percentage of adjusted net income before tax.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2009 PERFORMANCE SUMMARY

Reported net income for the quarter was $1,010 million, a decrease of $4 million, compared with the fourth quarter of 2008. Reported diluted earnings per share were $1.12 for the quarter, compared with $1.22 in the same quarter last year. Adjusted net income for the quarter was $1,307 million, an increase of $642 million, or 97%, compared with the same quarter last year. Adjusted diluted earnings per share were $1.46 for the quarter, compared with $0.79 in the fourth quarter of 2008.

Reported revenue was $4,718 million, an increase of $1,078 million, or 30%, compared with the fourth quarter of 2008. Adjusted revenue was $4,810 million, an increase of $1,407 million, or 41%, compared with the fourth quarter of 2008, driven largely by the Wholesale Banking and Canadian Personal and Commercial Banking segments. Wholesale Banking revenue increased primarily due to higher trading-related revenue, led by interest rate and credit trading. Canadian Personal and Commercial Banking net interest income increased due to strong volume growth across most banking products, particularly in real-estate secured lending as well as personal and business deposits.

PCL was $521 million, an increase of $233 million, or 81%, from the fourth quarter of 2008, largely due to increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking PCL increased largely due to higher personal banking provisions. PCL in U.S. Personal and Commercial Banking increased largely due to higher commercial banking provisions.

Reported non-interest expenses were $3,095 million, an increase of $728 million, or 31%, compared with the fourth quarter of 2008. Adjusted non-interest expenses were $2,807 million, an increase of $175 million, or 7%, compared with the fourth quarter of 2008, largely driven by the U.S. Personal and Commercial Banking and Wholesale Banking segments. U.S. Personal and Commercial Banking non-interest expenses increased due to higher FDIC premiums, the translation effect of the weaker Canadian dollar, and new store openings. Wholesale Banking non-interest expenses increased primarily due to higher variable compensation related to stronger results.

The Bank's reported effective tax rate was 12% for the quarter, compared with 2% in the same quarter last year. The current quarter increase was mainly caused by higher earnings, a decrease in tax exempt income, and a higher effective rate on international operations.

QUARTERLY TREND ANALYSIS

Over the previous eight quarters, the Bank has had solid underlying earnings growth from its retail business segments. Canadian Personal and Commercial Banking revenue has shown steady growth over the past eight quarters as strong volume growth and steady margins have more than offset a significant increase in PCL. U.S. Personal and Commercial Banking revenue increased sharply in the third quarter of 2008, reflecting the inclusion of Commerce. While the Bank's U.S. operations remain a positive outlier from a credit perspective, the challenging economic conditions and reclassification of securities to loans has caused the segment to recognize significantly higher PCL in 2009. The combination of increased credit costs and margin compression have offset solid loan and deposit growth and resulted in 2009 quarterly net income being below the level realized in the second half of 2008. Wealth Management's contribution to earnings started to decline toward the latter part of 2008 as lower net interest income and a decline in fee revenue more than offset strong transaction-related volumes. However, the last two quarters of 2009 were stronger than the first two quarters as equity markets strengthened. Challenging economic conditions contributed to weaker Wholesale Banking earnings throughout 2008, but earnings rebounded in 2009 driven by higher client activity, wider margins, and increased liquidity in capital markets.

The Bank's earnings have seasonal impacts, principally the second quarter being affected by fewer business days.

The Bank's earnings are also impacted by market-driven events, transactions, and management actions. All four quarters of 2009 included restructuring and integration charges related to the Commerce integration. The second, third, and fourth quarters of 2008 included restructuring charges relating to the Commerce acquisition, while the third and fourth quarters of 2008 benefited from the first time inclusion of the Commerce earnings.

For a discussion on the fourth quarter 2009 results, see the "Fourth Quarter 2009 Performance Summary" section.

TABLE 12 QUARTERLY RESULTS

(millions of Canadian dollars)				2009				2008
	For the three months ended				For the three months ended			
	Oct. 31	July 31[1]	Apr. 30[1]	Jan. 31[1]	Oct. 31	July 31	Apr. 30	Jan. 31
Net interest income	$ 2,825	$ 2,833	$ 2,940	$ 2,728	$ 2,449	$ 2,437	$ 1,858	$ 1,788
Non-interest income	1,893	1,834	1,385	1,422	1,191	1,600	1,530	1,816
Total revenue	4,718	4,667	4,325	4,150	3,640	4,037	3,388	3,604
Provision for credit losses	521	557	772	630	288	288	232	255
Non-interest expenses	3,095	3,045	3,051	3,020	2,367	2,701	2,206	2,228
Provision for (recovery of) income taxes	132	209	(8)	(92)	20	122	160	235
Non-controlling interests in subsidiaries, net of income taxes	27	28	28	28	18	8	9	8
Equity in net income of an associated company, net of income taxes	67	84	63	89	67	79	71	92
Net income – reported	1,010	912	545	653	1,014	997	852	970
Adjustments for items of note, net of income taxes								
Amortization of intangibles	116	122	127	127	126	111	92	75
Reversal of Enron litigation reserve	–	–	–	–	(323)	–	–	–
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	73	43	134	200	(118)	–	–	–
Restructuring and integration charges relating to the Commerce acquisition	89	70	50	67	25	15	30	–
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	19	75	44	(12)	(59)	(22)	(1)	(25)
Other tax items	–	–	–	–	–	14	–	20
Provision for insurance claims	–	–	–	–	–	–	–	20
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	–	46	77	55	–	–	–	–
Settlement of TD Banknorth shareholder litigation	–	–	39	–	–	–	–	–
FDIC special assessment charge	–	35	–	–	–	–	–	–
Total adjustments for items of note	297	391	471	437	(349)	118	121	90
Net income – adjusted	1,307	1,303	1,016	1,090	665	1,115	973	1,060
Preferred dividends	48	49	41	29	23	17	11	8
Net income available to common shareholders – adjusted	$ 1,259	$ 1,254	$ 975	$ 1,061	$ 642	$ 1,098	$ 962	$ 1,052
(Canadian dollars, except as noted)								
Basic earnings per share								
Reported	$ 1.12	$ 1.01	$ 0.59	$ 0.75	$ 1.23	$ 1.22	$ 1.12	$ 1.34
Adjusted	1.47	1.47	1.15	1.28	0.79	1.37	1.33	1.46
Diluted earnings per share								
Reported	1.12	1.01	0.59	0.75	1.22	1.21	1.12	1.33
Adjusted	1.46	1.47	1.14	1.27	0.79	1.35	1.32	1.45
Return on common shareholders' equity	11.0%	9.7%	5.6%	7.2%	13.3%	13.4%	13.4%	18.0%
(billions of Canadian dollars)								
Average earning assets	$ 451	$ 438	$ 447	$ 449	$ 416	$ 410	$ 359	$ 354
Net interest margin as a percentage of average earning assets	2.48%	2.57%	2.70%	2.41%	2.34%	2.36%	2.11%	2.01%

[1] During the fourth quarter of 2009 certain comparative amounts retroactive to the first quarter of 2009 have been adjusted to conform with the amendments to CICA Handbook Section 3855. For further details, see the "Changes in Accounting Policies during the Current Year" section.

BUSINESS SEGMENT ANALYSIS

Business Focus

For management reporting purposes, the Bank's operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking, and Wholesale Banking.

Canadian Personal and Commercial Banking comprises our Canadian banking and global insurance businesses. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers. As a leading customer services provider, TD Canada Trust offers anywhere, anytime banking solutions through telephone and internet banking, more than 2,600 automated banking machines, and a network of 1,116 branches located across Canada. TD Commercial Banking serves the needs of medium-sized Canadian businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Under the TD Insurance brand, the Bank offers a broad range of insurance products, including home and automobile coverage, life and health insurance in Canada and the U.S., as well as business property and casualty business in the U.S., in addition to credit protection coverage on TD Canada Trust lending products.

Wealth Management provides a wide array of investment products and services through different brands to a large and diverse retail and institutional global client base. The Bank's wealth management unit is one of the largest in Canada, based on market share of assets, and comprises a number of advisory, distribution, and asset management businesses, including TD Waterhouse, TD Mutual Funds, and TD Asset Management Inc. (TDAM). In Canada, discount brokerage, financial planning, private investment advice, and private client services cater to the needs of different retail customer segments through all stages of their investing life cycle. U.S. wealth management also provides a wide range of financial advisory, private banking, trust and investment management services to U.S. clients. Through Wealth Management's discount brokerage channels, it serves customers in Canada and the United Kingdom, and TD Ameritrade serves customers in the U.S. discount brokerage industry and has leadership in both price and service.

U.S. Personal and Commercial Banking comprises the Bank's retail and commercial banking operations in the U.S. The Bank's U.S. Personal and Commercial banking operations expanded upon completion of the acquisition of Commerce in March 2008. Operating under the brand TD Bank, America's Most Convenient Bank, the retail operations provide a full range of financial products and services through multiple delivery channels, including a network of 1,028 branches located in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida, telephone and internet banking and automated banking machines, allowing customers to have banking access virtually anywhere and anytime. U.S. Personal and Commercial Banking also serves the needs of businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs.

Wholesale Banking serves a diverse base of corporate, government, and institutional clients in key financial markets around the world. Under the TD Securities brand, Wholesale Banking provides a wide range of capital markets and investment banking products and services that include: underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and executing daily trading and investment needs.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes effects of asset securitization programs, treasury management, general provision for credit losses, elimination of taxable equivalent adjustments, corporate level tax benefits, and residual unallocated revenue and expenses.

Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to Canadian Personal and Commercial Banking, and the U.S. wealth management businesses to Wealth Management for management reporting purposes to align how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments, the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments, including those items which management does not consider within the control of the business segments. For more information, see the "How the Bank Reports" section. For information concerning the Bank's measures of economic profit and return on invested capital, which are non-GAAP measures, see the "Economic Profit and Return on Invested Capital" section. Segmented information also appears in Note 34 to the 2009 Consolidated Financial Statements.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is eliminated in the Corporate segment. The TEB adjustment for the year was $470 million, compared with $513 million last year.

As noted in Note 5 to the 2009 Consolidated Financial Statements, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the PCL related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale together with income earned on the retained interests, net of credit losses, incurred are included in non-interest income.

The "Business Outlook and Focus for 2010" section for each segment, provided on the following pages, is based on the Bank's views and the actual "Economic Summary and Outlook" section and the outcome may be materially different. For more information, see the "Caution Regarding Forward-Looking Statements" section and the "Risk Factors That May Affect Future Results" section.

TABLE 13 RESULTS BY SEGMENT

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking[1,2]		Wholesale Banking		Corporate		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Net interest income	**$ 6,348**	$ 5,790	**$ 270**	$ 347	**$ 3,607**	$ 2,144	**$ 2,488**	$ 1,318	**$ (1,387)**	$ (1,067)	**$ 11,326**	$ 8,532
Non-interest income	**3,101**	3,036	**1,935**	1,981	**1,117**	853	**733**	(68)	**(352)**	335	**6,534**	6,137
Total revenue	**9,449**	8,826	**2,205**	2,328	**4,724**	2,997	**3,221**	1,250	**(1,739)**	(732)	**17,860**	14,669
Provision for (reversal of) credit losses	**1,155**	766	**–**	–	**948**	226	**164**	106	**213**	(35)	**2,480**	1,063
Non-interest expenses	**4,725**	4,522	**1,701**	1,615	**3,213**	1,791	**1,417**	1,199	**1,155**	375	**12,211**	9,502
Income (loss) before provision for income taxes	**3,569**	3,538	**504**	713	**563**	980	**1,640**	(55)	**(3,107)**	(1,072)	**3,169**	4,104
Provision for (recovery of) income taxes	**1,097**	1,114	**159**	233	**(70)**	258	**503**	(120)	**(1,448)**	(948)	**241**	537
Non-controlling interests in subsidiaries, net of income taxes	**–**	–	**–**	–	**–**	–	**–**	–	**111**	43	**111**	43
Equity in net income of an associated company, net of income taxes	**–**	–	**252**	289	**–**	–	**–**	–	**51**	20	**303**	309
Net income (loss) – reported	**2,472**	2,424	**597**	769	**633**	722	**1,137**	65	**(1,719)**	(147)	**3,120**	3,833
Adjustments for items of note, net of income taxes												
Amortization of intangibles	**–**	–	**–**	–	**–**	–	**–**	–	**492**	404	**492**	404
Reversal of Enron litigation reserve	**–**	–	**–**	–	**–**	–	**–**	–	**–**	(323)	**–**	(323)
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**–**	–	**–**	–	**–**	–	**–**	–	**450**	(118)	**450**	(118)
Restructuring and integration charges relating to the Commerce acquisition	**–**	–	**–**	–	**276**	70	**–**	–	**–**	–	**276**	70
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**–**	–	**–**	–	**–**	–	**–**	–	**126**	(107)	**126**	(107)
Other tax items	**–**	–	**–**	–	**–**	14	**–**	–	**–**	20	**–**	34
Provision for insurance claims	**–**	–	**–**	–	**–**	–	**–**	–	**–**	20	**–**	20
General allowance increase (release) in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	**–**	–	**–**	–	**–**	–	**–**	–	**178**	–	**178**	–
Settlement of TD Banknorth shareholder litigation	**–**	–	**–**	–	**–**	–	**–**	–	**39**	–	**39**	–
FDIC special assessment charge	**–**	–	**–**	–	**–**	–	**–**	–	**35**	–	**35**	–
Total adjustments for items of note	**–**	–	**–**	–	**276**	84	**–**	–	**1,320**	(104)	**1,596**	(20)
Net income (loss) – adjusted	**$ 2,472**	$ 2,424	**$ 597**	$ 769	**$ 909**	$ 806	**$ 1,137**	$ 65	**$ (399)**	$ (251)	**$ 4,716**	$ 3,813
(billions of Canadian dollars)												
Average invested capital	**$ 8.8**	$ 8.3	**$ 4.7**	$ 4.0	**$ 20.0**	$ 13.2	**$ 3.8**	$ 3.6	**$ 2.6**	$ 1.2	**$ 39.9**	$ 30.3
Risk-weighted assets	**64**	58	**8**	7	**80**	83	**34**	56	**4**	8	**190**	212

[1] Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking include Commerce. For details, see Note 7 to the 2009 Consolidated Financial Statements.

[2] As explained in the "How the Bank Reports" section and Note 1 to the 2009 Consolidated Financial Statements, effective the second quarter ended April 30, 2009, as a result of the reporting-period alignment of U.S. entities, TD Banknorth and Commerce are consolidated using the same period as the Bank.

ECONOMIC SUMMARY AND OUTLOOK

In September 2008, the global financial system came under extreme distress in the wake of the collapse of a key U.S. financial institution amidst ongoing global bailouts of financial and insurance firms. Over the subsequent months, the transmission mechanism between the financial system and real economy proved almost instantaneous, bringing deep economic contractions in late 2008 and early 2009. The extreme interconnectivity of the global economy also became evident, as the most synchronous world recession since the 1930s unfolded.

Global policy makers responded with deep interest rate cuts, massive coordinated fiscal stimulus, and creative actions to help stabilize the global financial system. Although economic challenges continued, these actions paid off. By mid-2009, signs were materializing that the worst of the contraction had passed. A number of Asian and European economies rebounded in the second quarter of 2009, while data pointed to economic growth in the United States and Canada resuming in the third quarter.

The current focus is on the shape of the recovery. Around much of the globe, inventories decreased to remarkably low levels during the recession, implying that even modest improvements in demand will lead to significant gains in production. Real estate markets, which were the epicentre for the financial problems in the U.S. and the U.K., are stabilizing, and given the low levels reached, even a modest improvement could bring a significant boost to economic growth. Previously announced fiscal stimulus programs will continue to be a contributor to economic growth in the coming quarters, while the impact of record low interest rates should continue to encourage growth. Unemployment rates are likely to continue to rise in the near term, but this is a traditional lagging indicator and some of the rise will reflect workers re-entering the labour market, which is a positive. Improved consumer and business confidence should also be reflected in a greater willingness to spend and invest. This is how economies have climbed out of recessions before, and it will play out again.

However, the pace of economic recovery is likely to prove gradual compared to past recessions. In the U.S., the financial system is being repaired, which will take considerable time. Loan losses will continue as foreclosure rates are expected to further increase, and this will likely occur amidst ongoing recapitalization and deleveraging of financial institutions. Further weakness in commercial real estate is anticipated. Another systemic shock to the financial system is highly unlikely, but the wounds of the credit crunch and the economic downturn will be slow to heal. The deleveraging of the global financial system is also not complete and the ability to securitize loans will not return to its prior level. Credit growth should improve, but not in a way to fuel booming economic conditions. The American household has experienced a significant loss of wealth, and this is likely to induce a tendency towards increased savings and a slower trend rate of consumer spending growth during the recovery.

NET INCOME BY BUSINESS SEGMENT
(as a percent of total net income)


70%
60
50
40
30
20
10
0
07 08 09
07 08 09
07 08 09
07 08 09

- Canadian Personal and Commercial Banking
- Wealth Management
- U.S. Personal and Commercial Banking
- Wholesale Banking

Growth in the U.S. economy is predicted to average 2.4% in 2010, before strengthening to 3.3% in 2011. This level of growth is much lower in comparison to the sharp rebounds that followed the early 1970s and early 1980s recessions. The moderate economic growth combined with only gradual improvement in credit flows means that inflation should not be problematic in the coming year, giving the Federal Reserve flexibility to leave interest rates on hold for some time yet. On the fiscal front, large deficits and mounting debt pose a significant challenge; however, this cannot be addressed while the U.S. economy is fragile.

Although the Canadian banking system proved far more stable than in any other major advanced economy during the global recession, Canada's heavy export reliance and spill over from the credit crunch still meant that the domestic economy was impacted during the global downturn. Now it should follow the global recovery, with real GDP growth of 2.5% in 2010 and 3.1% in 2011. One of the key restraining factors on Canadian growth will be the export sector. Although it is improving, the sector will remain challenged by a further appreciation in the Canadian dollar (which is expected to touch parity before pulling back). However, the domestic economy will remain the foundation for growth, as evidenced by a housing market that has already rebounded with existing home sales having already returned to pre-recession levels and with prices likely to post a 5 – 7% gain in 2010.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking comprises the Bank's personal and business banking businesses in Canada, as well as the Bank's global insurance operations. Under the TD Canada Trust brand, the retail operations provide a full range of financial products and services to approximately 11 million personal and small business customers.


$2,472
(millions of Canadian dollars)
NET INCOME
$2,500
2,000
1,500
1,000
500
0
07 08 09
50%
(percent)
EFFICIENCY RATIO
60%
50
40
30
20
10
0
07 08 09



Revenue

(millions of Canadian dollars)	2009	2008	2007
Personal deposits	**$ 2,508**	$ 2,463	$ 2,353
Consumer lending	**2,175**	1,922	1,714
Business banking	**1,912**	1,798	1,654
Real estate secured lending	**1,515**	1,314	1,260
Insurance, net of claims	**1,075**	1,080	1,013
Other[1]	**264**	249	255
Total	**$ 9,449**	$ 8,826	$ 8,249

[1] Other revenue includes internal commissions on sales of mutual funds and other Wealth Management products, fees for foreign exchange, safety deposit box rentals and other branch services.

BUSINESS HIGHLIGHTS

- **Achieved revenue growth of 7%, on broad-based volume growth and higher fee revenue.**
- **Ongoing investment in customer-facing areas with the objective of further improving customer service. Extended market leadership position for the number of average branch hours by exceeding peers' average by 59% and continued to lead the industry in new branch openings with 158 opened since 2004.**
- **Achieved largest market share gains of five major Canadian banks for business banking, year-over-year and for the cumulative three year period.**
- **Achieved external recognition as an industry leader in customer service excellence with distinctions that included the following:**
  - **Rated #1 for "Customer Service Excellence" among Canada's five major banks by an independent market research firm, Synovate[1] for the fifth year in a row.**
  - **Ranked highest in overall customer satisfaction among the five major Canadian banks for the fourth consecutive year by J.D. Power and Associates[2].**
  - **Call centres recognized with the Highest Banking Industry Customer Satisfaction Award by Service Quality Measurement Group (SQM)[3] in 2009 and four of the past five years.**
- **While TD Insurance revenue was lower due to higher claims costs, insurance premiums grew 10%, retaining the #1 direct writer position and increasing overall market share in Canada.**
- **TD General Insurance and TD Life & Health surpassed $2.8 billion of annual premiums collectively.**

CHALLENGES IN 2009

- **Changing cost of funds that began in the fourth quarter of 2007, continued to impact margins on prime-based products.**
- **Heightened competition continued from the major Canadian banks and other competitors in residential mortgages, high-yield savings accounts, and term deposits.**
- **Increased credit losses as a result of credit quality challenges and higher bankruptcies and delinquencies.**
- **Increased insurance claims frequency from an unusually high level of weather-related events, combined with higher average claims costs, particularly in Ontario automobile insurance, resulted in higher loss ratios.**

INDUSTRY PROFILE

The personal and business banking environment in Canada is very competitive among the major banks with some strong regional players. The competition makes it difficult to sustain market share gains and distinctive competitive advantages over the long term. Customers expect more convenient and cost effective banking solutions. Continued success depends upon outstanding customer service and convenience, disciplined risk management practices, and expense management. The Canadian property and casualty insurance industry features a relatively large number of participants each with limited market share. The life and health insurance industry in Canada and the reinsurance market internationally are more consolidated featuring a few large players.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Personal and Commercial Banking is as follows:

- Integrate the elements of the comfortable customer experience into everything we do.
- Be recognized as an extraordinary place to work.
- Use our strengths to build out under-represented businesses.
- Simplify activities to be an efficient revenue growth engine.
- Invest in the future to deliver top tier earnings performance consistently.
- Establish the TD Insurance brand and build infrastructure for future growth.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Personal and Commercial Banking net income for the year was a record $2,472 million, an increase of $48 million, or 2%, from the prior year. Return on invested capital decreased from 29% last year to 28% in 2009.

Revenue for the year was $9,449 million, an increase of $623 million, or 7%, compared with last year mainly due to strong net interest income. The main contributor to revenue growth was solid broad-based volume growth particularly in personal and business deposits and real estate secured lending, which was partly offset by margin compression mainly from deposits.

Compared with last year, real estate secured lending average volume (including securitizations) grew by $18 billion, or 12%, credit card lending volume grew by $1 billion, or 15%, and personal deposit volume grew $15 billion, or 14%. Business deposits grew by $7 billion, or 16%, and originated gross insurance premiums grew by $247 million, or 10%. Personal loans grew by $3 billion, or 15%, and business loans and acceptances grew by $7 billion, or 16%.

Margin on average earning assets decreased by 5 bps to 2.90% compared with last year due to margin compression primarily from the low overall level of interest rates.

Provision for credit losses (PCL) for the year was $1,155 million, an increase of $389 million, or 51%, compared with last year. Personal banking PCL was $1,065 million, an increase of $347 million, or 48%, compared with last year, mainly due to higher loss rates on credit cards and unsecured lines of credit. Business banking PCL was $90 million, an increase of $42 million, or 88%, compared with the prior year reflecting the weaker economic conditions. PCL as a percentage of credit volume was 0.52%, increasing 14 bps from last year.

Non-interest expenses for the year were $4,725 million, an increase of $203 million, or 4%, compared with last year. Higher employee compensation, the full year inclusion of the U.S. insurance and credit card businesses transferred to the segment in the third quarter of 2008, and investment in new branches contributed to the increase in expenses. The average full-time equivalent (FTE) staffing levels increased by 558, or 2%, from last year. This increase was due to the full year inclusion of the U.S. insurance and credit card businesses and increases in the insurance, business banking, and real estate secured lending businesses. The efficiency ratio for the year improved to 50.0% compared with 51.2% last year.

[1] The Synovate Best Banking Awards for 2009 were based on survey responses from 39,000 banking customers for the year ended August 2009, regionally and demographically representative of the entire Canadian population. Known as the Customer Service Index, the survey has been in existence since 1987.

[2] 2009 results represented responses from 12,555 Canadian retail banking customers, fielded in March and June 2009 by J.D. Power and Associates, a global marketing information services firm. TD Canada Trust set the highest benchmark scores across all seven major drivers of customer satisfaction: overall experience, account set-up/product offerings, fees, account information, convenience/facility, transaction methods, and problem resolution.

[3] SQM Group awards excellence in customer and employee satisfaction for the call centre industry. Between October 1, 2008 and September 30, 2009, SQM telephone surveyed 400 customers within two days of their call to the call centre to understand their satisfaction with their service experience.

TABLE 14 CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars, except as noted)	2009	2008	2007
Net interest income[1]	**$ 6,348**	$ 5,790	$ 5,401
Non-interest income	**3,101**	3,036	2,848
Provision for credit losses[1]	**1,155**	766	608
Non-interest expenses	**4,725**	4,522	4,256
Income before provision for income taxes	**3,569**	3,538	3,385
Provision for income taxes	**1,097**	1,114	1,132
Net income – reported	**$ 2,472**	$ 2,424	$ 2,253
Selected volumes and ratios			
Average loans and acceptances (billions of Canadian dollars)	**$ 168**	$ 156	$ 133
Average deposits (billions of Canadian dollars)	**174**	152	141
Return on invested capital	**28.1%**	29.3%	27.1%
Efficiency ratio	**50.0**	51.2	51.6
Margin on average earning assets[1]	**2.90**	2.95	3.05

[1] Including securitized assets.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – Increased equity market volatility, economic uncertainty, and the Bank's market leadership position has led to record volume growth in chequing, savings, and term deposits. Despite an increasingly competitive personal deposit landscape, the Bank maintained its leadership in market share.
- Consumer Lending – Personal loan and credit card balances grew compared with 2008, resulting from continued credit card account growth, particularly in rewards-based products, combined with higher auto lending volumes.
- Real Estate Secured Lending – Lending activities increased in 2009 reflecting improved Canadian housing market conditions, buoyed by low mortgage rates and improvement in consumer confidence. Customer retention remained strong.

Business Banking

- Commercial Banking – Continued investment in branches and customer-facing resources resulted in volume growth across all products, particularly deposits, which saw double digit growth. While credit losses were up over 2008, this was largely due to economic conditions.
- Small Business Banking – The customer base continued to grow in 2009 despite the economic environment, and year-over-year deposit volumes exceeded expectations. Strategic focus continued on the addition of small business advisors in retail branches.
- Merchant Services Banking – Merchant services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 100,000 business locations across Canada. Client volumes and revenues continued to increase in 2009 supported by industry leading product and service capabilities including acquiring a MasterCard Acquiring License and offering full support for new debit and contactless payment offerings.

Insurance

- TD General Insurance is the leader in the direct personal automobile and home insurance industry in Canada.
- TD Life and Health provides simple life, critical illness, and accident insurance in Canada with three million customers covered.
- TD Insurance full-service broker is the 9th largest bank owned insurance broker in the U.S.

BUSINESS OUTLOOK AND FOCUS FOR 2010

Although revenue is vulnerable to economic and market conditions, and a competitive pricing environment, the outlook for revenue growth is expected to be moderate and comparable to last year. While volume growth is expected to be lower than last year across most products, margins on average are expected to be relatively stable and revenue is expected to continue to benefit from the increased leadership position in branch hours and continued investment in our network. PCL is expected to increase into 2010, reflective of continued challenging conditions in the Canadian economy. Non-interest expenses are anticipated to be higher relative to last year due to higher employee compensation and benefit costs and investment in strategic initiatives to support future growth. Our key priorities for 2010 are as follows:

- **Integrate the elements of the comfortable customer experience into everything we do.**
- **Be recognized as an extraordinary place to work.**
- **Use our strengths to build out under-represented businesses.**
- **Simplify activities to be an efficient revenue growth engine.**
- **Invest in the future to consistently deliver top-tier earnings performance.**
- **Establish our TD Insurance brand and build infrastructure for future growth.**

Wealth Management

Through our online brokerage, advice-based, and asset management businesses, TD Wealth Management helps retail and institutional clients build, preserve, and transition wealth.



$171
(billions of Canadian dollars)
ASSETS UNDER MANAGEMENT[1]
$200
150
100
50
0
07 08 09
$191
(billions of Canadian dollars)
ASSETS UNDER ADMINISTRATION[2]
$200
150
100
50
0
07 08 09
$597
(millions of Canadian dollars)
NET INCOME
$800
600
400
200
0
07 08 09



Global Wealth[3]

(millions of Canadian dollars)	2009	2008	2007
Revenue[4]			
● Discount brokerage	$ 742	$ 743	$ 740
● Asset management	643	777	797
● Advice-based	820	808	776
Total Global Wealth[5]	$ 2,205	$ 2,328	$ 2,313

[1] Assets under management: Assets owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

[2] Assets under administration: Assets owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made their own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet.

[3] Excludes the Bank's investment in TD Ameritrade.

[4] Certain revenue lines are presented net of internal transfers.

[5] Effective the third quarter of 2008, the Bank transferred the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

BUSINESS HIGHLIGHTS

- **Wealth Management (composed of Global Wealth and the Bank's investment in TD Ameritrade) net income of $597 million was 22% below 2008 primarily due to challenging equity markets and the low interest rate environment. The Bank's investment in TD Ameritrade contributed earnings of $252 million for the year, 13% lower than the previous year.**
- **Revenue decreased compared with last year, primarily due to lower fee revenue in mutual funds driven by lower average assets under management, and net interest margin compression. These decreases were partially offset by higher trading volumes in the online brokerage operation.**
- **Global Wealth assets under administration of $191 billion as at October 31, 2009, increased by $18 billion, or 10%, compared with October 31, 2008 primarily due to the addition of new client assets and market appreciation compared with the downward trend of the market in the fourth quarter of 2008. Assets under management of $171 billion as at October 31, 2009 increased by $1 billion compared with October 31, 2008 due to net new client assets and recent market improvement.**
- **The online brokerage business experienced record trading volumes, increasing 32% over 2008. In the U.K., our online brokerage operation moved into the number one market position, as ranked by trades per day, with the acquisition of OMX Securities.**
- **The advice-based businesses grew by 75 net new client-facing advisors. In addition, the business benefitted from higher new issue activity this year.**
- **TD Mutual Funds successfully launched Comfort Funds in December 2008 with sales exceeding $700 million. TD Mutual Funds achieved record sales for long-term funds and completed the year being ranked number one in long-term funds in the industry.**

CHALLENGES IN 2009

- **Fee revenue in the first half of the year was impacted by declines in global equity markets, though a recovery was evident in the second half of the year. As the market value of assets under administration and management recover, fee revenue should improve.**
- **Net interest income declined as margins on cash deposits narrowed due to significant drops in interest rates. Net interest income is likely to remain challenged until interest rates improve which may not occur until late fiscal 2010.**

INDUSTRY PROFILE

TD Wealth Management operates in three markets: Canada, the U.S., and the U.K. and Europe. In Canada, the industry is extremely competitive consisting of players such as major banks, large insurance companies, and monoline wealth organizations. The Bank has a leading market share in online brokerage and asset management, and a growing share of the advice-based businesses. Given the level of competition, success will lie in our ability to deliver an exceptional client experience as well as leveraging scale to improve earnings.

In the U.S., the wealth management industry is large but fragmented, consisting of banks, discount brokers, mutual fund companies, and private banks. The Bank competes against national and regional banks, as well as brokerages in the Northeast U.S. The priority of our focus is to capitalize on the large and loyal client base of our U.S. retail bank, thereby deepening relationships to include investments.

In the U.K. and Europe, the industry is led by strong regional players with little pan-European presence or brand. The Bank competes by providing a great online experience with access to a wide range of products through its global businesses, including TD Waterhouse – Canada.

OVERALL BUSINESS STRATEGY

In Canada, our strategy is three-fold:

- In advice-based channels, work with our retail bank partners to fulfill the needs of the mass affluent and high-net-worth clients through our 1,800 client-facing advisors.
- In the online channel, target long-term active investors whose priorities are competitive prices, strong service levels, and leading-edge analytical and trading tools.
- In retail asset management, focus on servicing the TD Canada Trust customer base through our proprietary product offering.

In the U.S., our focus is on building an advisory capability by leveraging our U.S. retail bank TD Bank, America's Most Convenient Bank, and its large and loyal customer base.

In the U.K. and Europe, our strategic focus is directed at self-serve investors looking for competitive prices and a high level of service. We are also building a corporate services offering to provide back-office services to external organizations.

REVIEW OF FINANCIAL PERFORMANCE

Wealth Management net income for the year was $597 million, a decrease of $172 million, or 22%, compared with last year. The decrease was primarily due to lower revenue in mutual funds driven by lower average assets under management and lower average fees, net interest margin compression, and lower income from the Bank's reported investment in TD Ameritrade. These declines were partially offset by higher trading volumes in the online brokerage operation, increased long-term mutual fund sales, and increased revenue from new issues. The Bank's reported investment in TD Ameritrade generated net income for the year of $252 million, a decrease of $37 million, or 13%, compared with the same period last year. The return on invested capital for the year was 13%, compared with 19% last year.

Global Wealth revenue for the year was $2,205 million, a decrease of $123 million, or 5%, compared with last year. Asset management revenue decreased due to lower average assets under management and lower average fees. Online brokerage revenue declined slightly due to decreases from lower interest spread revenue which was partially offset by record trading volumes and higher ownership in Internaxx, U.K. Advice-based revenue increased primarily due to the full year inclusion of the U.S. wealth management businesses.

Non-interest expenses were $1,701 million in 2009, an increase of $86 million, or 5%, compared with last year. The increase in expenses was mainly due to the full year inclusion of the U.S. wealth management businesses, higher ownership in Internaxx, U.K., higher volume-related expenses, and our continued investment in growing the sales force in advice-based businesses. These expenses were partially offset by lower variable compensation impacted by business results and prudent expense management.

Average FTE staffing levels increased by 445, or 7%, compared with last year. The increase was mainly due to the inclusion of the U.S. wealth management businesses, the addition of new client-facing advisors and support staff, and increased processing staff to handle a higher number of new accounts related to the Tax Free Savings Account and higher trading volumes. The efficiency ratio for the year worsened to 77.1% compared to 69.4% in the prior year, primarily due to the decline in revenue and the inclusion of U.S. wealth management businesses.

TD Ameritrade's contribution to Wealth Management's net income was $252 million, down $37 million, or 13%, compared with last year. TD Ameritrade's underlying net income decreased US$160 million, or 20%, compared to last year, driven mainly by a 33% decline in asset-based revenue and a 6% rise in non-interest expenses this year. However, Wealth Management's equity share of TD Ameritrade's net income declined 13% year-over-year due to lower base earnings and rising segment allocations. This was partially offset by the positive translation effect of a weaker Canadian dollar and the increase in the Bank's beneficial ownership of TD Ameritrade shares.

Assets under administration of $191 billion as at October 31, 2009 increased by $18 billion, or 10%, compared with October 31, 2008, primarily due to net new client assets and market increases in the second half of the year. Assets under management of $171 billion as at October 31, 2009 increased by $1 billion compared with October 31, 2008.

TABLE 15 **TOTAL WEALTH MANAGEMENT**

(millions of Canadian dollars, except as noted)	**2009**	2008	2007
Net interest income	**$ 270**	$ 347	$ 318
Non-interest income	**1,935**	1,981	1,995
Non-interest expenses	**1,701**	1,615	1,551
Income before provision for income taxes	**504**	713	762
Provision for income taxes	**159**	233	261
Global Wealth net income	**345**	480	501
Equity in net income of an associated company, net of income taxes	**252**	289	261
Net income – reported	**$ 597**	$ 769	$ 762
Selected volumes and ratio			
Assets under administration (billions of Canadian dollars)	**$ 191**	$ 173	$ 185
Assets under management (billions of Canadian dollars)	**171**	170	160
Return on invested capital	**12.8%**	19.4%	20.0%
Efficiency ratio	**77.1**	69.4	67.1

TD AMERITRADE HOLDING CORPORATION

As at October 31, 2009, the Bank's reported investment in TD Ameritrade was 45.1% of the issued and outstanding shares of TD Ameritrade.

On January 24, 2009, the limit in the Bank's beneficial ownership of TD Ameritrade under the Stockholders' Agreement increased from 39.9% to 45%. Pursuant to the terms of the Stockholders' Agreement, the Bank will not exercise the voting rights in respect of any shares held in excess of the 45% limit. On March 2, 2009, the Bank took delivery of 27 million shares in settlement of its amended hedging arrangement with Lillooet Limited (Lillooet) at a hedged cost to the Bank of US$515 million. As Lillooet was consolidated in the Bank's Consolidated Financial Statements, the replacement of the amended hedge arrangement with the direct ownership of the 27 million shares had no material impact on the Bank's financial position or results of operations.

As a result of the issuance of shares on June 11, 2009 by TD Ameritrade in connection with its acquisition of thinkorswim Group Inc., the Bank's ownership position in TD Ameritrade decreased from 47.5% as at April 30, 2009 to 45.1% as at October 31, 2009.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are provided as follows:

TABLE 16 **CONDENSED CONSOLIDATED BALANCE SHEET**

(millions of Canadian dollars)	As at Sept. 30	
	2009	2008
Assets		
Receivables from brokers, dealers, and clearing organizations	**$ 1,778**	$ 4,177
Receivables from clients, net of allowance for doubtful accounts	**5,712**	6,934
Other assets	**10,882**	4,841
Total assets	**$ 18,372**	$ 15,952
Liabilities		
Payable to brokers, dealers, and clearing organizations	**$ 2,492**	$ 5,770
Payable to clients	**9,915**	5,071
Other liabilities	**2,414**	2,186
Total liabilities	**14,821**	13,027
Stockholders' equity	**3,551**	2,925
Total liabilities and stockholders' equity	**$ 18,372**	$ 15,952

TABLE 17 CONDENSED CONSOLIDATED STATEMENTS OF INCOME		
(millions of Canadian dollars)		For the years ended
	Sept. 30, 2009	Sept. 30, 2008
Revenues		
Net interest revenue	**$ 347**	$ 550
Fee-based and other revenue	**2,061**	1,987
Total revenue	**2,408**	2,537
Expenses		
Employee compensation and benefits	**511**	503
Other	**835**	771
Total expenses	**1,346**	1,274
Other income (expense)	**(2)**	1
Pre-tax income	**1,060**	1,264
Provision for income taxes	**416**	460
Net income[1]	**$ 644**	$ 804
Earnings per share – basic	**$ 1.11**	$ 1.35
Earning per share – diluted	**$ 1.10**	$ 1.33

[1] The Bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

KEY PRODUCT GROUPS

Online brokerage

- The online business has experienced record trade volumes and very strong new account growth as volatility in the global equity markets attracted new investors and increased trade activities of clients. Our Canadian and U.K. online businesses are number one in each of their respective markets as measured by trade volumes.

Advice-based

- Despite the market turmoil, we continued to grow our client-facing advisors by adding 75 net new investment advisors and financial planners this fiscal year.
- The focus for our wealth management business in the U.S. is to leverage our retail bank client base.

Asset Management

- In 2009, we were ranked number one in the industry in long term net fund sales. This was achieved by a strong sales focus in our retail branches and in the broker/dealer network.
- Successfully launched our new proprietary Comfort portfolios in TD Canada Trust to simplify the investment choices for retail bank customers in Canada.
- In our institutional business, the Bank leveraged our premium brand and capabilities to win over 100 new mandates, which amounted to $10 billion in new assets under management.

BUSINESS OUTLOOK AND FOCUS FOR 2010

We remain cautiously optimistic as we move into 2010. While the markets have regained their momentum since hitting their lows in March 2009, we are not yet confident that this is fully sustainable in the near term. For the longer term, our prospects for growth remain positive. Our key priorities for 2010 are as follows:

- **In both Canada and the U.K., increase share of the online brokerage market by enhancing functionality with access to global markets and enhanced fixed income trading capability.**
- **Continue to elevate the client experience in our advice-based channels, by improving our service offerings and enhancing advisor tools.**
- **Increase proprietary mutual fund sales in retail branches by continuing to offer high quality products and solutions that align to the needs of our retail clients.**
- **Leverage our premier institutional asset management capabilities as we compete for new mandates.**
- **Further integrate our operations and technology capabilities to drive efficiencies across the Wealth Management platform and to improve client service levels.**

U.S. Personal and Commercial Banking

Operating under the brand name, TD Bank, America's Most Convenient Bank, U.S. Personal and Commercial Banking offers a full range of banking services to individuals, businesses, and state/local governments.


$633
(millions of Canadian dollars)
NET INCOME
$800
600
400
200
0
07
08
09
68%
(percent)
EFFICIENCY RATIO
80%
60
40
20
0
07
08
09



Assets[1]

(millions of dollars)	Canadian dollars			U.S. dollars		
	2009	2008	2007	**2009**	2008	2007
Consumer loans	**$ 20,371**	$ 16,861	$ 9,685	**$ 18,900**	$ 15,844	$ 9,736
Business and government loans	**36,108**	35,154	16,739	**33,500**	33,033	16,827
Debt securities classified as loans[2]	**7,900**	–	–	**7,302**	–	–
Investment securities[3]	**27,998**	28,366	4,438	**25,879**	26,655	4,461
Other assets	**12,261**	8,231	3,139	**11,333**	7,734	3,155
Total	**$ 104,638**	$ 88,612	$ 34,001	**$ 96,914**	$ 83,266	$ 34,179

[1] Excluding all goodwill and other intangibles.
[2] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the "Changes in Accounting Policies during the Current Year" section.
[3] Investment securities at October 31, 2008 include $9,690 million (US$8,354 million) of debt securities reclassified as loans in 2009.

BUSINESS HIGHLIGHTS

- **Ranked highest in customer satisfaction with Retail Banking in the Mid-Atlantic Region by J.D. Power and Associates* for the fourth year in a row.**
- **Ranked highest in customer satisfaction with Small Business Banking in the U.S. by J.D. Power and Associates* for the third year in a row.**
- **Completed the integration of the legacy Banknorth and Commerce systems on September 25th, 2009 and launched the brand name TD Bank, America's Most Convenient Bank, throughout the entire footprint.**
- **Continued focus on organic revenue growth and controlling costs.**
- **Grew loans by approximately US$5 billion since last year.**
- **Grew deposits by approximately US$7 billion since last year.**
- **33 new stores added in 2009.**

CHALLENGES IN 2009

- **Effects of economic slowdown.**
- **Loan write-offs and impaired loans continued to increase from historically low levels in recent years.**
- **Asset quality statistics deteriorated from historically high levels seen in 2007 and most of 2008, resulting in higher PCL, but significantly outperformed U.S. banking industry as a whole in proportionate level of PCL.**
- **Low rate environment resulting in significant margin compression.**
- **Weakened demand for commercial lending.**
- **Regulatory changes – increased FDIC premiums and pending regulations on consumer lending and service charges.**

INDUSTRY PROFILE

The personal and business banking environment in the U.S. is very competitive in all areas of the business, and many banks in the U.S. are currently facing significant challenges related to asset quality and capital levels. TD Bank is subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, and insurance companies. Industry consolidation accelerated in 2009 as under-capitalized banks were acquired by stronger banks. Keys to profitability are attracting and retaining customer relationships over the long term, effective risk management, rational product pricing, the use of technology to deliver products and services for customers anytime/anywhere, growing fee-based businesses, and the effective control of operating expenses.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Personal and Commercial Banking is:

- Deliver superior customer service across all channels.
- Increase market recognition of the TD Bank brand, America's Most Convenient Bank.
- Continue to be recognized as the leader in convenience banking.
- Focus on organic banking growth (including building new stores); particularly in core chequing accounts, commercial and small business loans, and fee-based product groups which will increase with higher return on invested capital.
- Maintain strong asset quality and expense discipline.
- Continue the acquisition strategy throughout the existing footprint and other niche areas of the U.S. where it meets risk requirements and can be arranged in a shareholder-friendly way.

REVIEW OF FINANCIAL PERFORMANCE

As described in the "How the Bank Reports" section, effective the quarter ended April 30, 2009, the reporting periods of all units within U.S. Personal and Commercial Banking are now aligned with the Bank. Previously, the results of TD Banknorth and Commerce were reported on a one month lag. The results for the year include net income for the period October 1, 2008 to October 31, 2009, while the results for January 2009 has been excluded from the results of U.S. Personal and Commercial Banking during the year.

U.S. Personal and Commercial Banking reported net income and adjusted net income were $633 million and $909 million, respectively, for the current year, compared with $722 million and $806 million, respectively, in the prior year. Adjusted net income for the current year excludes $276 million (US$240 million) of after-tax charges related to restructuring and integration expenses while the prior year excludes $70 million (US$68 million) of such after-tax charges. The $103 million, or 13%, increase in adjusted net income related primarily to the full year inclusion of Commerce results this year and the translation effect of a weaker Canadian dollar, partially offset by higher PCL. Actual adjusted net income for the current year is lower than the previously announced estimate, as the effects of the economic slowdown, the low interest rate environment, and higher PCL adversely affected growth rates in the segment compared to management's earlier expectations. Return on invested capital decreased from 6.1% last year to 4.5% in 2009.

Revenue for the year was US$4,053 million, an increase of US$1,101 million, or 37%, compared with last year, primarily due to the full year inclusion of Commerce results. Adjusted for the impact of Commerce, revenue decreased slightly due largely to margin compression (including effects of higher non-performing assets), partially offset by strong loan and deposit growth. Margin on average earning assets declined by 32 bps to 3.52% compared with last year due to the low rate environment and increased levels of non-performing loans.

Certain debt securities, including all non-agency collateralized mortgage obligations (CMOs), which were previously accounted for as available-for-sale securities were reclassified to loans in 2009 as a result of amendments to Canadian GAAP which provide that debt securities that are not quoted in an active market may be classified as loans. These debt securities were reclassified at their amortized cost retroactive to November 1, 2008. As at October 31, 2009, debt securities with an amortized cost of US$7.3 billion ($7.9 billion) were reclassified as loans. The impact of reclassification was the reversal of the unrealized loss recognized in other comprehensive income (OCI) with the offset being an increase in the carrying value of the assets. Under a loan accounting framework, a general allowance was also required for certain reclassified debt securities. The general allowance was retroactively established for certain debt securities and totalled US$256 million at October 31, 2009. The general allowance was recorded by a US$89 million provision recorded as an adjustment to November 1, 2008, opening retained earnings, a US$75 million provision in the first quarter of 2009, a US$95 million provision in the second quarter of 2009, and a US$3 million reversal in the fourth quarter of 2009. In the fourth quarter of 2009, a US$42 million specific reserve was also recorded against certain of these debt securities. The fair value of this portfolio as at October 31, 2009 was approximately US$7.0 billion, or US$321 million below their carrying value, net of specific allowance for credit losses.

PCL was US$810 million, an increase of US$588 million, or 265%, compared with last year. Higher provisions related largely to higher levels of charge-offs, higher reserve requirements resulting from the economic recession in the U.S., and $209 million of provisions on debt securities classified as loans. Net impaired loans were US$993 million, an increase of US$680 million, or 217%, compared to October 31, 2008 due to net new formations resulting from continued weakness in the real estate markets, the recession in the U.S., and US$181 million for impaired debt securities classified as loans.

Reported non-interest expenses were US$2,763 million, an increase of US$1,001 million, or 57%, compared with last year, due primarily to the full year inclusion of Commerce, higher integration charges, increased FDIC premiums, and the impact of new stores, partly offset by Commerce deal expense synergies during the year. Excluding restructuring and integration charges, adjusted expenses increased US$736 million, or 44%. The reported efficiency ratio for the year worsened to 68.0%, compared with 59.8% last year. The adjusted efficiency ratio for the year worsened to 59.0%, compared with 56.1% in 2008. The efficiency ratios worsened primarily due to margin compression, higher FDIC premiums, and new store openings. The total year end FTE staff level decreased by 531, or 3%, compared with last year end due to the achievement of synergies partially offset by the impact of opening 33 new stores in 2009. Additional reductions are expected in the first quarter of 2010 as integration efforts wind down.

TABLE 18 U.S. PERSONAL AND COMMERCIAL BANKING						
(millions of dollars, except as noted)	Canadian dollars			U.S. dollars		
	2009	2008[1]	2007	**2009**	2008[1]	2007
Net interest income	**$ 3,607**	$ 2,144	$ 1,365	**$ 3,093**	$ 2,110	$ 1,228
Non-interest income	**1,117**	853	583	**960**	842	522
Provision for credit losses – loans	**698**	226	120	**601**	222	108
Provision for credit losses – debt securities classified as loans	**250**	–	–	**209**	–	–
Non-interest expenses	**2,786**	1,681	1,142	**2,391**	1,655	1,024
Income before provision for income taxes	**990**	1,090	686	**852**	1075	618
Provision for income taxes	**81**	284	236	**71**	281	211
Non-controlling interests in subsidiaries	**–**	–	91	**–**	–	79
Net income – adjusted	**909**	806	359	**781**	794	328
Total adjustments for items of note[2]	**276**	84	39	**240**	82	33
Net income – reported	**$ 633**	$ 722	$ 320	**$ 541**	$ 712	$ 295
Selected volumes and ratios						
Average loans and acceptances (billions of dollars)	**$ 61**	$ 38	$ 29	**$ 53**	$ 38	$ 26
Average deposits (billions of dollars)	**92**	52	31	**79**	51	28
Return on invested capital	**4.5%**	6.1%	4.6%			
Efficiency ratio – reported	**68.0**	59.8	62.7			
Efficiency ratio – adjusted	**59.0**	56.1	58.6			
Margin on average earning assets[3]	**3.52**	3.84	3.93			

[1] The wealth management and insurance agency businesses in the U.S. were transferred to other segments effective April 1, 2008. Prior period results were not restated.

[2] Total adjustments for items of note include the following: 2009 – $276 million related to integration and restructuring charges; 2008 – $84 million related to integration and restructuring charges; 2007 – $39 million related to restructuring, privatization, and merger-related charges.

[3] Average deposits and margin on average earning assets exclude the impact related to the money market deposit account (MMDA) agreement with TD Ameritrade. The MMDA is described in Note 35 to the 2009 Consolidated Financial Statements.

KEY PRODUCT GROUPS

Personal Banking

- Personal Deposits – Continued to build on the reputation as America's Most Convenient Bank by opening 33 new stores. Delivered strong year-over-year growth driven by maturing stores and a competitive product offering.
- Consumer Lending – Principal product offerings of home equity loans/lines of credit and auto loans offered through a network of auto dealers, continued to grow organically. Loan loss rates have increased over the prior year, but remain at the lower end of loss rates in the industry.
- Residential Real Estate Secured Lending – Successfully implemented a new in-house residential mortgage origination model from Maine to Florida. Loan volumes have increased by approximately $2 billion over last year. In-store originations are a key focus to leverage cross-sell opportunities.
- Small Business Banking and Merchant Services – With a total of $1.6 billion of loans and $6.9 billion of deposits the Small Business Banking group continues to be among the top rated small business lenders in most of our markets. Merchant Services offers point-of-sale settlement solutions for debit and credit card transactions, supporting over 14,000 business locations in our footprint.

Commercial Banking

- Commercial Banking – Loan volumes were strong in the first half of the year due to capital constrained competitors, but slowed considerably in the second half of the year. Commercial loan balances increased approximately by $1.2 billion since last year and growth is expected to slow significantly in 2010. While loan losses have increased, primarily in the for-sale residential real estate sector, our overall asset quality remains better than the industry.

BUSINESS OUTLOOK AND FOCUS FOR 2010

Continue to build on the strength of industry-leading convenience banking, providing superior customer service and efficient, local decision making. Store openings in excess of 30 are expected in 2010. PCL are expected to remain elevated in 2010. Fee income will grow modestly due to continued economic and regulatory factors while operating expenses will be managed closely. Actual restructuring charges associated with the Commerce integration are expected to be higher than the previously announced estimate, for a total in the range of US$525 million to US$550 million pre-tax taken through the first quarter of 2010, as a result of anticipated technology front- and back-end system expenditures and deeper restructuring, and expenses related to post-conversion processing issues. The goal of U.S. Personal and Commercial Banking is to achieve consistent earnings growth over the long-term. The expectation of a stronger Canadian dollar for 2010 is a potential headwind. Our key priorities for 2010 are as follows:

- **Continue momentum in organic growth of core deposits and loans, while keeping strong credit quality and competitive pricing to maintain customer relationships.**
- **Continue to deliver convenient banking solutions and services that exceed customer expectations.**
- **Continue business expansion by opening new stores in wealthy markets such as Boston and Florida.**
- **Manage expenses to support positive operating leverage.**
- **Take advantage of profitable acquisition opportunities where risk requirements are met.**

Wholesale Banking

Wholesale Banking serves a diverse base of corporate, government, and institutional clients in key global financial centres.

$3,221
(millions of Canadian dollars)
TOTAL REVENUE



$3,500
3,000
2,500
2,000
1,500
1,000
500
0
07
08
09

$1,137
(millions of Canadian dollars)
NET INCOME



$1,200
1,000
800
600
400
200
0
07
08
09

$34
(billions of Canadian dollars)
RISK-WEIGHTED ASSETS



$60
50
40
30
20
10
0
07
08
09

Revenue

(millions of Canadian dollars)	**2009**	2008	2007
Investment banking and capital markets	**$ 3,154**	$ 553	$ 1,793
Corporate banking	**397**	370	337
Equity investments	**(330)**	327	364
Total	**$ 3,221**	$ 1,250	$ 2,494

BUSINESS HIGHLIGHTS

- **Record net income for the year of $1,137 million.**
- **Return on invested capital of 30%, compared with 2% last year.**
- **Improved asset values, high volatility, elevated volumes, wider bid-offer spreads, and tightened credit spreads drove record revenue in several businesses.**
- **Reduced risk-weighted assets (RWA) by $22 billion, or 39%, to $34 billion.**
- **Grew franchise fixed income and FX businesses.**
- **Repositioned credit trading business to focus on North America.**
- **Centralized Asia-Pacific presence in Singapore.**
- **Executed strategic decision to spin out the TD Capital private equity fund of funds business.**
- **Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2009):**
  - **#1 in equity block trading**
  - **#2 in fixed-income trading**
  - **#2 in fixed-income underwriting**
  - **#3 in equity underwriting (full credit to bookrunner).**

CHALLENGES IN 2009

- **Strategic decision to exit the public equity investment portfolio realizing security losses.**
- **Managing the residual risk and earnings impact associated with the exit of non-core positions and business lines.**

INDUSTRY PROFILE

The wholesale banking sector in Canada is a mature market with competition primarily from the Canadian banks, large global investment firms, and to a lesser extent, small niche investment banks and dealers. Credit market turmoil has altered the competitive landscape as some competitors have exited the market or retrenched their operations. While capital is now returning to the market, there is a greater focus on client driven revenue given pressures to maintain a lower risk profile and reduce balance sheet usage. In order to successfully compete, firms offer a complete package of products and solutions to clients while maintaining a disciplined approach to risk management, with credit being a key component. Currently there are attractive returns and growth opportunities for wholesale banks that offer innovative client solutions and ideas which span across products and regions.

OVERALL BUSINESS STRATEGY

To provide top quality wholesale banking solutions to existing and prospective corporate, government, and institutional clients in regions where we operate:

- In Canada, the strategic objective is to continue to strengthen our position as a top-three dealer.
- In the U.S., extend the goals of the Canadian franchise and leverage the networks of our U.S. businesses. The focus is on growing government fixed income and FX businesses.
- Globally, extend the goals of our North American franchise, including trading in liquid currencies with high quality government, institutional, and corporate clients, as well as underwriting, distributing, and trading high quality fixed income products.
- Support and enhance the Bank's brand with our corporate, government, and institutional client base.

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was a record $1,137 million, an increase of $1,072 million compared with last year. Net income was impacted by a substantially improved trading environment characterized by increased liquidity, improved asset values, and periods of elevated volatility which resulted in high client volumes and trading opportunities. The return on invested capital for the year was 30%, compared with 2% last year.

Wholesale Banking revenue was derived primarily from capital markets, corporate lending activities, and investing. Revenue for the year was a record $3,221 million, an increase of $1,971 million, or 158%, compared with last year. Capital markets revenue increased significantly compared with last year primarily due to strong credit, interest rate, and foreign exchange trading revenue, recovery from the cancellation of a loan commitment, higher energy and equity trading, and underwriting revenue. Strong results in interest rate and foreign exchange businesses were driven by wider margins, increases in client activity, and improved asset values as credit spreads tightened. Strong results were also achieved in credit trading compared to credit trading losses in 2008 arising from the severe decline in global market liquidity. The narrowing of credit spreads and outperformance of cash products relative to derivatives resulted in a significant improvement in credit trading revenue. The narrowing of credit spreads also led to a substantial increase in other comprehensive income from gains on the mark-to-market of certain debt securities reclassified from trading to available-for-sale last year. Energy trading revenue increased primarily due to strong client volumes and trading gains from declining natural gas prices. Equity trading revenue increased primarily due to a recovery of global equity markets compared to significant declines last year. Advisory and underwriting revenue were higher reflecting stronger levels of market activity as clients recapitalized to leverage low debt financing costs and investor demand for new equity issues increased. Corporate lending revenue increased primarily due to higher average lending volumes and higher margins. The equity investment portfolio posted significant losses in the year driven by realized net security losses due to the strategic decision to exit the Bank's public equity investment portfolio.

PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL was $164 million in 2009, an increase of $58 million, or 55%, compared with prior year. In 2009, PCL increased primarily due to two exposures in the corporate lending portfolio and a single exposure in the private equity portfolio. The accrual cost of credit protection was $41 million, a decrease of $6 million, or 13%, compared with the prior year. Wholesale Banking continues to actively manage credit risk and held $1.4 billion in credit protection against the lending portfolio, a decline of $900 million, or 39%, from last year.

Non-interest expenses for the year were $1,417 million, an increase of $218 million, or 18%, compared with last year. The increase relates primarily to higher variable compensation on stronger results, higher severance costs, and ongoing investments in control processes.

RWA declined by $22 billion, or 39%, to $34 billion this year, primarily due to lower market risk as measured by Value-at-Risk (VaR), the exit of the public equity investment portfolio, and continued reductions in credit trading positions outside North America.

TABLE 19 WHOLESALE BANKING			
(millions of Canadian dollars, except as noted)	**2009**	2008	2007
Net interest income	**$ 2,488**	$ 1,318	$ 875
Non-interest income (loss)	**733**	(68)	1,619
Provision for credit losses	**164**	106	48
Non-interest expenses	**1,417**	1,199	1,261
Income (loss) before provision for income taxes	**1,640**	(55)	1,185
Provision for (recovery of) income taxes	**503**	(120)	361
Net income – reported	**$ 1,137**	$ 65	$ 824
Selected volumes and ratios			
Risk-weighted assets (billions of Canadian dollars)	**$ 34**	$ 56	$ 44
Return on invested capital	**30.0%**	1.8%	30.1%
Efficiency ratio – reported	**44.0**	95.9	50.6

KEY PRODUCT GROUPS

Investment Banking and Capital Markets

- Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation, and execution services, was $3,154 million, an increase of $2,601 million, or 470%, compared with last year. The increase was primarily due to strong rate, currency, and credit trading revenue, and a recovery from the cancellation of a loan commitment. Equity and energy businesses also performed well, and underwriting revenue was strong. Partially offsetting these increases were lower merger and acquisition advisory fees.

Corporate Banking

- Corporate banking revenue which includes corporate lending, trade finance, and cash management services was $397 million, an increase of $27 million, or 7%, compared with last year. This increase was due to higher margins and fees, and higher average lending volumes.

Equity Investments

- The equity investment portfolio, composed of public and private equity investments, reported a loss of $330 million, compared with a gain of $327 million in the prior year. The decrease is attributable to the strategic decision to exit the public equity investment portfolio resulting in realized losses on the sale of these investments.

BUSINESS OUTLOOK AND FOCUS FOR 2010

Overall, we expect a less favourable operating environment for Wholesale Banking in 2010. Trading revenue is expected to moderate from record levels as competition increases in the market and a less volatile, low interest rate environment reduces trading opportunities. While economic conditions are expected to improve, there is a potential for higher PCL. Our key priorities for 2010 are as follows:

- **Continue to build the franchise by broadening and deepening corporate client relationships, growing our U.S. rates and global FX businesses.**
- **Maximizing the leverage of our Bank partners.**
- **Continue to effectively manage capital by exiting or reducing non-core positions.**
- **Continue to invest in infrastructure to enhance controls and processes.**

BUSINESS SEGMENT ANALYSIS

Corporate

The Corporate segment includes effects of asset securitization programs, treasury management, general provisions for credit losses, the elimination of taxable equivalent and other inter-company adjustments, the impact of tax items at a corporate level, and residual unallocated revenue and expenses.

Corporate segment's reported net loss for the year was $1,719 million, compared with a reported net loss of $147 million in 2008. The adjusted net loss for the year was $399 million, compared with an adjusted net loss of $251 million last year. The year-over-year change in the adjusted net loss was primarily attributable to lower tax benefits reported this year, losses associated with retail hedging and corporate financing activities, and higher unallocated corporate expenses that were partially offset by a decrease in net securitization losses.

The difference between the reported and adjusted net loss for the Corporate segment was due to items of note as outlined below. These items are described further in the "Financial Results Overview" section within the MD&A.

TABLE 20 **CORPORATE**

(millions of Canadian dollars, except as noted)	**2009**	2008	2007
Net loss – reported	**$ (1,719)**	$ (147)	$ (162)
Adjustments for items of note, net of income taxes			
Amortization of intangibles	**492**	404	353
Reversal of Enron litigation reserve	**–**	(323)	–
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**450**	(118)	–
Gain relating to restructuring of Visa	**–**	–	(135)
TD Banknorth restructuring, privatization and merger-related charges	**–**	–	4
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	**126**	(107)	(30)
Other tax items	**–**	20	–
Provision for insurance claims	**–**	20	–
General allowance increase (release) in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	**178**	–	(39)
Settlement of TD Banknorth shareholder litigation	**39**	–	–
FDIC special assessment charge	**35**	–	–
Total adjustments for items of note	**1,320**	(104)	153
Net loss – adjusted	**$ (399)**	$ (251)	$ (9)
Decomposition of items included in net loss – adjusted			
Net securitization gain	**$ (10)**	$ (69)	$ 5
Unallocated Corporate expenses	**(315)**	(268)	(189)
Other	**(74)**	86	175
Net loss – adjusted	**$ (399)**	$ (251)	$ (9)

CORPORATE MANAGEMENT

The corporate management function of the Bank comprises audit, legal and compliance, corporate and public affairs, economics, enterprise technology solutions, finance, treasury and balance sheet management, human resources, marketing, office of the ombudsman, enterprise real estate management, risk management, global physical security, strategic sourcing, global strategy, enterprise project management, corporate environment initiatives, and corporate development.

An enterprise Direct Channels and Distribution Strategy group has been established within Corporate Operations that is responsible for the online, phone, and ABM/ATM channels, delivering a best in class experience across TD's North American businesses. The vision of the Direct Channels group is to create an even more integrated, seamless, effortless, and legendary customer and client experience for TD Bank, America's Most Convenient Bank, TD Canada Trust, TD Wealth Management, and TD Insurance across all channels.

Corporate segment's mandate is to provide centralized advice and counsel to our key businesses and to those who serve our global customers directly. This includes support from a wide range of functional groups, as well as the design, development, and implementation of processes, systems, and technologies to ensure that the Bank's key businesses operate efficiently, reliably, and in compliance with all applicable regulations.

Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholders' confidence in the Bank and to address the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders and employees, governments, regulators, and the community at large.

2008 FINANCIAL RESULTS OVERVIEW

Summary of 2008 Performance

2008 SIGNIFICANT EVENTS

Acquisition of Commerce Bancorp, Inc.

On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce for purchase consideration of $8.5 billion, paid in cash and common shares. As a result, $57.1 billion of assets (including additional goodwill of approximately $6.3 billion and intangible assets of $1.5 billion) and $48.6 billion of liabilities were included in the Bank's Consolidated Balance Sheet on the date of acquisition. For details, see Note 7 to the 2009 Consolidated Financial Statements.

Enron

The Bank is a party to certain legal actions regarding Enron, principally the securities class action. As at July 31, 2008, the Bank's total contingent litigation reserve for Enron-related claims was approximately $497 million (US$413 million). The Bank re-evaluated the reserve in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court's ruling in Stoneridge Partners, LLC v. Scientific-Atlanta, Inc. During the fourth quarter of 2008, the Bank recorded an after-tax positive adjustment of $323 million, reflecting the substantial reversal of the reserve. Given the uncertainties of the timing and outcome of securities litigation, the Bank continues to assess evolving case law as it relates to the Bank's Enron reserve to determine whether the reserve should be further reduced. The Bank will continue to defend itself vigorously in these cases and work to resolve them in the best interest of its shareholders.

Deterioration in Markets and Severe Dislocation in Credit Market

During the fourth quarter of 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intends to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the amendments to CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*.

The change in fair value of $561 million after tax for these securities was recorded in other comprehensive income. Had the Bank not reclassified these debt securities on August 1, 2008, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a reduction of reported net income of $561 million in the fourth quarter of 2008, and a reduction in adjusted net income of $443 million after taking into account the change in the fair value of derivatives hedging the reclassified debt securities portfolio. For details, see Note 2 to the 2009 Consolidated Financial Statements.

TABLE 21 REVIEW OF 2008 FINANCIAL PERFORMANCE

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
Net interest income	$ 5,790	$ 347	$ 2,144	$ 1,318	$ (1,067)	$ 8,532
Non-interest income	3,036	1,981	853	(68)	335	6,137
Total revenue	8,826	2,328	2,997	1,250	(732)	14,669
Provision for (reversal of) credit losses	766	–	226	106	(35)	1,063
Non-interest expenses	4,522	1,615	1,791	1,199	375	9,502
Income (loss) before provision for income taxes	3,538	713	980	(55)	(1,072)	4,104
Provision for (recovery of) income taxes	1,114	233	258	(120)	(948)	537
Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	43	43
Equity in net income of an associated company, net of income taxes	–	289	–	–	20	309
Net income (loss) – reported	2,424	769	722	65	(147)	3,833
Items of note, net of income taxes	–	–	84	–	(104)	(20)
Net income (loss) – adjusted	$ 2,424	$ 769	$ 806	$ 65	$ (251)	$ 3,813

NET INTEREST INCOME

Reported net interest income was $8,532 million in 2008, an increase of $1,608 million or 23%. The increase was driven by increases in most segments. Canadian Personal and Commercial Banking net interest income increased $389 million, largely due to higher product volumes in personal loans, real-estate secured lending and deposits. U.S. Personal and Commercial Banking net interest income increased $779 million, largely due to the Commerce acquisition. Wholesale Banking net interest income increased $443 million due to higher trading-related net interest income.

NON-INTEREST INCOME

Reported non-interest income was $6,137 million in 2008, a decrease of $1,220 million, or 17%, from 2007. Adjusted non-interest income was $5,840 million, a decrease of $1,308 million, or 18%, from 2007. The decrease in adjusted non-interest income was driven by a decline in Wholesale Banking, partially offset by increases in both U.S. and Canadian Personal and Commercial Banking. Wholesale Banking non-interest income declined $1,687 million due to weak trading income, lower syndication revenue, and merger and acquisition fees. U.S. Personal and Commercial Banking non-interest income increased $270 million, largely due to the inclusion of Commerce. Canadian Personal and Commercial Banking non-interest income increased $188 million, due to growth in fee income and card services revenue.

NON-INTEREST EXPENSES

Non-interest expenses for 2008 were $9,502 million, compared with $8,975 million in 2007, an increase of $527 million or 6%. The increase in expenses was driven by growth in all operating segments other than Wholesale Banking. This growth was partially offset by lower other expenses due to the impact of the $477 million positive adjustment resulting from the substantial reversal of the Enron litigation reserve. U.S. Personal and Commercial Banking expenses increased $570 million due largely to the acquisition of Commerce. Canadian Personal and Commercial Banking expenses increased $266 million due to higher employee compensation expense and investments in new business initiatives including longer hours and new branches.

INCOME TAX EXPENSE

Reported total income and other taxes decreased by $236 million, or 16%, from 2007. Income tax expense, on a reported basis, was down $316 million, or 37%, from 2007. Other taxes were up $80 million, or 12%, from 2007. Adjusted total income and other taxes were down $366 million, or 22%, from 2007. Current income tax expense, on an adjusted basis, was down $446 million, or 45%, from 2007.

The Bank's effective income tax rate, on a reported basis, was 13% for 2008, compared with 18% in 2007. The tax reduction was primarily due to a lower effective tax rate on international operations, which includes the tax synergies related to the Commerce acquisition. On an adjusted basis, the effective income tax rate was 14% for 2008, compared with 20% in 2007.

BALANCE SHEET
FACTORS AFFECTING ASSETS AND LIABILITIES
Year-over-year comparison – October 31, 2008 vs. October 31, 2007

Total assets were $563 billion as at October 31, 2008, $141 billion, or 33%, higher than October 31, 2007. The acquisition of Commerce added $57.1 billion to total assets as at March 31, 2008.

Securities increased by $21 billion, or 17%, from 2007 levels due to the acquisition of Commerce, partly offset by lower fair values due to market declines.

Securities purchased under resale agreements increased by $15 billion, or 53%, from 2007.

Loans (net of allowance for credit losses) at October 31, 2008 were $220 billion, up $44 billion, or 25%, from the prior year of which $18 billion related to the Commerce acquisition. Residential mortgages, increased by $5 billion, or 8%, from 2007, attributable to strong volume growth in Canadian Personal and Commercial Banking. Business and government loans increased $26 billion, or 60%, largely due to the Commerce acquisition and other growth in the U.S. Personal and Commercial Banking, Canadian Personal and Commercial Banking and Wholesale Banking segments. Consumer instalment and other personal loans increased $12 billion, or 18%, largely due to volume growth in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments. Also contributing to the increase was higher credit card loans which grew by $2 billion, or 30%.

Other assets were up $60 billion, or 76%, year-over-year. This was primarily attributable to a $45 billion increase in the market value of trading derivatives in Wholesale Banking. Additionally, goodwill and other intangibles increased by $7.6 billion partially due largely to the acquisition of Commerce.

Deposits were $376 billion, up $99 billion, or 36%, from October 31, 2007, of which $47 billion was due to the Commerce acquisition. Personal deposits increased $45 billion due to underlying business growth in Canadian Personal and Commercial Banking and the Commerce acquisition. Business and government deposits increased $56 billion due to underlying business growth in the Canadian Personal and Commercial Banking and the Commerce acquisition.

Other liabilities increased by $28 billion or 24%. The growth was primarily attributable to a $33 billion increase in derivatives due to volatility in currency and interest rate markets, and widening of credit spreads impacting the mark-to-market balances.

Subordinated notes and debentures were up by $3 billion, compared with 2007, due to the issuance of medium-term notes of $4 billion during the year, partially offset by redemptions and maturities totalling $1 billion as part of the medium-term note program.

Liability for preferred shares and capital trust securities remained relatively flat from 2007.

Non-controlling interests in subsidiaries increased by $1 billion from 2007 due to the issuance of TD Capital Trust III Securities – Series 2008.

Shareholders' equity increased by $10 billion, or 48%, from the prior year, primarily due to growth in retained earnings of $1.9 billion and increased common shares of $6.7 billion due largely to net share issuance primarily related to the purchase consideration for the Commerce acquisition. In addition, the Bank preferred shares increased by $1.5 billion due to issuance during the year.

2008 FINANCIAL RESULTS OVERVIEW

2008 Financial Performance by Business Line

Canadian Personal and Commercial Banking reported record earnings in 2008. Net income of $2,424 million for the year increased by $171 million, or 8%, from the prior year. Return on invested capital increased from 27.1% last year to 29.3% in 2008.

Revenue grew by $577 million, or 7%, over last year, mainly due to strong net interest income and fee growth. The main contributor to revenue growth was strong broad-based volume growth particularly in real estate secured lending. Higher transaction-based fees, higher insurance revenue, overall deposit and credit card account growth, and inclusion of the U.S. businesses also contributed to revenue growth.

As compared with last year, real estate secured lending average volume (including securitizations) grew by $14.4 billion, or 10%, credit card lending volume grew by $1 billion, or 20%, and personal deposit volume grew $8 billion or 8%. Business deposits grew by $4 billion, or 9%, and originated gross insurance premiums grew by $202 million, or 8%. Personal loans grew by $2 billion, or 10%, and business loans and acceptances grew by $3 billion, or 13%.

Margin on average earning assets was 2.95%, compared to 3.05% last year. Margins were compressed by changing cost of funds that began last year, notably the margins on prime-based lending products and escalating competition for deposit accounts.

PCL increased by $158 million, or 26%, compared with last year. Personal PCL of $718 million was $136 million higher than last year, mainly due to volume growth and higher loss rates on credit cards. Commercial and small business PCL was $48 million for the year, up $22 million, compared with the prior year, mainly due to lower business loan loss recoveries and reversals. PCL as a percentage of overall lending volume was 0.38%, increasing 4 bps from last year.

Expenses increased by $266 million, or 6%, compared with last year. Higher employee compensation expense, investments in new branches and the inclusion of the U.S. businesses contributed to the increase in expenses. Average staffing levels increased by 1,591 FTEs from last year, mainly as a result of increases in branch network, insurance, and the inclusion of personnel in U.S. businesses. The efficiency ratio for the year improved slightly to 51.2% compared with 51.6% last year.

Wealth Management's net income for 2008 was $769 million, compared with $762 million in 2007, an increase of 1% which primarily came from the higher contribution from TD Ameritrade as the other Wealth Management businesses were negatively impacted by market volatility. The return on invested capital for the year was 19.4%, compared with 20.0% in 2007.

Revenue of $2,328 million was $15 million, or 1%, higher than 2007. The increase was primarily due to the inclusion of U.S. wealth management businesses and higher trading volumes in online brokerage, due to higher frequency of trading by active investors in these volatile markets encouraged by strategic pricing changes introduced last year and growth in client cash deposits. This increase was offset by lower commissions in online brokerage due to the strategic price reductions introduced last year, lower fees in the mutual funds business, and lower new issues and transactional revenue in our advice-based businesses.

Non-interest expenses were $1,615 million in 2008, an increase of $64 million, or 4%, from 2007. The increase in expenses was primarily due to the inclusion of U.S. wealth management businesses and other items such as the new mutual fund administration fee and the continued investment in growing the sales force in our advice-based businesses. The efficiency ratio worsened by approximately 230 bps to 69.4% over the last year primarily due to the addition of U.S. wealth management businesses.

TD Ameritrade's contribution to Wealth Management earnings was $289 million, compared with $261 million in 2007. TD Ameritrade delivered record net income as it generated 515,000 net new accounts, representing an increase of 8% over 2007 and resulting in a 17% increase in revenue with asset-based revenue increasing by 12%. While TD Ameritrade's underlying earnings increased by 24%, our equity share of those earnings increased by 11% due to strengthening of the Canadian dollar and a change in transfer pricing.

Assets under administration decreased by $12 billion, or 6%, primarily driven by market volatility partially offset by the inclusion of assets from U.S. wealth management businesses of $10 billion and the addition of net new client assets. Assets under management grew $10 billion, or 6%, over the prior year, mainly due to the inclusion of assets from U.S. wealth management businesses of $8 billion, the addition of net new client assets and increased mutual fund assets under management from TD Ameritrade, which were partially offset by the impact of market-related declines.

U.S. Personal and Commercial Banking's reported net income and adjusted net income were $722 million and $806 million, respectively, for the current year, compared with $320 million and $359 million, respectively, in the prior year. Adjusted net income for the current year excluded a $70 million after-tax charge related to restructuring and integration charges and $14 million related to other tax items. Adjusted net income in the prior year excluded a $39 million after-tax charge, being the Bank's share of TD Banknorth's restructuring, privatization, and merger-related charges. The $447 million increase in adjusted net income related primarily to the contribution of Commerce since April 2008 and an increased ownership in TD Banknorth from the privatization transaction that was completed in April 2007, when the Bank acquired 100% ownership interest in TD Banknorth (the average ownership percentage increased from 72% in 2007 to 100% in 2008). In addition, the segment now includes the banking operations from TD Bank USA which provides banking services to customers of TD Ameritrade. Prior period results have not been restated to include the results from TD Bank USA as they were not significant. The return on invested capital increased from 4.6% in 2007 to 6.1% in the current year.

Revenue grew by $1.0 billion, or 54%, over last year, primarily due to the acquisition of Commerce, offset in part by margin compression and a stronger Canadian dollar. Margin on average earning assets declined by 9 bps from the prior year to 3.84% in 2008, compared with 3.93% in 2007.

PCL increased by $106 million, or 88%, compared with last year. Higher provisions related largely to increased loan balances resulting from the Commerce acquisition, as well as increased charge-off levels. Impaired loans and loan write-offs increased during the year and since the acquisition of Commerce, due largely to weakness in the U.S. economy.

Expenses increased by $570 million, or 47%, over 2007, due primarily to the added expenses of Commerce. The efficiency ratio for the year was 59.8%, compared with 62.7% in 2007. The improved efficiency ratio was primarily due to cost saving initiatives and expense control discipline. The average FTE staffing level was 19,773 at the end of 2008 compared with 8,032 at the end of 2007 with the increase due to the approximately 12,000 employees of Commerce.

Wholesale Banking reported net income was $65 million in 2008, a decrease of $759 million from $824 million in the previous year. Results this year were significantly impacted by a challenging operating environment characterized by a severe decline in global liquidity and reduced market activity as the weakness in global financial markets continued to broaden and intensify. Substantial credit trading losses incurred were mainly attributable to a significant decline in market liquidity as well as weaker and more volatile credit markets. The return on invested capital for 2008 was 2%, compared with 30% in the previous year.

Revenue for the year was $1,250 million, compared with $2,494 million in the previous year. Capital markets revenue suffered from a sharp deterioration in market conditions, especially in the fourth quarter stemming from a broad-based decline in global financial markets. Revenue was lower than last year primarily due to substantial credit trading losses. The losses were mainly attributable to weaker proprietary trading revenue, largely related to significant volatility in credit markets and a dramatic decline in global market liquidity. The decline in liquidity led to mark-to-market trading losses due to significant widening in the pricing relationship between assets and CDS, as well as lower valuations on financial products due to a widening in the bid/ask spread. As a result of this continuing deterioration, Wholesale Banking has repositioned its credit trading business to focus on North America. In addition, effective August 1, 2008, Wholesale Banking reclassified certain debt securities into the available-for-sale category. The debt securities in the available-for-sale category will be managed with the goal of recapturing value over time as the markets stabilize. In addition, the decline in liquidity led to lower mark-to-market values on loan commitments. Equity trading revenue declined primarily due to a significant decline in global equity prices as well as lower non-taxable transaction revenue compared to last year. Advisory and underwriting revenue was down, reflecting lower levels of market activity which was impacted by weaker financial valuations, higher funding costs, and a decline in investor demand for new issues. These decreases were offset by higher foreign exchange and interest rate trading, due primarily to volatility in the currency and interest rate markets which led to an increase in client activity and additional trading opportunities. Revenue from the equity investment portfolio decreased as gains in our private equity portfolio were largely offset by write downs in our public equity portfolio due to a significant decline in North American equity markets. Corporate banking revenue increased due primarily to an increase in lending volume. In addition, Wholesale Banking results benefited from favourable tax items.

PCL were $106 million in 2008, an increase of $58 million from $48 million in 2007. In 2008, the increase in PCL related largely to two exposures in the private equity portfolio. The accrual cost of credit protection in Wholesale Banking in 2008 was $47 million, a decrease of $1 million compared with 2007. Wholesale Banking continues to actively manage credit risk and held $2.3 billion in credit protection against the lending portfolio, a decline of $0.3 billion from last year.

Expenses were $1,199 million, compared with $1,261 million in the previous year. The decrease related primarily to lower variable compensation on weaker financial results.

Risk-weighted assets of Wholesale Banking increased by $12 billion to $56 billion this year, primarily related to an increase in market risk driven by an increase in market volatility, and higher corporate lending exposures.

Corporate segment reported a net loss of $147 million in 2008, compared with a reported net loss of $162 million in 2007. On an adjusted basis, the net loss was $251 million for the year, compared with a net loss of $9 million last year. The year-over-year change in the adjusted net loss was primarily driven by higher unallocated corporate expenses, securitization losses, the impact of retail hedging activity, and increased costs related to corporate financing activity.

GROUP FINANCIAL CONDITION

Balance Sheet Review

AT A GLANCE OVERVIEW

- **Total assets were $557 billion as at October 31, 2009, a decrease of $6 billion, or 1%, compared with October 31, 2008.**

TABLE 22 SELECTED CONSOLIDATED BALANCE SHEET ITEMS		
(millions of Canadian dollars)	**2009**	2008
Securities	**$ 148,823**	$ 144,125
Securities purchased under reverse repurchase agreements	**32,948**	42,425
Loans (net of allowance for loan losses)	**253,128**	219,624
Deposits	**391,034**	375,694

FACTORS AFFECTING ASSETS AND LIABILITIES

Year-over-year comparison – October 31, 2009 vs. October 31, 2008

Total assets of the Bank were $557 billion as at October 31, 2009, a decrease of $6 billion, or 1%, compared with October 31, 2008. The decrease reflected a lower market value of derivatives and decreased securities purchased under reverse purchase agreements, partially offset by an increase in loans (net of allowance for loan losses).

Securities increased by $5 billion largely due to growth in available-for-sale securities in U.S. Personal and Commercial Banking driven by the reinvestment of balances previously invested in securities purchased under reverse repurchase agreements and the reinvestment of TD Bank USA deposits, partially offset by the reclassification of certain debt securities as loans. The translation effect of the weaker Canadian dollar caused the value of securities in U.S. Personal and Commercial Banking to increase by $1 billion.

Securities purchased under resale agreements decreased by $9 billion largely due to the reinvestment of balances into available-for-sale securities in U.S. Personal and Commercial Banking.

Loans (net of allowance for loan losses) were $253 billion, an increase of $34 billion, or 15%, primarily driven by volume growth in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. Increases in consumer instalment and other personal loans, business and government loans in Canadian Personal and Commercial Banking, and residential mortgages in U.S. Personal and Commercial Banking drove the loan volume growth in 2009. In addition, a further $11 billion increase relates to the reclassification of debt securities as loans. The translation effect of the weaker Canadian dollar caused the value of loans (net of allowance for loan losses) in U.S. Personal and Commercial Banking to increase by $1 billion.

Other declined by $38 billion primarily due to a decrease in the market value of derivatives in Wholesale Banking resulting from movements in interest rates and cross currency swaps, and volatility in currency and interest rate markets.

Total liabilities of the Bank were $518 billion as at October 31, 2009, a decrease of $13 billion, or 2%, compared with October 31, 2008. The net decrease was largely due to a $26 billion decrease in the market value of Wholesale Banking derivatives, partially offset by an increase in deposits. The translation effect of the weaker Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to increase by $2 billion.

Deposits were $391 billion, an increase of $15 billion, or 4%, primarily due to a $31 billion increase in personal deposits, primarily driven by volume increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments which were offset by decreases in business and government and trading deposits in Wholesale Banking. The translation effect of the weaker Canadian dollar caused the value of the deposits in U.S. Personal and Commercial Banking to increase by $2 billion.

Other liabilities decreased $28 billion, or 18%, primarily due to a decrease in the market value of derivatives in Wholesale Banking resulting from movements in interest rates and cross currency swaps and volatility in currency and interest rate markets.

Common shares and **preferred shares** in total increased $3.6 billion, due to new share issuances of $2.1 billion and $1.5 billion, respectively.

U.S. GAAP

See the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's 2009 Annual Report on Form 40-F filed with the SEC and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's website (http://www.sec.gov).

Total assets under U.S. GAAP were $518 billion as at October 31, 2009, $39 billion lower than under Canadian GAAP. The difference was primarily due to the netting of derivative balances which is permitted under U.S. GAAP where there is a legal right to offset. Under Canadian GAAP the netting of derivative balances is only permitted where there is a legal right to offset and there is an intention to settle the contracts simultaneously. Other differences include accounting for non-cash collateral which requires certain non-cash collateral received in securities lending transactions to be recognized as an asset, and a corresponding liability recorded for the obligation to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a security lending transaction is not recognized in the Consolidated Balance Sheet. Total liabilities under U.S. GAAP were $478 billion as at October 31, 2009, $39 billion lower than under Canadian GAAP. The difference was due primarily to the netting of derivative balances under U.S. GAAP as described above. Other differences include, accounting for non-cash collateral received in securities lending transactions also as described above and certain preferred shares and capital trust securities recognized as liabilities under Canadian GAAP were reclassified to equity and non-controlling interest in subsidiaries respectively under U.S. GAAP.

GROUP FINANCIAL CONDITION

Credit Portfolio Quality

AT A GLANCE OVERVIEW

- **Loans and acceptances portfolio net of allowances for credit losses was $263 billion, an increase of $32 billion from the prior year.**
- **Impaired loans after specific allowance were $1,557 million, an increase of $752 million.**
- **Provision for credit losses was $2,480 million, compared with $1,063 million in the prior year.**
- **Total allowances for credit losses increased by $1,103 million to $2,639 million in 2009.**

LOAN PORTFOLIO

Overall in 2009, the Bank's credit quality remained acceptable despite weakening economic conditions, due to established business and risk management strategies and a continuing low interest rate environment. During 2009, the loans and acceptances portfolio continued to be diversified between retail and business and government. The Bank increased its credit portfolio by $32 billion, or 14%, from the prior year, largely due to volume growth in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments and the addition of certain debt securities classified as loans. Excluding debt securities classified as loans, the credit portfolio increased $22 billion, or 9%.

The Bank experienced growth in new impaired loan formations during the year, driven largely by increases in both the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. The increase in impaired loans in Canadian Personal and Commercial Banking was due primarily to volume increases and the impact of higher unemployment and consumer bankruptcies on the Personal portfolio. Impaired loan growth in U.S. Personal and Commercial Banking was largely due to continued weakness in the real estate sector and to higher defaults across most portfolios as a result of the recession.

The majority of the credit risk exposure related to the loan and acceptances portfolio. However, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 33 to the 2009 Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

The addition of debt securities classified as loans to the credit portfolio in 2009 represented an increase of $11 billion in loans, net of specific allowance over 2008, or 4%, of the 2009 portfolio. This increase generally reduced 2009 percentage concentrations relative to 2008 concentrations.

The Bank's loan portfolio continued to be dominated by the Canadian and U.S. residential and personal portfolios which represented 63% of net loans including acceptances, compared with 62% in 2008 and 71% in 2007. During the year, the portfolio, which is primarily comprised of residential mortgages, consumer instalment and other personal loans increased by $23 billion, or 16%, and totalled $168 billion at year end. Residential mortgages represented 25% of the portfolio in both 2009 and 2008, down from 31% in 2007. Consumer instalment and other personal loans were 39% of total loans net of specific allowance in 2009, compared with 37% in 2008 and 39% in 2007.

The Bank's business and government credit exposure was 31% of total loans net of specific allowance, down from 35% in 2008. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 2% of total loans and acceptances net of specific allowance, respectively. Real estate was the leading U.S. sector of concentration and represented 5% of net loans, down relative to 2008.

Geographically, the credit portfolio remained concentrated in Canada. In 2009, the percentage of loans held in Canada was 71%, down from 73% in 2008. The largest Canadian exposure was in Ontario, which represented 54% of total loans net of specific allowance for 2009, down from 56% in 2008.

The balance of the credit portfolio was predominantly in the U.S., which represented 23% of the portfolio, down from 25% in 2008. Exposure to other geographic regions was limited. The largest U.S. exposures were in New York and New Jersey, each of which represented 5% of total loans net of specific allowance, compared with 6% and 4% respectively in 2008.

TABLE 23 LOANS AND ACCEPTANCES, NET OF SPECIFIC ALLOWANCE FOR LOAN LOSSES BY INDUSTRY SECTOR

(millions of Canadian dollars, except as noted)

				Percentage of total		
	2009	2008[5]	2007[5]	**2009**	2008[5]	2007[5]
Canada						
Residential mortgages[1,2]	**$ 58,239**	$ 52,799	$ 56,034	**22.0%**	22.8%	30.1%
Consumer instalment and other personal	**88,478**	74,089	65,819	**33.4**	32.0	35.3
Total residential and personal	**146,717**	126,888	121,853	**55.4**	54.8	65.4
Real estate						
Residential	**9,069**	8,516	2,567	**3.4**	3.6	1.4
Non-residential	**3,788**	2,907	2,269	**1.4**	1.3	1.2
Total real estate	**12,857**	11,423	4,836	**4.8**	4.9	2.6
Agriculture	**2,383**	2,351	2,533	**0.9**	1.0	1.4
Automotive	**992**	1,167	1,062	**0.4**	0.5	0.6
Chemical	**341**	613	490	**–**	0.3	0.2
Financial[3]	**6,295**	6,758	5,974	**2.4**	2.8	3.2
Food, beverage, and tobacco	**1,757**	1,996	1,786	**0.7**	0.9	1.0
Forestry	**445**	438	427	**0.2**	0.2	0.2
Government and public sector entities	**1,395**	1,315	885	**0.5**	0.6	0.5
Health and social services	**2,552**	2,244	1,721	**1.0**	1.0	0.9
Industrial construction and trade contractors	**1,019**	952	867	**0.4**	0.4	0.5
Media and entertainment	**767**	1,023	974	**0.3**	0.4	0.5
Metals and mining	**788**	1,210	620	**0.3**	0.5	0.3
Pipelines, oil, and gas	**2,465**	3,311	3,051	**0.9**	1.4	1.6
Power and utilities	**960**	1,203	505	**0.4**	0.5	0.3
Retail sector	**1,469**	1,362	1,172	**0.6**	0.6	0.6
Sundry manufacturing and wholesale	**825**	952	947	**0.3**	0.4	0.5
Telecommunications and cable	**434**	692	661	**0.2**	0.3	0.4
Transportation	**516**	580	540	**0.2**	0.3	0.3
Other	**3,754**	2,852	2,203	**1.4**	1.2	1.2
Total business and government[2]	**42,014**	42,442	31,254	**15.9**	18.2	16.8
Total Canada	**188,731**	169,330	153,107	**71.3**	73.0	82.2
United States						
Residential mortgages	**7,390**	4,773	2,405	**2.8**	2.1	1.3
Consumer instalment and other personal	**13,796**	12,778	7,330	**5.2**	5.5	3.9
Total residential and personal	**21,186**	17,551	9,735	**8.0**	7.6	5.2
Real estate						
Residential	**4,253**	4,019	1,244	**1.6**	1.7	0.7
Non-residential	**9,359**	9,349	4,488	**3.5**	4.0	2.4
Total real estate	**13,612**	13,368	5,732	**5.1**	5.7	3.1
Agriculture	**391**	505	181	**0.1**	0.2	0.1
Automotive	**1,178**	1,419	711	**0.4**	0.6	0.4
Chemical	**883**	584	387	**0.3**	0.3	0.2
Financial[3]	**2,522**	2,595	2,091	**1.0**	1.1	1.1
Food, beverage, and tobacco	**2,098**	2,103	724	**0.8**	0.9	0.4
Forestry	**453**	664	387	**0.2**	0.3	0.2
Government and public sector entities	**1,855**	1,436	630	**0.7**	0.6	0.3
Health and social services	**3,978**	3,137	1,095	**1.5**	1.4	0.6
Industrial construction and trade contractors	**1,178**	1,252	697	**0.4**	0.5	0.4
Media and entertainment	**731**	831	487	**0.3**	0.4	0.3
Metals and mining	**648**	729	479	**0.2**	0.3	0.3
Pipelines, oil, and gas	**775**	1,088	423	**0.3**	0.5	0.2
Power and utilities	**774**	534	318	**0.3**	0.2	0.2
Retail sector	**1,744**	2,210	1,019	**0.7**	1.0	0.5
Sundry manufacturing and wholesale	**1,227**	1,021	724	**0.5**	0.4	0.4
Telecommunications and cable	**633**	1,079	669	**0.2**	0.5	0.4
Transportation	**1,261**	1,251	596	**0.5**	0.5	0.3
Other	**3,248**	3,608	2,496	**1.2**	1.6	1.3
Total business and government[1]	**39,189**	39,414	19,846	**14.7**	17.0	10.7
Total United States	**60,375**	56,965	29,581	**22.7**	24.6	15.9
Other International						
Residential and personal	**8**	9	9	**–**	–	–
Business and government	**4,669**	5,544	3,589	**1.8**	2.4	1.9
Total other international	**4,677**	5,553	3,598	**1.8**	2.4	1.9
Total excluding debt securities classified as loans	**253,783**	231,848	186,286	**95.8**	100.0	100.0
Debt securities classified as loans[4]	**11,101**	–	–	**4.2**	–	–
Total net of specific allowance	**264,884**	231,848	186,286	**100.0%**	100.0%	100.0%
General allowance						
General allowance – loan losses	**1,533**	1,184	1,092			
General allowance – debt securities classified as loans	**277**	–	–			
Total general allowance	**1,810**	1,184	1,092			
Total net of allowance for loan losses	**$ 263,074**	$ 230,664	$ 185,194			
Percentage change over previous year – loans and acceptances, net of specific allowance	**14.25%**	24.46%	9.40%			

[1] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[2] Effective 2009, multiple-unit residential (MUR) mortgages, and any related credit losses, have been reclassified from personal – residential mortgages to business and government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

[3] The Bank has no direct or derivative exposures to monoline insurance counterparties.

[4] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the "Changes in Accounting Policies during the Current Year" section.

[5] The presentation of 2008 and 2007 have been reclassified to conform to the current presentation of reporting real estate secured loans under the borrower's appropriate industry sector rather than as a real estate loan. Additionally in 2009, certain automotive and industrial construction and trade contractor loans were reclassified to the financial sector.

TABLE 24 LOANS AND ACCEPTANCES NET OF SPECIFIC ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY

(millions of Canadian dollars, except as noted)				Percentage of total		
	2009	2008	2007	**2009**	2008	2007
Canada						
Atlantic provinces	**$ 2,719**	$ 2,592	$ 2,365	**1.0%**	1.1%	1.3%
British Columbia and territories[1]	**15,973**	13,785	6,049	**6.0**	5.9	3.2
Ontario[1]	**142,521**	128,563	117,032	**53.9**	55.5	62.8
Prairies[1]	**20,729**	18,135	15,789	**7.9**	7.8	8.5
Québec	**6,789**	6,255	11,872	**2.6**	2.7	6.4
Total Canada	**188,731**	169,330	153,107	**71.4**	73.0	82.2
United States						
Connecticut	**4,379**	3,984	3,429	**1.6**	1.7	1.8
Florida	**1,315**	1,425	156	**0.5**	0.6	0.1
Maine	**3,925**	4,004	3,464	**1.5**	1.7	1.8
Massachusetts	**9,107**	8,373	7,332	**3.4**	3.6	3.9
New Hampshire	**3,709**	3,539	3,158	**1.4**	1.5	1.7
New Jersey	**13,104**	9,162	2,597	**4.9**	4.0	1.4
New York	**13,103**	13,756	5,748	**4.9**	5.9	3.1
Pennsylvania	**5,350**	6,945	853	**2.0**	3.0	0.5
Vermont	**1,995**	1,974	1,717	**0.8**	0.9	0.9
Washington D.C.	**125**	717	12	**–**	0.3	–
Others	**4,263**	3,086	1,115	**1.6**	1.4	0.6
Total United States[2]	**60,375**	56,965	29,581	**22.6**	24.6	15.8
Other International						
Europe	**1,598**	2,618	1,584	**0.6**	1.1	0.9
Other	**3,079**	2,935	2,014	**1.2**	1.3	1.1
Total other international	**4,677**	5,553	3,598	**1.8**	2.4	2.0
Total excluding debt securities classified as loans	**253,783**	231,848	186,286	**95.8**	100.0	100.0
Debt securities classified as loans[3]	**11,101**	–	–	**4.2**	–	–
Total net of specific allowance	**264,884**	231,848	186,286	**100.0%**	100.0%	100.0%
General allowance						
General allowance – loan losses	**1,533**	1,184	1,092			
General allowance – debt securities classified as loans[3]	**277**	–	–			
Total general allowance	**1,810**	1,184	1,092			
Total net of allowance for loan losses	**$ 263,074**	$ 230,664	$ 185,194			

Percentage change over previous year – loans and acceptances, net of loan losses	**2009**	2008
Canada	**11.5%**	10.6%
United States	**6.0**	92.6
Other international	**(15.8)**	54.3
Total	**14.1%**	24.6%

[1] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

[2] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[3] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the "Changes in Accounting Policies during the Current Year" section.

Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided below.

TABLE 25 LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS

(millions of Canadian dollars)	Loans authorized			Amount outstanding		
	2009	2008	2007	**2009**	2008	2007
Loan amount						
$0 – $24,999	**$ 1,246**	$ 1,191	$ 1,221	**$ 568**	$ 549	$ 601
$25,000 – $49,999	**1,239**	1,097	1,138	**734**	639	681
$50,000 – $99,999	**2,072**	1,973	1,800	**1,170**	1,098	996
$100,000 – $249,999	**4,493**	4,623	3,697	**2,737**	2,870	2,229
$250,000 – $499,999	**4,672**	4,760	3,648	**2,853**	3,034	2,128
$500,000 – $999,999	**5,161**	5,614	3,889	**2,757**	3,284	1,981
$1,000,000 – $4,999,999	**15,309**	18,203	11,863	**7,306**	9,987	5,405
Total[1]	**$ 34,192**	$ 37,461	$ 27,256	**$ 18,125**	$ 21,461	$ 14,021

[1] Personal loans used for business purposes are not included in these totals.

IMPAIRED LOANS

A loan is considered impaired when there is objective evidence subsequent to the initial recognition of the loan that there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. See Note 3 to the 2009 Consolidated Financial Statements for further details on impaired loans.

Gross impaired loans were $2,311 million in 2009, up $1,154 million, or 100%, over 2008. The addition of debt securities classified as loans to the credit portfolio in 2009 represented $241 million of this increase, or 10% of total 2009 gross impaired loans. The inclusion of debt securities generally reduced 2009 percentage concentrations relative to 2008 concentrations. Excluding debt securities, gross impaired loans increased $913 million, or 79%, over 2008.

In Canada, residential and personal loans generated net impaired loans of $382 million, an increase of $67 million, or 21%, over 2008. Residential mortgages represented the most significant portion of this increase. Business and government loans generated $253 million in net impaired loans, an increase of $126 million, or 100%, over 2008. Business and government impaired loans were distributed across industry sectors. Impaired loans increases in 2009 were due to higher residential and personal loan volumes combined with continued economic weakness which generated elevated default rates across most portfolios.

In the U.S., residential and personal loans generated net impaired loans of $171 million, an increase of $73 million, or 74%, over 2008. Residential mortgages represented the most significant portion of this increase. Business and government loans generated $751 million in net impaired loans, an increase of $486 million, or 183%, over 2008. Business and government impaired loans were highly concentrated in the real estate sector. Impaired loans increases in 2009 were due to the recession and continued weakness in the U.S. real estate sector.

Geographically, 36% of total impaired loans net of specific allowance were generated in Canada and 53% in the U.S. The balance of 11% was attributed to the debt securities classified as loans. Impaired loans in Canada were concentrated in Ontario, which represented 25% of total impaired loans net of specific allowance, down from 38% in 2008. U.S. impaired loans were concentrated in New York and New Jersey, representing 13% and 11% of net impaired loans, up from 10% and 8% respectively, in 2008.

TABLE 26 **CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES**

(millions of Canadian dollars)	**2009**	2008
Balance at beginning of period	**$ 1,157**	$ 569
Impact due to reporting-period alignment of U.S. entities	**57**	–
Additions	**4,101**	2,404
Return to performing status, repaid or sold	**(1,370)**	(905)
Write-offs	**(1,547)**	(946)
Foreign exchange and other adjustments	**(87)**	35
Balance at end of period	**$ 2,311**	$ 1,157

TABLE 27	IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE FOR LOAN LOSSES BY INDUSTRY SECTOR

(millions of Canadian dollars, except as noted)

			2009	2008[4]	2007[4]	Percentage of total 2009	2008[4]	2007[4]
	Gross impaired loans	**Specific allowance**	**Net impaired loans**	Net impaired loans	Net impaired loans			
Canada								
Residential mortgages[1,2]	**$ 253**	**$ 14**	**$ 239**	$ 185	$ 16	**13.6%**	23.0%	4.4%
Consumer instalment and other personal	**273**	**130**	**143**	130	97	**8.2**	16.1	26.5
Total residential and personal	**526**	**144**	**382**	315	113	**21.8**	39.1	30.9
Real estate								
Residential	**42**	**11**	**31**	5	–	**1.8**	0.6	–
Non-residential	**3**	**1**	**2**	2	1	**0.1**	0.3	0.3
Total real estate	**45**	**12**	**33**	7	1	**1.9**	0.9	0.3
Agriculture	**10**	**3**	**7**	8	6	**0.4**	1.0	1.6
Automotive	**13**	**4**	**9**	6	5	**0.5**	0.8	1.4
Chemical	**2**	**1**	**1**	–	–	**0.1**	–	–
Financial	**6**	**3**	**3**	2	2	**0.2**	0.3	0.5
Food, beverage, and tobacco	**9**	**6**	**3**	5	1	**0.2**	0.6	0.3
Forestry	**32**	**14**	**18**	14	10	**1.0**	1.7	2.7
Government and public sector entities	**5**	**1**	**4**	1	1	**0.2**	0.1	0.3
Health and social services	**6**	**2**	**4**	2	1	**0.2**	0.3	0.3
Industrial construction and trade contractors	**11**	**3**	**8**	5	13	**0.4**	0.6	3.6
Media and entertainment	**49**	**16**	**33**	9	1	**1.9**	1.1	0.3
Metals and mining	**23**	**5**	**18**	13	2	**1.0**	1.6	0.5
Pipelines, oil, and gas	**42**	**18**	**24**	7	–	**1.4**	0.9	–
Retail sector	**26**	**8**	**18**	7	2	**1.0**	0.9	0.5
Sundry manufacturing and wholesale	**48**	**13**	**35**	20	3	**2.0**	2.5	0.8
Transportation	**3**	**2**	**1**	1	1	**0.1**	0.1	0.3
Other	**46**	**12**	**34**	20	4	**1.9**	2.5	1.1
Total business and government[2]	**376**	**123**	**253**	127	53	**14.4**	15.9	14.5
Total Canada	**902**	**267**	**635**	442	166	**36.2**	55.0	45.4
United States								
Residential mortgages	**141**	**20**	**121**	57	24	**6.9**	7.1	6.6
Consumer instalment and other personal	**103**	**53**	**50**	41	22	**2.9**	5.1	6.0
Total residential and personal	**244**	**73**	**171**	98	46	**9.8**	12.2	12.6
Real estate								
Residential	**373**	**61**	**312**	100	73	**17.8**	12.4	19.9
Non-residential	**119**	**21**	**98**	43	19	**5.6**	5.3	5.2
Total real estate	**492**	**82**	**410**	143	92	**23.4**	17.7	25.1
Agriculture	**2**	**–**	**2**	2	1	**0.1**	0.3	0.3
Automotive	**36**	**3**	**33**	25	3	**1.9**	3.1	0.8
Chemical	**5**	**2**	**3**	1	1	**0.2**	0.1	0.3
Financial	**22**	**4**	**18**	4	10	**1.0**	0.5	2.7
Food, beverage, and tobacco	**33**	**5**	**28**	14	9	**1.6**	1.7	2.5
Forestry	**37**	**16**	**21**	1	–	**1.2**	0.1	–
Government and public sector entities	**10**	**1**	**9**	3	2	**0.5**	0.4	0.5
Health and social services	**21**	**4**	**17**	7	2	**0.9**	0.9	0.5
Industrial construction and trade contractors	**28**	**7**	**21**	9	5	**1.2**	1.1	1.4
Media and entertainment	**24**	**10**	**14**	16	1	**0.8**	2.0	0.3
Metals and mining	**25**	**5**	**20**	5	1	**1.1**	0.6	0.3
Pipelines, oil, and gas	**42**	**7**	**35**	–	–	**2.0**	–	–
Power and utilities	**7**	**–**	**7**	–	–	**0.4**	–	–
Retail sector	**50**	**10**	**40**	15	11	**2.3**	1.8	3.0
Sundry manufacturing and wholesale	**7**	**1**	**6**	5	7	**0.3**	0.6	1.9
Telecommunications and cable	**1**	**–**	**1**	–	–	**0.1**	–	–
Transportation	**19**	**3**	**16**	2	2	**0.9**	0.3	0.5
Other	**60**	**10**	**50**	13	7	**2.9**	1.6	1.9
Total business and government[1]	**921**	**170**	**751**	265	154	**42.8**	32.8	42.0
Total United States	**1,165**	**243**	**922**	363	200	**52.6**	45.0	54.6
Other International								
Business and government	**3**	**3**	**–**	–	–	**–**	–	–
Total other international	**3**	**3**	**–**	–	–	**–**	–	–
Total excluding debt securities classified as loans	**2,070**	**513**	**1,557**	805	366	**88.8**	100.0	100.0
Debt securities classified as loans[3]	**241**	**45**	**196**	–	–	**11.2**	–	–
Total impaired loans net of specific allowance	**$ 2,311**	**$ 558**	**$ 1,753**	$ 805	$ 366	**100.0%**	100.0%	100.0%
Net impaired loans as a % of common equity			**4.96%**	2.70%	1.74%			

[1] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[2] Effective 2009, MUR mortgages, and any related credit losses, have been reclassified from personal – residential mortgages to business and government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

[3] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the "Changes in Accounting Policies during the Current Year" section.

[4] The presentation of 2008 and 2007 have been reclassified to conform to the current presentation of reporting real estate secured loans under the borrower's appropriate industry sector rather than as a real estate loan.

TABLE 28	IMPAIRED LOANS NET OF SPECIFIC ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY					
(millions of Canadian dollars, except as noted)				Percentage of total		
	2009	2008	2007	**2009**	2008	2007
Canada						
Atlantic provinces	**$ 11**	$ 11	$ 3	**0.6%**	1.3%	0.8%
British Columbia[1]	**50**	37	10	**2.8**	4.6	2.7
Ontario[1]	**429**	308	129	**24.5**	38.3	35.3
Prairies[1]	**98**	50	11	**5.6**	6.2	3.0
Québec	**47**	36	13	**2.7**	4.5	3.6
Total Canada[2]	**635**	442	166	**36.2**	54.9	45.4
United States						
Connecticut	**82**	46	41	**4.7**	5.7	11.2
Florida	**78**	13	–	**4.4**	1.6	–
Maine	**20**	15	15	**1.1**	1.9	4.1
Massachusetts	**120**	30	31	**6.9**	3.7	8.4
New Hampshire	**22**	12	8	**1.3**	1.5	2.2
New Jersey	**192**	66	37	**11.0**	8.2	10.1
New York	**221**	81	38	**12.6**	10.1	10.4
Pennsylvania	**84**	40	12	**4.8**	5.0	3.3
Vermont	**11**	6	3	**0.6**	0.7	0.8
Washington D.C.	**–**	7	–	**–**	0.9	–
Other	**92**	47	15	**5.2**	5.8	4.1
Total United States[2]	**922**	363	200	**52.6**	45.1	54.6
Total excluding debt securities classified as loans	**1,557**	805	366	**88.8**	100.0	100.0
Debt securities classified as loans[3]	**196**	–	–	**11.2**	–	–
Total impaired loans net of specific allowance	**$ 1,753**	$ 805	$ 366	**100.0%**	100.0%	100.0%
Impaired loans net of specific allowance as a % of net loans[4]	**0.67%**	0.35%	0.20%			

[1] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

[2] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[3] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the "Changes in Accounting Policies during the Current Year" section.

[4] Includes customers' liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of specific and general allowances carried on the Consolidated Balance Sheet. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb all credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Specific Allowance

The Bank establishes specific allowances for impaired loans when the estimated realizable value of the loan is less than its recorded value, based on discounting expected future cash flows. Specific allowances for loan losses are established to reduce the book value of loans to their estimated realizable amounts.

Specific allowances for the non-retail portfolio and for debt securities classified as loans are borrower-specific and reviewed quarterly. Specific allowances for the retail portfolio are calculated on an aggregate basis using a formula that captures recent loss experience, historical default rates and the type of collateral pledged.

During 2009, specific allowances increased by $206 million, or 59%, resulting in a total specific allowance of $558 million. Debt securities classified as loans represented $45 million, or 8%, of the total specific allowance in 2009. Allowances for credit losses are more fully described in Note 3 to the 2009 Consolidated Financial Statements.

General Allowance
A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of general allowance reflects exposures across all portfolios and categories. The general allowance is reviewed on a quarterly basis using credit risk models. The allowance level is calculated using the probability of default, the loss given default and the exposure at default. The probability of default (PD) is the likelihood that a borrower will not be able to meet its scheduled repayments. The loss given default (LGD) is the amount of the loss when a default occurs. Exposure at default (EAD) is the loss when default occurs expressed as a percentage of the exposure.

For the non-retail portfolio and for debt securities classified as loans, allowances are computed at the borrower level. The LGD is based on the security of the facility; EAD is a function of the current usage, the borrower's risk rating, and the committed amount of the facility. For the retail portfolio, the general allowance is calculated on a portfolio level and is based on statistical estimates of loss using historical loss and recovery data models and forecast balances. Models are validated against historical experience and are updated at least annually. The general allowance methodology is approved annually by the Risk Committee of the Board of Directors.

At October 31, 2009 the general allowance for loan losses was $1,810 million, up from $1,184 million at October 31, 2008. Excluding debt securities classified as loans, the general allowance for loan losses was $1,533 million. The 2009 general allowance for loan losses does not include the general allowance for off-balance sheet instruments which effective April 30, 2009 were recorded as other liabilities. These totalled $271 million as at October 31, 2009. Prior period general allowance balances which included the allowance for off-balance sheet instruments have not been restated.

PROVISION FOR CREDIT LOSSES
The provision for credit losses is the amount charged to the specific and general allowances for credit losses during the year to bring the total allowance to a level that management considers adequate to absorb all credit-related losses in the Bank's loan portfolio. New provisions in the year are reduced by any recoveries.

The Bank recorded total provision for credit losses of $2,480 million in 2009, compared with a total provision of $1,063 million in 2008. This amount comprised $1,614 million of specific provisions and $866 million of general provisions. The addition of debt securities classified as loans to the credit portfolio in 2009 represented a $250 million increase in total provision for credit losses, or 10% of total 2009 provision for credit losses. Total provision for credit losses as a percentage of net average loans and acceptances increased to 0.97% from 0.5% in 2008, including provisions related to debt securities classified as loans.

In Canada, residential and personal loans required specific provisions of $887 million, an increase of $268 million, or 43%, over 2008. Consumer instalment and other personal loans represented the most significant portion of this increase. Business and government loans required specific provisions of $177 million, an increase of $110 million, or 164%, over 2008. Business and government specific provisions were distributed across industry sectors. Increased provision for credit losses in 2009 were due to higher loan volumes and increased credit card losses in the personal and residential portfolio combined with the broader effects of the recession across the portfolio.

In the U.S., residential and personal loans required specific provisions of $215 million, an increase of $132 million, or 159%, over 2008. Consumer instalment and other personal loans represented the most significant portion of this increase. Business and government loans required specific provisions of $288 million, an increase of $123 million, or 75%, over 2008. Similar to impaired loans, business and government specific provisions were highly concentrated in the real estate sector. Increased provisions for credit losses in 2009 were due to continued weakness in the real estate sector and the broader effects of the recession across the portfolio.

Geographically, 66% of specific provisions were attributed to Canada and 31% to the U.S. The balance of 2.7% resulted from debt securities classified as loans and 0.2% from provisions attributed to other international. Canadian specific provisions were concentrated in Ontario, which represented 51% of total specific provisions, down from 56% in 2008. U.S. specific provisions were concentrated in New Jersey and New York, representing 6.8% and 5.6% of total specific provisions, down from 6.9% and 6.1% respectively in 2008.

Table 29 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 29 PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	**2009**	2008	2007
Net new specifics (net of reversals)[1]	**$ 1,723**	$ 1,058	$ 778
Recoveries	**(109)**	(124)	(135)
Total specific provision	**1,614**	934	643
Change in general allowance			
VFC	**90**	65	47
U.S. Personal and Commercial Banking	**521**	63	15
Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	**255**	–	(60)
Other	**–**	1	–
Total general provision	**866**	129	2
Total provision for credit losses	**$ 2,480**	$ 1,063	$ 645

[1] Includes net new specific PCL of $44 million and general PCL of $206 million related to debt securities classified as loans.

TABLE 30 **PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR**

(millions of Canadian dollars, except as noted)

	2009	2008[4]	2007[4]	Percentage of total 2009	Percentage of total 2008[4]	Percentage of total 2007[4]
Canada						
Residential mortgages[1,2]	**$ 5**	$ 11	$ 4	**0.3%**	1.2%	0.6%
Consumer instalment and other personal	**882**	608	513	**54.6**	65.1	79.8
Total residential and personal	**887**	619	517	**54.9**	66.3	80.4
Real estate						
Residential	**11**	–	–	**0.7**	–	–
Non-residential	**1**	–	1	**0.1**	–	0.2
Total real estate	**12**	–	1	**0.8**	–	0.2
Agriculture	**(1)**	–	–	**(0.1)**	–	–
Automotive	**10**	(3)	4	**0.6**	(0.3)	0.6
Chemical	**1**	–	–	**0.1**	–	–
Financial	**16**	3	–	**1.0**	0.3	–
Food, beverage and tobacco	**12**	10	6	**0.7**	1.1	0.9
Forestry	**18**	(2)	(4)	**1.1**	(0.2)	(0.6)
Health and social services	**2**	4	–	**0.1**	0.4	–
Industrial construction and trade contractors	**9**	5	11	**0.6**	0.5	1.7
Media and entertainment	**19**	5	2	**1.2**	0.5	0.3
Metals and mining	**4**	1	–	**0.2**	0.1	–
Pipelines, oil and gas	**8**	10	–	**0.5**	1.1	–
Retail sector	**24**	11	6	**1.5**	1.2	0.9
Sundry manufacturing and wholesale	**12**	4	(2)	**0.7**	0.4	(0.3)
Transportation	**9**	4	1	**0.6**	0.4	0.2
Other	**22**	15	5	**1.4**	1.6	0.8
Total business and government	**177**	67	30	**11.0**	7.1	4.7
Total Canada	**1,064**	686	547	**65.9**	73.4	85.1
United States						
Residential mortgages	**17**	11	–	**1.1**	1.2	–
Consumer instalment and other personal	**198**	72	46	**12.3**	7.7	7.1
Total residential and personal	**215**	83	46	**13.4**	8.9	7.1
Real estate						
Residential	**73**	36	28	**4.5**	3.9	4.3
Non-residential	**51**	4	1	**3.1**	0.4	0.2
Total real estate	**124**	40	29	**7.6**	4.3	4.5
Agriculture	**1**	–	1	**0.1**	–	0.2
Automotive	**6**	28	–	**0.4**	3.0	–
Chemical	**4**	–	–	**0.2**	–	–
Financial	**28**	38	8	**1.7**	4.1	1.2
Food, beverage and tobacco	**4**	3	1	**0.2**	0.3	0.2
Forestry	**19**	1	–	**1.2**	0.1	–
Government and public sector entities	**–**	1	–	**–**	0.1	–
Health and social services	**13**	2	4	**0.8**	0.2	0.6
Industrial construction and trade contractors	**12**	11	3	**0.7**	1.2	0.5
Media and entertainment	**14**	3	–	**0.9**	0.3	–
Metals and mining	**5**	14	2	**0.3**	1.5	0.3
Pipelines, oil and gas	**5**	–	–	**0.3**	–	–
Power and utilities	**(2)**	–	–	**(0.1)**	–	–
Retail sector	**16**	13	1	**1.0**	1.4	0.2
Sundry manufacturing and wholesale	**22**	2	4	**1.4**	0.2	0.6
Telecommunications and cable	**(5)**	(1)	(7)	**(0.3)**	(0.1)	(1.1)
Transportation	**–**	1	–	**–**	0.1	–
Other	**22**	9	5	**1.4**	1.0	0.8
Total business and government[1]	**288**	165	51	**17.8**	17.7	8.0
Total United States	**503**	248	97	**31.2**	26.6	15.1
Other International						
Business and government	**3**	–	(1)	**0.2**	–	(0.2)
Total other international	**3**	–	(1)	**0.2**	–	(0.2)
Total excluding debt securities classified as loans	**1,570**	934	643	**97.3**	100.0	100.0
Debt securities classified as loans[3]	**44**	–	–	**2.7**	–	–
Total specific provision	**1,614**	934	643	**100.0%**	100.0%	100.0%
General provision						
General provision – loans	**660**	129	2			
General provision – debt securities classified as loans[3]	**206**	–	–			
Total general provision	**866**	129	2			
Total provision for credit losses	**$ 2,480**	$ 1,063	$ 645			

[1] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[2] Effective 2009, MUR mortgages, and any related credit losses, have been reclassified from personal – residential mortgages to business and government retroactively to 2008. This is to achieve consistent reporting across all operating business segments.

[3] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the "Changes in Accounting Policies during the Current Year" section.

[4] The presentation of 2008 and 2007 have been reclassified to conform to the current presentation of reporting real estate secured loans under the borrower's appropriate industry sector rather than as a real estate loan.

TABLE 31	PROVISION FOR CREDIT LOSSES BY GEOGRAPHY					
(millions of Canadian dollars, except as noted)				Percentage of total		
	2009	2008	2007	**2009**	2008	2007
Canada						
Atlantic provinces	**$ 25**	$ 21	$ 18	**1.0%**	2.0%	2.8%
British Columbia[1]	**68**	44	36	**2.7**	4.1	5.6
Ontario[1]	**824**	526	419	**33.2**	49.5	64.9
Prairies[1]	**78**	43	36	**3.2**	4.0	5.6
Québec	**69**	52	38	**2.8**	4.9	5.9
Total Canada[2]	**1,064**	686	547	**42.9**	64.5	84.8
United States						
Connecticut	**38**	3	16	**1.5**	0.3	2.5
Florida	**41**	4	(3)	**1.7**	0.4	(0.5)
Maine	**23**	10	8	**0.9**	0.9	1.2
Massachusetts	**51**	21	17	**2.1**	2.0	2.7
New Hampshire	**19**	6	3	**0.8**	0.6	0.5
New Jersey	**110**	64	20	**4.5**	6.0	3.1
New York	**90**	57	20	**3.6**	5.4	3.1
Pennsylvania	**71**	16	6	**2.9**	1.5	0.9
Vermont	**6**	2	1	**0.2**	0.2	0.2
Washington D.C.	**1**	2	–	**–**	0.2	–
Others	**53**	63	9	**2.1**	5.9	1.4
Total United States[2]	**503**	248	97	**20.3**	23.4	15.1
Other International						
Europe	**–**	–	(1)	**–**	–	(0.2)
Other	**3**	–	–	**0.1**	–	–
Total other international	**3**	–	(1)	**0.1**	–	(0.2)
Total excluding debt securities classified as loans	**1,570**	934	643	**63.3**	87.9	99.7
Debt securities classified as loans[3]	**44**	–	–	**1.8**	–	–
Total specific provision	**1,614**	934	643	**65.1**	87.9	99.7
General provision						
General provision – loans	**660**	129	2	**26.6**	12.1	0.3
General provision – debt securities classified as loans[3]	**206**	–	–	**8.3**	–	–
Total general provision	**866**	129	2	**34.9**	12.1	0.3
Total provision for credit losses	**$ 2,480**	$ 1,063	$ 645	**100.0%**	100.0%	100.0%

Provision for credit losses as a % of net average loans[4]			
Canada			
Residential mortgages	**0.01%**	0.02%	0.01%
Personal	**1.11**	0.88	0.83
Business and other	**0.40**	0.17	0.10
Total Canada	**0.61**	0.41	0.39
United States			
Residential mortgages	**0.27**	0.32	–
Personal	**1.37**	0.76	0.56
Business and other	**0.68**	0.59	0.26
Total United States	**0.79**	0.61	0.31
Other international	**0.05**	–	(0.04)
Debt securities classified as loans[3]	**0.35**	–	–
General provision			
General provision – loans	**0.27**	0.06	–
General provision – debt securities classified as loans[3]	**1.63**	–	–
Total provision for credit losses as a % of net average loans	**0.97%**	0.50%	0.37%

[1] The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[2] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.
[3] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the "Changes in Accounting Policies during the Current Year" section.
[4] Includes customers' liability under acceptances.

Non-Prime Loans

As at October 31, 2009, VFC had approximately $1.5 billion (2008 – $1.2 billion) gross exposure to non-prime loans which mainly consist of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 6.0% (2008 – approximately 5.8%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost. See Note 3 to the Consolidated Financial Statements for further information regarding the accounting for loans and related credit losses.

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)

Due to the acquisition of Commerce, the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio. See Note 7.to the 2009 Consolidated Financial Statements for more details. The portfolio was classified as available-for-sale, and subsequently carried at fair value with changes in fair value recognized in other comprehensive income. If there was an impairment in value that was considered to be other than temporary in nature, the security would be written down to fair value through the Consolidated Statement of Income.

In the fourth quarter of 2009, the Bank adopted amendments made to CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement* that allow debt securities which are not quoted in an active market on November 1, 2008, to be classified as loans. The non-agency CMO debt securities qualified for reclassification since the market for the portfolio has been considered to be inactive since the fourth quarter of 2008. As a result, the debt securities were reclassified from available-for-sale to loans effective November 1, 2008, at their amortized cost as of that date to align the accounting for the portfolio with how it is managed by the Bank. After the reclassification, the debt securities are carried at amortized cost using the effective interest rate method, and are evaluated for loan losses using the incurred credit loss model. For more details on the impact of reclassification of these securities to loans, please refer to the "Changes in Accounting Policies during the Current Year" section.

The liquidity in the market for this portfolio has decreased since the third quarter of 2008, resulting in the market being considered inactive since that time. The trading volume for this portfolio has declined significantly relative to historical levels. There has been a significant widening of the bid-ask spread and there are only a small number of bidders for these securities in the market. Determination of whether a market is inactive requires judgment, and the above factors are indicators of an inactive market. In current markets, broker quotes cannot be considered as a primary source of valuation. After the third quarter of 2008, the Bank fair valued the portfolio using a valuation technique which maximizes the use of observable inputs including broker quotes. The valuation technique uses assumptions a market participant would use in valuing this portfolio. This portfolio is valued using a yield based pricing approach. The projected expected cash flows which are contractual cash flows adjusted for expected prepayments and credit losses are discounted at the derived yield for determining the fair value of the portfolio. The derived yield is based on the current Fannie Mae agency bond yield adjusted for the risk and structuring premium for the portfolio.

The Bank assesses impairment of these reclassified debt securities on a quarterly basis. Since these debt securities are classified as loans, the impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses – specific and general. Specific allowances provide against losses that are identifiable at the individual debt security level for which there is objective evidence that there has been a deterioration of credit quality, at which point the book value of the loan is reduced to its estimated realizable amount. A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. As a result of the reclassification of the debt securities to loans in 2009, a provision for credit losses of $59 million after tax was recognized as an adjustment to the November 1, 2008, opening retained earnings and $147 million after tax for 2009 in the Consolidated Statement of Income.

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank's risk inherent on the entire portfolio. As a result, 59% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank's assessment of impairment for these reclassified securities is not impacted by the change in the credit ratings.

The following table discloses the fair value of the securities by vintage year:

TABLE 32 NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR

(millions of U.S. dollars)	Alt-A		Prime Jumbo		Total	
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2009						
2003	**$ 359**	**$ 365**	**$ 598**	**$ 597**	**$ 957**	**$ 962**
2004	**624**	**621**	**636**	**645**	**1,260**	**1,266**
2005	**873**	**817**	**1,602**	**1,513**	**2,475**	**2,330**
2006	**492**	**438**	**584**	**543**	**1,076**	**981**
2007	**739**	**703**	**471**	**444**	**1,210**	**1,147**
Total portfolio net of specific allowance	**$ 3,087**	**$ 2,944**	**$ 3,891**	**$ 3,742**	**$ 6,978**	**$ 6,686**
Less: general allowance					**256**	
Total					**$ 6,722**	**$ 6,686**
2008						
2003	$ 423	$ 360	$ 775	$ 664	$ 1,198	$ 1,024
2004	759	626	972	850	1,731	1,476
2005	979	787	2,031	1,711	3,010	2,498
2006	549	429	819	656	1,368	1,085
2007	818	644	587	478	1,405	1,122
Total	$ 3,528	$ 2,846	$ 5,184	$ 4,359	$ 8,712	$ 7,205

GROUP FINANCIAL CONDITION

Capital Position

TABLE 33 CAPITAL STRUCTURE AND RATIOS

(millions of Canadian dollars, except as noted)	**2009 Basel II**	2008 Basel II	2007 Basel I[1]
Tier 1 capital			
Common shares	**$ 15,357**	$ 13,241	$ 6,577
Contributed surplus	**321**	350	119
Retained earnings	**18,632**	17,857	15,954
Net unrealized foreign currency translation gains (losses) on investment in subsidiaries, net of hedging activities	**(1,539)**	(1,633)	(2,073)
Preferred shares[2]	**3,945**	2,425	974
Innovative instruments[2,3]	**4,588**	2,765	1,740
Innovative instruments (ineligible for Tier 1 capital)	**(743)**	–	–
Qualifying non-controlling interests in subsidiaries	**31**	20	22
Gross Tier 1 capital	**40,592**	35,025	23,313
Goodwill and intangibles in excess of 5% limit	**(15,015)**	(15,123)	(7,668)
Net impact of eliminating one month lag of U.S. entities[4]	**57**	1,642	n/a
Net Tier 1 capital	**25,634**	21,544	15,645
Securitization – gain on sales of mortgages	**(84)**	(57)	n/a
– other	**(1,128)**	–	n/a
50% shortfall in allowance[5]	**(110)**	(309)	n/a
50% substantial investments	**(2,876)**	(71)	n/a
Other deductions	**–**	(4)	n/a
Net impact of eliminating one month lag of U.S. entities[4]	**(29)**	(424)	n/a
Adjusted net Tier 1 capital	**21,407**	20,679	15,645
Tier 2 capital			
Innovative instruments in excess of Tier 1 limit	**743**	–	–
Subordinated notes and debentures (net of amortization and ineligible)	**11,948**	12,186	9,286
General allowance – standardized portfolios	**877**	490	1,092
Accumulated net after-tax unrealized gain on AFS equity securities in OCI	**42**	53	354
Securitization – other	**(2,421)**	–	n/a
50% shortfall in allowance[5]	**(110)**	(309)	n/a
50% substantial investments[6]	**(2,876)**	(5,547)	(5,088)
Investment in insurance subsidiaries[6]	**(1,243)**	(1,198)	(1,440)
Other deductions	**–**	(4)	(55)
Net impact of eliminating one month lag of U.S. entities[4]	**(29)**	(1,002)	n/a
Total Tier 2 capital	**6,931**	4,669	4,149
Total regulatory capital	**$ 28,338**	$ 25,348	$ 19,794
Regulatory capital ratios			
Tier 1 capital ratio	**11.3%**	9.8%	10.3%
Total capital ratio	**14.9**	12.0	13.0
Assets-to-capital multiple	**17.1**	19.3	19.7

[1] Effective November 1, 2007, the Bank implemented guidelines of the Office of the Superintendent of Financial Institutions Canada (OSFI) based on Basel II. Accordingly, the numbers for 2009 and 2008 are based on Basel II. The numbers for 2007 are based on Basel I.

[2] In accordance with CICA Handbook Section 3863, *Financial Instruments – Presentation*, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the balance sheet. For regulatory capital purposes, these capital instruments continue to qualify for inclusion in Tier 1 capital.

[3] As the Bank is not the primary beneficiary of TD Capital Trust II and TD Capital Trust IV, these are not consolidated by the Bank. However, they do qualify as Tier 1 regulatory capital.

[4] Effective April 30, 2009, for accounting purposes, and effective October 31, 2008 for regulatory reporting purposes, the one month lag in reporting of TD Bank, N.A., which includes TD Banknorth and Commerce financial position and results is eliminated as the reporting period of TD Bank, N.A. was aligned with the rest of the Bank. Prior to October 31, 2008, regulatory capital was calculated incorporating period TD Bank, N.A. assets on a one month lag. Further, effective October 31, 2008, for regulatory purposes only, the Bank's investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank. Accordingly, with the alignment of the reporting periods of TD Bank N.A., effective April 30, 2009, the net impact relates to TD Ameritrade only.

[5] When expected loss as calculated within the IRB approach exceeds total provisions, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital. When expected loss as calculated within the IRB approach is less than the total provisions, the difference is added to Tier 2 capital.

[6] Effective November 1, 2008, substantial investments held before January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital. Increases in the investment value of insurance subsidiaries and/or substantial investments on or after January 1, 2007 are subject to the 50% from Tier 1 capital and 50% from Tier 2 capital deduction.

THE BANK'S OBJECTIVES:

- To provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank's common shareholders with a satisfactory return.
- To be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank's peers.
- To achieve the most economically achievable overall cost of capital, consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
- To maintain strong ratings with rating agencies.

CAPITAL SOURCES

The Bank's capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank's preferred shareholders, holders of innovative capital instruments and holders of the Bank's subordinated debt.

CAPITAL MANAGEMENT

The Treasury and Balance Sheet Management group manages capital for the Bank and is responsible for acquiring, maintaining, and retiring capital. The Board of Directors oversees capital policy and management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank's internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

The Bank's internal measure of required capital is called economic capital or invested capital. Economic capital comprises of risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions as well as investment capital that has been used to fund acquisitions or investments in fixed assets to support future earnings growth.

The Bank uses internal models to determine how much risk-based capital is required to support the enterprise's risk and business exposures. Characteristics of these models are described in the 'Managing Risk' section. Within the Bank's measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank's chosen internal capital targets are well founded and consistent with our overall risk profile and current operating environment.

Since November 1, 2007, the Bank has been operating its capital regime under the Basel II Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk (including derivative counterparty risk currently based on the Current Exposure Methodology), market risk and operational risk, the Bank's economic capital framework captures other material Pillar II risks including business risk, interest rate risk in banking book and concentration risk.

The Bank makes business decisions based on the return on economic capital and economic profit, while also ensuring that, in aggregate, regulatory and rating agency requirements and capital available are kept in balance.

REGULATORY CAPITAL

Basel II Capital Framework

The Bank complies with the OSFI guideline for calculating RWA and regulatory capital. This guideline is based on the *International Convergence of Capital Measurement and Capital Standard – A Revised Framework* (Basel II) issued by the Basel Committee on Banking Supervision. This framework replaced the Basel I Capital Accord (Basel I) originally introduced in 1988 and supplemented in 1996. The framework allows qualifying banks to determine capital levels consistent with the way they measure, manage and mitigate risks. It provides a spectrum of methodologies, from simple to advanced, for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Banknorth and Commerce) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.

For accounting purposes, GAAP is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI's Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized. Effective April 30, 2009 for accounting purposes, and effective October 31, 2008, for regulatory capital purposes, the one month lag in reporting of the Bank's U.S. Personal and Commercial Banking segment entities was eliminated by using the same period end as the rest of the Bank. Before October 31, 2008, the Bank's regulatory capital was calculated incorporating the U.S. Personal and Commercial Banking entities on a one month lag. For regulatory capital purposes, the Bank's investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

Tier 1 Capital

Tier 1 capital was $21.4 billion at October 31, 2009, up from $20.7 billion last year. Effective November 1, 2008, the Bank's substantial investments, including TD Ameritrade, are deducted 50% from Tier 1 and 50% from Tier 2 capital. The increase to Tier 1 capital was largely due to strong earnings and capital issuances of common shares, preferred shares, and innovative Tier 1 securities, partially offset by the 50/50 deduction of substantial investments. Capital management funding activities during the year consisted of the following: the Bank issued $2.1 billion of common shares during the year, consisting of a public issue of $1.38 billion and $0.7 billion due to issuance under the dividend reinvestment plan and stock option exercises; the Bank issued $220 million of 5-Year Rate Reset Preferred Shares, Series AC; $300 million of 5-Year Rate Reset Preferred Shares, Series AE; $375 million of 5-Year Rate Reset Preferred Shares, Series AG; $275 million of 5-Year Rate Reset Preferred Shares, Series AI; and $350 million of 5-Year Rate Reset Preferred Shares, Series AK; and a subsidiary of the Bank, TD Capital Trust IV, issued $550 million of TD Capital Trust IV Notes – Series 1, $450 million of TD Capital Trust IV Notes – Series 2 and $750 million of TD Capital Trust IV Notes – Series 3. On November 5, 2009, a subsidiary of the Bank, TD Capital Trust, announced its intention to redeem all its outstanding $900 million Capital Trust Securities – Series 2009 on December 31, 2009. See Notes 16 and 18 to the Bank's Consolidated Financial Statements for more details.

Issue of Common Shares

On December 5, 2008, the Bank enhanced its capital position by issuing 35 million common shares at a price of $39.50 per common share for gross cash consideration of $1.38 billion. The issue qualifies as Tier 1 capital for the Bank.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS

The Bank's Internal Capital Adequacy Assessment Process (ICAAP) is an integrated process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's economic capital and stress testing practices and helps determine the Bank's capital adequacy requirements.

The ICAAP is facilitated by Risk Management and is supported by numerous functional areas which together help determine the Bank's internal capital adequacy assessment which ultimately represents the capacity to bear risk in congruence with the risk profile and stated risk appetite of the Bank. Risk Management leads the ICAAP and assesses whether the Bank's internal view of required capital is appropriate for the Bank's risks. Treasury and Balance Sheet Management determines the adequacy of the Bank's available capital in relation to required capital.

DIVIDENDS

The Bank's dividend policy is approved by the Board of Directors. At October 31, 2009, the quarterly dividend was $0.61 per share, consistent with the Bank's current target payout range of 35-45% of adjusted earnings. Cash dividends declared and paid during 2009 totalled $2.44 per share (2008 – $2.36; 2007 – $2.11). For cash dividends payable on the Bank's preferred shares, see Notes 15 and 18 to the Bank's Consolidated Financial Statements. As at October 31, 2009,

858.8 million common shares were outstanding (2008 – 810.1 million; 2007 – 717.8 million). The Bank's ability to pay dividends is subject to the *Bank Act* and the requirements of OSFI. See Note 18 to the Consolidated Financial Statements for further details.

CAPITAL RATIOS

Capital ratios are measures of financial strength and flexibility. The Bank's capital ratios are calculated using OSFI's guidelines which are based on the capital adequacy rules included in Basel II. At the consolidated level, the top corporate entity to which Basel II applies is The Toronto-Dominion Bank.

OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures. OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:

- The Tier 1 capital ratio is defined as Tier 1 regulatory capital divided by RWA. OSFI has established a target Tier 1 capital ratio of 7%.
- The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target Total capital ratio of 10%.

The Bank's Tier 1 and Total capital ratios were 11.3% and 14.9%, respectively, on October 31, 2009, compared with 9.8% and 12.0%, respectively, on October 31, 2008. The year-over-year changes were influenced by several factors, including the increase in capital described above in Tier 1 capital and a decrease in RWA, largely in Wholesale Banking. As at October 31, 2009, the Bank exceeded its internal medium-term target for Tier 1 capital.

RISK-WEIGHTED ASSETS

Based on Basel II, RWA are calculated for each of credit risk, market risk, and operational risk. Operational risk represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank's RWA were as follows:

TABLE 34 RISK-WEIGHTED ASSETS – BASEL II[1]

(millions of Canadian dollars)	2009	2008
Credit risk		
Retail		
Residential secured	$ 13,210	$ 9,214
Qualifying revolving retail	15,053	14,307
Other retail	25,527	22,430
Non-retail		
Corporate	72,876	79,802
Sovereign	474	1,365
Bank	10,259	8,436
Securitization exposures	5,069	6,360
Equity exposures[2]		
Equity exposures that are grandfathered	–	2,044
Equity exposures subject to simple risk weight method	–	4,834
Equity exposures subject to PD/LGD[3] approaches	–	388
Other	1,296	29
Exposures subject to standardized or IRB approaches	143,764	149,209
Adjustment to IRB RWA for scaling factor	4,730	5,119
Other assets not included in standardized or IRB approaches	11,971	13,543
Net impact of eliminating one month reporting lag on U.S. entities	–	9,681
Total credit risk	160,465	177,552
Market risk		
Internal models approach – trading book	3,735	9,644
Operational risk		
Basic indicator approach	7,882	7,090
Standardized approach	17,503	17,464
Total	$ 189,585	$ 211,750

[1] Effective November 1, 2007, the Bank implemented OSFI's guidelines based on Basel II.
[2] Effective April 30, 2009, the Bank's equity portfolio qualified for the Basel II Framework's equity materiality exemption.
[3] For definition of PD and LGD, see the Credit Risk section.

During the year, RWA decreased $22.2 billion primarily due to lower market risk, a strategic decision to exit the public equity portfolio in Wholesale Banking, and the impact of a stronger Canadian dollar against the U.S. dollar, partially offset by organic growth in the retail businesses in both Canada and the U.S.

TABLE 35 OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]

(millions of shares/units, except as noted)	Oct. 31, 2009	Oct. 31, 2008
	Number of shares/units	Number of shares/units
Common shares outstanding	858.8	810.1
Stock options		
Vested	19.6	23.0
Non-vested	6.3	4.5
Preferred shares – Class A:		
Series M	14.0	14.0
Series N	8.0	8.0
Total preferred shares – liabilities	22.0	22.0
Series O	17.0	17.0
Series P	10.0	10.0
Series Q	8.0	8.0
Series R	10.0	10.0
Series S	10.0	10.0
Series Y	10.0	10.0
Series AA	10.0	10.0
Series AC	8.8	–
Series AE	12.0	–
Series AG	15.0	–
Series AI	11.0	–
Series AK	14.0	–
Total preferred shares – equity	135.8	75.0
Total preferred shares	157.8	97.0
Capital Trust Securities (thousands of shares)		
Trust units issued by TD Capital Trust:		
Capital Trust Securities Series 2009	900.0	900.0
Trust units issued by TD Capital Trust II:		
TD Capital Trust II Securities – Series 2012-1	350.0	350.0
Trust units issued by TD Capital Trust III:		
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:		
TD Capital Trust IV Notes – Series 1	550.0	–
TD Capital Trust IV Notes – Series 2	450.0	–
TD Capital Trust IV Notes – Series 3	750.0	–

[1] For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 15, 16, and 18 to the Bank's Consolidated Financial Statements.

GROUP FINANCIAL CONDITION

Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under GAAP, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risk which are discussed in the "Managing Risk" section of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

SPECIAL PURPOSE ENTITIES

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. See Note 6 to the Consolidated Financial Statements for further information regarding the accounting for VIEs.

Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical securitization structure, the Bank sells assets to an SPE and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. The Bank is involved in SPEs through the securitization of Bank-originated assets, securitization of third party-originated assets, and other investment and financing products.

Certain of the Bank's securitizations of Bank-originated assets and of third party-originated assets are structured through QSPEs. QSPEs are trusts or other legal vehicles that are demonstrably distinct from the Bank, have specified permitted activities, defined asset holdings and may only sell or dispose of selected assets in automatic response to limited conditions. QSPEs are not consolidated by any party including the Bank.

The Bank monitors its involvement with SPEs through the Reputational Risk Committee. The Committee is responsible for the review of structured transactions and complex credit arrangements with potentially significant reputational, legal, regulatory, accounting or tax risks, including transactions involving SPEs.

SECURITIZATION OF BANK-ORIGINATED ASSETS

The Bank securitizes residential mortgages, personal loans and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs and significant unconsolidated QSPEs are as follows:

TABLE 36 **EXPOSURES SECURITIZED BY THE BANK AS AN ORIGINATOR**[1]

(millions of Canadian dollars)	**2009**[2]				2008			
	Significant unconsolidated QSPEs		**Significant unconsolidated SPEs**		Significant unconsolidated QSPEs		Significant unconsolidated SPEs	
	Securitized assets	**Carrying value of retained interests**	**Securitized assets**	**Carrying value of retained interests**	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	**$ –**	**$ –**	**$ 21,939**	**$ 558**	$ –	$ –	$ 24,332	$ 421
Personal loans	**6,962**	**121**	**–**	**–**	8,100	80	–	–
Commercial mortgage loans	**113**	**2**	**–**	**–**	148	4	–	–
Total exposure	**$ 7,075**	**$ 123**	**$ 21,939**	**$ 558**	$ 8,248	$ 84	$ 24,332	$ 421

[1] In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

[2] Excluded from this table as at October 31, 2009 are $18,962 million of securitized assets (residential mortgage loans – $18,958 million, commercial mortgage loans – $4 million) and $658 million of carrying value of retained interests (residential mortgage loans – $658 million) due to securitizations through Canadian non-SPE third parties.

Residential mortgage loans

The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal loans

The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at October 31, 2009, the single-seller conduits had $5.1 billion (2008 – $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $2.9 billion (2008 – $3.0 billion) of term notes outstanding. While the probability of loss is negligible as at October 31, 2009, the Bank's maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (2008 – $5.1 billion) of which $1.1 billion (2008 – $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $121 million (2008 – $80 million) relating to excess spread.

Commercial mortgage loans

As at October 31, 2009, the Bank's maximum potential exposure to loss was $2 million (2008 – $4 million) through retained interests in the excess spread and cash collateral account of the QSPE.

SECURITIZATION OF THIRD PARTY-ORIGINATED ASSETS

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $7.5 billion as at October 31, 2009 (2008 – $10.7 billion). Further, the Bank has committed an additional $1.0 billion (2008 – $1.8 billion) in liquidity facilities for asset-backed commercial paper (ABCP) that could potentially be issued by the conduits. As at October 31, 2009, the Bank also provided deal-specific credit enhancement in the amount of $134 million (2008 – $78 million).

All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 37 EXPOSURE TO THIRD-PARTY ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS

(millions of Canadian dollars)	**2009**				2008		
		Ratings profile of SPE asset class				Ratings profile of SPE asset class	
	Significant unconsolidated SPEs	**AAA**	**AA+ to AA-**	**Expected weighted-average life (years)[1]**	Significant unconsolidated SPEs	AAA	AA+ to AA-
Residential mortgage loans	**$ 2,311**	**$ 2,311**	**$ –**	**2.4**	$ 3,428	$ 3,378	$ 50
Credit card loans	**500**	**500**	**–**	**2.7**	500	500	–
Automobile loans and leases	**2,487**	**2,487**	**–**	**1.2**	4,474	4,470	4
Equipment loans and leases	**428**	**428**	**–**	**1.2**	638	636	2
Trade receivables	**1,753**	**1,753**	**–**	**2.4**	1,705	1,679	26
Total exposure	**$ 7,479**	**$ 7,479**	**$ –**	**2.0**	$ 10,745	$ 10,663	$ 82

[1] Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

EXPOSURE TO THIRD PARTY-SPONSORED CONDUITS

The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $160 million (2008 – $465 million) of which $160 million (2008 – $24 million) has been drawn. The assets within these conduits primarily comprise automotive-related financing assets, including loans and leases. During the twelve months ended October 31, 2009 and subsequently, these assets have received significantly different ratings (split ratings) from various credit rating agencies, ranging from AAA to BB–. The weighted-average of the lowest of the split ratings, if the facilities are drawn, will result in credit exposure to the Bank of BBB+ (2008 – AAA).

The Bank's exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2009 was not significant.

OTHER INVESTMENT AND FINANCING PRODUCTS

Other Financing Transactions

The Bank enters into transactions with major U.S. corporate clients through VIEs as a means to provide them with cost efficient financing. Under these transactions, as at October 31, 2009, the Bank provided approximately $2.0 billion (2008 – $2.1 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with A+ credit ratings on an S&P equivalent basis, fully covering its investments in these VIEs (2008 – AA). At inception or through recent restructuring of the transactions, the counterparties posted collateral with AAA ratings on an S&P equivalent basis in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. As at October 31, 2009, these VIEs had assets totalling approximately $10.6 billion (2008 – $10.6 billion). As at October 31, 2009, the Bank's maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $2.0 billion (2008 – $2.1 billion). As at October 31, 2009, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $384 million (2008 – $960 million). The transactions allow the Bank or the counterparties discretion to exit the transactions on short notice.

Exposure to Collateralized Debt Obligations

Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). Total CDOs purchased and sold in the trading portfolio as at October 31, 2009, were as follows:

TABLE 38 COLLATERALIZED DEBT OBLIGATIONS[1]

(millions of Canadian dollars)	**2009**		2008[1]	
	Notional amount	**Positive (negative) fair value**	Notional amount	Positive (negative) fair value
Funded				
Purchased protection via Bank-issued credit linked notes	**$ 213**	**$ (40)**	$ 283	$(38)
Unfunded				
Sold protection				
Positive fair value	**351**	**–**	891	–
Negative fair value	**–**	**(198)**	–	(278)
Purchased protection				
Positive fair value	**131**	**45**	261	104
Negative fair value	**–**	**(4)**	–	(28)
Unfunded – Similar Reference Portfolio				
Sold protection				
Positive fair value	**–**	**–**	1,820	5
Negative fair value	**–**	**–**	–	(568)
Purchased protection				
Positive fair value	**–**	**–**	1,883	613
Negative fair value	**–**	**–**	–	(5)

[1] This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs disclosed above. The CDOs are referenced to corporate debt securities. The hedges on the similar reference portfolio are not entered into with monoline insurers; rather, they are entered into with global financial institutions, such as universal banks or broker-dealers. All exposures are managed with risk limits that have been approved by the Bank's risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank's CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $7.5 million to an increase in the fair value by $7.7 million. A sensitivity analysis was performed for all items fair valued using valuation techniques with significant non-observable market inputs and is disclosed in the "Critical Accounting Estimates" – "Fair Value of Financial Instruments" section of this MD&A.

COMMITMENTS

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 32 to the Bank's 2009 Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments

Also included in "Commitments to extend credit" in Note 32 to the 2009 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank's exposure to leveraged finance commitments as at October 31, 2009, was not significant (2008 – $3.3 billion).

CAPITAL TRUSTS

The Bank sponsors SPEs to raise capital, including TD Capital Trust II Securities – Series 2012-1 (TD CaTS II) issued by TD Capital Trust II (Trust II) and TD Capital Trust IV Notes (TD CaTS IV Notes) issued by TD Capital Trust IV (Trust IV), both of which are VIEs. As the Bank is not the primary beneficiary of Trust II or Trust IV, the Bank does not consolidate them for accounting purposes. For further details on capital trust activity and the terms of TD CaTS II and TD CaTS IV Notes issued and outstanding, see Note 16 to the Consolidated Financial Statements.

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank's significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 32 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

GROUP FINANCIAL CONDITION

Related-party Transactions

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

(millions of Canadian dollars)	**2009**	2008'
Personal loans, including mortgages	**$ 9**	$ 11
Business loans	**175**	110
Total	**$ 184**	$ 121

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. See Note 24 and Note 35 to the 2009 Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

TD AMERITRADE

Pursuant to a Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated four of eleven members to TD Ameritrade's Board of Directors and has the ability to designate a 12th director. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Money Market Deposit Account Agreement

The Bank is party to a money market deposit account (MMDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade MMDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the MMDA. The Bank paid fees of $653.7 million in 2009 (2008 – $657.0 million; 2007 – $592.3 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average balance of deposits during the period with a portion of the fee tied to the actual yield earned by the Bank on the investments, with the balance based on an agreed rate of return.

As at October 31, 2009, amounts receivable from TD Ameritrade were $39.8 million (2008 – $225.1 million). As at October 31, 2009, amounts payable to TD Ameritrade were $73.8 million (2008 – $115.3 million).

TRANSACTIONS WITH SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor's results using the equity method of accounting. During the year, the Bank paid $134.7 million (2008 – $164.0 million; 2007 – $128.7 million) for these services. As at October 31, 2009, the amount payable to Symcor was $12.3 million (2008 – $38.4 million).

GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank's assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash resources, securities, loans and derivatives, while financial liabilities include deposits, obligations related to securities sold short, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking proprietary trading positions with the objective of earning a profit. Trading financial instruments include trading securities and trading derivatives. Non-trading financial instruments include the majority of the Bank's lending portfolio, non-trading securities, hedging derivatives and financial liabilities. In accordance with accounting standards related to financial instruments classified as trading, those designated as trading under the fair value option, those classified as available-for-sale and all derivatives are measured at fair value in the Bank's Consolidated Financial Statements, with the exception of those available-for-sale securities recorded at cost. Financial instruments classified as held-to-maturity, loans and receivables, and other liabilities are carried at amortized cost using the effective interest method. For details on how fair values of financial instruments are determined, refer to the "Critical Accounting Estimates" – Fair Value of Financial Instruments section of this MD&A. The use of financial instruments allows the Bank to earn profits in interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, equities, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the "Managing Risk" section of this MD&A.

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond our control, that could cause our results to differ significantly from our plans, objectives and estimates. Some of these factors are described below. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the "Caution Regarding Forward-Looking Statements" section of this MD&A.

INDUSTRY FACTORS

General Business and Economic Conditions in the Regions in Which We Conduct Business

The Bank operates in Canada, the U.S., and other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in the geographic regions in which it operates. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, government spending, exchange rates, the strength of the economy, threats of terrorism, and the level of business conducted in a specific region. For example, in an economic downturn characterized by higher unemployment and lower family income, corporate earnings, business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a natural disaster could cause business disruptions and/or result in a potential increase in insurance and liability claims, all of which could adversely affect our results. Also, the financial markets are generally characterized by extensive interconnections among financial institutions. As such, defaults by other financial institutions in Canada, the U.S. or other countries could adversely affect the Bank.

Currency Rates

Currency rate movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank's financial position (as a result of foreign currency translation adjustments) and on the Bank's future earnings. For example, if the value of the Canadian dollar rises against the U.S. dollar, the Bank's investments and earnings in the U.S., may be negatively affected, and vice versa. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank's small business, commercial, and corporate clients in Canada.

Monetary and Economic Policies

The Bank's earnings are affected by the economic and monetary policies of the Bank of Canada, the Federal Reserve System in the U.S., the U.S. Treasury, the U.S. Federal Insurance Deposit Corporation, and various other regulatory agencies internationally. The adoption of new economic or monetary policies by such agencies, changes to existing policies or changes in the supply of money and the general level of interest rates can impact the Bank's profitability. Unintended consequences of new policies or changes to existing ones can also include the reduction of competition, the increase of uncertainty in markets and, in jurisdictions outside Canada, the favouring of certain domestic institutions. A change in the level of interest rates affects the interest spread between the Bank's deposits and loans and as a result impacts the Bank's net interest income. Changes in monetary policy and in the financial markets, and their impact on the Bank, are beyond the Bank's control and can be difficult to predict or anticipate.

Level of Competition

The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as the quality and pricing of products or services. Deterioration in these factors or a loss of market share could adversely affect the Bank's earnings. In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks. This type of competition could adversely impact its earnings by reducing fee and net interest income.

Changes in Laws and Regulations, and Legal Proceedings

Changes to current laws and regulations, including changes in their interpretation or implementation, and the introduction of new laws and regulations, could adversely affect the Bank, such as by limiting the products or services it can provide and increasing the ability of competitors to compete with its products and services. In particular, the recent financial crisis resulted in, and could result in further, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. The Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage its reputation.

Accuracy and Completeness of Information on Customers and Counterparties

In deciding whether to extend credit or enter into other transactions with customers and counterparties, the Bank may rely on information furnished by or on behalf of such other parties, including financial statements and other financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. The Bank's financial condition and earnings could be negatively impacted to the extent it relies on financial statements or information that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Accounting Policies and Methods Used by the Bank

The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions and changes to them may materially adversely affect the Bank's results of operations and financial condition.

BANK SPECIFIC FACTORS

Adequacy of the Bank's Risk Management Framework

The Bank's risk management framework is made up of various processes and strategies for managing risk exposure and includes an Enterprise Risk Appetite Framework. Types of risk to which the Bank is subject include credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal, and other risks. There can be no assurance that the Bank's framework to manage risk, including such framework's underlying assumptions and models, will be effective under all conditions and circumstances. For example, the volatile nature of current market disruptions may lead to uncertainty with respect to underlying efforts to mitigate or reverse these disruptions. If the Bank's risk management framework proves ineffective, whether because it does not keep pace with changing Bank or market circumstances or otherwise, the Bank could suffer unexpected losses and could be materially adversely affected.

New Products and Services to Maintain or Increase Market Share

The Bank's ability to maintain or increase its market share depends, in part, on its ability to innovate and adapt products and services to evolving industry standards. There is increasing pressure on financial services companies to provide products and services at lower prices as well as to increase the convenience features, such as longer branch hours. This can reduce the Bank's net interest income and revenue from fee-based products and services, increase the Bank's expenses and, in turn, negatively impact net income. In addition, the widespread adoption of new technologies could require the Bank to make substantial expenditures to modify or adapt existing products and services. The Bank might not be successful in introducing new products and services, achieving market acceptance of its products and services, and/or developing and maintaining loyal customers.

Acquisitions and Strategic Plans

The Bank regularly explores opportunities to acquire other financial services companies or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. The Bank undertakes thorough due diligence before completing an acquisition but it is possible that unanticipated factors could arise and there is no assurance that the Bank will achieve its financial or strategic objectives or anticipated cost savings following acquisitions and integration efforts. The Bank's or a subsidiary's ability to successfully complete an acquisition is often subject to regulatory and shareholder approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank's financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, the Bank's earnings could grow more slowly or decline.

Ability to Attract and Retain Key Executives

The Bank's future performance depends to a large extent on the availability of qualified people and the Bank's ability to attract, develop, and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank's management resource policies and practices to attract, develop and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so.

Business Infrastructure

Third parties provide key components of the Bank's business infrastructure such as voice and data communications and network access. Given the high volume of transactions we process on a daily basis, the Bank is reliant on such third party provided services to successfully deliver our products and services. Despite our contingency plans and those of our third party service providers, disruptions in internet, network access or other voice or data communication services could adversely affect the Bank's ability to deliver products and services to customers and to otherwise conduct business.

Changes to Our Credit Ratings

There can be no assurance that the Bank's credit ratings and rating outlooks from rating agencies such as Moody's Investors Service, Standard & Poor's, Fitch Ratings, or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about the Bank. Such changes could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank's ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions.

RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

To grow profitably in financial services involves selectively taking and managing risks. The challenge and our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while continually investing in our businesses to meet our future growth objectives. Our risk management resources and processes are designed to enable all our businesses to understand the risks they are exposed to, and develop the governance, control, and risk management framework they need to manage them appropriately. These resources and processes are strengthened by our culture which emphasizes transparency and accountability for managing risk.

RISKS INVOLVED IN OUR BUSINESSES

We have created an Enterprise Risk Framework that sets out the major risk categories and identifies and defines a broad number of risks to which our businesses and operations could be exposed. These risk categories are Strategic Risk, Credit Risk, Market Risk, Liquidity Risk, Operational Risk, Insurance Risk, Regulatory & Legal Risk, and Reputational Risk. This Framework gives us an overall view of all potential risks the Bank and individual businesses face and allows us to develop appropriate management strategies.

WHO MANAGES RISK

Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. This structure supports the flow of information between the business units, oversight functions, the members of the Senior Executive Team (SET), representing every significant business segment and corporate oversight function, the Chief Executive Officer (CEO), and the Board of Directors.



Board of Directors
• Provides oversight
Risk Committee of the Board
• Approves risk appetite and enterprise-wide risk management policies that establish the Bank's risk tolerance
• Monitors management of risks
CEO & Senior Executive Team
• Support the development of TDBFG's long term strategic direction including Enterprise Risk Appetite
• Identify and manage key risks to the TDBFG Franchise
Executive Committees
(See chart below)
Risk Management
• Sets enterprise-level policies and standards that reflect the risk appetite of the Bank
• Monitors and reports on enterprise-level risks
Business Units
• Responsible for owning and managing risk
• Sets business level risk appetite and manages risk within approved limits
Audit
• Provides independent assurance on effectiveness of risk management
Compliance
• Provides independent review of Regulatory Risk



Enterprise Risk Framework
Strategic Risk
Credit Risk
Market Risk
Liquidity Risk
Operational Risk
Insurance Risk
Regulatory & Legal Risk
Reputational Risk



Executive Committees
Enterprise Risk Management Committee (ERMC)
Oversees the management of major enterprise governance, risk and control activities at TDBFG with a view to understanding significant existing and emerging risks, and their impact on the Bank 's risk profile and its earnings.
Chair - President & Chief Executive Officer
Asset/Liability Committee
Oversees the management of TDBFG's non-trading market risk and each of its consolidated liquidity, funding and capital positions.
Chair – EVP Corporate Development
Risk Capital Assessment Committee
Reviews the risk based capital requirements in light of the risks the Bank takes within its stated risk appetite and limits set by Senior Management and the Board.
Chair – Chief Risk Officer
Operational Risk Oversight Committee
Provides oversight and strategic assessment of TDBFG's governance, control and operational risk structure.
Chair – Chief Risk Officer
Disclosure Committee
Oversees that appropriate controls and procedures are in place to permit timely, accurate, balanced and compliant disclosure to regulators, shareholders and the market.
Chair – Chief Financial Officer
Reputational Risk Committee
Oversees that corporate or business initiatives with significant reputational risk profiles have received adequate review for reputational risk implications.
Chair – Chief Risk Officer

RISK GOVERNANCE STRUCTURE

The key elements of our risk governance structure are:

- The Board and its Risk Committee oversee the implementation of an effective risk management culture throughout the organization and regularly review and approve Bank-wide risk management policies.
- The President and CEO, the Chief Risk Officer (CRO), and other members of SET are accountable for identifying significant risks and informing the Risk Committee of the Board and are also responsible for monitoring, evaluating, and managing risk across the Bank in accordance with their mandates.
- The Bank's Executive Committees are designated by the CEO in consultation with the CRO, and support the CEO in the overall management of risk. These Committees provide oversight on governance, risk, and control at the most senior level, and review and endorse risk management policies, strategies, and controls. All the Committees meet regularly and hold special meetings if required.
- In determining the number and focus of Executive Committees, consideration is given to a number of factors, including the Enterprise Risk Framework. While the Enterprise Risk Management Committee (ERMC) provides executive oversight of the risk categories identified in the Framework, specific Executive Committees are established when the nature of the risk and business activity requires more focused oversight.
- Risk Management is headed by the CRO who is responsible for setting enterprise-level policies and practices that reflect the Bank's risk appetite. There are clear procedures for when and how risk events and issues are brought to the attention of executive management and the Risk Committee of the Board. Risk Management also monitors and reports on individual business and enterprise-level risks that could have a significant impact on the Bank.
- Each major business segment within the Bank has its own risk management function that reports directly to Risk Management and indirectly to senior business management. This structure supports an appropriate level of central oversight while emphasizing ownership and accountability for risk within the business segment.
- Business management is responsible for setting and aligning business-level risk appetite with enterprise-level risk appetite and managing risk within approved risk limits as set out in Bank policies. Any deviation from the limits and escalation protocols provided in such policies must be approved by the Board or the Risk Committee.
- Internal Audit provides independent assurance of the effectiveness of risk management policies, procedures and internal controls, and reports on them to management and the Board.
- Compliance is responsible for risk-based identification and independent review of applicable regulatory risk across the Bank.

HOW WE MANAGE RISK

Risk Management is an independent and enterprise-wide function that is responsible for the Enterprise Risk Framework and the decision and implementation of the Bank's Enterprise Risk Appetite Framework. The latter sets out the risk appetite of the Bank and the governance process for its approval and sustainability. Risk Management is governed by the following principles:

- Enterprise-wide in Scope – Risk Management will span all areas of the Bank, including third-party alliances and joint venture undertakings, all boundaries, both geographic and regulatory.
- Transparent and Effective Communication – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
- Enhanced Accountability – Risks are explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
- Independent Oversight – Risk policies, procedures, and reporting will be established independently and objectively.
- Integrated Risk and Control Culture – Risk management disciplines will be integrated into the daily routines, decision-making, and strategy of the Bank.
- Strategic Balance – Risk will be managed to an acceptable level of exposure, recognizing the need to protect shareholder value.

The Bank's risk management approach is comprehensive and proactive. It combines the experience and specialized knowledge of individual business units, risk professionals, and the corporate oversight functions. In managing risk, we:

- Define our enterprise risk appetite within a comprehensive framework. Adherence to the enterprise risk appetite is managed and monitored across the Bank by Risk Management, supported by management oversight committees, and based on a broad collection of policies and practices, including those relating to major risk categories.
- Develop and maintain appropriate enterprise-wide risk management policies and practices including guidelines, requirements, and limits to ensure risks are managed to acceptable levels.
- Define the interaction between risk and capital assessment so that relevant risks can be appropriately captured in the Bank's assessment and management of capital adequacy.
- Review, challenge, and endorse the internal capital adequacy assessment process (ICAAP) and related economic capital practices through a number of senior management committees.
- Communicate quantitative and qualitative elements of our risk profile to senior management and the Board of Directors through an integrated enterprise-wide risk monitoring and reporting process.
- Use risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, and stress-testing to quantify risk.
- Require significant business units and corporate oversight functions to assess their own key risks and internal controls annually through a structured risk and control self assessment program and through ongoing monitoring. This allows us to identify, escalate, and monitor significant risk issues as needed.
- Measure performance based on the allocation of risk-based economic capital to businesses and charge a cost against that capital.
- Actively monitor internal and external risk events to assess whether our internal controls are effective.
- Review and access annually how the performance objectives established for members of SET were met in relation to the Enterprise Risk Appetite as an input into compensation decisions.
- Employ enterprise-wide stress testing to understand potential vulnerabilities relevant to the Bank's risk profile.

Enterprise Stress Testing

The Bank's Enterprise Wide Stress Testing program involves the development, application, and assessment of severe but plausible stress scenarios on earnings and capital. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to the Bank's risk profile.

Enterprise Wide Stress Testing at the Bank is part of the long term strategic, financial, and capital planning exercise that helps define and understand risk tolerance and ensures that the Bank is not exposed to excessive risks. Furthermore, with the implementation of risk-sensitive capital measures under Basel II including the Internal Capital Adequacy Assessment Process (ICAAP), the Bank is required to be aware of potential fluctuations in capital and how risk-sensitive models behave in adverse economic conditions.

Stress Testing engages senior management in each business segment, Finance, Treasury and Balance Sheet Management, Economics and Risk Management. The results are reviewed by senior executives, incorporated in the Bank's planning process and presented to the Risk Committee of the Board.

The following pages describe the key risks we face and how they are managed.

Strategic Risk

Strategic risk is the potential for loss arising from ineffective business strategies, from improper implementation of business strategies, or from a lack of responsiveness to changes in the business environment.

Management makes strategic decisions today to enhance future shareholder returns. Senior management actively monitors, assesses, manages, and mitigates the most significant strategic risks along with oversight from the Board.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with and subject to approval by the Board. The Executive Vice President Corporate Development, Group Strategy & Treasury and Balance Sheet Management, leads the Bank's longer term strategy development with input and support from senior executives across the Bank. Each member of the SET is responsible for establishing and managing strategies for their business areas and for ensuring such strategies are aligned with the overall enterprise strategy. Each SET member is also accountable to the CEO for monitoring, managing, and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the direction and trend of significant and emerging risks related to the Bank's strategies and that mitigating action is taken where appropriate.

The CEO reports to the Board on the implementation of Bank strategies, identifying the risks within those strategies and explaining how they are managed.

HOW WE MANAGE STRATEGIC RISK

The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of SET through the strategic planning process and strategic business and operating performance reviews.

The annual strategic planning process includes business segment strategies, key strategic initiatives, and an evaluation as to whether business level and enterprise-level strategies align. Strategic business reviews include a comprehensive review of business strategies, competitive position, financial performance, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments – Disclosures, *which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the year ended October 31, 2009 and 2008.*

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.

Our primary objective is to be methodical in our credit risk assessment so that we can better understand, select, and manage our exposures to reduce significant fluctuations in earnings.

Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business but report to Risk Management to ensure objectivity and accountability.

Each business segment's credit risk control unit is primarily responsible for credit decisions and must comply with established policies, exposure guidelines and credit approval limits, and policy/limit exception procedures. It must also adhere to established standards of credit assessment and obtain Risk Management's approval for material credit decisions.

Risk Management provides independent oversight of credit risk by developing centralized policies that govern and control portfolio risks and product-specific policies as required.

The Risk Committee of the Board ultimately oversees the management of credit risk and annually approves all major credit risk policies.

HOW WE MANAGE CREDIT RISK

Credit Risk is managed through a centralized infrastructure:

- Risk Management centrally approves all credit risk policies, including exception management guidelines, as well as the discretionary limits of officers throughout the Bank for extending lines of credit.
- Guidelines are established to monitor and limit country risk, industry risk, and group exposure in the portfolios in accordance with enterprise-wide policies approved by the Risk Committee of the Board.
- Our Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure we are willing to extend to a particular borrower.
- Our retail businesses use approved scoring techniques and standards in extending, monitoring, and reporting personal credit in our retail businesses.
- Management processes are used to monitor country, industry, and counterparty risk ratings which include daily, monthly, and quarterly review requirements for credit exposures.
- The key parameters used in our credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank's capital in that country. The Bank currently has counterparty exposure in a number of countries, with the majority of the exposure in North America. We measure country risk using approved risk rating models and qualitative factors that are also used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of our credit risk strategy, we set limits on the amount of credit we are prepared to extend to specific industry sectors. We monitor our concentration to any given industry to ensure that our loan portfolio is diversified. We limit our risk using guidelines based on an internal risk rating score that combines our industry risk rating model and detailed industry analysis.

If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, Risk Management assigns a maximum exposure limit or a concentration limit which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry.

We also set limits on the amount of credit we are prepared to extend to a particular entity or group of entities (also referred to as "entity risk"). All entity risk is approved by the appropriate decision-making authority using guidelines based on the borrower's risk rating, the facility risk rating(s) and the risk rating of the industry in which the borrower operates. This exposure is monitored on a regular basis. As at October 31, 2009, entity risk is within approved limits and the Bank does not have material entity exposure to any entity considered higher risk (as defined by management's internal monitoring process).

From time-to-time we may use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques.

Exceptions to policy/limit guidelines are permitted subject to approval via established procedures.

Credit Risk and the Basel II Framework

The objective of the Basel II Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market and operational risk and risk-weighted assets (RWA). RWA are a key determinant of our regulatory capital requirements.

We received approval from OSFI to use the Advanced Internal Ratings Based (AIRB) Approach for credit risk, effective November 1, 2007. We use the AIRB Approach for all material portfolios, except in the following areas:

- We have approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management will reconfirm annually that this approach remains appropriate.
- We have received temporary waivers to use the Standardized Approach for our margin trading book, some small retail credit portfolios and the majority of our U.S. credit portfolios. Plans are in place to transition these portfolios to the AIRB Approach.

To continue to qualify to use the AIRB approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel II Framework. We regularly assess our compliance with the Basel II requirements and retain qualified professionals to implement the remaining Basel II work.

Credit Risk Exposures subject to the Standardized Approach

The Standardized Approach to credit risk is used primarily for assets in the U.S. Personal and Commercial Banking portfolio. Under the Standardized Approach the assets are multiplied by risk-weights prescribed by OSFI to determine RWA. These risk-weights are assigned according to certain factors including counterparty type, product type and the nature/extent of credit risk mitigation. We use external credit ratings assigned by one or more of Moody's Investors Service, Standard & Poor's, Fitch and DBRS to determine the appropriate risk weight for our exposures to Sovereigns and Banks.

We apply the following risk weights to on-balance sheet exposures under the Standardized approach:

Sovereign	0%[1]
Bank	20%[1]
Residential secured	35% or 75%[2]
Other retail (including small business entities)	75%
Corporate	100%

[1] The risk rating may vary according to the external risk rating.
[2] 35% applied when loan to value <=80%, 75% when loan to value >80%.

Lower risk-weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk-weight of either 100% (residential secured) or 150% (all other).

For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Credit Risk Exposures subject to the AIRB approach

Banks that adopt the AIRB approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in our financial statements.

The Bank's credit risk exposures are divided into two main portfolios, non-retail and retail. In the non-retail portfolio, we manage exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign (governments, central banks and certain public sector entities), and bank (regulated deposit-taking institutions, securities firms and certain public sector entities).

In the retail portfolio (individuals and small businesses), we manage exposures on a pooled basis, using predictive credit scoring techniques. We have three sub-types of retail exposures: residential secured (e.g., individual mortgages, home equity lines of credit), qualifying revolving retail (e.g., individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g., personal loans, student lines of credit, and small business banking credit products).

Risk Parameters

Under the AIRB approach, credit risk is measured using the following risk parameters: probability of default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; loss given default (LGD) – the amount of the loss when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD) – the total amount we are exposed to at the time of default. By applying these risk parameters, we can measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Non-retail Exposures

We evaluate credit risk for non-retail exposures by rating both the borrower risk and the facility risk. We use this system for all corporate, sovereign and bank exposures. We determine the risk ratings using industry and sector-specific credit risk models that quantify and monitor the level of risk and facilitate its management. All borrowers and facilities are assigned an internal risk rating which must be reviewed at least once each year.

Each borrower is assigned a borrower risk rating that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, we review the borrower's competitive position, industry, financial performance, economic trends, management and access to funds. The Bank's 21-point borrower risk rating scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor's	Moody's Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca2 and below
Impaired/default	9A to 9B	Default	Default

The facility risk rating maps to LGD and takes into account facility-specific characteristics such as collateral, seniority of debt, and loan structure.

Internal risk ratings are key to portfolio monitoring and management and are used to set exposure limits and loan pricing. Internal ratings are also used in the calculation of regulatory capital, economic capital, and general allowance for credit losses.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. We use the Current Exposure Method to determine regulatory capital requirements for derivative exposures. The Treasury Credit group within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.

We use a range of qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure and limit future potential exposure and stress tests to identify and quantify exposure to extreme events. We set gross notional limits to manage business volumes and concentrations and we regularly assess market conditions and the pricing quality of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Treasury Credit Management meets regularly with Trading Risk Management and front office Trading to discuss evolving market conditions and the interdependencies between market risk and counterparty credit risk.

The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. Derivative-related credit risks are subject to the same credit approval, limit, monitoring and exposure guideline standards that we use for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification and maturity structure of the portfolios.

There are two types of wrong-way risk exposure: general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval by the appropriate level within the credit approval process. We record specific wrong-way risk exposures in the same manner as direct loan obligations and control them by way of approved facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2009, after taking into account risk mitigation strategies, the Bank does not have a material derivative exposure to any counterparty considered higher risk as defined by management's internal monitoring process. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

Retail Exposures

We have a large number of individual and small business customers in our retail credit segment. We use automated credit and behavioural scoring systems to process requests for retail credit. For larger and more complex transactions, we direct the requests to underwriters in regional credit centres who work within clear approval limits. Once retail credits are funded, we monitor current internal and external risk indicators on a regular basis to identify changes in risk.

We assess retail exposures on a pooled basis, with each pool consisting of exposures with similar characteristics. Pools are segmented by product type and by the PD estimate. We have developed proprietary statistical models and decision strategies for each retail product portfolio. Our models are based on seven to ten or more years of internal historical data. Credit risk parameters (PD, EAD and LGD) for each individual facility are updated quarterly using the most recent borrower credit bureau and product-related information. We adjust the calculation of LGD to reflect the potential of increased loss during an economic downturn.

The following table maps PD ranges to risk levels:

Description	One-year PD range > – <=
Low risk	0.00% – 0.15%
Normal risk	0.15% – 1.10%
Medium risk	1.10% – 4.75%
High risk	4.75% – 99.99%
Default	100.0%

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

- Risk parameter estimates – PDs, EADs and LGDs are reviewed and updated against actual loss experience and benchmarked against public sources of information to ensure estimates continue to be reasonable predictors of potential loss.
- Model performance – Estimates continue to be discriminatory, stable and predictive.
- Data quality – Data used in the risk rating system is accurate, appropriate and sufficient.
- Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with the Bank's model risk rating policy. At least annually, the Risk Committee of the Board is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank's credit risk rating system.

Stress Testing

To determine the potential loss that could be incurred under a range of adverse scenarios, we subject our credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as a material market disruption or an economic downturn.

Credit Risk Mitigation

The techniques we use to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral and other credit risk mitigation techniques required are based on the Bank's own assessment of the counterparty's credit quality and capacity to pay.

In the Retail and Commercial Banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory and fixed assets. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine recalculation schedules and to document, register, perfect and monitor collateral.

Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by governments and investment grade issuers. The Treasury Credit group within Wholesale Banking is the central source of financial collateral processes. These processes include pre-defined discounts and procedures for the receipt, safekeeping and release of pledged securities.

In all but exceptional situations, we secure collateral by taking possession and controlling it in a jurisdiction where we can legally enforce our collateral rights. Exceptionally, and when demanded by our counterparty, we hold or pledge collateral with a third-party custodian. We document third-party arrangements with a Custody and Control Agreement.

We may take guarantees to reduce the risk in credit exposures. We only recognize guarantees that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. Our policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes we use for all counterparties to which we have credit exposure. We also use collateral and master netting agreements to mitigate derivative counterparty exposure.

Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount we are exposed to at the time of default of a loan and is measured before specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees and certain other repo-style transactions.

Gross credit risk exposure for the two approaches we use to measure credit risk is given in the following table:

TABLE 39 GROSS CREDIT RISK EXPOSURE[1] – BASEL II: STANDARDIZED AND AIRB APPROACHES

(millions of Canadian dollars)		**As at Oct. 31, 2009**			As at Oct. 31, 2008	
	Standardized	**AIRB**	**Total**	Standardized	AIRB	Total
Retail						
Residential secured	**$ 10,606**	**$ 137,448**	**$ 148,054**	$ 7,733	$ 134,930	$ 142,663
Qualifying revolving retail	**–**	**40,894**	**40,894**	–	41,461	41,461
Other retail	**17,252**	**23,636**	**40,888**	15,386	20,415	35,801
Total retail	**27,858**	**201,978**	**229,836**	23,119	196,806	219,925
Non-retail						
Corporate	**45,277**	**99,856**	**145,133**	44,991	113,119	158,110
Sovereign	**2,144**	**57,958**	**60,102**	305	57,856	58,161
Bank	**18,144**	**91,089**	**109,233**	8,302	91,635	99,937
Total non-retail	**65,565**	**248,903**	**314,468**	53,598	262,610	316,208
Gross credit risk exposures	**$ 93,423**	**$ 450,881**	**$ 544,304**	$ 76,717	$ 459,416	$ 536,133

[1] Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

Other Credit Risk Exposures

Non-trading Equity Exposures

In 2009, we reduced our non-trading equity exposures to a level that represents less than 10% of our combined Tier 1 and Tier 2 capital. As a result, non-trading equity exposures are excluded from the Internal Ratings Based (IRB) treatment and are assigned a risk weight of 100%.

Securitization Exposures

For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody's Investors Service, Standard & Poor's, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.

We use the Internal Assessment Approach (IAA) to calculate RWA for our exposures relating to asset-backed commercial paper (ABCP) securitizations that are not externally rated. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA.

Market Risk

Market risk is the risk of loss in financial instruments or the balance sheet due to adverse movements in market factors such as interest and exchange rates, prices, credit spreads, volatilities and correlations.

We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for the Bank through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the transactions that our customers execute with us.

We comply with the Basel II market risk requirements as at October 31, 2009 using the Internal Model Method.

MARKET RISK IN TRADING ACTIVITIES

The four main trading activities that expose us to market risk are:

- Market making – We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices.
- Sales – We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions.
- Arbitrage – We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies.
- Positioning – We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk within Risk Management. There is a Market Risk and Capital Committee chaired by the Senior Vice President, Trading Risk Management and includes Wholesale Banking senior management which meets regularly to conduct a review of the market risk profile and trading results of our trading businesses, recommend changes to risk policies, review underwriting inventories, and review the usage of capital and assets in Wholesale Banking.

HOW WE MANAGE MARKET RISK IN TRADING ACTIVITIES

Market risk plays a key part in the assessment of any trading business strategy. We launch new trading initiatives or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk tolerance and business expertise, and if the appropriate infrastructure is in place to monitor, control and manage the risk.

Trading Limits

We set trading limits that are consistent with the approved business plan for each business and our tolerance for the associated market risk. In setting limits we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the desk level, portfolio level, and business line level, and in Wholesale Banking in aggregate.

The core market risk limits are based on the key risk drivers in the business and include notional limits, credit spread limits, yield curve shift limits, price and volatility shift limits.

Another primary measure of trading limits is Value-at-Risk (VaR), which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

The Bank estimates total VaR on a daily basis by combining the General Market Risk (GMR) and Debt Specific Risk (DSR) exposure associated with the Bank's trading positions. GMR is determined by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

DSR measures the migration and default risk for credit products in the trading portfolio. The DSR model is based on Monte Carlo simulations of credit migrations and defaults using historical migration and default probabilities. Similar to GMR, DSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

Trading-related income is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income. Trading related revenue in the graph below excludes revenue related to changes in the fair value of loan commitments. Similarly, the commitments are not included in the VaR measure as they are not managed as trading positions. In the first quarter of 2009, there was a significant recovery realized on the date of the cancellation of a loan commitment due to specific circumstances related to the borrower. In the fourth quarter of 2009, there were three days of trading losses, with zero breaches in VaR.

The graph below discloses daily VaR usage and trading-related income within Wholesale Banking.



TOTAL VALUE-AT-RISK AND TRADING-RELATED INCOME
(millions of Canadian dollars)
Trading-related Income
Total Value-at-Risk
60
40
20
0
(20)
(40)
(60)
(80)
(100)
Nov 3/08
Nov 10/08
Nov 17/08
Nov 24/08
Dec 1/08
Dec 8/08
Dec 15/08
Dec 22/08
Dec 29/08
Jan 5/09
Jan 12/09
Jan 26/09
Feb 2/09
Feb 9/09
Feb 16/09
Feb 23/09
Mar 2/09
Mar 9/09
Mar 16/09
Mar 23/09
Mar 30/09
Apr 6/09
Apr 13/09
Apr 20/09
Apr 27/09
May 4/09
May 11/09
May 18/09
May 25/09
Jun 1/09
Jun 8/09
Jun 15/09
Jun 22/09
Jun 29/09
Jul 6/09
Jul 13/09
Jul 20/09
Jul 27/09
Aug 3/09
Aug 10/09
Aug 17/09
Aug 24/09
Aug 31/09
Sep 7/09
Sep 14/09
Sep 21/09
Sep 28/09
Oct 5/09
Oct 12/09
Oct 19/09
Oct 26/09
Oct 30/09

TABLE 40 VALUE-AT-RISK USAGE

(millions of Canadian dollars)	2009				2008			
	As at	Average	High	Low	As at	Average	High	Low
Interest rate and credit spread risk	**$ 15.8**	**$ 21.5**	**$ 46.3**	**$ 8.3**	$ 48.6	$ 24.9	$ 70.2	$ 12.1
Equity risk	**8.8**	**9.2**	**17.1**	**4.6**	10.2	9.9	18.7	3.3
Foreign exchange risk	**4.0**	**4.4**	**9.7**	**1.2**	7.2	3.5	15.0	1.0
Commodity risk	**1.0**	**0.9**	**2.4**	**0.5**	0.8	1.3	3.0	0.4
Debt specific risk	**16.8**	**31.7**	**67.4**	**11.9**	49.3	33.2	80.3	13.8
Diversification effect[1]	**(23.1)**	**(29.3)**	**n/m[2]**	**n/m[2]**	(50.1)	(29.9)	n/m[2]	n/m[2]
Total Value-at-Risk	**$ 23.3**	**$ 38.4**	**$ 78.7**	**$ 16.9**	$ 66.0	$ 42.9	$ 104.8	$ 17.9

[1] The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.

[2] Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Validation of VaR Model
For each of our trading portfolios, and for the portfolio as a whole, we use a back testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical assumptions of the VaR model. The theoretical change in profit and loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio.

Stress Testing
Our trading business is subject to an overall global stress test limit. In addition, each global business has a stress test limit, and each broad risk class has an overall stress test limit. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption. The events we have modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, and the aftermath of September 11, 2001 and the 2007 Canadian ABCP crisis. We have also modeled fixed income specific scenarios based on the collapse of Lehman Brothers in 2008.

Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN INVESTMENT ACTIVITIES
We are also exposed to market risk in the Bank's own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure and mitigate these risks.

WHO MANAGES MARKET RISK IN INVESTMENT ACTIVITIES
The TDBFG Investment Committee regularly reviews the performance of the Bank's own investments and assesses the performance of portfolio managers. Similarly, the Merchant Banking Investment Committee reviews and approves merchant banking investments. The Risk Committee of the Board reviews and approves the investment policies and limits for the Bank's own portfolio and for the merchant banking business.

HOW WE MANAGE RISK IN INVESTMENT ACTIVITIES
We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers, such as sector and security exposures, as well as the influence of market factors.

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as "asset and liability" positions.

Asset/Liability Management
Asset/liability management deals with managing the market risks of our traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT
The Treasury and Balance Sheet Management (TBSM) Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee (ALCO), which is chaired by the Executive Vice President, Corporate Development, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

HOW WE MANAGE OUR ASSET AND LIABILITY POSITIONS
When Bank products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

- Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value.
- Measuring the contribution of each Bank product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers.
- Developing and implementing strategies to stabilize net income from all personal and commercial banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called "mismatched positions." An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.

Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.

Interest rate risk is measured using various interest rate "shock" scenarios to estimate the impact of changes in interest rates on both the Bank's annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100 bps unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from a 100 bps unfavourable interest rate shock.

The Bank's policy sets overall limits on EVaR and EaR based on a 100 bps adverse interest rate shock for its management of Canadian and U.S. non-trading interest rate risk.

We regularly perform valuations of all asset and liability positions, as well as off-balance sheet exposures. Our objectives are to protect the present value of the margin booked at the time of inception for fixed-rate assets and liabilities, and to generate more stable net interest income over time.

The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. We project future cash flows by looking at the impact of:

- An assumed maturity profile for our core deposit portfolio.
- Our targeted investment profile on our net equity position.
- Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches, so that net interest income becomes more predictable.

Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk. We model our exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts. To manage product option exposures we purchase options or use a dynamic hedging process designed to replicate the payoff on a purchased option.

The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities and derivative instruments used for interest rate risk management.



ALL INSTRUMENTS PORTFOLIO
Economic Value at Risk After-tax – Oct. 31, 2009 and Oct. 31, 2008
(millions of Canadian dollars)
$100
0
(100)
(200)
(300)
(400)
(500)
(600)
Change in present value
2008: $(123) million
2009: $(137) million
(2.0)
(1.5)
(1)
(0.5)
0
0.5
1.0
1.5
2.0
Parallel interest rate shock percentage

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2009, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $85.6 million (2008 – $122.8 million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders' equity by $137.0 million (2008 – $29.0 million) after tax.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where the Bank has material exposure.

TABLE 41 SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY

(millions of Canadian dollars)	**As at Oct. 31, 2009**		As at Oct. 31, 2008	
Currency	**100 bps increase**	**100 bps decrease**	100 bps increase	100 bps decrease
Canadian dollar	**$ (0.5)**	**$ (67.6)**	$ (0.4)	$ (27.0)
U.S. dollar	**(85.1)**	**(69.4)**	(122.4)	(2.0)
	$ (85.6)	**$ (137.0)**	$ 122.8	$ (29.0)

For the EaR measure (not shown on the graph), a 100 basis point increase in interest rates on October 31, 2009 would have decreased pre-tax net income by $95.2 million (2008 – $6.4 million increase) in the next 12 months. A 100 basis point decrease in interest rates on October 31, 2009 would have increased pre-tax net income by $95.2 million (2008 – $6.4 million decrease) in the next 12 months.

The following table shows the sensitivity of net income (pre-tax) by currency for those currencies where the Bank has material exposure.

TABLE 42 SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY

(millions of Canadian dollars)	**As at Oct. 31, 2009**		As at Oct. 31, 2008	
Currency	**100 bps increase**	**100 bps decrease**	100 bps increase	100 bps decrease
Canadian dollar	**$ (72.6)**	**$ 72.6**	$ (15.5)	$ 15.5
U.S. dollar	**(22.6)**	**22.6**	21.9	(21.9)
	$ (95.2)	**$ 95.2**	$ 6.4	$ (6.4)

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

We are exposed to non-trading foreign exchange risk from our investments in foreign operations. When our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and shareholders' equity and also our capital ratios. Our objective is to minimize these impacts.

Minimizing the impact of an adverse foreign exchange rate change on reported shareholders' equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank's net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

WHY PRODUCT MARGINS FLUCTUATE OVER TIME

As explained above, the objective of our approach to asset/liability management is to lock in margins on fixed-rate loans and deposits as they are booked. It also offsets the impact of an instantaneous interest-rate shock on the amount of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets is subject to change over time for the following reasons:

- Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
- The weighted-average margin on average earning assets will shift as the mix of business changes.
- Changes in the prime-Bankers' Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.
- The general level of interest rates will affect the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

We use simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios. The model also includes the impact of projected product volume growth, new margin and product mix assumptions.

Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or collateral or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit or liquidity support. Liquidity risk also includes the risk of not being able to sell assets in a timely manner at a reasonable price.

As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due and to sustain and grow our assets and operations under normal and stress conditions. In the event of a funding disruption, we need to be able to continue to function without being forced to sell too many of our assets and/or significantly alter our business strategies. The process that ensures adequate access to funds is known as liquidity risk management.

WHO IS RESPONSIBLE FOR LIQUIDITY RISK MANAGEMENT

The ALCO oversees our liquidity risk management program. It ensures that there is an effective management structure to properly measure and manage liquidity risk. In addition, the Global Liquidity Forum, comprising senior management from TBSM, Risk Management, Finance and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.

We have one Global Liquidity Risk Management Policy, but the major operating areas measure and manage liquidity risks as follows:

- TBSM is responsible for consolidating and reporting the Bank's global liquidity position and for managing the Canadian Personal and Commercial Banking and domestic Wealth Management liquidity positions.
- Wholesale Banking, working closely with Trading Risk in Risk Management, is responsible for managing the liquidity risks inherent in each of the Wholesale Banking portfolios and its regulated consolidated subsidiaries.
- The U.S. Personal and Commercial Banking segment is responsible for managing its liquidity position. TBSM works closely with the segment to ensure consistency with the global liquidity risk management framework.
- Each area must comply with the Global Liquidity Risk Management Policy. The policy is periodically reviewed by the Risk Committee of the Board. Management responsible for liquidity in each of our U.S. segment and overseas branches and/or subsidiaries is also required to implement the policies and related liquidity risk management programs that are necessary in order to meet local business conditions and/or regulatory requirements. Each of these policies is subject to review by the Global Liquidity Forum and approval by ALCO.

HOW WE MANAGE LIQUIDITY RISK

Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash flows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

To define the amount of liquidity that must be held at all times for a specified minimum 90 day period, we use a conservative Base-Case scenario stress test that models potential liquidity requirements and asset marketability during a confidence crisis that has been triggered in the markets specifically with respect to our ability to meet obligations as they come due. In addition to this Bank-specific event, the Base-Case scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecasted operational requirements. In addition, we include coverage of Bank-sponsored funding programs, such as the Bankers' Acceptances we issue on behalf of clients, and Bank-sponsored ABCP.

To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.

Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in a given specified time bucket. On October 31, 2009, our aggregate surplus liquid-asset position for up to 90 days, as measured under the Base-Case scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Bank operations was $6.8 billion, (2008 – $7.9 billion). The cumulative surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at October 31, 2009 was $10.0 billion.

We also use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of up to one year. For the purposes of calculating the results of this test we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the Base-Case scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 364 day period. On October 31, 2009, our estimate of liquid assets less requirements, as measured under the extended liquidity coverage test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $14.9 billion, (2008 – $5.5 billion) and for U.S. Personal and Commercial Banking operations was $16.8 billion.

As noted, the Base-Case scenario stress test models a Bank-specific liquidity event combined with the impact of a market-wide event on funding asset values and spreads. In response to the significant deterioration in global financial markets that started in September 2008 and lasted until approximately April 2009, ALCO and the Risk Committee of the Board approved managing to a Systemic Market Event liquidity scenario stress test. Building on the Base-Case scenario described above, under the Systemic Market Event scenario, we further adjusted asset liquidity and potential use of committed lines of credit to reflect the then current stressed market-wide conditions. In addition, we added incremental liquidity related to the estimated pledging value of high quality, unencumbered Bank-owned assets eligible as collateral under secured borrowing programs, such as the Bank of Canada's Term Purchase and Resale Agreement (Term PRA) to the position. Similar to our Base-Case scenario, a surplus liquid-asset position is required for all measured time periods up to 90 days. We reported a positive surplus position as required during the entire period that the Bank's liquidity position was managed under the Systemic Market Event scenario. During this period, the Global Liquidity Forum met frequently and closely monitored global funding market conditions and the potential impacts to our funding access and resultant liquidity position on a daily basis, recommending appropriate action as needed to ALCO. The ALCO and the Risk Committee approved the return to managing to the Base-Case scenario in September 2009.

While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.

We have contingency plans in place to provide direction in the event of a specific local liquidity crisis.

We also regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank's credit rating. The impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business.

FUNDING

TABLE 43	CREDIT RATINGS		
	As at Oct. 31, 2009[1]		
Ratings agency	Short-term debt rating	Senior long-term debt rating and outlook	
Moody's	P–1	Aaa	negative
S&P	A–1+	AA–	stable
Fitch	F–1+	AA–	stable
DBRS	R–1 (high)	AA	stable

[1] The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

We have a large base of stable retail and commercial deposits, making up over 70% of total funding. In addition, we have an active wholesale funding program to provide access to widely diversified funding sources, including asset securitization. Our wholesale funding is diversified geographically, by currency and by distribution network. We maintain limits on the amounts of deposits that we can hold from any one depositor so that we do not overly rely on one or a small group of customers as a source of funding. When deposit levels exceed these limits, the excess amount must be invested in highly liquid assets and, as a result, is not used to fund our Wholesale Banking requirements. We also limit the wholesale funding that can mature in a given time period. These funding limits are designed to address the risks of operational complexity in selling assets and reduced asset liquidity in a systemic market event and also serve to limit our exposure to large liability maturities. While we were managing under the Systemic Market Event scenario certain funding limits were reduced to further limit this exposure.

Over the last year, governments and central banks around the world, including the government of Canada, have introduced a variety of programs to address adverse funding market conditions and add liquidity to markets. During this period we used certain short term central bank facilities as the opportunity to enhance our liquidity position permitted but always subject to strict utilization limits. We have also participated in the Insured Mortgage Purchase Program (IMPP) for National Housing Act Mortgage-Backed Securities as a source of reasonably priced term funding. We continue to explore all opportunities to access expanded or lower cost funding on a sustainable basis.

TABLE 44 TERM FUNDING SOURCES		
(billions of Canadian dollars)	**2009**	2008
Assets securitized	**$ 19.6**	$ 7.5
Senior debt – medium and long term	**–**	15.6
Subordinated debt	**–**	4.0
Preferred shares and capital trust securities	**3.3**	2.5
Total	**$ 22.9**	$ 29.6

CONTRACTUAL OBLIGATIONS

The Bank has contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. These contractual obligations have an impact on the Bank's short-term and long-term liquidity and capital resource needs. The table below summarizes the remaining contractual maturity for certain undiscounted financial liabilities and other contractual obligations.

TABLE 45 CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY						
(millions of Canadian dollars)					**2009**	2008
	Within 1 year	**Over 1 year to 3 years**	**Over 3 to 5 years**	**Over 5 years**	**Total**	Total
Deposits[1]	**$ 308,211**	**$ 48,852**	**$ 11,742**	**$ 22,229**	**$ 391,034**	$ 375,694
Subordinated notes and debentures	**–**	**449**	**150**	**11,784**	**12,383**	12,436
Operating lease commitments	**569**	**1,013**	**840**	**1,784**	**4,206**	3,324
Capital lease commitments	**20**	**37**	**14**	**15**	**86**	58
Capital trust securities	**895**	**–**	**–**	**–**	**895**	894
Network service agreements	**99**	**–**	**–**	**–**	**99**	322
Automated banking machines	**139**	**207**	**143**	**–**	**489**	194
Contact centre technology	**34**	**89**	**–**	**–**	**123**	115
Software licensing and equipment maintenance	**97**	**69**	**–**	**–**	**166**	157
Total	**$ 310,064**	**$ 50,716**	**$ 12,889**	**$ 35,812**	**$ 409,481**	$ 393,194

[1] As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external sources.

Operating a complex financial institution exposes our businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.

Operational risk is embedded in all our business activities including the practices for managing other risks such as credit, market and liquidity risk. We must manage operational risk so that we can create and sustain shareholder value, successfully execute our business strategies, operate efficiently and provide reliable, secure and convenient access to financial services. We maintain a formal Bank-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout the Bank.

Under Basel II, we use the Standardized Approach to operational risk for our domestic and international operations and the Basic Indicator Approach for operations of our U.S. Personal and Commercial Banking segment. Over time, we plan to implement the more sophisticated Advanced Measurement Approach for operational risk.

WHO MANAGES OPERATIONAL RISK

Risk Management designs and maintains our overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management ensures that there is appropriate monitoring and reporting of our operational risk exposures to senior management, the Operational Risk Oversight Committee and the Risk Committee of the Board.

We also maintain specialist groups who manage specific operational risk exposures that require dedicated mitigation and control activities. These areas are responsible for setting policies for the entire Bank and maintaining appropriate oversight in specialized areas such as business continuity, outsourcing management, financial crime, project change management, technology risk management, and information security.

The senior management of individual business units is responsible for the day-to-day management of operational risk following our established operational risk management policies. Within each business unit and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks the area is exposed to. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

HOW WE MANAGE OPERATIONAL RISK

Our operational risk management framework is designed to ensure that our operational risk exposures are proactively managed and controlled to acceptable levels. It incorporates industry best practices and meets regulatory guidelines. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership and effective oversight of each business unit's and each corporate area's operational risk exposures. In addition, the Risk Committee of the Board's and senior management's expectations for managing operational risk are set out by enterprise-wide policies.

Risk and Control Self-Assessment

Internal control is one of the primary lines of defence in safeguarding, our employees, customers, assets and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of their key operational risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that our risk management and internal controls are effective, appropriate and comply with our policies.

Operational Risk Event Monitoring

In order to reduce our exposure to future loss, it is critical that we remain aware of our own as well as industry risks and respond appropriately. Our policies and processes require that operational risk events be identified, tracked and reported to the right level of management to ensure that we analyze and manage them appropriately and take suitable corrective action. We also review, analyze and benchmark the Bank against industry operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Risk Reporting

Risk Management, in partnership with senior management, regularly reports on risk-related measures and the status of risk throughout the Bank to the senior business management and the Risk Committee of the Board. Operational risk measures are systematically tracked, assessed and reported to ensure management accountability and attention is maintained over current and emerging issues.

Insurance

To provide the Bank with additional protection from loss, Risk Management actively manages a comprehensive portfolio of business insurance and other risk mitigating arrangements. The type and level of insurance coverage is continually assessed to ensure that both our tolerance for risk and statutory requirements are met. This includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer our risk to third parties where appropriate.

Technology and Information

Virtually all aspects of our business and operations use technology and information to create and support new markets, competitive products and delivery channels and other business developments. The key risks are associated with the operational availability, integrity and security of our information, systems and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and our operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

Business Continuity Management

During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. Our robust enterprise-wide business continuity management program includes formal crisis management protocols and continuity strategies. All areas of the Bank are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Outsourcing Management

Outsourcing is any arrangement where an external supplier performs a business activity, function or process on our behalf. The benefits of outsourcing business activities include access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these arrangements bring benefits to our businesses and customers, we also need to manage and minimize any risks related to the activity. We do this through an enterprise-level outsourcing risk management program that guides outsourcing activities and ensures the level of risk management and senior management oversight is appropriate to the size and importance of the outsourcing arrangement.

Project Change Management

We have established a disciplined project management program of processes and supervisory mechanisms to ensure projects are successfully implemented in a planned and systematic manner and are monitored by senior management. Our Implementation Management Office maintains project management standards that meet or exceed industry recognized best practices used to identify and guide change.

Financial Crime

Safeguarding our customers, employees, assets, information and preventing and detecting fraud and other forms of financial crime are very important to us. To do this, we maintain extensive security systems, protocols and practices to detect and prevent financial crime. This includes regular employee training to ensure compliance with crime prevention policies and practices.

Insurance Risk

Insurance risk is the risk of loss due to actual insurance claims exceeding the insurance claims expected in product pricing. Furthermore, underwriting risk is defined as the risk of financial loss resulting from the inappropriate product design, selection and pricing of risks to be insured. Claims risk is defined as the risk of loss due to unforeseen increases in the size and frequency of claims and time-to-payment expenses.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. We are exposed to insurance risk in our property and casualty insurance business, and in our life and health insurance and reinsurance businesses.

WHO MANAGES INSURANCE RISK

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own boards of directors, as well as independently appointed actuaries who provide additional risk management oversight.

HOW WE MANAGE INSURANCE RISK

We maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance protection is purchased to further reduce exposure to fluctuations in claims, notably the exposure to natural catastrophes in the property and casualty insurance business. We also manage risk through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Regulatory and Legal Risk

Regulatory and Legal risk is the risk of non-compliance with laws, rules, regulations, obligatory practices or standards, contractual agreements, or other legal requirements, including the effectiveness of preventing and handling litigation.

Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to regulatory and legal risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, unfavourable judicial or regulatory judgments and other costs associated with legal proceedings may also adversely affect the earnings of the Bank.

Regulatory and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

WHO MANAGES REGULATORY AND LEGAL RISK

Business units and corporate areas are responsible for managing day-to-day regulatory and legal risk, while the Legal and Compliance Departments assist them by providing advice and oversight.

The Compliance Department identifies and monitors regulatory risk across our organization, and is responsible for ensuring that key day-to-day business controls comply with applicable legislation.

Internal and external Legal counsel also work closely with the business units and corporate functions to identify areas of potential regulatory and legal risk, and actively manage them to reduce the Bank's exposure.

HOW WE MANAGE REGULATORY AND LEGAL RISK

Our Code of Conduct and Ethics helps set the "tone at the top" for a culture of integrity within our organization. The Code stipulates that concern for what is right, including compliance with the law, should be the first consideration in all business decisions and actions. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.

Business units and corporate areas manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. The Legal and Compliance Departments assist them by:

- Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required.
- Implementing or assisting with policies, procedures and training.
- Independently monitoring and testing for adherence to certain regulatory and legal requirements, as well as the effectiveness of associated key internal controls.
- Tracking, escalating and reporting significant issues and findings to senior management and the Board.
- Liaising with regulators, as appropriate, regarding new or revised legislation, or regulatory guidance or regulatory examinations.

Additionally, the Legislative Compliance Management Program (LCM), run by the Compliance Department, carries out enterprise-wide management of legal and regulatory risk. LCM assesses legislative requirements and associated key controls across the organization, using a risk-based approach. Where any gaps are identified, action plans are implemented and are tracked to completion. The Chief Compliance Officer provides an annual LCM report to the Audit Committee of the Board stating the results of the annual process and setting out his opinion on the strength of the LCM framework and regulatory risk management at the Bank.

Finally, while it is not possible to completely eliminate legal risk, the Legal Department also works closely with business units and other corporate areas to draft and negotiate legal agreements to manage those risks, to provide advice on the performance of legal obligations under agreements and applicable legislation, and to manage litigation to which the Bank or its subsidiaries are a party.

Reputational Risk

Reputational risk is the potential that negative stakeholder impressions, whether true or not, regarding an institution's business practices, actions or inactions, will or may cause a decline in the institution's value, brand, liquidity or customer base.

A company's reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk cannot be managed in isolation from other forms of risk. All risks can have an impact on reputation, which in turn can impact the brand, earnings and capital. Credit, market, operational, insurance, liquidity and regulatory and legal risks must all be managed effectively to safeguard the Bank's reputation.

Our enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee of the Board. This policy sets out the framework under which each business unit is required to implement a reputational risk policy and procedures. These include designating a business-level committee to review reputational risk issues and to identify issues to be brought to the Reputational Risk Committee. We also have defined and documented processes to approve new products and new business, particularly structured transactions in our wholesale business. These processes involve committees with representation from the businesses and control functions, and include consideration of all aspects of a new product, including reputational risk.

WHO MANAGES REPUTATIONAL RISK

Ultimate responsibility for the Bank's reputation lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The Reputational Risk Committee is the executive committee with enterprise-wide responsibility for making decisions on reputational risks. The Committee's purpose is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are reviewed at a sufficiently broad and senior level so that the associated reputational risk issues are fully considered. Nonetheless, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means ensuring ethical practices are followed at all times, interactions with our stakeholders are positive, and we comply with applicable policies, legislation and regulations. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

Environmental Risk

Environmental risk is the possibility of loss of financial, operational or reputational value resulting from the impact of environmental issues or concerns within the scope of short-term and long-term cycles.

Management of environmental risk is an enterprise-wide priority. Key environmental risks include: 1) direct risks associated with the ownership and operation of our business, which includes management and operation of company-owned or managed real-estate, fleet, business operations and associated services; 2) indirect risks associated with the environmental performance of clients to whom the Bank provides financing or in which the Bank invests, and; 3) identification and management of emerging environmental issues that may be material to the Bank.

WHO MANAGES ENVIRONMENTAL RISK

The Group Head of Corporate Operations holds senior management accountability for environmental management. The Group Head is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Group Head and Corporate Environmental Affairs team are responsible for developing enterprise-wide environmental strategy, setting environmental performance standards and targets, and reporting on performance. The Group Head also leads an enterprise-wide Environmental Management Steering composed of senior executives from the Bank's main business units. This Steering Committee is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. The Bank's business units are responsible for implementing the environmental strategy within their units.

HOW WE MANAGE ENVIRONMENTAL RISK

We manage environmental risks within the Environmental Management System which consists of three components: an Environmental Policy, an Environmental Management Framework and Environmental Procedures and Processes.

Within our Environmental Management Framework we have identified a number of priority areas and have made voluntary commitments relating to these. Priority areas include: climate change, forest biodiversity, our operational footprint, and land management related to indigenous peoples. The Bank has made the commitment that its Canadian operations will be carbon neutral in 2010, with U.S. and international operations to follow shortly after. The Bank reports annual carbon emissions as part of the Carbon Disclosure Project.

During 2009, the Bank completed an update of the Environmental and Social Credit Risk Management Procedures applied to credit and lending. An environmental and social risk screen is applied to all clients and projects and sector-specific guidelines have been developed for high-risk sectors. The Bank is a signatory to the Equator Principles and applies them to project financing.

TD Asset Management (TDAM) is a signatory to the United Nations Principles for Responsible Investment (UN PRI). Under the UN PRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. In 2009, TDAM adopted a Sustainable Investing Policy across its operations in Canada and the US. The Policy provides information on how TDAM is implementing the UN PRI.

We continue to monitor and assess policy and legislative developments, and maintain active dialogue with environmental and community organizations, industry associations and responsible investment organizations.

For more information on our Environmental Policy and Environmental Management Framework and related activities, please refer to our Corporate Responsibility Report, which is available at our website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

HOW RISK IS MANAGED AT TD AMERITRADE

TD Ameritrade's management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade's independent Audit Committee of the Board. The Bank monitors the risk function and potential risk issues at TD Ameritrade through appropriate board and management governance and protocols.

Currently, four of the eleven TD Ameritrade directors are designated by the Bank, and the Bank has the ability to designate a twelfth director. The Bank-designated directors currently include our CEO, our Group Head Wealth Management and an independent director of the Bank. TD Ameritrade's bylaws, which state that the Chief Executive Officer appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade's Chief Executive Officer requires the support of the Bank. The directors we designate participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the HR and Compensation Committee.

Management processes and protocols are aligned between the Bank and TD Ameritrade to coordinate necessary inter-company information flow. In addition to regular communication at the Chief Executive Officer level, monthly operating reviews of TD Ameritrade permit the Bank to examine and discuss TD Ameritrade's operating results and key risks. As well, certain functions, such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. Quarterly reports to our Audit Committee and Risk Committee include comments on any significant internal audit issues at TD Ameritrade; risk issues are reported up to the Risk Committee of the Board of the Bank as required, and at least annually.

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank's accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies is presented in the Notes to the Consolidated Financial Statements. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgment and estimates include accounting for loan losses, accounting for the fair value of financial instruments, accounting for securitizations and variable interest entities, the valuation of goodwill and other intangibles, accounting for pensions and post-retirement benefits, accounting for income taxes, and contingent liabilities.

LOAN LOSSES

Accounting for loan losses is an area of importance given the size of the Bank's loan portfolio. The Bank has two types of allowances against loan losses – specific and general.

The specific allowance is recorded against loans that are classified as impaired, which occurs when the Bank determines that there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent, that the timely collection of all contractually due interest and principal payments is no longer reasonably assured. Judgment is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Management's judgment is based on its assessment of probability of default (PD), loss given default (LGD) and exposure at default (EAD). Changes in these estimates, due to a number of circumstances, can have a direct impact on the provision for credit losses and may result in a change in the allowance. Changes in the specific allowance, if any, would primarily impact the Canadian Personal and Commercial Banking, the U.S. Personal and Commercial Banking, and the Wholesale Banking segments.

The general allowance is recorded to provide against losses that are considered to have occurred but that cannot yet be determined on an item-by-item or group basis. In establishing the general allowance, the Bank refers to internally developed models that utilize parameters for PD, LGD, and EAD. These models calculate the probable range of general allowance levels. Management judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. If the wholesale and commercial parameters were independently increased or decreased by 10%, then the model would indicate an increase or decrease to the mean of the range in the amount or $11 million for PD, $11 million for LGD, and $32 million for EAD, respectively. Changes in the general allowance, if any, would primarily impact the Corporate and U.S. Personal and Commercial Banking segments.

The "Managing Risk" – "Credit Risk" section of this MD&A provides a more detailed discussion regarding credit risk. Also, see Note 3 to the Bank's Consolidated Financial Statements for additional disclosures regarding the Bank's allowance for credit losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of publicly traded financial instruments is based on quoted market prices, adjusted for daily margin settlements, where applicable. The fair value for a substantial majority of financial instruments is based on quoted market prices or valuation models that use observable market inputs. Observable market inputs include interest rate yield curves, foreign exchange rates, and option volatilities. The valuation models incorporate prevailing market rates and take into account factors, such as counterparty credit quality, liquidity, and concentration risk. When a market becomes inactive, broker quotes may not be an appropriate primary source of valuation. In such cases the valuation is based on a technique that maximizes the use of observable inputs.

Certain derivatives are valued using models with non-observable market inputs, where the inputs estimated are subject to management's judgment. These derivatives are normally not actively traded and are complex. For example, certain credit products are valued using models with non-observable inputs such as correlation and recovery rates. Uncertainty in estimating the inputs can impact the amount of revenue or loss recorded for a particular position. Management's judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded derivatives.

The Bank has controls in place to ensure that the valuations derived from the models and inputs are appropriate. These include independent review and approval of valuation models and inputs, and independent review of the valuations by qualified personnel. As the market for complex derivative products develops, the pricing for these products may become more transparent, resulting in refinement of valuation models. For a discussion of market risk, refer to the "Managing Risk" – "Market Risk" section of this MD&A. As described in Note 30 to the Consolidated Financial Statements, for financial instruments whose fair value is estimated using valuation techniques based on non-observable market inputs that are significant to the overall valuation, the difference between the best estimate of fair value at initial recognition represented by the transaction price, and the fair value determined using the valuation technique, is recognized in income as the inputs become observable. Note 30 also summarizes the difference between the transaction price and amount determined at inception using valuation techniques with significant non-observable market inputs.

The process for obtaining multiple quotes of external market prices, consistent application of models over a period of time, and the controls and processes described above, support the reasonability of the valuation models. The valuations are also validated by past experience and through the actual cash settlement of contracts.

Valuation of private equity investments requires management's judgment due to the absence of quoted market prices, inherent lack of liquidity, and the longer-term nature of such investments. Private equity investments are recorded at cost and are compared with fair value on a periodic basis to evaluate whether an impairment in value has occurred that is other than temporary in nature. Fair value is determined using valuation techniques, including discounted cash flows and a multiple of earnings before taxes, depreciation, and amortization. Management applies judgment in the selection of the valuation methodology and the various inputs to the calculation, which may vary from one reporting period to another. These estimates are monitored and reviewed on a regular basis by management for consistency and reasonableness. Any imprecision in these estimates can affect the resulting fair value. The inherent nature of private equity investing is that management's valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Available-for-sale securities are written down to their fair value through the Consolidated Statement of Income when there is impairment in value that is considered to be other than temporary in nature. The determination of whether or not other than temporary impairment exists is a matter of judgment. We review these securities regularly for possible impairment that is other than temporary and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment's performance. Impairment of the value of an investment may be indicated by the presence of conditions which should be examined collectively. For equity securities, some of these conditions are prolonged periods during which the fair value of the investment is significantly less than its carrying value, significant financial difficulty of the issuer, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, a downgrade of an entity's credit rating, or liquidity or going concern problems of the investee.

Debt securities classified as available-for-sale are considered impaired when there is uncertainty concerning the collectability of interest and principal. Accordingly, professional judgment is required in assessing whether a decline in fair value is the result of a general reduction in market liquidity, change in interest rates or due to collectability issues with respect to the expected cash flows over the life of the debt security.

See Note 30 to the Bank's Consolidated Financial Statements for additional disclosures regarding the Bank's significant financial assets and financial liabilities carried at fair value by valuation methodology. All of the Bank's segments are impacted by this accounting policy.

The Bank recognizes interest income and expense using the effective interest rate method for financial instruments that are accounted for at amortized cost and for those that are classified as available-for-sale. The effective interest rate is the rate that discounts the estimated future cash flows over the expected life of the financial instrument resulting in recognition of interest income and expense on a constant yield basis.

The following table summarizes the Bank's significant financial assets and financial liabilities carried at fair value by valuation methodology.

TABLE 46 FINANCIAL ASSETS AND FINANCIAL LIABILITIES CARRIED AT FAIR VALUE BY VALUATION METHODOLOGY

(millions of Canadian dollars, except as noted)	Financial assets				Financial liabilities		
	Trading securities[1]	Available-for-sale securities[2,3]	Loans[1,3]	Derivatives	Trading deposits	Obligations related to securities sold short	Derivatives
2009							
Fair value	**$ 54,320**	**$ 82,599**	**$ 350**	**$ 49,445**	**$ 35,419**	**$ 17,641**	**$ 48,152**
Based on:							
Level 1: Quoted market prices	**50%**	**15%**	**–%**	**2%**	**–%**	**38%**	**2%**
Level 2: Valuation techniques with significant observable market inputs or broker-dealer quotes	**47**	**85**	**94**	**96**	**97**	**62**	**95**
Level 3: Valuation techniques with significant non-observable market inputs	**3**	**–**	**6**	**2**	**3**	**–**	**3**
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**
2008							
Fair value	$ 59,497	$ 73,617	$ 510	$ 83,548	$ 44,694	$ 18,518	$ 74,473
Based on:							
Level 1: Quoted market prices	47%	18%	–%	2%	–%	34%	2%
Level 2: Valuation techniques with significant observable market inputs or broker-dealer quotes	49	71	93	95	99	65	95
Level 3: Valuation techniques with significant non-observable market inputs	4	11	7	3	1	1	3
Total	100%	100%	100%	100%	100%	100%	100%

[1] Trading securities include securities that are designated as trading under the fair value option.

[2] Excludes certain equity securities in the available-for-sale portfolio that do not have quoted market prices and are carried at cost. The fair value of these equity securities was $2,471 million (2008 – $1,790 million).

[3] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the "Changes in Accounting Policies during the Current Year" section.

The potential effect of using reasonable possible alternative assumptions for valuing these financial instruments would range from a reduction in the fair value by $159 million (2008: $556 million) to an increase in the fair value by $161 million (2008: $554 million) (before changes in valuation adjustments). The prior year ranges were calculated based on Level 3 balances which included non-agency collateralized mortgage obligation debt securities as reported prior to the Amendments to CICA Handbook Section 3855, as described in the "Changes in Accounting Policies during the Current Year" section.

SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

There are two key determinations relating to accounting for securitizations. The first key determination is in regard to bank-originated securitized assets. A decision must be made as to whether the securitization should be considered a sale under GAAP. GAAP requires that specific criteria be met in order for the Bank to have surrendered control of the assets and thus be able to recognize a gain or loss on sale. For instance, the securitized assets must be isolated from the Bank and placed beyond the reach of the Bank and its creditors, even in the case of bankruptcy or receivership. In determining the gain or loss on sale, management estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by management. If actual cash flows are different from our estimate of future cash flows then the gains or losses on the securitization recognized in income will be adjusted. Retained interests are classified as trading securities and are carried at fair value on the Bank's Consolidated Balance Sheet. Note 5 to the Bank's Consolidated Financial Statements provide additional disclosures regarding securitizations, including a sensitivity analysis for key assumptions. For 2009, there were no significant changes to the key assumptions used in estimating the future cash flows. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

The second key determination is whether a VIE should be consolidated. We hold interests in a number of VIEs, including all of the Bank's securitization trusts that are considered to be VIEs. Current GAAP requires consolidation of a VIE only when the Bank is the primary beneficiary, and exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns. In addition, if the VIE is a QSPE, a conclusion which requires judgment, then the Bank does not consolidate the VIE. Management uses judgment to estimate the expected losses and expected residual returns to determine if the Bank retains substantially all of the residual risk and rewards of the VIE.

Under current GAAP, all of the Bank-originated assets transferred to VIEs meet the criteria for sale treatment and non-consolidation. This accounting policy impacts Canadian Personal and Commercial Banking, Wholesale Banking, Wealth Management, and the Corporate segment.

VALUATION OF GOODWILL AND OTHER INTANGIBLES

Goodwill is not subject to amortization. Instead, it is tested for impairment at the reporting unit level on an annual basis and if an event or change in circumstances occurs that indicates that the carrying value of the reporting unit might exceed its fair value. The first step of goodwill impairment testing involves determining whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. Where fair value of the reporting unit exceeds its carrying value, goodwill of that reporting unit is considered not to be impaired. When the fair value of the reporting unit is less than its carrying value, a second step is required and the fair value of the goodwill in that reporting unit is compared to its carrying value. If the fair value of goodwill is less than its carrying value, goodwill is considered to be impaired and a charge for impairment representing the excess of carrying value over fair value of the goodwill is recognized immediately in the Consolidated Statement of Income.

The fair value of the Bank's reporting units are determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of reporting units and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying values of the Bank's reporting units are determined by management using economic capital models to adjust net assets and liabilities by reporting unit. These models consider various factors including market risk, credit risk, and operational risk, and are designed to produce the equity capital a reporting unit would have if it was a stand-alone entity. The Capital Management Committee reviews the Bank's allocation of economic capital to the reporting units.

The Bank's 2009 goodwill testing concludes that the goodwill in each reporting unit is considered not to be impaired. Additionally, none of the Bank's reporting units are at risk of failing the first step of goodwill impairment testing.

Other intangible assets with an indefinite life are not subject to amortization; rather, they should be assessed annually for impairment. As at October 31, 2009, the Bank does not have any indefinite life intangibles. Finite life intangible assets that are subject to amortization, after initial recognition, are amortized over their estimated useful life. The Bank makes an annual assessment on whether any events or changes in circumstances have occurred to indicate that the carrying value of these finite life intangible assets may not be recoverable. Determining the estimated useful life and the identification of any events or changes in circumstances affecting the recoverability of carrying value of these finite life intangible assets requires an analysis of facts and management's judgment. When events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying value is higher than the sum of undiscounted cash flows expected from the asset's use and eventual disposition, the asset is written down to its fair value.

This accounting policy impacts all of the Bank's business segments. See Note 9 to the 2009 Consolidated Financial Statements for additional disclosures regarding goodwill and other intangibles.

PENSIONS AND POST-RETIREMENT BENEFITS

Pension and post-retirement benefits obligation and expense are dependent on the assumptions used in calculating these amounts. The actuarial assumptions of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant experience in conjunction with market related data and considers if there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is based on long-term corporate AA bond yields as at the measurement date. The expected long term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experience and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and post-retirement benefits obligation and expense in future years. All of the Bank's segments are impacted by this accounting policy.

The following table provides the sensitivity of the accrued pension benefit obligation and the pension expense for The Pension Fund Society of The Toronto-Dominion Bank (the Society), the most material of the Bank's pension plans, as at October 31, 2009, to changes in the discount rate and assumptions for expected long-term return on plan assets and compensation increases. The sensitivity analysis provided in the table is hypothetical and should be used with caution. For a further discussion of the key assumptions used in determining the Bank's annual pension expense and accrued benefit obligation, see Note 25 to the 2009 Consolidated Financial Statements.

TABLE 47 **SENSITIVITY OF CHANGE IN KEY ASSUMPTIONS**

(millions of Canadian dollars, except as noted)	Obligation	Expense
Impact of a change of 1.0% in key assumptions		
Discount rate assumption used	6.90%	7.40%[1]
Decrease in assumption	$ 342	$ 51
Increase in assumption	(269)	(41)
Expected long-term return on assets assumption used	n/a	6.75%
Decrease in assumption	n/a	22
Increase in assumption	n/a	(22)
Rate of compensation increase assumption used	3.50%	3.50%
Decrease in assumption	$ (67)	$ (16)
Increase in assumption	67	17

[1] The Society was re-measured on October 31, 2008 using a 7.4% discount rate. For the purposes of this illustration, the 12-month impact of the new valuation was used.

INCOME TAXES

Accounting for current income taxes requires the Bank to exercise judgment for issues relating to certain complex transactions, known issues under discussion with tax authorities and matters yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.

Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes impacts all of the Bank's segments and requires judgment in the following key situations:

- Future tax assets are assessed for recoverability. The Bank records a valuation allowance when it believes, based on all available evidence, that it is more likely than not that all of the future tax assets recognized will not be realized before their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would record an additional valuation allowance to reduce its future tax assets to the amount that it believes can be realized. The magnitude of the valuation allowance is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the future tax assets.
- Future tax assets are calculated based on tax rates expected to be in effect in the period in which they will be realized. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.
- The Bank has not recognized a future income tax liability for undistributed earnings of certain operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $462 million at October 31, 2009.

CONTINGENT LIABILITIES

Contingent liabilities arise when there is some uncertainty whether, as a result of a past event or transaction, the Bank will incur a loss in the future. The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. In addition to the Bank's management, for contingent litigation loss accruals, internal and external experts are involved in assessing the likelihood and in estimating any amounts involved. Throughout the existence of a contingency, the Bank's management or its experts may learn of additional information that may impact its assessments about probability or about the estimates of amounts involved. Changes in these assessments may lead to changes in recorded loss accruals. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts accrued for those claims.

See Note 32 to the Bank's Consolidated Financial Statements for more details.

DERIVATIVES
The impact of non-trading derivatives on net interest income and non-interest income for the year ended October 31, 2009 is provided in the table below.

TABLE 48 NON-TRADING DERIVATIVES

(millions of Canadian dollars)	Net interest income (loss)	Non-interest loss
2009		
Designated in qualifying fair value hedging relationships	**$ (615)**	**$ (126)**
Designated in qualifying cash flow hedging relationships	**1,923**	**1**
Designated in qualifying net investment hedge accounting relationships	**–**	**(17)**
Not in qualifying for hedge accounting relationships	**–**	**(1,283)**

Net interest income related to non-trading derivatives qualifying for hedge accounting is largely offset by net interest income on the hedged items.

ACCOUNTING STANDARDS AND POLICIES

Changes in Accounting Policies during the Current Year

FINANCIAL INSTRUMENTS – AMENDMENTS

a) Debt Securities Classified as Loans and Loans Classified as Trading

In August 2009, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) amended CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement* and CICA Handbook Section 3025, *Impaired Loans* (the 2009 Amendments). The 2009 Amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and it is not the Bank's intent to sell the securities immediately or in the near term. Debt securities classified as loans are assessed for impairment using the incurred credit loss model of CICA Handbook Section 3025. Under this model, the carrying value of a loan is reduced to its estimated realizable amount when it is determined that it is impaired. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the 2009 Amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value through the Consolidated Statement of Income when the impairment is considered to be other than temporary; however, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.

As a result of the 2009 Amendments, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008 at their amortized cost as of that date. To be eligible for reclassification, the debt securities had to meet the amended definition of a loan on November 1, 2008. Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, they are accounted for at amortized cost using the effective interest rate method.

In addition, the Bank also reclassified held-to-maturity securities that did not have a quoted price in an active market to loans as required by the 2009 Amendments. The securities were accounted for at amortized cost both before and after the reclassification.

The following table shows carrying values of the reclassified debt securities as at October 31, 2008 and November 1, 2008.

TABLE 49 DEBT SECURITIES RECLASSIFIED TO LOANS

(millions of Canadian dollars)	Amount
Available-for-sale debt securities reclassified to loans[1]	
Non-agency collateralized mortgage obligation portfolio	$ 8,435
Corporate and other debt	277
	8,712
Held-to-maturity debt securities reclassified to loans	
U.S. Federal, state, and municipal government and agencies debt	69
Other OECD government guaranteed debt	459
Other debt securities	1,424
	1,952
Total carrying value of debt securities reclassified to loans on October 31, 2008	10,664
Transition adjustment for change in measurement basis, pre tax[2]	895
Gross amount of debt securities classified as loans on November 1, 2008	11,559
Transition adjustment for recognition of a general allowance, pre tax[3]	(95)
Net carrying value of debt securities classified as loans on November 1, 2008	$ 11,464

[1] Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, the debt securities are accounted for at amortized cost.
[2] Includes $563 million after tax.
[3] Includes $59 million after tax.

In addition, the 2009 Amendments require loans for which the Bank has the intention to sell immediately or in the near term to be classified as trading. As a result, they are accounted for at fair value, with changes in fair value recorded in the Consolidated Statement of Income. Prior to the adoption of the 2009 Amendments, these loans were accounted for at amortized cost. These loans are recorded in residential mortgages and business and government loans on the Consolidated Balance Sheet. This change did not have a material impact on the financial position, cash flows, or earnings of the Bank.

The following table summarizes the adjustments that were required to adopt the 2009 Amendments.

TABLE 50 IMPACT OF TRANSITION ADJUSTMENT ON ADOPTION OF FINANCIAL INSTRUMENTS AMENDMENTS ON PRIOR QUARTER BALANCES (unaudited)

(millions of Canadian dollars, except as noted)									As at
			July 31, 2009			**Apr. 30, 2009**			**Jan. 31, 2009**
	Previously reported	Transition adjustment	**Amount after transition adjustment**	Previously reported	Transition adjustment	**Amount after transition adjustment**	Previously reported	Transition adjustment	**Amount after transition adjustment**
SUMMARIZED CONSOLIDATED BALANCE SHEET									
ASSETS									
Securities									
Available-for-sale	$ 88,914	$ (7,599)	**$ 81,315**	$ 96,481	$ (8,516)	**$ 87,965**	$ 83,978	$ (9,033)	**$ 74,945**
Held-to-maturity	12,223	(3,228)	**8,995**	12,480	(3,268)	**9,212**	9,529	(2,006)	**7,523**
	$ 101,137	$ (10,827)	**$ 90,310**	$ 108,961	$ (11,784)	**$ 97,177**	$ 93,507	$ (11,039)	**$ 82,468**
Loans									
Debt securities classified as loans	$ –	$ 11,474	**$ 11,474**	$ –	$ 13,277	**$ 13,277**	$ –	$ 12,885	**$ 12,885**
Allowance for loan losses	(1,979)	(279)	**(2,258)**	(1,916)	(309)	**(2,225)**	(1,783)	(199)	**(1,982)**
	$ (1,979)	$ 11,195	**$ 9,216**	$ (1,916)	$ 12,968	**$ 11,052**	$ (1,783)	$ 12,686	**$ 10,903**
Other									
Other assets	$ 14,476	$ (137)	**$ 14,339**	$ 16,048	$ (438)	**$ 15,610**	$ 17,911	$ (610)	**$ 17,301**
SHAREHOLDERS' EQUITY									
Retained earnings	$ 18,383	$ (191)	**$ 18,192**	$ 18,039	$ (191)	**$ 17,848**	$ 17,986	$ (118)	**$ 17,868**
Accumulated other comprehensive income	598	423	**1,021**	2,968	936	**3,904**	2,173	1,155	**3,328**
SUMMARIZED CONSOLIDATED STATEMENT OF INCOME									For the three months ended
Interest income									
Loans	$ 2,694	$ 191	**$ 2,885**	$ 2,749	$ 299	**$ 3,048**	$ 3,241	$ 217	**$ 3,458**
Securities – Interest	1,096	(191)	**905**	1,339	(299)	**1,040**	1,414	(217)	**1,197**
	$ 3,790	$ –	**$ 3,790**	$ 4,088	$ –	**$ 4,088**	$ 4,655	$ –	**$ 4,655**
Provision for credit losses	$ 557	$ –	**$ 557**	$ 656	$ 116	**$ 772**	$ 537	$ 93	**$ 630**
Provision for (recovery of) income taxes	209	–	**209**	35	(43)	**(8)**	(58)	(34)	**(92)**
Net income (loss)	912	–	**912**	618	(73)	**545**	712	(59)	**653**
(Canadian dollars)									
Earnings per share									
Basic	$ 1.01	$ –	**$ 1.01**	$ 0.68	$ (0.09)	**$ 0.59**	$ 0.82	$ (0.07)	**$ 0.75**
Diluted	1.01	–	**1.01**	0.68	(0.09)	**0.59**	0.82	(0.07)	**0.75**

b) Assessment of Embedded Derivatives upon Reclassification
In August 2009, the Bank adopted an amendment to CICA Handbook Section 3855 to clarify that, upon reclassification of a financial instrument out of the trading category, an assessment of whether an embedded derivative is required to be bifurcated must be completed. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring on or after July 1, 2009. The adoption of this amendment did not have a material impact on the financial position, cash flows, or earnings of the Bank.

c) Subsequent Accounting for Impaired Financial Assets
In April 2009, the Bank adopted an amendment to CICA Handbook Section 3855. The amendment clarified that, subsequent to the recognition of an impairment loss on a financial asset (other than a loan), interest income on the impaired financial asset is recognized based on the rate of interest used to determine the impairment loss. The adoption of this amendment did not have a material impact on the financial position, cash flows, or the earnings of the Bank.

d) Reclassification of Financial Assets out of Trading and Available-For-Sale Categories
Effective August 1, 2008, the Bank adopted amendments to CICA Handbook Section 3855 (the 2008 Amendments). The 2008 Amendments permit the reclassification of financial assets out of trading and available-for-sale categories in specified circumstances. For the impact of the reclassification, see Note 2 to the Bank's Consolidated Financial Statements.

ALIGNMENT OF REPORTING PERIOD OF U.S. ENTITIES
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which includes TD Banknorth and Commerce, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank's financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, *Accounting Changes*, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings to align the reporting period of TD Bank, N.A. to that of the Bank's reporting period. Accordingly, the results of TD Bank, N.A. for the twelve months ended October 31, 2009 have been included with the results of the Bank for the twelve months ended October 31, 2009. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings and not in the Consolidated Statement of Income.

FINANCIAL INSTRUMENTS – DISCLOSURES
In March 2009, the AcSB amended CICA Handbook Section 3862, *Financial Instruments – Disclosures*, to enhance the disclosure requirements regarding fair value measurements including the relative reliability of the inputs used in those measurements and the liquidity risk of financial instruments. The standard also requires disclosure of a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The amendments are effective for the Bank's 2009 annual Consolidated Financial Statements and its adoption did not have an impact on the financial position, cash flows, or earnings of the Bank as Section 3862 relates to disclosures.

GOODWILL, INTANGIBLE ASSETS, AND FINANCIAL STATEMENT CONCEPTS

Effective November 1, 2008, the Bank adopted CICA Handbook Section 3064, *Goodwill and Intangible Assets*, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. CICA Handbook Section 1000, *Financial Statement Concepts*, was also amended to provide consistency with the new standard. The adoption of these standards did not have a material impact on the financial position, cash flows, or earnings of the Bank.

CREDIT RISK AND FAIR VALUE

Effective November 1, 2008, the Bank adopted the CICA Emerging Issues Committee (EIC) Abstract 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. The abstract clarifies how the Bank's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material impact on the financial position, cash flows, or earnings of the Bank.

U.S. GAAP

For the changes in accounting policies during the current year related to U.S. GAAP, please see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's 2009 Annual Report on Form 40-F filed with the U.S. SEC and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's website (http://www.sec.gov).

ACCOUNTING STANDARDS AND POLICIES

Future Accounting and Reporting Changes

The Bank expects to adopt the following accounting standards in the future. See Note 1 to the Bank's Consolidated Financial Statements for more details of future accounting and reporting changes.

Conversion to International Financial Reporting Standards in Fiscal 2012

The AcSB confirmed that Canadian GAAP for publicly accountable entities will converge with International Financial Reporting Standards (IFRS). For the Bank, IFRS will be effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS.

The International Accounting Standards Board (IASB) issues international accounting standards (IFRS). IFRS uses a conceptual framework similar to Canadian GAAP, but there are some differences related to items such as recognition, measurement and disclosures. Currently, the IASB has several projects to review and amend existing IFRS, with the completion date of their projects expected in 2010 and 2011. The Bank is closely monitoring these changes as many of these accounting standards are critical to the Bank. It is difficult to fully predict the impact to the Bank's Consolidated Financial Statements since accounting standards and their interpretations are changing.

The Bank's IFRS conversion project is progressing well. The Bank continues to dedicate significant resources to this project. A detailed analysis of the differences between IFRS and the Bank's accounting policies as well as an assessment of the impact of various alternatives is underway. Training is being provided to key employees and the impact of the transition on our business practices, information technology, and internal controls over financial reporting is being closely monitored.

U.S. GAAP

For the future accounting changes related to U.S. GAAP, please see the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles contained in the Bank's 2009 Annual Report on Form 40-F filed with the U.S. SEC and available on the Bank's website at http://www.td.com/investor/index.jsp and at the SEC's website (http://www.sec.gov).

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2009. Based on that evaluation, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2009.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2009, the Bank's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2009. Their report, on page 2 of the Consolidated Financial Statements expresses an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2009.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2009, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank (the "Bank") is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of the Bank and related financial information presented in this Annual Report. Canadian generally accepted accounting principles as well as the requirements of the *Bank Act* and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank's internal control over financial reporting as at October 31, 2009 using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2009 the Bank's internal control over financial reporting is effective.

The Bank's Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management's responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank's system of internal controls over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.

The Bank's Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Office of the Superintendent of Financial Institutions, Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the *Bank Act*, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank's internal control over financial reporting as at October 31, 2009 in addition to auditing the Bank's Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on pages 87 to 88 of the Consolidated Financial Statements. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.



W. Edmund Clark
President and
Chief Executive Officer



Colleen M. Johnston
Group Head Finance and
Chief Financial Officer

Toronto, Canada
December 2, 2009

INDEPENDENT AUDITORS' REPORTS TO SHAREHOLDERS

Report on Financial Statements

We have audited the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2009 and 2008 and the Consolidated Statements of Income, Changes in Shareholders' Equity, Comprehensive Income and Cash Flows (collectively the "Consolidated Financial Statements") for the years ended October 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, United States ("PCAOB"). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended October 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

As explained in Note 1 to the Consolidated Financial Statements, effective November 1, 2008, the Bank adopted amendments to Canadian Institute of Chartered Accountants ("CICA") handbook section 3855 "Financial Instruments – Recognition and Measurement" related to impairment of financial assets. In addition, the Bank adopted amendments to CICA handbook section 3855 "Financial Instruments – Recognition and Measurement" effective August 1, 2008, which permitted reclassification of certain securities out of held for trading and available-for-sale categories under specified circumstances.

We have also audited, in accordance with the standards of the PCAOB, the effectiveness of The Toronto-Dominion Bank's internal control over financial reporting as at October 31, 2009 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 2, 2009 expressed an unqualified opinion thereon.



Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 2, 2009

INDEPENDENT AUDITORS' REPORTS TO SHAREHOLDERS

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited the effectiveness of The Toronto-Dominion Bank's internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Toronto-Dominion Bank's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting contained in the accompanying Management's Discussion and Analysis. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board, United States ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2009 and 2008 and the Consolidated Statements of Income, Changes in Shareholders' Equity, Comprehensive Income and Cash Flows for the years ended October 31, 2009, 2008 and 2007 of The Toronto-Dominion Bank and our report dated December 2, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 2, 2009

Consolidated Balance Sheet

As at October 31

(millions of Canadian dollars)	**2009**	2008
ASSETS		
Cash and due from banks	**$ 2,414**	$ 2,517
Interest-bearing deposits with banks	**19,103**	15,429
	21,517	17,946
Securities (Note 2)		
Trading **(Note 4)**	**54,320**	59,497
Available-for-sale **(Note 1a))**	**84,841**	75,121
Held-to-maturity **(Note 1a))**	**9,662**	9,507
	148,823	144,125
Securities purchased under reverse repurchase agreements (Note 2)	**32,948**	42,425
Loans (Note 3)		
Residential mortgages	**65,665**	57,596
Consumer instalment and other personal	**94,357**	79,610
Credit card	**8,152**	7,387
Business and government **(Note 4)**	**76,176**	76,567
Debt securities classified as loans **(Note 1a))**	**11,146**	–
	255,496	221,160
Allowance for loan losses **(Note 3)**	**(2,368)**	(1,536)
Loans, net of allowance for loan losses	**253,128**	219,624
Other		
Customers' liability under acceptances **(Note 3)**	**9,946**	11,040
Investment in TD Ameritrade **(Note 7)**	**5,465**	5,159
Derivatives **(Note 8)**	**49,445**	83,548
Goodwill **(Note 9)**	**15,015**	14,842
Other intangibles **(Note 9)**	**2,546**	3,141
Land, buildings and equipment **(Note 10)**	**4,078**	3,833
Other assets **(Note 11)**	**14,308**	17,531
	100,803	139,094
Total assets	**$ 557,219**	$ 563,214
LIABILITIES		
Deposits (Note 12)		
Personal	**$ 223,228**	$ 192,234
Banks	**5,480**	9,680
Business and government	**126,907**	129,086
Trading	**35,419**	44,694
	391,034	375,694
Other		
Acceptances **(Note 3)**	**9,946**	11,040
Obligations related to securities sold short	**17,641**	18,518
Obligations related to securities sold under repurchase agreements **(Note 2)**	**16,472**	18,654
Derivatives **(Note 8)**	**48,152**	74,473
Other liabilities **(Note 13)**	**19,867**	17,721
	112,078	140,406
Subordinated notes and debentures (Note 14)	**12,383**	12,436
Liability for preferred shares (Note 15)	**550**	550
Liability for capital trust securities (Note 16)	**895**	894
Non-controlling interests in subsidiaries (Note 17)	**1,559**	1,560
Contingent liabilities, commitments and guarantees **(Note 32)**		
SHAREHOLDERS' EQUITY		
Common shares (millions of shares issued and outstanding: **2009 – 858.8** and 2008 – 810.1) **(Note 18)**	**15,357**	13,241
Preferred shares (millions of shares issued and outstanding: **2009 – 135.8** and 2008 – 75.0) **(Note 18)**	**3,395**	1,875
Contributed surplus	**321**	350
Retained earnings	**18,632**	17,857
Accumulated other comprehensive income (loss) **(Note 20)**	**1,015**	(1,649)
	38,720	31,674
Total liabilities and shareholders' equity	**$ 557,219**	$ 563,214

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.



W. Edmund Clark
President and
Chief Executive Officer



William E. Bennett
Chair, Audit Committee

Consolidated Statement of Income

For the years ended October 31 (millions of Canadian dollars, except as noted)	**2009**	2008	2007
Interest income			
Loans	**$ 13,691**	$ 13,501	$ 12,729
Securities			
Dividends	**868**	987	928
Interest	**3,886**	4,467	3,838
Deposits with banks	**442**	629	357
	18,887	19,584	17,852
Interest expense			
Deposits	**5,818**	8,481	8,247
Subordinated notes and debentures	**671**	654	484
Preferred shares and capital trust securities **(Notes 15, 16)**	**94**	94	109
Other	**978**	1,823	2,088
	7,561	11,052	10,928
Net interest income	**11,326**	8,532	6,924
Non-interest income			
Investment and securities services	**2,212**	2,245	2,400
Credit fees	**622**	459	420
Net securities gains (losses) **(Note 2)**	**(437)**	331	326
Trading income (loss) **(Note 21)**	**685**	(794)	591
Service charges	**1,507**	1,237	1,019
Loan securitizations **(Note 5)**	**468**	231	397
Card services	**733**	589	451
Insurance, net of claims **(Note 22)**	**913**	927	1,005
Trust fees	**141**	140	133
Other income (loss) **(Note 23)**	**(310)**	772	615
	6,534	6,137	7,357
Total revenue	**17,860**	14,669	14,281
Provision for credit losses (Note 3)	**2,480**	1,063	645
Non-interest expenses			
Salaries and employee benefits **(Note 25)**	**5,839**	4,984	4,606
Occupancy, including depreciation	**1,213**	935	736
Equipment, including depreciation	**897**	683	614
Amortization of other intangibles **(Note 9)**	**653**	577	499
Restructuring costs **(Note 26)**	**36**	48	67
Marketing and business development	**566**	491	445
Brokerage-related fees	**274**	252	233
Professional and advisory services	**740**	569	488
Communications	**239**	210	193
Other **(Note 27)**	**1,754**	753	1,094
	12,211	9,502	8,975
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	**3,169**	4,104	4,661
Provision for income taxes (Note 28)	**241**	537	853
Non-controlling interests in subsidiaries, net of income taxes	**111**	43	95
Equity in net income of an associated company, net of income taxes (Note 7)	**303**	309	284
Net income	**3,120**	3,833	3,997
Preferred dividends	**167**	59	20
Net income available to common shareholders	**$ 2,953**	$ 3,774	$ 3,977
Average number of common shares outstanding (millions) **(Note 29)**			
Basic	**847.1**	769.6	718.6
Diluted	**850.1**	775.7	725.5
Earnings per share (Canadian dollars) **(Note 29)**			
Basic	**$ 3.49**	$ 4.90	$ 5.53
Diluted	**3.47**	4.87	5.48
Dividends per share (Canadian dollars)	**2.44**	2.36	2.11

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

For the years ended October 31

(millions of Canadian dollars)	**2009**	2008	2007
Common shares (Note 18)			
Balance at beginning of year	**$ 13,241**	$ 6,577	$ 6,334
Proceeds from shares issued on exercise of stock options	**247**	255	173
Shares issued as a result of dividend reinvestment plan	**451**	274	85
Proceeds from issuance of new shares	**1,381**	–	–
Repurchase of common shares	**–**	–	(45)
Shares issued on acquisition of Commerce **(Note 7)**	**–**	6,147	–
Impact of shares sold (acquired) for trading purposes[1]	**37**	(12)	30
Balance at end of year	**15,357**	13,241	6,577
Preferred shares (Note 18)			
Balance at beginning of year	**1,875**	425	425
Shares issued	**1,520**	1,450	–
Balance at end of year	**3,395**	1,875	425
Contributed surplus			
Balance at beginning of year	**350**	119	66
Stock options **(Note 24)**	**(29)**	(32)	1
Conversion of TD Banknorth stock options on privatization **(Note 24)**	**–**	–	52
Conversion of Commerce stock options on acquisition **(Note 24)**	**–**	263	–
Balance at end of year	**321**	350	119
Retained earnings			
Balance at beginning of year, as previously reported	**17,857**	15,954	13,805
Transition adjustment on adoption of financial instruments amendments **(Note 1a))**	**(59)**	–	–
Net income due to reporting-period alignment of U.S. entities **(Note 1)**	**4**	–	–
Net income	**3,120**	3,833	3,997
Common dividends	**(2,075)**	(1,851)	(1,517)
Preferred dividends	**(167)**	(59)	(20)
Premium paid on repurchase of common shares	**–**	–	(311)
Share issue expenses	**(48)**	(20)	–
Balance at end of year	**18,632**	17,857	15,954
Accumulated other comprehensive income (loss) (Note 20)			
Balance at beginning of year, as previously reported	**(1,649)**	(1,671)	(492)
Transition adjustment on adoption of financial instruments amendments **(Note 1a))**	**563**	–	–
Other comprehensive income due to reporting-period alignment of U.S. entities **(Note 1)**	**329**	–	–
Other comprehensive income (loss) for the period	**1,772**	22	(1,179)
Balance at end of year	**1,015**	(1,649)	(1,671)
Retained earnings and accumulated other comprehensive income	**19,647**	16,208	14,283
Total shareholders' equity	**$ 38,720**	$ 31,674	$ 21,404

[1] Sold or purchased by subsidiaries of the Bank which are regulated securities entities in accordance with Regulation 92-313 under the *Bank Act*.

Consolidated Statement of Comprehensive Income

For the years ended October 31

(millions of Canadian dollars)	**2009**	2008	2007
Net income	**$ 3,120**	$ 3,833	$ 3,997
Other comprehensive income (loss), net of income taxes			
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities[1]	**1,129**	(1,725)	135
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	**257**	(53)	(53)
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities[3,4]	**(72)**	440	(1,155)
Change in net gains (losses) on derivative instruments designated as cash flow hedges[5]	**1,702**	1,522	(146)
Reclassification to earnings of net losses (gains) on cash flow hedges[6]	**(1,244)**	(162)	40
Other comprehensive income (loss) for the year	**1,772**	22	(1,179)
Comprehensive income for the year	**$ 4,892**	$ 3,855	$ 2,818

[1] Net of income tax provision of $456 million (2008 – income tax recovery $904 million).
[2] Net of income tax recovery of $148 million (2008 – income tax provision $22 million).
[3] Net of income tax provision of $604 million (2008 – income tax recovery $1,363 million).
[4] Includes $1,380 million of after-tax gains arising from hedges of the Bank's investment in foreign operations (2008 – after-tax losses of $2,881 million).
[5] Net of income tax provision of $828 million (2008 – $669 million).
[6] Net of income tax provision of $552 million (2008 – $70 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows

For the years ended October 31

(millions of Canadian dollars)	2009	2008	2007
Cash flows from (used in) operating activities			
Net income	**$ 3,120**	$ 3,833	$ 3,997
Adjustments to determine net cash flows from (used in) operating activities			
Provision for credit losses	**2,480**	1,063	645
Restructuring costs **(Note 26)**	**36**	48	67
Depreciation **(Note 10)**	**600**	438	362
Amortization of other intangibles	**653**	577	499
Net securities losses (gains)	**437**	(331)	(326)
Net gain on securitizations **(Note 5)**	**(321)**	(41)	(141)
Equity in net income of an associated company	**(303)**	(309)	(284)
Non-controlling interests	**111**	43	95
Future income taxes **(Note 28)**	**336**	108	(121)
Changes in operating assets and liabilities			
Current income taxes payable	**1,703**	(2,857)	558
Interest receivable and payable **(Notes 11, 13)**	**224**	27	(296)
Trading securities	**5,043**	26,302	(2,167)
Derivative assets	**33,880**	(44,630)	(10,228)
Derivative liabilities	**(26,137)**	32,852	12,284
Other	**2,781**	2,859	(871)
Net cash from operating activities	**24,643**	19,982	4,073
Cash flows from (used in) financing activities			
Change in deposits	**14,319**	52,030	14,154
Change in securities sold under repurchase agreements	**(2,460)**	2,080	(2,081)
Change in securities sold short	**(877)**	(5,677)	(2,918)
Issue of subordinated notes and debentures	**–**	4,025	4,072
Repayment of subordinated notes and debentures	**(20)**	(1,079)	(1,399)
Liability for preferred shares and capital trust securities	**1**	(5)	(345)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	**(37)**	41	(124)
Common shares issued	**1,544**	201	154
Common shares sold (acquired) for trading purposes	**37**	(12)	30
Repurchase of common shares	**–**	–	(45)
Dividends paid	**(1,791)**	(1,636)	(1,452)
Premium paid on common shares repurchased	**–**	–	(311)
Net proceeds from issuance of preferred shares	**1,497**	1,430	–
Net cash from financing activities	**12,213**	51,398	9,735
Cash flows from (used in) investing activities			
Interest-bearing deposits with banks	**(6,313)**	(683)	(5,983)
Activity in available-for-sale and held-to-maturity securities			
Purchases	**(92,331)**	(120,077)	(96,846)
Proceeds from maturities	**43,101**	29,209	92,880
Proceeds from sales	**33,022**	63,995	10,372
Net change in loans, net of securitizations	**(51,036)**	(36,659)	(23,078)
Proceeds from loan securitizations **(Note 5)**	**27,491**	10,370	9,937
Net purchases of premise and equipment	**(820)**	(532)	(322)
Securities purchased under reverse repurchase agreements	**10,275**	(14,777)	3,313
Acquisitions and dispositions less cash and cash equivalents acquired **(Note 7)**	**–**	(1,759)	(4,139)
Net cash used in investing activities	**(36,611)**	(70,913)	(13,866)
Effect of exchange rate changes on cash and cash equivalents	**(159)**	260	(171)
Net increase (decrease) in cash and cash equivalents	**86**	727	(229)
Impact due to reporting-period alignment of U.S. entities **(Note 1)**	**(189)**	–	–
Cash and cash equivalents at beginning of year	**2,517**	1,790	2,019
Cash and cash equivalents at end of year, represented by cash and due from banks	**$ 2,414**	$ 2,517	$ 1,790
Supplementary disclosure of cash flow information			
Amount of interest paid during the year	**$ 8,337**	$ 10,678	$ 10,947
Amount of income taxes paid (refunded) during the year	**(1,198)**	1,905	1,099

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank (the Bank), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), conform with Canadian generally accepted accounting principles (GAAP).

Certain disclosures are included in the Management's Discussion and Analysis (MD&A) as permitted by GAAP and are discussed in the Managing Risk section of the 2009 MD&A. These disclosures are shaded in the 2009 MD&A and form an integral part of the 2009 Consolidated Financial Statements. The 2009 Consolidated Financial Statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. Note that certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries and certain variable interest entities (VIEs) after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities controlled by the Bank. The Bank uses the purchase method to account for all business acquisitions.

When the Bank does not own all of the equity of the subsidiary, the minority shareholders' interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries and the income accruing to the minority interest holders, net of tax, is disclosed as a separate line item in the Consolidated Statement of Income.

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank's specific pro-rata share of assets, liabilities, income, and expenses is consolidated.

Entities over which the Bank has significant influence are accounted for using the equity method of accounting. The Bank's share of earnings, gains and losses realized on disposition, and write-downs to reflect other-than-temporary impairment in the value of such entities is reported in the Consolidated Statement of Income. The Bank's equity share in TD Ameritrade's earnings is reported on a one month lag basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions based on information available as at the date of the financial statements. Actual results could materially differ from those estimates. Loan losses, fair value of certain financial instruments, consolidation of VIEs, income taxes, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits and contingent liabilities are areas where management makes significant estimates and assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Foreign currency income and expenses are translated at average exchange rates prevailing throughout the year. Unrealized translation gains and losses and all realized gains and losses are included in other income except for available-for-sale securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.

For self-sustaining foreign currency denominated operations, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the year. Unrealized translation gains and losses relating to the Bank's self-sustaining operations, net of any offsetting gains or losses arising from hedges of these positions, and applicable income taxes, are included in other comprehensive income in shareholders' equity. The accumulated translation gains or losses are included in other income either on disposal of the investments or upon the reduction in the equity of the investments as a result of capital transactions such as dividend distributions.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and amounts due from banks which are issued by investment grade financial institutions.

REVENUE RECOGNITION

Investment and securities services include asset management, administration and commission fees, and investment banking fees. Asset management, administration and commissions fees from investment management and related services, custody and institutional trust services and brokerage services are all recognized over the period in which the related service is rendered. Investment banking fees include advisory fees, which are recognized as income when earned, and underwriting fees, net of syndicate expenses, which are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Card services include interchange income from credit and debit cards and annual fees. Fee income, including service charges, is recognized as earned, except for annual fees, which are recognized over a 12-month period.

SPECIFIC ACCOUNTING POLICIES

To facilitate a better understanding of the Bank's Consolidated Financial Statements, significant accounting policies are disclosed in the notes, where applicable, with related financial disclosures. A listing of all the notes is as follows:

CHANGES IN ACCOUNTING POLICIES

Financial Instruments – Amendments

a) Debt Securities Classified as Loans and Loans Classified as Trading

In August 2009, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) amended CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement* and CICA Handbook Section 3025, *Impaired Loans* (the 2009 Amendments). The 2009 Amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and it is not the Bank's intent to sell the securities immediately or in the near term. Debt securities classified as loans are assessed for impairment using the incurred credit loss model of CICA Handbook Section 3025. Under this model, the carrying value of a loan is reduced to its estimated realizable amount when it is determined that it is impaired. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the 2009 Amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value through the Consolidated Statement of Income when the impairment is considered to be other than temporary; however, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.

As a result of the 2009 Amendments, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008 at their amortized cost as of that date. To be eligible for reclassification, the debt securities had to meet the amended definition of a loan on November 1, 2008. Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, they are accounted for at amortized cost using the effective interest rate method.

In addition, the Bank also reclassified held-to-maturity securities that did not have a quoted price in an active market to loans as required by the 2009 Amendments. The securities were accounted for at amortized cost both before and after the reclassification.

The following table shows carrying values of the reclassified debt securities as at October 31, 2008 and November 1, 2008.

Debt Securities Reclassified to Loans

(millions of Canadian dollars)	Amount
Available-for-sale debt securities reclassified to loans[1]	
Non-agency collateralized mortgage obligation portfolio	$ 8,435
Corporate and other debt	277
	8,712
Held-to-maturity debt securities reclassified to loans	
U.S. Federal, state, and municipal government and agencies debt	69
Other OECD government guaranteed debt	459
Other debt securities	1,424
	1,952
Total carrying value of debt securities reclassified to loans on October 31, 2008	10,664
Transition adjustment for change in measurement basis, pre tax[2]	895
Gross amount of debt securities classified as loans on November 1, 2008	11,559
Transition adjustment for recognition of a general allowance, pre tax[3]	(95)
Net carrying value of debt securities classified as loans on November 1, 2008	$ 11,464

[1] Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, the debt securities are accounted for at amortized cost.
[2] Includes $563 million after tax.
[3] Includes $59 million after tax.

In addition, the 2009 Amendments require loans for which the Bank has the intention to sell immediately or in the near term to be classified as trading. As a result, they are accounted for at fair value, with changes in fair value recorded in the Consolidated Statement of Income. Prior to the adoption of the 2009 Amendments, these loans were accounted for at amortized cost. These loans are recorded in residential mortgages and business and government loans on the Consolidated Balance Sheet. This change did not have a material impact on the financial position, cash flows, or earnings of the Bank.

The following table summarizes the adjustments that were required to adopt the 2009 Amendments.

Impact of Transition Adjustment on Adoption of Financial Instruments Amendments on Prior Quarter Balances (unaudited)

(millions of Canadian dollars, except as noted)									As at
			July 31, 2009			**Apr. 30, 2009**			**Jan. 31, 2009**
	Previously reported	Transition adjustment	**Amount after transition adjustment**	Previously reported	Transition adjustment	**Amount after transition adjustment**	Previously reported	Transition adjustment	**Amount after transition adjustment**
SUMMARIZED CONSOLIDATED BALANCE SHEET									
Assets									
Securities									
Available-for-sale	$ 88,914	$ (7,599)	**$ 81,315**	$ 96,481	$ (8,516)	**$ 87,965**	$ 83,978	$ (9,033)	**$ 74,945**
Held-to-maturity	12,223	(3,228)	**8,995**	12,480	(3,268)	**9,212**	9,529	(2,006)	**7,523**
	$ 101,137	$ (10,827)	**$ 90,310**	$ 108,961	$ (11,784)	**$ 97,177**	$ 93,507	$ (11,039)	**$ 82,468**
Loans									
Debt securities classified as loans	$ –	$ 11,474	**$ 11,474**	$ –	$ 13,277	**$ 13,277**	$ –	$ 12,885	**$ 12,885**
Allowance for loan losses	(1,979)	(279)	**(2,258)**	(1,916)	(309)	**(2,225)**	(1,783)	(199)	**(1,982)**
	$ (1,979)	$ 11,195	**$ 9,216**	$ (1,916)	$ 12,968	**$ 11,052**	$ (1,783)	$ 12,686	**$ 10,903**
Other									
Other assets	$ 14,476	$ (137)	**$ 14,339**	$ 16,048	$ (438)	**$ 15,610**	$ 17,911	$ (610)	**$ 17,301**
SHAREHOLDERS' EQUITY									
Retained earnings	$ 18,383	$ (191)	**$ 18,192**	$ 18,039	$ (191)	**$ 17,848**	$ 17,986	$ (118)	**$ 17,868**
Accumulated other comprehensive income	598	423	**1,021**	2,968	936	**3,904**	2,173	1,155	**3,328**
SUMMARIZED CONSOLIDATED STATEMENT OF INCOME									
									For the three months ended
Interest income									
Loans	$ 2,694	$ 191	**$ 2,885**	$ 2,749	$ 299	**$ 3,048**	$ 3,241	$ 217	**$ 3,458**
Securities – Interest	1,096	(191)	**905**	1,339	(299)	**1,040**	1,414	(217)	**1,197**
	$ 3,790	$ –	**$ 3,790**	$ 4,088	$ –	**$ 4,088**	$ 4,655	$ –	**$ 4,655**
Provision for credit losses	$ 557	$ –	**$ 557**	$ 656	$ 116	**$ 772**	$ 537	$ 93	**$ 630**
Provision for (recovery of) income taxes	209	–	**209**	35	(43)	**(8)**	(58)	(34)	**(92)**
Net income (loss)	912	–	**912**	618	(73)	**545**	712	(59)	**653**
(Canadian dollars)									
Earnings per share									
Basic	$ 1.01	$ –	**$ 1.01**	$ 0.68	$ (0.09)	**$ 0.59**	$ 0.82	$ (0.07)	**$ 0.75**
Diluted	1.01	–	**1.01**	0.68	(0.09)	**0.59**	0.82	(0.07)	**0.75**

b) Assessment of Embedded Derivatives upon Reclassification

In August 2009, the Bank adopted an amendment to CICA Handbook Section 3855 to clarify that, upon reclassification of a financial instrument out of the trading category, an assessment of whether an embedded derivative is required to be bifurcated must be completed. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring on or after July 1, 2009. The adoption of this amendment did not have a material impact on the financial position, cash flows, or earnings of the Bank.

c) Subsequent Accounting for Impaired Financial Assets

In April 2009, the Bank adopted an amendment to CICA Handbook Section 3855. The amendment clarified that, subsequent to the recognition of an impairment loss on a financial asset (other than a loan), interest income on the impaired financial asset is recognized based on the rate of interest used to determine the impairment loss. The adoption of this amendment did not have a material impact on the financial position, cash flows, or the earnings of the Bank.

d) Reclassification of Financial Assets out of Trading and Available-For-Sale Categories

Effective August 1, 2008, the Bank adopted amendments to CICA Handbook Section 3855 (the 2008 Amendments). The 2008 Amendments permit the reclassification of financial assets out of trading and available-for-sale categories in specified circumstances. For the impact of the reclassification, see Note 2.

Alignment of Reporting Period of U.S. Entities

Effective April 30, 2009, the reporting periods of TD Bank, N.A., which includes TD Banknorth and Commerce, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank's financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, *Accounting Changes*, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings to align the reporting period of TD Bank, N.A. to that of the Bank's reporting period. Accordingly, the results of TD Bank, N.A. for the twelve months ended October 31, 2009 have been included with the results of the Bank for the twelve months ended October 31, 2009. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings and not in the Consolidated Statement of Income.

Financial Instruments – Disclosures
In March 2009, the AcSB amended CICA Handbook Section 3862, *Financial Instruments – Disclosures*, to enhance the disclosure requirements regarding fair value measurements including the relative reliability of the inputs used in those measurements and the liquidity risk of financial instruments. The standard also requires disclosure of a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The amendments are effective for the Bank's 2009 annual Consolidated Financial Statements and its adoption did not have an impact on the financial position, cash flows, or earnings of the Bank as Section 3862 relates to disclosures.

Goodwill, Intangible Assets and Financial Statement Concepts
Effective November 1, 2008, the Bank adopted CICA Handbook Section 3064, *Goodwill and Intangible Assets*, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. CICA Handbook Section 1000, *Financial Statement Concepts*, was also amended to provide consistency with the new standard. The adoption of these standards did not have a material impact on the financial position, cash flows, or earnings of the Bank.

Credit Risk and Fair Value
Effective November 1, 2008, the Bank adopted the CICA Emerging Issues Committee Abstract (EIC) 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. The abstract clarifies how the Bank's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material impact on the financial position, cash flows, or earnings of the Bank.

Future Accounting and Reporting Changes
Conversion to International Financial Reporting Standards
The AcSB confirmed that Canadian GAAP for publicly accountable entities will converge with International Financial Reporting Standards (IFRS). For the Bank, IFRS will be effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS. The Bank is assessing the impact of IFRS on its consolidated financial statements upon adoption in the first quarter of 2012.

NOTE 2 | SECURITIES

SECURITIES
The Bank classifies securities pursuant to the requirements of CICA Handbook Section 3855 as trading (including those designated as trading under the fair value option, described in Note 4), available-for-sale, or held-to-maturity. Debt securities classified as loans are discussed in Note 3.

Trading
Securities purchased with the intention of generating profits in the near term are recorded on a trade date basis and are classified as trading. Transaction costs are expensed as incurred. These securities are accounted for at fair value with the change in fair value as well as any gains or losses realized on disposal recognized in trading income. Fair value is determined based on quoted market prices. Where quoted market prices are not readily available, fair value is determined based on quoted market prices for similar securities, other third-party evidence or by using another valuation technique. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both are included in interest income.

Available-for-Sale
Securities classified as available-for-sale are recorded on a trade date basis and are carried at fair value with changes in fair value recorded in other comprehensive income. Equity securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through the Consolidated Statement of Income whenever it is necessary to reflect other-than-temporary impairment. Gains and losses realized on disposal of available-for-sale securities are calculated on an average cost basis. Both are recognized in net securities gains (losses) in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both are included in interest income.

Held-to-Maturity
Securities with a fixed maturity date, that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost. Interest income is recognized on an accrual basis using the effective interest rate method and is included in interest income.

IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES
Available-for-sale securities are written down to fair value through net securities gains (losses) in non-interest income whenever it is necessary to reflect other-than-temporary impairment. In the case of debt securities classified as available-for-sale, a subsequent increase in the fair value that can be objectively related to an event that occurred after the impairment was recognized will result in a reversal of the impairment loss.

IMPAIRMENT OF HELD-TO-MATURITY SECURITIES
For held-to-maturity securities, an impairment loss is recognized when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the security to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. The impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate.

RECLASSIFICATION OF CERTAIN DEBT SECURITIES
As described in Note 1, the Bank adopted new accounting standards related to the classification of debt securities in 2009 and 2008.

2009 Amendments
The Bank reclassified certain available-for-sale and held-to-maturity debt securities to loans effective November 1, 2008, at their amortized cost as of that date. For details concerning the assets reclassified, see Note 1a).

2008 Amendments
During 2008, the Bank changed its trading strategy with respect to certain trading debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intends to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the 2008 Amendments to CICA Handbook Section 3855 and CICA Handbook Section 3862.

On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, on the date of reclassification, these debt securities had a weighted-average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million.

The fair value of the reclassified debt securities was $5,963 million as at October 31, 2009 (2008 – $7,355 million). During the year ended October 31, 2009, net interest income of $378 million after tax ($110 million after tax for the three months ended October 31, 2008) was recorded relating to the reclassified debt securities. For the year ended October 31, 2009, the increase in fair value of $687 million after tax (three months ended October 31, 2008 – decrease of $561 million after tax) for these securities was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income of $687 million after tax in the year ended October 31, 2009 (three months ended October 31, 2008 – decrease of $561 million after tax). In 2007 and the first three quarters of 2008, the Bank recognized the change in the fair value of these debt securities in its trading income.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS AND SOLD UNDER REPURCHASE AGREEMENTS

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, monitors its market value relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate collateral held and offset the proceeds against the amount owing from the counterparty.

Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements are treated as collateralized borrowing transactions.

Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost and recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Interest earned on reverse repurchase agreements, and interest incurred on repurchase agreements is determined using the effective interest rate method and is included in interest income and interest expense, respectively, on the Consolidated Statement of Income.

Securities Maturity Schedule

(millions of Canadian dollars)	Remaining term to maturity[1]							
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	2009 Total	2008 Total
Trading securities[2]								
Government and government-related securities								
Canadian government debt								
Federal	$ 4,231	$ 1,328	$ 2,419	$ 878	$ 1,165	$ –	$ 10,021	$ 14,288
Provinces	1,166	382	136	408	517	–	2,609	3,534
U.S. Federal, state, municipal governments, and agencies debt	1,413	213	1,075	964	1,425	–	5,090	337
Other OECD government guaranteed debt	1,042	280	317	332	43	–	2,014	1,448
Mortgage-backed securities								
Residential	46	200	981	31	31	–	1,289	1,386
	7,898	2,403	4,928	2,613	3,181	–	21,023	20,993
Other debt securities								
Canadian issuers	853	455	400	481	332	–	2,521	1,967
Other issuers	4,286	788	1,210	280	246	–	6,810	13,314
	5,139	1,243	1,610	761	578	–	9,331	15,281
Equity securities								
Preferred shares	–	–	–	–	–	33	33	66
Common shares	–	–	–	–	–	22,594	22,594	22,631
	–	–	–	–	–	22,627	22,627	22,697
Retained interests	$ –	$ 22	$ 119	$ –	$ –	$ 1,198	$ 1,339	$ 526
Total trading securities	$ 13,037	$ 3,668	$ 6,657	$ 3,374	$ 3,759	$ 23,825	$ 54,320	$ 59,497
Available-for-sale securities[3]								
Government and government-related securities								
Canadian government debt								
Federal	$ 10,682	$ 41	$ 76	$ 82	$ –	$ –	$ 10,881	$ 10,375
Provinces	4	101	143	132	–	–	380	233
U.S. Federal, state, municipal governments, and agencies debt	182	1,351	19	199	4,980	–	6,731	5,158
Other OECD government guaranteed debt	13	4,295	6,508	–	–	–	10,816	22
Mortgage-backed securities								
Residential	572	1,940	16,468	165	–	–	19,145	28,791
	11,453	7,728	23,214	578	4,980	–	47,953	44,579
Other debt securities								
Asset-backed securities								
Other asset-backed securities	16	5,172	3,726	1,441	1,705	–	12,060	8,889
Non-agency collateralized mortgage obligation portfolio	–	–	–	–	–	–	–	8,435
Corporate and other debt	378	11,212	2,725	2,529	106	–	16,950	2,562
	394	16,384	6,451	3,970	1,811	–	29,010	19,886
Debt securities reclassified from trading	734	2,047	922	1,484	776	–	5,963	7,355
Equity securities								
Preferred shares	–	–	–	–	–	342	342	444
Common shares	–	–	–	–	–	1,573	1,573	2,857
	–	–	–	–	–	1,915	1,915	3,301
Total available-for-sale securities	$ 12,581	$ 26,159	$ 30,587	$ 6,032	$ 7,567	$ 1,915	$ 84,841	$ 75,121

Securities Maturity Schedule

(millions of Canadian dollars)

	Remaining term to maturity[1]							
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	2009 Total	2008 Total
Held-to-maturity securities[3]								
Government and government-related securities								
Canadian government debt								
Federal	$ 369	$ 30	$ –	$ –	$ –	$ –	$ 399	$ 226
U.S. Federal, state, municipal governments, and agencies debt	623	367	368	–	–	–	1,358	1,264
Other OECD government guaranteed debt	1,440	2,438	3,389	–	–	–	7,267	5,132
	2,432	2,835	3,757	–	–	–	9,024	6,622
Other debt securities								
Other issuers	423	128	87	–	–	–	638	2,885
	423	128	87	–	–	–	638	2,885
Total held-to-maturity securities	$ 2,855	$ 2,963	$ 3,844	$ –	$ –	$ –	$ 9,662	$ 9,507
Total securities	$ 28,473	$ 32,790	$ 41,088	$ 9,406	$ 11,326	$ 25,740	$ 148,823	$ 144,125

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

[2] Trading securities include securities designated as trading under the fair value option.

[3] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).

Unrealized Securities Gains and Losses

(millions of Canadian dollars)

	2009				2008			
	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities[1]								
Government and government-related securities								
Canadian government debt								
Federal	$ 10,872	$ 9	$ –	$ 10,881	$ 10,363	$ 14	$ 2	$ 10,375
Provinces	368	12	–	380	231	3	1	233
U.S. Federal, state, municipal governments, and agencies debt	6,676	102	47	6,731	5,295	12	149	5,158
Other OECD government guaranteed debt	10,712	125	21	10,816	22	–	–	22
Mortgage-backed securities								
Residential	19,016	385	256	19,145	29,118	401	728	28,791
	47,644	633	324	47,953	45,029	430	880	44,579
Other debt securities								
Asset-backed securities								
Other asset-backed securities	12,010	104	54	12,060	9,178	1	290	8,889
Non-agency collateralized mortgage obligation portfolio	–	–	–	–	9,329	11	905	8,435
Corporate and other debt	16,422	532	4	16,950	2,601	1	40	2,562
	28,432	636	58	29,010	21,108	13	1,235	19,886
Debt securities reclassified from trading[2]	5,787	299	123	5,963	8,219	2,154	3,018	7,355
Equity securities[3]								
Preferred shares	370	49	30	389	452	70	22	500
Common shares	1,509	317	71	1,755	2,791	540	244	3,087
	1,879	366	101	2,144	3,243	610	266	3,587
Total available-for-sale securities	$ 83,742	$ 1,934	$ 606	$ 85,070	$ 77,599	$ 3,207	$ 5,399	$ 75,407
Held-to-maturity securities[1]								
Government and government-related securities								
Canadian government debt								
Federal	$ 399	$ –	$ –	$ 399	$ 226	$ –	$ –	$ 226
U.S. Federal, state, municipal governments, and agencies debt	1,358	34	–	1,392	1,264	–	–	1,264
Other OECD government guaranteed debt	7,267	187	1	7,453	5,132	66	13	5,185
Other debt securities								
Other issuers	638	15	–	653	2,885	14	12	2,887
	638	15	–	653	2,885	14	12	2,887
Total held-to-maturity securities	$ 9,662	$ 236	$ 1	$ 9,897	$ 9,507	$ 80	$ 25	$ 9,562
Total securities	$ 93,404	$ 2,170	$ 607	$ 94,967	$ 87,106	$ 3,287	$ 5,424	$ 84,969

[1] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).

[2] Includes fair value of government and government-insured securities as at October 31, 2009 of $38 million (2008 – $41 million) and other debt securities as at October 31, 2009 of $5,925 million (2008 – $7,314 million).

[3] As at October 31, 2009, equity securities in the available-for-sale portfolio with a carrying value of $2,242 million (2008 – $1,504 million) do not have quoted market prices and are carried at cost. The fair value of these equity securities was $2,471 million (2008 – $1,790 million) and is included in the table above.

In the following table, unrealized losses for available-for-sale securities are categorized as "12 months or longer" if for each of the consecutive 12 months preceding October 31, 2009, the fair value of the securities was less than the amortized cost. If not, they have been categorized as "Less than 12 months". None of these unrealized loss positions are considered to reflect other-than-temporary impairment.

Unrealized Loss Positions for Available-for-Sale Securities

(millions of Canadian dollars)						2009
	Less than 12 months		12 months or longer		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale securities						
Government and government-related securities						
U.S. Federal, state and municipal governments	$ –	$ –	$ 4,199	$ 47	$ 4,199	$ 47
Other OECD government-guaranteed debt	–	–	9,907	21	9,907	21
Mortgage-backed securities						
Residential	8,491	216	1,213	40	9,704	256
	8,491	216	15,319	108	23,810	324
Other debt securities						
Asset-backed securities						
Other asset-backed securities	–	–	8,162	54	8,162	54
Corporate and other debt	–	–	6,250	4	6,250	4
	–	–	14,412	58	14,412	58
Debt securities reclassified from trading	222	42	649	81	871	123
Equity securities						
Preferred shares	68	1	206	29	274	30
Common shares	113	16	164	55	277	71
	181	17	370	84	551	101
Total	$ 8,894	$ 275	$ 30,750	$ 331	$ 39,644	$ 606

Net Securities Gains (Losses)

(millions of Canadian dollars)	2009	2008	2007
Net realized gains (losses)			
Available-for-sale securities	$ (111)	$ 576	$ 364
Write-downs			
Available-for-sale securities[1]	(326)	(245)	(38)
Total	$ (437)	$ 331	$ 326

[1] Included in the impairment losses on available-for-sale securities is $88 million for the year ended October 31, 2009, (three months ended October 31, 2008 – nil, 2007 – n/a) which related to debt securities in the reclassified portfolio as described in 'Reclassification of Certain Debt Securities – 2008 Amendments' above. These losses were primarily offset by gains on credit protection held which were recorded in other income.

NOTE 3 LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

LOANS

Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are accounted for at amortized cost, net of an allowance for loan losses and net of unearned income, which includes prepaid interest, loan origination fees, commitment fees, loan syndication fees, and unamortized discounts.

Interest income is recorded on an accrual basis using the effective interest rate method. Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Using the effective interest rate method, changes in expected cash flows are recognized as an adjustment to the carrying value of the loan with an offset recognized in interest income in the reporting period in which the change occurred. The carrying value is recalculated by computing the present value of estimated future cash flows at the original effective interest rate inherent in the loan.

Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

ACCEPTANCES

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.

The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

IMPAIRED LOANS

An impaired loan is any loan when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, loans where a payment is contractually past due for 90 days are generally classified as impaired. A deposit with a bank is considered impaired when a payment is contractually past due for 21 days.

Following impairment, interest income is recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring credit loss. For business and government, personal, and small business loans, interest on impaired loans subsequently received is recorded initially to recover collection costs, principal and any previous write-offs or allowances. Any amounts remaining are then recorded as interest income. A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or restructured contractual conditions of the loan and all criteria for the impaired classification have been rectified.

The impact on net interest income due to impaired loans is as follows:

Impact on Net Interest Income due to Impaired Loans

(millions of Canadian dollars)	**2009**	2008	2007
Reduction in net interest income due to impaired loans	**$ 97**	$ 66	$ 44
Recoveries	**(3)**	(6)	(5)
	$ 94	$ 60	$ 39

ALLOWANCE FOR CREDIT LOSSES

The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recorded in other liabilities.

The allowance consists of specific and general allowances. Specific allowances consist of provisions for losses on identifiable assets for which carrying values are higher than estimated realizable values. For debt securities classified as loans and large and medium-sized business and government loans, specific allowances are established on an individual loan basis to recognize credit losses. In these instances, the estimated realizable amount is generally measured by discounting the expected future cash flows at the original effective interest rate inherent in the loan. For personal and small business loans and credit card loans, specific allowances are calculated using a formula that takes into account recent loss experience.

General allowances include the accumulated provisions for losses which are considered to have occurred but cannot be determined on an item-by-item basis. The loans are grouped according to similar credit risk characteristics and the level of the general allowance for each group depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition, and other relevant indicators. General allowances are computed using credit risk models that consider probability of default (loss frequency), loss given default (loss severity), and exposure at default. This allowance, reviewed quarterly, reflects model and estimation risks in addition to management's judgment.

The change in the Bank's allowance for credit losses for the year ended October 31 is shown in the following table.

Loans, Impaired Loans and Allowance for Credit Losses

(millions of Canadian dollars)	Gross loans	Gross impaired loans	Specific allowance	Impaired loans net of specific allowance	General allowance	Total allowance for loan losses	Net loans
2009							
Residential mortgages[1]	**$ 65,665**	**$ 394**	**$ 34**	**$ 360**	**$ 18**	**$ 52**	**$ 65,613**
Consumer instalment and other personal	**94,357**	**274**	**112**	**162**	**378**	**490**	**93,867**
Credit card	**8,152**	**102**	**71**	**31**	**228**	**299**	**7,853**
Business and government[1]	**76,176**	**1,300**	**296**	**1,004**	**909**	**1,205**	**74,971**
Debt securities classified as loans[2]	**11,146**	**241**	**45**	**196**	**277**	**322**	**10,824**
Total	**$ 255,496**	**$ 2,311**	**$ 558**	**$ 1,753**	**$ 1,810**	**$ 2,368**	**$ 253,128**
2008							
Residential mortgages	$ 57,596	$ 264	$ 22	$ 242	$ 11	$ 33	$ 57,563
Consumer instalment and other personal	79,610	209	76	133	317	393	79,217
Credit card	7,387	82	44	38	228	272	7,115
Business and government[1]	76,567	602	210	392	628	838	75,729
Total	$ 221,160	$ 1,157	$ 352	$ 805	$ 1,184	$ 1,536	$ 219,624

	2009	2008
Average gross impaired loans during the year	**$ 1,799**	$ 903

[1] Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $140 million (amortized cost of $142 million), and loans designated as trading under the fair value option of $210 million (amortized cost of $226 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

[2] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).

Included in residential mortgages are Canadian government-insured mortgages of $48,359 million as at October 31, 2009 (2008 – $39,938 million). Included in consumer instalment and other personal loans are Canadian government-insured real estate personal loans of $31,899 million as at October 31, 2009 (2008 – $23,187 million).

Foreclosed assets are non-financial assets repossessed, such as real estate properties, which are made available for sale in an orderly manner, with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $247 million as at October 31, 2009 (2008 – $110 million) and a related allowance of $2 million (2008 – $1 million). The gross carrying value of non-financial assets repossessed during the year was not material. Financial assets repossessed, such as cash and bonds, are used in the Bank's daily trading and lending activities and are not differentiated from other financial assets in the portfolios.

Allowance for Credit Losses

(millions of Canadian dollars)	2009					2008	2007
	Specific allowance	**General allowance**	**Total**	Specific allowance	General allowance	Total	Total
Allowance for credit losses at beginning of year, as previously reported	**$ 352**	**$ 1,184**	**$ 1,536**	$ 203	$ 1,092	$ 1,295	$ 1,317
Impact due to transition adjustment on adoption of financial instruments amendments	**–**	**95**	**95**	–	–	–	–
Impact due to reporting-period alignment of U.S. entities[1]	**22**	**29**	**51**	–	–	–	–
Acquisitions[2]	**–**	**–**	**–**	–	–	–	14
Provision for credit losses[3]	**1,614**	**866**	**2,480**	934	129	1,063	645
Write-offs[4]	**(1,547)**	**–**	**(1,547)**	(946)	–	(946)	(763)
Recoveries	**109**	**–**	**109**	124	–	124	135
Foreign exchange and other adjustments	**8**	**(93)**	**(85)**	37	(37)	–	(53)
Allowance for credit losses at end of year	**$ 558**	**$ 2,081**	**$ 2,639**	$ 352	$ 1,184	$ 1,536	$ 1,295
Consisting of:							
Allowance for loan losses[5]	**$ 558**	**$ 1,810**	**$ 2,368**	$ 352	$ 1,184	$ 1,536	$ 1,295
Allowance for credit losses for off-balance sheet instruments[5]	**–**	**271**	**271**	–	–	–	–
Allowance for credit losses at end of year	**$ 558**	**$ 2,081**	**$ 2,639**	$ 352	$ 1,184	$ 1,536	$ 1,295

[1] The impact due to the alignment of reporting period of U.S. entities consists of the following: provision for credit losses – $80 million; write-offs – $35 million; recoveries – nil; and other – $6 million.

[2] All loans acquired from Commerce were recorded at their fair value on the date of acquisition which takes into consideration the credit quality of the loans. As a result, an allowance for credit losses was not recorded on acquisition.

[3] Includes $250 million related to debt securities classified as loans for 2009.

[4] For the year ended October 31, 2009, there were no write-offs related to restructured loans (2008 – nil; 2007 – nil).

[5] Effective 2009, the allowance for credit losses for off-balance sheet instruments is recorded in other liabilities. Prior year balances have not been reclassified.

Loans Past Due but not Impaired

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower. Debt securities classified as loans are considered to be contractually past due when actual cash flows are less than those cash flows estimated at acquisition. As at October 31, 2009, no debt securities classified as loans are contractually past due but not impaired.

The table below presents loans that are past due but not impaired, and generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.4 billion as at October 31, 2009 (2008 – $2.6 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the table below.

Loans Past Due but not Impaired

(millions of Canadian dollars)	2009				2008			
	1 to 30 days	**31 to 60 days**	**61 to 89 days**	**Total**	1 to 30 days	31 to 60 days	61 to 89 days	Total
Residential mortgages	**$ 861**	**$ 387**	**$ 67**	**$ 1,315**	$ 807	$ 357	$ 63	$ 1,227
Consumer instalment and other personal	**3,600**	**627**	**163**	**4,390**	3,234	570	131	3,935
Credit card	**355**	**79**	**49**	**483**	381	75	41	497
Business and government	**2,248**	**517**	**200**	**2,965**	2,729	256	80	3,065
Total	**$ 7,064**	**$ 1,610**	**$ 479**	**$ 9,153**	$ 7,151	$ 1,258	$ 315	$ 8,724

Collateral

As at October 31, 2009, the fair value of financial collateral held against loans that were past due but not impaired was $45 million (2008 – $23 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. For impaired loans, an assessment of the collateral is taken into consideration when estimating the net realizable amount of the loan.

The carrying value of loans renegotiated during the year ended October 31, 2009, that would otherwise have been impaired, was $18 million (2008 – $11 million).

NOTE 4 FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out below, and the asset or liability is so designated by the Bank on initial recognition. Financial instruments designated as trading under the fair value option and related interest and dividend income are accounted for on the same basis as securities classified as trading.

The Bank may designate financial assets and financial liabilities as trading when the designation:

i) eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or
ii) applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.

SECURITIES DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Certain securities that support insurance reserves within certain of the Bank's insurance subsidiaries have been designated as trading under the fair value option. The actuarial valuation of the insurance reserve is based on a discount factor using the market yield of the assets supporting the insurance reserve, with changes in the discount factor being recorded in the Consolidated Statement of Income. By designating the securities as trading under the fair value option, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as the loss or income resulting from changes to the discount rate used to value the insurance reserves.

Certain government and government insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank's overall interest rate risk management strategy and have been designated as trading under the fair value option. The derivatives are carried at fair value, with the change in fair value recognized in the Consolidated Statement of Income.

The total fair value of these securities was $3,236 million as at October 31, 2009 (2008 – $6,402 million). These securities are recorded in trading securities on the Consolidated Balance Sheet.

BUSINESS AND GOVERNMENT LOANS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Certain business and government loans held within a trading portfolio are designated as trading under the fair value option if the criteria described above are met. These loans are fair valued using broker quotes where available. Where broker quotes are not available or reliable, fair value is determined using valuation techniques which maximize the use of observable market inputs.

The total fair value of these loans was $210 million as at October 31, 2009 (2008 – $510 million). These loans are recorded in business and government loans on the Consolidated Balance Sheet.

As at October 31, 2009, the maximum credit exposure of loans designated as trading under the fair value option amounted to $210 million (2008 – $510 million). These loans are managed as part of a trading portfolio with risk limits that have been approved by the Bank's risk management group and are hedged with various financial instruments, including credit derivatives. The Bank also uses other instruments within this trading portfolio to hedge its total maximum exposure to loss. The change in fair value of these loans attributable to changes in credit risk that was recorded for the period was a loss of $16 million (2008 – $(109) million), calculated by determining the changes in credit spread implicit in the fair value of the loans.

INCOME (LOSS) FROM FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

During the year ended October 31, 2009, income (loss) representing net changes in the fair value of financial assets and financial liabilities designated as trading under the fair value option was $256 million (2008 – $(137) million; 2007 – $(55) million). Income (loss) from financial instruments designated as trading under the fair value option is included in other income. This income (loss) is primarily offset by the changes in the fair value of derivatives used to economically hedge these assets and is recorded in other income (loss).

NOTE 5 LOAN SECURITIZATIONS

When loan receivables are transferred in a securitization to a special purpose entity under terms that transfer control to third parties, and consideration other than beneficial interest in the transferred assets is received, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as defined in the CICA Accounting Guideline 12, *Transfers of Receivables*, the investors of the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than trivial benefit.

As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account.

A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions – credit losses, prepayment rates, forward yield curves and discount rates – commensurate with the risks involved.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. When the benefits of servicing are less than adequate, a servicing liability is recognized. Other retained interests are classified as trading securities and are carried at fair value with the changes in fair value recorded in trading income.

In most cases, the Bank retained the responsibility for servicing the assets securitized. The following table summarizes the Bank's securitization activity.

Securitization Activity

(millions of Canadian dollars)	**2009**					2008					2007
	Residential mortgage loans	**Personal loans**	**Credit card loans**	**Commercial mortgage loans**	**Total**	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Total
Gross proceeds	**$ 28,624**	**$ 3,429**	**$ –**	**$ 4**	**$ 32,057**	$ 12,070	$ 5,599	$ 1,600	$ 2	$ 19,271	$ 19,911
Retained interests recognized	**1,100**	**20**	**–**	**–**	**1,120**	305	51	12	–	368	325
Cash flows received on retained interests	**519**	**72**	**–**	**2**	**593**	221	90	43	2	356	364

The following table summarizes the impact of securitizations on the Bank's Consolidated Statement of Income.

Securitization Gain (Loss) and Income on Retained Interests

(millions of Canadian dollars)	2009					2008					2007
	Residential mortgage loans	**Personal loans**	**Credit card loans**	**Commercial mortgage loans**	**Total**	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Total
Gain (loss) on sale	**$ 301**	**$ 20**	**$ –**	**$ –**	**$ 321**	$ (21)	$ 50	$ 12	$ –	$ 41	$ 141
Income on retained interests[1]	**126**	**21**	**–**	**–**	**147**	96	17	77	–	190	256
Total	**$ 427**	**$ 41**	**$ –**	**$ –**	**$ 468**	$ 75	$ 67	$ 89	$ –	$ 231	$ 397

[1] Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income.

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key Assumptions

	2009				2008				2007			
	Residential mortgage loans	**Personal loans**	**Credit card loans**	**Commercial mortgage loans**	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	**18.8%**	**5.0%**	**n/a**	**5.2%**	18.4%	5.9%	43.5%	5.2%	20.0%	6.5%	43.0%	8.7%
Excess spread[2]	**1.4**	**0.5**	**n/a**	**1.0**	0.8	1.1	7.1	1.0	0.7	1.1	7.1	1.0
Discount rate	**3.2**	**3.4**	**n/a**	**5.8**	4.7	5.6	6.1	8.1	6.5	6.2	6.3	10.3
Expected credit losses[3]	**–**	**–**	**n/a**	**0.1**	–	–	2.4	0.1	–	–	2.1	0.1

[1] Represents monthly payment rate for secured personal and credit card loans and an annual prepayment rate for U.S. loans.

[2] The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.

[3] There are no expected credit losses for residential mortgage loans as the loans are government guaranteed.

During 2009, there were maturities of previously securitized loans and receivables of $4,566 million (2008 – $8,901 million; 2007 – $9,974 million) and the net proceeds from loan securitizations were $27,491 million (2008 – $10,370 million; 2007 – $9,937 million).

The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests to two adverse changes in each key assumption as at October 31, 2009. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes

(millions of Canadian dollars, except as noted)	2009				2008			
	Residential mortgage loans	**Personal loans**	**Credit card loans**	**Commercial mortgage loans**	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Fair value of retained interests	**$ 1,216**	**$ 121**	**$ –**	**$ 2**	$ 442	$ 80	$ –	$ 4
Discount rate	**3.4%**	**3.0%**	**–%**	**5.8%**	4.1%	4.2%	–%	8.1%
+10%	**$ (3)**	**$ –**	**$ –**	**$ –**	$ (2)	$ –	$ –	$ –
+20%	**(7)**	**(1)**	**–**	**–**	(4)	(1)	–	–
Prepayment rate	**18.8%**	**4.3%**	**–%**	**5.2%**	18.4%	5.7%	–%	5.2%
+10%	**$ (40)**	**$ (8)**	**$ –**	**$ –**	$ (14)	$ (6)	$ –	$ –
+20%	**(78)**	**(14)**	**–**	**–**	(27)	(11)	–	–
Expected credit losses	**–%**	**–%**	**–%**	**0.1%**	–%	–%	–%	0.1%
+10%	**$ –**	**$ –**	**$ –**	**$ –**	$ –	$ –	$ –	$ –
+20%	**–**	**–**	**–**	**–**	–	–	–	–

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

Loans Managed

(millions of Canadian dollars)	2009			2008		
	Gross loans	**Gross impaired loans**	**Write-offs, net of recoveries**	Gross loans	Gross impaired loans	Write-offs, net of recoveries
Type of loan						
Residential mortgages[1]	**$ 106,562**	**$ 394**	**$ 13**	$ 81,928	$ 264	$ 8
Consumer instalment and other personal	**101,319**	**286**	**599**	87,710	221	384
Credit card	**8,152**	**102**	**435**	7,387	82	300
Business and government and other loans[1]	**76,293**	**1,300**	**391**	76,715	602	145
Total loans managed	**292,326**	**2,082**	**1,438**	253,740	1,169	837
Less: Loans securitized						
Residential mortgages	**40,897**	**–**	**–**	24,332	–	–
Consumer instalment and other personal	**6,962**	**12**	**–**	8,100	12	1
Credit card	**–**	**–**	**–**	–	–	14
Business and government[2]	**117**	**–**	**–**	148	–	–
Total loans securitized	**47,976**	**12**	**–**	32,580	12	15
Debt securities classified as loans[3]	**11,146**	**241**	**–**	–	–	–
Impact due to reporting-period alignment of U.S. entities[4]	**n/a**	**n/a**	**35**	n/a	n/a	n/a
Total loans reported on the Consolidated Balance Sheet	**$ 255,496**	**$ 2,311**	**$ 1,473**	$ 221,160	$ 1,157	$ 822

[1] In 2009, multi-unit residential (MUR) mortgages and any related credit losses have been reclassified from residential mortgages to business and government retroactively to 2008.

[2] Commercial mortgage loans are included in business and government loans.

[3] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).

[4] As explained in Note 1, due to the alignment of reporting period of U.S. entities, the amounts relating to TD Bank, N.A., which includes TD Banknorth and Commerce, have been reflected in retained earnings.

NOTE 6 VARIABLE INTEREST ENTITIES

A VIE is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's expected residual returns, or both.

The Bank is the primary beneficiary of one significant VIE. This VIE is funded by the Bank and purchases senior tranches of securitized assets from the Bank's existing customers. As at October 31, 2009, the VIE had $2.1 billion (2008 – $1.9 billion) of assets, which included credit card loans, automobile loans and leases, and equipment loans and leases. All the assets were originated in Canada. The Bank is not restricted from accessing the VIE's assets to the extent of its entitlement under arrangements with the sellers. The Bank's maximum potential exposure to loss was $2.1 billion (2008 – $1.9 billion) as at October 31, 2009.

Until March 2009, the Bank was the primary beneficiary of an additional VIE, Lillooet Limited (Lillooet). As discussed further in Note 7, the Bank ceased to be the primary beneficiary of this VIE during the fiscal year.

The Bank holds significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank's variable interests in these non-consolidated VIEs are discussed as follows.

MULTI-SELLER CONDUITS

Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit.

The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity facilities can be drawn by the conduits if the conduit meets certain tests designed to ensure the Bank does not provide credit enhancement. From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits which is classified as trading securities. The Bank earns fees from the conduits which are recognized when earned. The Bank holds variable interests in these multi-seller conduits primarily through holding their commercial paper, providing liquidity facilities and earning fees; however, the Bank is not the primary beneficiary.

The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $7.5 billion as at October 31, 2009 (2008 – $10.7 billion). Further, the Bank has committed to an additional $1.0 billion (2008 – $1.8 billion) in liquidity facilities for asset-backed commercial paper that could potentially be issued by the conduits. As at October 31, 2009, the Bank also provided deal-specific credit enhancement in the amount of $134 million (2008 – $78 million).

SINGLE-SELLER CONDUITS

The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding, and to optimize management of its balance sheet.

As at October 31, 2009, the single-seller conduits had $5.1 billion (2008 – $5.1 billion) of commercial paper outstanding. While the probability of loss is negligible, the Bank's maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (2008 – $5.1 billion), of which $1.1 billion (2008 – $1.1 billion) related to personal loans that were government insured. Additionally, the Bank had retained interests of $121 million (2008 – $80 million) relating to excess spread.

OTHER FINANCING TRANSACTIONS

The Bank enters into transactions with major U.S. corporate clients through VIEs as a means to provide them with cost efficient financing. Under these transactions, as at October 31, 2009, the Bank provided approximately $2.0 billion (2008 – $2.1 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with A+ credit ratings on an S&P equivalent basis, fully covering its investments in these VIEs (2008 – AA). At inception or through recent restructuring of the transactions, the counterparties posted collateral with AAA ratings on an S&P equivalent basis in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. As at October 31, 2009, these VIEs had assets totalling approximately $10.6 billion (2008 – $10.6 billion). As at October 31, 2009, the Bank's maximum total exposure to loss before considering guarantees, recourse, collateral and credit default swap (CDS) was approximately $2.0 billion (2008 – $2.1 billion). As at October 31, 2009, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $383.6 million (2008 – $960 million). The transactions provide the Bank or the counterparties discretion to exit the transactions on short notice.

NOTE 7 ACQUISITIONS, DISPOSITIONS AND OTHER

a) Commerce Bancorp, Inc.

On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce Bancorp, Inc. (Commerce) for total consideration of $8,510 million, primarily paid in cash and common shares in the amount of $2,167 million and $6,147 million, respectively. Each share of Commerce was exchanged for 0.4142 of a Bank common share and US$10.50 in cash, resulting in the issuance of 83.3 million common shares of the Bank. The value of the 83.3 million common shares was determined based on the average market price of the Bank's common shares over the two-day period before and after the terms of the acquisition were agreed to and announced. The results of Commerce's operations are included with TD Bank, N.A. and are reported in U.S. Personal and Commercial Banking.

The following table presents the fair values of the assets and liabilities of Commerce as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired

(millions of Canadian dollars)	
Assets acquired	
Cash and cash equivalents	$ 408
Securities	25,154
Loans	18,171
Intangibles	
Core deposit intangibles	1,505
Other identifiable intangibles	9
Land, buildings and equipment	1,917
Future income tax assets	377
Other assets	3,272
	50,813
Less: Liabilities assumed	
Deposits	47,271
Obligations related to securities sold under repurchase agreements	105
Accrued restructuring costs	127
Other liabilities	1,074
	48,577
Fair value of identifiable net assets acquired	2,236
Goodwill	6,274
Total purchase consideration	$ 8,510

During the year ended October 31, 2009, goodwill decreased by $56 million from $6,330 to $6,274 million, primarily due to the completion of the valuation of the loan portfolio and a corresponding future income tax liability. The purchase price allocation, including the valuation of the assets and liabilities, was completed and finalized on March 31, 2009.

Goodwill arising from the acquisition is not amortized but assessed for impairment at least annually and when an event or change in circumstances indicates that there may be an impairment. Finite life intangible assets are amortized on an economic life basis over four to 14 years, based on their estimated useful lives.

b) TD AMERITRADE Holding Corporation

On January 24, 2009, the limit in the Bank's beneficial ownership of TD AMERITRADE Holding Corporation (TD Ameritrade) under the Stockholders Agreement increased from 39.9% to 45%. Pursuant to the terms of the Stockholders Agreement, the Bank will not exercise the voting rights in respect of any shares held in excess of the 45% limit. The Bank's ownership in TD Ameritrade fluctuated throughout the year due to continued repurchase activity by TD Ameritrade, the settlement of the amended hedging arrangement with Lillooet, and the issuance of shares by TD Ameritrade in connection with its acquisition of thinkorswim Group Inc. The Bank reports its investment in TD Ameritrade using the equity method of accounting. As at October 31, 2009, the Bank's reported investment in TD Ameritrade was 45.1% of the issued and outstanding shares of TD Ameritrade.

During the year, TD Ameritrade's repurchase activity temporarily increased the Bank's ownership position in TD Ameritrade to 47.5%. The issuance of shares by TD Ameritrade in connection with its acquisition of thinkorswim Group Inc. decreased the Bank's ownership position in TD Ameritrade from 47.5% to 45.2%. Lillooet was a VIE and the Bank was its primary beneficiary. The Bank had a hedging arrangement with Lillooet which provided the Bank with price protection should the Bank decide to increase its beneficial ownership in TD Ameritrade in 2009. On March 2, 2009, the Bank took delivery of 27 million shares in settlement of its amended hedging arrangement with Lillooet at a hedged cost to the Bank of US$515 million. Upon the settlement of the hedging arrangement, the Bank ceased to be the primary beneficiary of Lillooet and ceased to consolidate Lillooet's financial statements. The replacement of the amended hedge arrangement with the direct ownership of the 27 million shares had no material impact on the financial position or results of operations of the Bank.

c) TD Banknorth

Interchange Financial Services Corporation

TD Banknorth completed its acquisition of Interchange Financial Services Corporation (Interchange) January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth's sale of 13 million of its common shares to the Bank at a price of US$31.17 per share for $472 million (US$405 million). The acquisition of Interchange by TD Banknorth contributed the following assets and liabilities of Interchange to the Bank's Consolidated Balance Sheet at the date of acquisition: $1,283 million of personal/business loans and mortgages, $495 million of goodwill and intangibles, $123 million of other assets, $1,332 million of deposits, and $97 million of other liabilities. TD Banknorth consolidates the financial results of Interchange.

Going-private Transaction

On April 20, 2007, the Bank completed its privatization of TD Banknorth. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition was accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth's shares were delisted from the New York Stock Exchange.

As a result of the transaction, there was a net increase in goodwill and intangibles on the Bank's Consolidated Balance Sheet at the date of completion of the transaction of approximately $1.5 billion. Other purchase consideration allocation adjustments were not significant.

NOTE 8 DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments for trading purposes and non-trading purposes to manage the risks associated with its funding and investing strategies.

DERIVATIVES HELD FOR TRADING PURPOSES

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risks related to its trading portfolio. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in trading income.

DERIVATIVES HELD FOR NON-TRADING

When derivatives are held for non-trading purposes and when the transactions meet the requirements of Section 3865, *Hedges*, they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the requirements of Section 3865, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in other income.

HEDGING RELATIONSHIPS

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be deemed effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings, without any mitigating impact in earnings, where appropriate.

The gain or loss relating to the derivative component excluded from the assessment of hedge effectiveness is recognized immediately in the Consolidated Statement of Income.

When derivatives are designated as hedges, the Bank classifies them either as: i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges

The Bank's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the Consolidated Statement of Income in other income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income based on a recalculated effective interest rate over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to the Consolidated Statement of Income.

Cash Flow Hedges

The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates, or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows across all hedged exposures over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income in other income.

Amounts accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income in the period in which the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are included in the Consolidated Statement of Income upon the repatriation or disposal of the investment in the foreign operation.

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank's derivative contracts are over-the-counter (OTC) transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives

The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank's interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives

The Bank uses foreign exchange derivatives, such as futures, forwards and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank's foreign currency assets are greater or less than the liabilities in that currency, they create a foreign currency open position.

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives

The Bank uses credit derivatives such as CDS and total return swaps in managing risks of the Bank's corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank's portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives

The Bank also transacts equity and commodity derivatives in both the exchange and OTC markets.

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forward, futures, swaps and options, such as precious metals and energy-related products in both OTC and exchange markets.

The Bank issues certain loan commitments to customers in Canada at a fixed price. These funding commitments are accounted for as derivatives if there is past practice of selling the loans shortly after funding. These loan commitments are carried at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated as trading under the fair value option. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income.

Certain of the Bank's deposit obligations that vary according to the performance of certain equity levels or indices may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in other income as they arise. The Bank does not expect significant future earnings volatility as the embedded derivatives are effectively hedged. The fair value of the embedded derivatives are recorded on the Consolidated Balance Sheet as derivatives.

Fair Value of Derivative Financial Instruments

(millions of Canadian dollars)				2009		2008
	Average fair value for the year[1]		Year-end fair value		Year-end fair value	
	Positive	Negative	Positive	Negative	Positive	Negative
Derivative financial instruments held or issued for trading purposes						
Interest rate contracts						
Futures	$ 3	$ 15	$ 2	$ –	$ 1	$ 18
Forward rate agreements	89	71	78	74	91	77
Swaps	25,992	26,557	17,590	18,166	17,144	17,953
Options written	–	1,104	–	766	1	1,003
Options purchased	1,042	–	652	–	942	–
Total interest rate contracts	27,126	27,747	18,322	19,006	18,179	19,051
Foreign exchange contracts						
Forward contracts	11,991	9,545	6,907	5,251	21,518	16,996
Swaps	2,712	936	2,763	801	2,513	876
Cross-currency interest rate swaps	11,066	13,200	7,472	10,627	18,452	18,284
Options written	1	866	–	730	–	1,436
Options purchased	820	–	731	–	1,408	–
Total foreign exchange contracts	26,590	24,547	17,873	17,409	43,891	37,592
Credit derivatives						
Credit default swaps – protection purchased	4,913	161	1,102	287	8,658	220
Credit default swaps – protection sold	106	5,334	205	1,305	170	9,047
Other	31	20	9	–	40	14
Total credit derivative contracts	5,050	5,515	1,316	1,592	8,868	9,281
Other contracts						
Equity contracts	2,586	2,656	2,159	2,122	3,872	2,523
Commodity contracts	1,333	1,397	984	920	997	1,115
Fair value – trading	$ 62,685	$ 61,862	$ 40,654	$ 41,049	$ 75,807	$ 69,562
Derivative financial instruments held or issued for non-trading purposes						
Interest rate contracts						
Swaps	$ 6,793	$ 4,636	$ 5,675	$ 4,508	$ 3,623	$ 2,709
Options written	4	5	4	10	–	–
Options purchased	356	–	210	–	273	–
Total interest rate contracts	7,153	4,641	5,889	4,518	3,896	2,709
Foreign exchange contracts						
Forward contracts	854	612	123	700	1,166	881
Swaps	8	–	14	–	–	–
Cross-currency interest rate swaps	1,772	924	1,808	1,064	1,382	1,209
Total foreign exchange contracts	2,634	1,536	1,945	1,764	2,548	2,090
Credit derivatives						
Credit default swaps – protection purchased	621	72	164	103	928	15
Credit default swaps – protection sold	–	5	–	24	–	6
Total credit derivative contracts	621	77	164	127	928	21
Other contracts						
Equity contracts	483	302	793	694[2]	369	91
Commodity contracts	–	1	–	–	–	–
Fair value – non-trading	$ 10,891	$ 6,557	$ 8,791	$ 7,103	$ 7,741	$ 4,911
Total fair value	$ 73,576	$ 68,419	$ 49,445	$ 48,152	$ 83,548	$ 74,473

[1] The average fair value of trading derivative financial instruments for the year ended October 31, 2008 was: positive $41,977 million and negative $41,464 million. Averages are calculated on a monthly basis.

[2] In 2009, $642 million of embedded derivatives were reclassified from deposits to derivatives.

The following table distinguishes the derivative financial instruments held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships.

Fair Value of Non-Trading Derivative Financial Instruments

(millions of Canadian dollars)	Derivative assets			Derivative liabilities		
	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total	Derivatives in qualifying hedging relationships	Derivatives not in qualifying hedging relationships	Total
2009						
Derivative financial instruments held or issued for non-trading purposes						
Interest rate contracts						
Swaps	$ 2,851	$ 2,824	$ 5,675	$ 795	$ 3,713	$ 4,508
Options written	–	4	4	–	10	10
Options purchased	204	6	210	–	–	–
Total interest rate contracts	3,055	2,834	5,889	795	3,723	4,518
Foreign exchange contracts						
Forward contracts	119	4	123	695	5	700
Swaps	–	14	14	–	–	–
Cross-currency interest rate swaps	883	925	1,808	590	474	1,064
Total foreign exchange contracts	1,002	943	1,945	1,285	479	1,764
Credit derivatives						
Credit default swaps – protection purchased	–	164	164	–	103	103
Credit default swaps – protection sold	–	–	–	–	24	24
Total credit derivatives	–	164	164	–	127	127
Other contracts						
Equity contracts	–	793	793	–	694[1]	694
Total other contracts	–	793	793	–	694	694
Fair value – non-trading	$ 4,057	$ 4,734	$ 8,791	$ 2,080	$ 5,023	$ 7,103

[1] In 2009, $642 million of embedded derivatives were reclassified from deposits to derivatives.

The following tables disclose the impact of derivatives and hedged items, where appropriate, on the Consolidated Statement of Income and on other comprehensive income for the year ended October 31, 2009.

Fair Value Hedges

(millions of Canadian dollars)	Derivatives[1]	Hedged item[1]	Hedge ineffectiveness[2,3]	Amounts excluded from the assessment of hedge effectiveness[2,4]
2009				
Fair value hedges				
Interest rate contracts	$ (456)	$ 440	$ 16	$ (137)
Foreign exchange contracts	(159)	144	15	(20)
Total	$ (615)	$ 584	$ 31	$ (157)

[1] Amounts are recorded in net interest income, with the exception of hedge ineffectiveness.
[2] Amounts are recorded in other income.
[3] Hedge ineffectiveness for the year ended October 31, 2008 on fair value hedges was $9 million.
[4] Amounts excluded from the assessment of hedge effectiveness for the year ended October 31, 2008 were not significant.

Cash Flow and Net Investment Hedges

(millions of Canadian dollars)	Amounts recognized in OCI[1] on derivatives	Amounts reclassified from OCI[1] into income[2]	Hedge ineffectiveness[3,4]	Amounts excluded from the assessment of hedge effectiveness[3,5]
2009				
Cash flow hedges				
Interest rate contracts	$ 2,430	$ 1,880	$ 3	$ (1)
Foreign exchange contracts[6]	(794)	43	–	(1)
Other contracts	2	–	–	–
Total	$ 1,638	$ 1,923	$ 3	$ (2)
Net investment hedges				
Foreign exchange risk	$ 19	$ –	$ –	$ (17)

[1] Other comprehensive income presented in the table above are after-tax amounts.
[2] Amounts are recorded in net interest income.
[3] Amounts are recorded in other income.
[4] Hedge ineffectiveness for the year ended October 31, 2008 on cash flow hedges was $1 million.
[5] The effect of this exclusion for the year ended October 31, 2008 was not significant.
[6] Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships.

During the years ended October 31, 2009 and October 31, 2008, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.

Over the next 12 months, the Bank expects an estimated $999 million as at October 31, 2009 ($787 million as at October 31, 2008) in net gains reported in other comprehensive income to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 30 years. During the year ended October 31, 2009, there were no instances where forecasted transactions failed to occur.

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the year ended October 31, 2009. These gains (losses) are partially offset by gains (losses) recorded in the Consolidated Statement of Income and in other comprehensive income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships

(millions of Canadian dollars)	2009
Interest rate contracts[1]	$ (518)
Foreign exchange contracts[1]	(13)
Credit derivatives[1]	(866)
Equity[1]	116
Other contracts[1]	(2)
Total	**$ (1,283)**

[1] Amounts are recorded in other income.

Over-the-Counter and Exchange-Traded Derivative Financial Instruments

(billions of Canadian dollars)					2009	2008
		Trading				
	Over-the-counter	Exchange-traded	Total	Non-trading	Total	Total
Notional principal						
Interest rate contracts						
Futures	$ –	$ 173.7	$ 173.7	$ –	$ 173.7	$ 127.6
Forward rate agreements	111.2	–	111.2	–	111.2	90.6
Swaps	915.5	–	915.5	288.4	1,203.9	1,322.5
Options written	23.1	42.1	65.2	1.1	66.3	57.5
Options purchased	14.4	47.4	61.8	24.7	86.5	83.3
Total interest rate contracts	1,064.2	263.2	1,327.4	314.2	1,641.6	1,681.5
Foreign exchange contracts						
Futures	–	14.7	14.7	–	14.7	2.6
Forward contracts	305.3	–	305.3	31.4	336.7	429.7
Swaps	21.1	–	21.1	0.3	21.4	20.8
Cross-currency interest rate swaps	277.7	–	277.7	30.8	308.5	283.5
Options written	36.9	–	36.9	–	36.9	30.8
Options purchased	32.5	–	32.5	–	32.5	26.5
Total foreign exchange contracts	673.5	14.7	688.2	62.5	750.7	793.9
Credit derivatives						
Credit default swaps – protection purchased	32.8	–	32.8	8.1	40.9	124.2
Credit default swaps – protection sold	30.9	–	30.9	–	30.9	105.9
Other	–	–	–	–	–	0.2
Total credit derivative contracts	63.7	–	63.7	8.1	71.8	230.3
Other contracts						
Equity contracts	34.5	12.7	47.2	16.6	63.8[1]	72.1
Commodity contracts	9.0	2.6	11.6	–	11.6	16.8
Total	**$ 1,844.9**	**$ 293.2**	**$ 2,138.1**	**$ 401.4**	**$ 2,539.5**	$ 2,794.6

[1] In 2009, $7.6 billion of non-trading derivatives were reclassified from deposits to derivatives.

The following table discloses derivative financial instruments based on their contractual terms to maturity.

Derivative Financial Instruments by Term to Maturity

(billions of Canadian dollars)						2009	2008
	Remaining term to maturity						
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	Total	Total
Notional principal							
Interest rate contracts							
Futures	$ 145.9	$ 27.6	$ 0.1	$ –	$ 0.1	$ 173.7	$ 127.6
Forward rate agreements	105.0	6.2	–	–	–	111.2	90.6
Swaps	391.3	338.1	261.2	159.9	53.4	1,203.9	1,322.5
Options written	54.8	5.2	1.7	4.1	0.5	66.3	57.5
Options purchased	71.8	6.3	2.1	4.3	2.0	86.5	83.3
Total interest rate contracts	768.8	383.4	265.1	168.3	56.0	1,641.6	1,681.5
Foreign exchange contracts							
Futures	6.2	8.5	–	–	–	14.7	2.6
Forward contracts	289.0	34.5	12.9	0.3	–	336.7	429.7
Swaps	3.1	6.3	2.8	6.6	2.6	21.4	20.8
Cross-currency interest rate swaps	58.5	81.9	61.2	85.2	21.7	308.5	283.5
Options written	34.9	1.7	0.2	0.1	–	36.9	30.8
Options purchased	30.3	1.8	0.3	0.1	–	32.5	26.5
Total foreign exchange contracts	422.0	134.7	77.4	92.3	24.3	750.7	793.9
Credit derivatives							
Credit default swaps – protection purchased	7.9	13.8	9.3	9.9	–	40.9	124.2
Credit default swaps – protection sold	5.8	10.7	7.0	7.4	–	30.9	105.9
Other	–	–	–	–	–	–	0.2
Total credit derivative contracts	13.7	24.5	16.3	17.3	–	71.8	230.3
Other contracts							
Equity contracts	41.2	15.1	7.4	0.1	–	63.8[1]	72.1
Commodity contracts	8.5	2.8	0.3	–	–	11.6	16.8
Total	$ 1,254.2	$ 560.5	$ 366.5	$ 278.0	$ 80.3	$ 2,539.5	$ 2,794.6

[1] In 2009, $7.6 billion of non-trading derivatives were reclassified from deposits to derivatives.

DERIVATIVE-RELATED RISKS

Market Risk

Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank's trading business and is monitored independently by the Bank's Risk Management Group.

Credit Risk

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within the Wholesale Bank is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.

Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the table below entitled "Credit Exposure of Derivative Financial Instruments".

Also shown in the table entitled "Credit Exposure of Derivative Financial Instruments", is the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, and represents the Bank's maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit Exposure of Derivative Financial Instruments

(millions of Canadian dollars)			2009			2008
	Current replacement cost[1]	**Credit equivalent amount**	**Risk-weighted amount**	Current replacement cost[1]	Credit equivalent amount	Risk-weighted amount
Interest rate contracts						
Forward rate agreements	**$ 78**	**$ 109**	**$ 15**	$ 91	$ 104	$ 15
Swaps	**23,283**	**29,676**	**11,429**	20,727	27,751	10,133
Options purchased	**850**	**986**	**344**	1,198	1,483	711
Total interest rate contracts	**24,211**	**30,771**	**11,788**	22,016	29,338	10,859
Foreign exchange contracts						
Forward contracts	**6,905**	**11,890**	**2,128**	22,783	28,998	4,601
Swaps	**2,777**	**3,951**	**1,048**	2,414	3,705	1,262
Cross-currency interest rate swaps	**9,281**	**25,038**	**8,206**	19,835	33,212	8,689
Options purchased	**731**	**1,148**	**193**	1,408	1,799	366
Total foreign exchange contracts	**19,694**	**42,027**	**11,575**	46,440	67,714	14,918
Other contracts						
Credit derivatives	**1,302**	**4,511**	**1,535**	8,869	17,741	6,238
Equity contracts	**2,499**	**5,119**	**1,030**	3,725	6,871	928
Commodity contracts	**836**	**1,572**	**417**	835	1,937	599
Total derivative financial instruments	**48,542**	**84,000**	**26,345**	81,885	123,601	33,542
Less: impact of master netting agreements	**35,711**	**52,076**	**18,127**	60,572	79,854	23,269
Total derivative financial instruments after netting	**12,831**	**31,924**	**8,218**	21,313	43,747	10,273
Less: impact of collateral	**4,808**	**5,131**	**1,492**	8,499	9,544	2,115
Net derivative financial instruments	**$ 8,023**	**$ 26,793**	**$ 6,726**	$ 12,814	$ 34,203	$ 8,158

[1] Exchange-traded instruments and non-trading credit derivatives, which are given financial guarantee treatment for credit risk capital purposes, are excluded in accordance with the guidelines of OSFI. The total positive fair value of the excluded contracts as at October 31, 2009 was $903 million (2008 – $1,663 million).

Current Replacement Cost of Derivatives

(millions of Canadian dollars)		Canada[1]		United States[1]		Other international[1]		Total
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
By sector								
Financial	**$ 30,563**	$ 51,835	**$ 128**	$ 512	**$ 9,501**	$ 23,010	**$ 40,192**	$ 75,357
Government	**3,600**	2,030	**–**	–	**774**	340	**4,374**	2,370
Other	**2,810**	3,124	**717**	190	**449**	844	**3,976**	4,158
Current replacement cost	**$ 36,973**	$ 56,989	**$ 845**	$ 702	**$ 10,724**	$ 24,194	**$ 48,542**	$ 81,885
Less: impact of master netting agreements and collateral							**40,519**	69,071
Total							**$ 8,023**	$ 12,814

	2009	2008	**2009 % mix**	2008 % mix
By location of risk[2]				
Canada	**$ 4,269**	$ 4,310	**53.2%**	33.6%
United States	**1,590**	2,868	**19.8**	22.4
Other international				
United Kingdom	**191**	558	**2.4**	4.4
Europe – other	**1,373**	4,197	**17.1**	32.7
Other	**600**	881	**7.5**	6.9
Total other international	**2,164**	5,636	**27.0**	44.0
Total current replacement cost	**$ 8,023**	$ 12,814	**100.0%**	100.0%

[1] Based on geographic location of unit responsible for recording revenue.
[2] After impact of master netting agreements and collateral.

Certain of the Bank's derivative contracts are governed by master derivative agreements having provisions that may permit our counterparties to require, upon the occurrence of a certain contingent event, i) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty, or ii) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank's subsidiaries. At October 31, 2009, the aggregate net liability position of those contracts would require i) the posting of collateral or other acceptable remedy totalling $20 million in the event of a one-notch or two-notch downgrade in the Bank's senior debt ratings and ii) funding totalling nil following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two notch downgrade in the Bank's senior debt ratings.

Certain of the Bank's derivative contracts are governed by master derivative agreements having credit support provisions that permit our counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit our counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at October 31, 2009 the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $6 billion. The Bank has posted $5 billion of collateral for this exposure in the normal course of business. At October 31, 2009, the impact of a one-notch downgrade in the Bank's senior debt ratings would require the Bank to post an additional $0.5 billion of collateral to that posted in the normal course of business. A two-notch down grade in the Bank's senior debt ratings would require the Bank to post an additional $1.5 billion of collateral to that posted in the normal course of business.

NOTE 9 GOODWILL AND OTHER INTANGIBLES

GOODWILL

Goodwill represents the excess purchase price paid on acquisitions over the fair value assigned to identifiable net assets including identifiable intangible assets. Goodwill is not amortized but is assessed for impairment at least annually and when an event or change in circumstances indicates that there may be an impairment. Goodwill is allocated to reporting units that are either the operating business segment or the reporting unit below the segment. Goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified. As a result of annual impairment testing, no impairment write-downs were required for the years ended October 31, 2009, 2008, and 2007.

Goodwill by Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking	Wholesale Banking	Corporate	Total
2009						
Carrying value of goodwill at beginning of year	**$ 1,216**	**$ 585**	**$ 11,948**	**$ 146**	**$ 947**	**$ 14,842**
Goodwill arising on acquisitions	**–**	**10**	**(56)[3]**	**–**	**–**	**(46)**
Foreign currency translation adjustments and other	**–**	**(4)**	**223**	**–**	**–**	**219**
Carrying value of goodwill at end of year	**$ 1,216**	**$ 591**	**$ 12,115**	**$ 146**	**$ 947**	**$ 15,015**
2008						
Carrying value of goodwill at beginning of year	$ 1,088	$ 344	$ 6,340	$ 146	$ –	$ 7,918
Goodwill arising on acquisition of Commerce	–	–	6,330	–	–	6,330
Transfers during the year[1,2]	128	242	(1,317)	–	947	–
Sale of subsidiaries and other businesses	–	–	(56)	–	–	(56)
Foreign currency translation adjustments and other	–	(1)	651	–	–	650
Carrying value of goodwill at end of year	$ 1,216	$ 585	$ 11,948	$ 146	$ 947	$ 14,842

[1] During 2008, the insurance, credit card and wealth management businesses previously included in the U.S. Personal and Commercial Banking segment were transferred to the Canadian Personal and Commercial Banking and Wealth Management segments to align with how these businesses are now being managed on a North American basis. As a result, goodwill related to these transferred businesses was also transferred.

[2] The amount of goodwill recorded in the Consolidated Balance Sheet arising from the acquisition of Commerce is determined by using the average market price of the Bank's common shares over the two-day period before and after the terms of the acquisition were agreed to and announced. Goodwill recorded in U.S. Personal and Commercial Banking reflects the amount that would have been recorded if the market price of the Bank's common shares on the date of acquisition was used. The difference is recorded in the Corporate segment.

[3] During the year ended October 31, 2009, goodwill related to the Commerce acquisition decreased by $56 million from $6,330 million to $6,274 million, as described in Note 7a).

OTHER INTANGIBLES

The Bank's other intangible assets consist primarily of core deposit intangibles that represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition and term deposit, loan and mutual fund intangibles resulting from acquisitions. Other intangible assets are amortized over their estimated useful life (three to 20 years) proportionate to the expected economic benefit.

All other intangible assets are assessed for impairment at least annually and when an event or change in circumstances indicates that the assets might be impaired. As a result of annual impairment testing, no impairment write-downs were required for the years ended October 31, 2009, 2008, and 2007.

The following table presents details of the Bank's other intangible assets as at October 31:

Other Intangibles

(millions of Canadian dollars)			**2009**	2008
	Carrying value	**Accumulated amortization**	**Net carrying value**	Net carrying value
Core deposit intangible assets	**$ 5,310**	**$ (3,346)**	**$ 1,964**	$ 2,393
Other intangible assets	**5,015**	**(4,433)**	**582**	748
Total intangible assets[1]	**$ 10,325**	**$ (7,779)**	**$ 2,546**	$ 3,141

[1] Future amortization expense for the carrying amount of other intangible assets is estimated to be as follows for the next five years: 2010 – $572 million; 2011 – $530 million; 2012 – $260 million; 2013 – $227 million; and 2014 – $198 million.

NOTE 10 LAND, BUILDINGS AND EQUIPMENT

Buildings, equipment, furniture and fixtures, computer equipment and software, and leasehold improvements are recorded at cost less accumulated depreciation. Land is recorded at cost. Gains and losses on disposal are included in other income in the Consolidated Statement of Income. When land, buildings and equipment are no longer in use or considered impaired, they are written down to their net recoverable amount. The Bank evaluates the carrying value of long-lived assets whenever changes in circumstances indicate that a potential impairment has occurred. Impairment is considered to have occurred if the projected undiscounted cash flows resulting from the use and eventual disposition of the assets are less than their carrying value, at which time a write-down would be recorded.

The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation methods and rates by asset category are as follows:

Asset	Depreciation rate and method
Buildings	5% or 10%, declining balance
Computer equipment	3 to 7 years, straight-line
Computer software	3 to 7 years, straight-line
Furniture and fixtures	20%, declining balance
Other equipment	5 to 8 years, straight-line
Leasehold improvements	lesser of lease term plus one renewal or useful life, straight-line

Net Book Value

(millions of Canadian dollars)			2009	2008
	Cost	**Accumulated depreciation**	**Net book value**	Net book value
Land	**$ 804**	**$ –**	**$ 804**	$ 731
Buildings	**1,766**	**468**	**1,298**	1,091
Computer equipment and software	**1,163**	**661**	**502**	557
Furniture, fixtures and other equipment	**1,207**	**373**	**834**	854
Leasehold improvements	**1,181**	**541**	**640**	600
Total	**$ 6,121**	**$ 2,043**	**$ 4,078**	$ 3,833

Accumulated depreciation at the end of 2008 was $2,445 million. Depreciation expense for buildings and equipment amounted to $600 million for 2009 (2008 – $438 million; 2007 – $362 million).

NOTE 11 OTHER ASSETS

(millions of Canadian dollars)	2009	2008
Amounts receivable from brokers, dealers and clients	**$ 6,136**	$ 6,302
Accounts receivable, prepaid expenses and other items	**4,587**	4,352
Prepaid pension expense	**1,156**	637
Insurance-related assets, excluding investments	**1,110**	971
Accrued interest	**1,081**	2,081
Current income taxes receivable	**238**	1,941
Net future income tax asset	**–**	1,247
Total	**$ 14,308**	$ 17,531

NOTE 12 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2009 was $98 billion (2008 – $123 billion). Certain deposit liabilities are classified as trading and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type

(millions of Canadian dollars)	Demand	Notice	Term	2009 Total	2008 Total
Personal	**$ 48,742**	**$ 96,587**	**$ 77,899**	**$ 223,228**	$ 192,234
Banks	**2,612**	**814**	**2,054**	**5,480**	9,680
Business and government	**28,442**	**60,031**	**38,434**	**126,907**	129,086
Trading	**–**	**–**	**35,419**	**35,419**	44,694
Total[1]	**$ 79,796**	**$ 157,432**	**$ 153,806**	**$ 391,034**	$ 375,694

	2009	2008
Non-interest-bearing deposits included above		
In domestic offices	**$ 6,302**	$ 7,454
In foreign offices	**6,194**	4,582
Interest-bearing deposits included above		
In domestic offices	**219,890**	211,482
In foreign offices	**157,556**	151,360
U.S. federal funds deposited	**1,092**	816
Total[1]	**$ 391,034**	$ 375,694

[1] Included in deposit liabilities on the Consolidated Balance Sheet is $350 million (2008 – $350 million) due to TD Capital Trust II and $1,750 million (2008 – nil) due to TD Capital Trust IV.

Term Deposits

(millions of Canadian dollars)	Within 1 year	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	2009 Total	2008 Total
Personal	**$ 15,298**	**$ 12,223**	**$ 23,601**	**$ 8,331**	**$ 2,663**	**$ 15,783**	**$ 77,899**	$ 79,949
Banks	**1,798**	**224**	**7**	**–**	**–**	**25**	**2,054**	7,298
Business and government	**19,843**	**6,121**	**6,201**	**308**	**93**	**5,868**	**38,434**	49,635
Trading	**34,044**	**308**	**167**	**196**	**151**	**553**	**35,419**	44,694
Total	**$ 70,983**	**$ 18,876**	**$ 29,976**	**$ 8,835**	**$ 2,907**	**$ 22,229**	**$ 153,806**	$ 181,576

NOTE 13 OTHER LIABILITIES

(millions of Canadian dollars)	2009	2008
Amounts payable to brokers, dealers and clients	**$ 6,333**	$ 6,577
Accounts payable, accrued expenses and other items	**5,214**	3,548
Insurance-related liabilities	**3,730**	3,374
Accrued interest	**1,559**	2,334
Accrued salaries and employee benefits	**1,331**	976
Accrued benefit liability	**855**	837
Cheques and other items in transit	**610**	75
Net future income tax liability	**235**	–
Total	**$ 19,867**	$ 17,721

NOTE 14 SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Interest expense is recognized on the accrual basis using the effective interest rate method.

Subordinated Notes and Debentures

(millions of Canadian dollars)

Maturity date	Interest rate (%)	Earliest par redemption date	Foreign currency amount	2009	2008
December 2010 – August 2011	0%	–		$ 3	$ 5
June 2011[1]	7.63	–	US$203 million	220	218
May 2012[1]	7.00	–	US$209 million	226	227
August 2014	10.05	–		150	149
January 2016	4.32	January 2011		997	1,000
October 2016	4.87	October 2011		500	500
November 2017	5.38	November 2012		2,500	2,500
June 2018	5.69	June 2013		900	896
April 2020	5.48	April 2015		874	871
September 2022[1]	4.64	September 2017		270	270
July 2023	5.83	July 2018		650	650
May 2025	9.15	–		199	200
July 2030[1]	11.30	July 2010	US$11 million	11	11
October 2030[1]	10.88	October 2010	US$24 million	26	26
February 2031[1]	10.20	February 2011	US$4 million	4	4
April 2033[1]	6.45	October 2008		–	16
March 2034[1]	3.08	December 2009	US$21 million	22	22
June 2035[1]	6.12	September 2010	US$10 million	11	11
June 2035[1]	6.08	September 2010	US$10 million	11	11
October 2104	4.97	October 2015		796	800
December 2105	4.78	December 2016		2,233	2,249
December 2106	5.76	December 2017		1,780	1,800
				$ 12,383	$ 12,436

[1] Obligation of a subsidiary.

NEW ISSUES AND REDEMPTIONS

On November 1, 2007, the Bank issued $2.5 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.382% until November 1, 2012 and the bankers' acceptance rate plus 1.00% thereafter until maturity on November 1, 2017. The notes are redeemable at the Bank's option at par on November 1, 2012. The Bank has included the issue as Tier 2B regulatory capital.

On April 2, 2008, the Bank issued $500 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.48% until April 2, 2015 and the bankers' acceptance rate plus 2.00% thereafter until maturity on April 2, 2020. The notes are redeemable at the Bank's option at par on April 2, 2015. On July 7, 2008, the Bank issued a $375 million second tranche of its medium term notes maturing April 2, 2020 carrying the same terms and conditions as the original issue. The Bank has included the issues as Tier 2B regulatory capital.

On July 7, 2008, the Bank issued $650 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.828% until July 9, 2018 and the bankers' acceptance rate plus 2.55% thereafter until maturity on July 9, 2023. The notes are redeemable at the Bank's option at par on July 9, 2018. The Bank has included the issue as Tier 2B regulatory capital.

On September 5, 2008, the Bank redeemed all its outstanding $1 billion 4.54% subordinated debentures due September 5, 2013 at a redemption price of 100 per cent of the principal amount. The issue qualified as Tier 2B regulatory capital.

In September 2008, a subsidiary of the Bank redeemed US$74 million of junior subordinated debentures. Subsequently, in October 2008, a subsidiary of the Bank redeemed US$16 million of junior subordinated debentures. Of these issues, US$85 million qualified as Tier 2B regulatory capital.

REPAYMENT SCHEDULE

The aggregate maturities of the Bank's subordinated notes and debentures are as follows:

Maturities

(millions of Canadian dollars)	2009	2008
Within 1 year	$ –	$ 4
Over 1 year to 2 years	222	–
Over 2 years to 3 years	227	219
Over 3 years to 4 years	–	227
Over 4 years to 5 years	150	–
Over 5 years	11,784	11,986
Total	$ 12,383	$ 12,436

NOTE 15 LIABILITY FOR PREFERRED SHARES

The Bank classifies preferred shares, convertible into a variable number of the Bank's common shares at the holder's option, as liabilities for reporting purposes. Dividend payments on these preferred shares are recorded in interest expense.

Preferred shares without conversion rights are not classified as liabilities and are presented in Note 18.

Liability for Preferred Shares Issued and Outstanding

(millions of shares and millions of Canadian dollars)		**2009**		2008
	Number of shares	**Amount**	Number of shares	Amount
Class A Preferred shares				
Series M	**14.0**	**$ 350**	14.0	$ 350
Series N	**8.0**	**200**	8.0	200
Total	**22.0**	**$ 550**	22.0	$ 550

PREFERRED SHARES

None of the outstanding preferred shares are redeemable at the option of the holder. Redemptions and repurchases of all preferred shares are subject to prior approval of OSFI.

Class A First Preferred Shares, Series M

The Series M shares are entitled to quarterly non-cumulative cash dividends, if declared, at a per annum rate of 4.70% per Series M share. The Series M shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2009, and at a declining premium to a price of $25.00 per share if redeemed on or after April 30, 2013. The Series M shares are convertible by the Bank, on or after April 30, 2009, into common shares of the Bank, determined by dividing the then applicable redemption price per Series M share by the greater of $2.00 and 95% of the average trading price of such common shares at that time. Each Series M share is convertible by the holder, on or after October 31, 2013, into common shares on the same terms as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividend to the date of conversion.

Class A First Preferred Shares, Series N

The Series N shares are entitled to quarterly non-cumulative cash dividends, if declared, at a per annum rate of 4.60% per Series N share. The Series N shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2009, and at a declining premium to a price of $25.00 per share if redeemed on or after April 30, 2013. The Series N shares are convertible by the Bank, on or after April 30, 2009, into common shares of the Bank, determined by dividing the then applicable redemption price per Series N share by the greater of $2.00 and 95% of the average trading price of such common shares at that time. Each Series N share is convertible by the holder, on or after January 31, 2014, into common shares on the same terms as described above. By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with unpaid dividend to the date of conversion.

NOTE 16 CAPITAL TRUST SECURITIES

Capital Trust Securities – Series 2009 (TD CaTS) were issued by TD Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in trust assets. Each TD CaTS may be automatically exchanged, without the consent of the holders, into one non-cumulative Class A First Preferred Share, Series A1 (Series A1 Share) of the Bank on the occurrence of certain circumstances. The Series A1 Shares are convertible into a variable number of the Bank's common shares at the holder's option. Subsequent to year-end, on November 5, 2009, the Trust announced its intention to redeem all 900,000 outstanding TD CaTS on December 31, 2009 at a redemption price per unit of $1,000 plus any unpaid distribution.

TD Capital Trust II Securities – Series 2012-1 (TD CaTS II) were issued by TD Capital Trust II (Trust II), an open-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in a Bank deposit note. Each TD CaTS II may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A3 (Series A3 Shares) of the Bank on the occurrence of certain circumstances. The Series A3 Shares are convertible into a variable number of the Bank's common shares at the holder's option. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it.

TD Capital Trust III Securities – Series 2008 (TD CaTS III) were issued by TD Capital Trust III (Trust III), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in trust assets. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain circumstances. TD CaTS III are not convertible or redeemable at the holder's option.

TD Capital Trust IV Notes – Series 1 due June 30, 2108 (TD CaTS IV Notes – Series 1), TD Capital Trust IV Notes – Series 2 due June 30, 2108 (TD CaTS IV Notes – Series 2) and TD Capital Trust IV Notes – Series 3 due June 30, 2108 (TD CaTS IV Notes – Series 3) (collectively, TD CaTS IV Notes) were issued by TD Capital Trust IV (Trust IV), a trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuances were invested in Bank deposit notes. Each TD CaTS IV Note – Series 1 and TD CaTS IV Note – Series 2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV Note – Series 3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain circumstances. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank. Trust IV is a variable interest entity. As the Bank is not the primary beneficiary of Trust IV, the Bank does not consolidate it.

TD CaTS, TD CaTS II, TD CaTS III and TD CaTS IV Notes all qualify as Tier 1 regulatory capital of the Bank.

Capital Trust Securities

(millions of Canadian dollars, except as noted)	Thousands of units	Distribution/ Interest payment dates	Annual yield	Redemption date – At the option of the issuer	Conversion date – At the option of the holder	**2009**	2008
Included in liability for capital trust securities on the Consolidated Balance Sheet							
Capital Trust Securities – Series 2009	900	June 30, Dec. 31	7.60%	June 30, 2005[1]	June 30, 2010[2]	**$ 895**	$ 894
Included in non-controlling interests in subsidiaries on the Consolidated Balance Sheet							
TD Capital Trust III Securities – Series 2008	1,000	June 30, Dec. 31	7.243%	Dec. 31, 2013[1]		**$ 981**	$ 990
Deposit notes issued to Trust II and Trust IV, included in deposits on the Consolidated Balance Sheet[3]							
TD Capital Trust II Securities – Series 2012-1	350	June 30, Dec. 31	6.792%	Dec. 31, 2007[1]	At any time[4]	**$ 350**	$ 350
TD Capital Trust IV Notes – Series 1	550	June 30, Dec. 31	9.523%[5]	June 30, 2014[6]		**550**	–
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.00%[7]	June 30, 2014[6]		**450**	–
TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%[8]	Dec. 31, 2014[6]		**750**	–
	2,100					**$ 2,100**	$ 350

[1] On the redemption date and on any distribution date thereafter, the Trust may, with OSFI approval redeem TD CaTS, TD CaTS II or TD CaTS III, respectively, in whole, without the consent of the holders.

[2] On the conversion date and on any distribution date thereafter, holders may exchange each TD CaTS for one Series A1 Share of the Bank. The Series A1 Shares are convertible into a variable number of the Bank's common shares at the holder's option.

[3] TD CaTS II and TD CaTS IV Notes are not consolidated by the Bank. The deposit notes issued to Trust II and Trust IV are reported in Deposits. See Note 12.

[4] Holders may exchange each TD CaTS II for forty non-cumulative Class A First Preferred Shares, Series A2 (Series A2 Shares) of the Bank. The Series A2 Shares are convertible into a variable number of the Bank's common shares at the holder's option.

[5] For the period from and including January 26, 2009 to but excluding June 30, 2019. Starting on June 30, 2019 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 10.125%.

[6] On or after the redemption date, the Trust may, with OSFI approval redeem the TD CaTS IV Notes - Series 1, TD CaTS IV Notes – Series 2 or TD CaTS IV Notes – Series 3, respectively, in whole, without the consent of the holders.

[7] For the period from and including January 26, 2009 to but excluding June 30, 2039. Starting on June 30, 2039 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 9.735%.

[8] For the period from and including September 15, 2009 to but excluding June 30, 2021. Starting on June 30, 2021 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 4.00%.

NOTE 17 NON-CONTROLLING INTERESTS IN SUBSIDIARIES

(millions of Canadian dollars)	**2009**	2008
REIT preferred stock, Series A	**$ 532**	$ 523
TD Capital Trust III Securities – Series 2008	**981**	990
Other	**46**	47
Total non-controlling interests in subsidiaries	**$ 1,559**	$ 1,560

REIT PREFERRED STOCK, SERIES A

On May 17, 2007, a subsidiary of TD Bank, N.A. issued 500,000 non-cumulative REIT preferred stock, Series A for gross cash consideration of US$500 million. The Series A shares pay an annual non-cumulative dividend of 6.378%. The Series A shares are redeemable, in whole or in part, at par on October 15, 2017 and every five years thereafter and qualify as Tier 1 regulatory capital of the Bank.

TD CAPITAL TRUST III SECURITIES – SERIES 2008

On September 17, 2008, a subsidiary of the Bank issued $1 billion of TD CaTS III securities as described in Note 16.

NOTE 18 SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

On December 5, 2008, the Bank issued 35 million common shares for gross cash consideration of $1.38 billion. The common shares qualify as Tier 1 capital of the Bank.

Shares Issued and Outstanding

(millions of shares and millions of Canadian dollars)		**2009**		2008		2007
	Number of shares	**Amount**	Number of shares	Amount	Number of shares	Amount
Common Shares						
Balance at beginning of year	**810.1**	**$ 13,241**	717.8	$ 6,577	717.4	$ 6,334
Proceeds from shares issued on exercise of stock options	**4.6**	**247**	4.6	255	3.8	173
Shares issued as a result of dividend reinvestment plan	**8.8**	**451**	4.6	274	1.2	85
Proceeds from issuance of new shares	**34.9**	**1,381**	–	–	–	–
Repurchase of common shares	**–**	**–**	–	–	(5.0)	(45)
Shares issued on acquisition of Commerce	**–**	**–**	83.3	6,147	–	–
Impact of shares sold (acquired) for trading purposes[1]	**0.4**	**37**	(0.2)	(12)	0.4	30
Balance at end of year – common shares	**858.8**	**$ 15,357**	810.1	$ 13,241	717.8	$ 6,577
Class A Preferred Shares						
Series O	**17.0**	**$ 425**	17.0	$ 425	17.0	$ 425
Series P	**10.0**	**250**	10.0	250	–	–
Series Q	**8.0**	**200**	8.0	200	–	–
Series R	**10.0**	**250**	10.0	250	–	–
Series S	**10.0**	**250**	10.0	250	–	–
Series Y	**10.0**	**250**	10.0	250	–	–
Series AA	**10.0**	**250**	10.0	250	–	–
Series AC	**8.8**	**220**	–	–	–	–
Series AE	**12.0**	**300**	–	–	–	–
Series AG	**15.0**	**375**	–	–	–	–
Series AI	**11.0**	**275**	–	–	–	–
Series AK	**14.0**	**350**	–	–	–	–
Balance at end of year – preferred shares	**135.8**	**$ 3,395**	75.0	$ 1,875	17.0	$ 425

[1] Sold or purchased by subsidiaries of the Bank which are regulated securities entities in accordance with Regulation 92-313 under the *Bank Act*.

PREFERRED SHARES

Class A First Preferred Shares, Series O

On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O for gross cash consideration of $425 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.85% per Series O share. The Series O shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2010 and at a declining premium of $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2014. The Series O shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series P

On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2012 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2016. The Series P shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series Q

On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after January 31, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after January 31, 2017. The Series Q shares qualify as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series R

On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after April 30, 2017. The Series R shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series S

On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2013 and on July 31 every five years thereafter. The Series S shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series Y

On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2013 and on October 31 every five years thereafter. The Series Y shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AA
On September 12, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AA for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including September 12, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.96%. Holders of the Series AA shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AB, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AA shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AA shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AC
On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AC shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AE
On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AE shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AG
On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AG shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AI
On March 6, 2009, the Bank issued 11 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AI for gross cash consideration of $275 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including March 6, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.15%. Holders of the Series AI shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AJ, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AI shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter. The Series AI shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AK
On April 3, 2009, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AK for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including April 3, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.33%. Holders of the Series AK shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AK shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter. The Series AK shares qualify as Tier 1 capital of the Bank.

NORMAL COURSE ISSUER BID
The Bank did not have a normal course issue bid outstanding during fiscal 2008 or 2009.

DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank's discretion, or from the open market at market price. During the year, a total of 8.8 million common shares were issued from the Bank's treasury with a 1% discount. In 2008, 0.6 million common shares were issued from the Bank's treasury with no discount and 4.0 million common shares were issued from the Bank's treasury with a 1% discount under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS
The Bank is prohibited by the *Bank Act* from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the *Bank Act* or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either the Trust, Trust II, Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS, TD CaTS II, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

NOTE 19 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.

The Bank's objectives include:

- To provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank's common shareholders with a satisfactory return;
- To be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank's peers; and
- To achieve the most economically achievable overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.

The Bank's Total capital consists of two tiers of capital approved under OSFI's regulatory capital guidelines.

Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interests in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit), 50% of the shortfall in allowances related to the Internal Ratings Based (IRB) approach portfolios, 50% of substantial investments (not including insurance subsidiaries) and deductions from securitization investments.

Tier 2 capital includes items such as the general allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios, 50% of substantial investments, 100% of insurance subsidiaries and deductions from securitization investments.

Effective April 30, 2009 for accounting purposes, and effective October 31, 2008 for regulatory reporting purposes, the reporting period of TD Bank, N.A., which includes TD Banknorth and Commerce, was aligned with the rest of the Bank. Prior to April 30, 2009 and October 31, 2008, the Bank's financial statements and regulatory capital, respectively, were calculated incorporating TD Bank, N.A. on a one month lag.

Effective November 1, 2008, substantial investments held prior to January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. For regulatory capital purposes, insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI's Minimum Continuing Capital Surplus Requirements and the Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

During the year ended October 31, 2009, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the "International Convergence of Capital Measurement and Capital Standards – A Revised Framework" (Basel II) issued by the Basel Committee on Banking Supervision. The Bank's regulatory capital position as at October 31 was as follows:

Regulatory Capital Position

(millions of Canadian dollars, except as noted)	**2009**	2008
Tier 1 capital	**$ 21,407**	$ 20,679
Tier 1 capital ratio[1]	**11.3%**	9.8%
Total capital[2]	**$ 28,338**	$ 25,348
Total capital ratio[3]	**14.9%**	12.0%
Assets-to-capital multiple[4]	**17.1**	19.3

[1] Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
[2] Total capital includes Tier 1 and Tier 2 capital.
[3] Total capital ratio is calculated as Total capital divided by RWA.
[4] The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

NOTE 20 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income is composed of the Bank's net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations, net of net investment hedging activities, and changes in the fair value of derivative instruments designated as cash flow hedges, all net of income taxes.

The following table summarizes the Bank's accumulated other comprehensive income (loss), net of income taxes, as at October 31.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes

(millions of Canadian dollars)	**2009**[1]	2008
Net unrealized gain (loss) on available-for-sale securities, net of cash flow hedges[3]	**$ 739**	$ (1,409)
Net unrealized foreign currency translation loss on investments in subsidiaries, net of hedging activities[2,4]	**(1,539)**	(1,633)
Net gain on derivatives designated as cash flow hedges	**1,815**	1,393
Accumulated other comprehensive income (loss) balance as at October 31	**$ 1,015**	$ (1,649)

[1] This includes the impact of reporting-period alignment of U.S. entities, as explained in Note 1, and consists of the following: unrealized gains on available-for-sale securities, net of hedging activities – $199 million; unrealized foreign currency translation gains on investments in subsidiaries, net of hedging activities – $166 million; and losses on derivatives designated as cash flow hedges – $36 million.
[2] The Bank consolidated TD Bank, N.A. and reported the investment in TD Ameritrade using the foreign exchange rate as at September 30, 2008 as the results of these operations are included on a one month lag basis. If the October 31, 2008 foreign exchange rate had been used, there would have been an increase in the accumulated other comprehensive income of $3.347 billion, with a corresponding increase in the Bank's net assets.
[3] Includes impact of a transition adjustment on adoption of the 2009 Amendments to CICA Handbook Section 3855, as explained in Note 1a), of $563 million.
[4] Includes impact of a transition adjustment on adoption of the 2009 Amendments to CICA Handbook Section 3855, as explained in Note 1a), of $0.3 million.

NOTE 21 TRADING-RELATED INCOME

Trading assets and liabilities, including derivatives, certain loans held within a trading portfolio that are designated as trading under the fair value option, and trading loans are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.

Trading-related income comprises net interest income, trading income, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading securities, trading derivatives and trading loans. Realized and unrealized gains and losses on loans designated as trading under the fair value option are included in other income in the Consolidated Statement of Income.

Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.

Trading-related income by product line depicts trading income for each major trading category.

Trading-Related Income

(millions of Canadian dollars)	**2009**	2008	2007
Net interest income (loss)	**$ 1,210**	$ 379	$ (55)
Trading income (loss)	**685**	(794)	591
Loans designated as trading under the fair value option[1]	**47**	(165)	(38)
Total trading-related income (loss)	**$ 1,942**	$ (580)	$ 498
By product			
Interest rate and credit portfolios	**$ 1,292**	$ (663)	$ 239
Foreign exchange portfolios	**573**	481	312
Equity and other portfolios	**30**	(233)	(15)
Loans designated as trading under the fair value option	**47**	(165)	(38)
Total trading-related income (loss)	**$ 1,942**	$ (580)	$ 498

[1] Excludes amounts related to securities designated as trading under the fair value option that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

NOTE 22 INSURANCE

The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance and reinsurance.

Premiums, net of reinsurance, for short-duration contracts, primarily property and casualty, are deferred as unearned premiums and recognized in other income on a pro rata basis over the terms of the policies. Unearned premiums and ceded unearned premiums, representing the portion of net written premiums that pertain to the unexpired term of the policies in force, are recorded in other liabilities. Premiums, net of reinsurance, from long-duration contracts, primarily life insurance, are recognized when due in other income.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits, as determined by the appointed actuary in accordance with accepted actuarial practice, and are included in other liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during the year. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Claims relating to property and casualty insurance are expensed as incurred.

Insurance, Net of Claims

(millions of Canadian dollars)	**2009**	2008	2007
Net earned premiums and fees	**$ 2,802**	$ 2,701	$ 2,538
Claims and related expenses, net of reinsurance	**1,889**	1,774	1,533
	$ 913	$ 927	$ 1,005

NOTE 23 OTHER NON-INTEREST INCOME

Non-interest income – other income includes the following:

i) Non-trading foreign exchange income of $201 million (2008 – $206 million; 2007 – $172 million).

ii) Gain of $163 million in 2007 relating to restructuring of Visa. As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007, the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank's membership interest in Visa Canada Association.

iii) Loss of $564 million relating to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio (2008 – $(141) million; 2007 – nil).

iv) Loss of $196 million relating to the change in fair value of CDS hedging the corporate loan book, net of provision for credit losses (2008 – $(186) million; 2007 – $(46) million).

NOTE 24 STOCK-BASED COMPENSATION

The Bank operates various stock-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards granted after October 31, 2002. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock. No compensation expense was recorded for 23.9 million stock options awarded and outstanding prior to November 1, 2002, because the Bank prospectively adopted the current accounting standard on stock-based compensation. 2.3 million of these stock options remain unexercised, as at October 31, 2009.

STOCK OPTION PLAN

a) The Bank

The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a three or four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 5.7 million common shares have been reserved for future issuance (2008 – 9.2 million; 2007 – 11.0 million). The outstanding options expire on various dates to March 3, 2019. A summary of the Bank's stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity

(millions of shares, except as noted)	**2009**	**Weighted-average exercise price**	2008	Weighted-average exercise price	2007	Weighted-average exercise price
Number outstanding, beginning of year	**27.5**	**$ 55.37**	20.1	$ 45.02	18.3	$ 41.18
Conversion of TD Banknorth options to the Bank underlying	**–**	**–**	–	–	4.1	57.16
Conversion of Commerce options to the Bank underlying	**–**	**–**	10.8	54.63	–	–
Granted	**4.0**	**41.50**	2.0	72.67	1.5	67.42
Exercised	**(4.6)**	**39.26**	(4.6)	41.31	(3.8)	39.71
Forfeited/cancelled	**(1.0)**	**61.58**	(0.8)	64.06	–	54.46
Number outstanding, end of year	**25.9**	**$ 53.25**	27.5	$ 55.37	20.1	$ 45.02
Exercisable, end of year	**19.6**	**$ 53.41**	23.0	$ 53.27	15.0	$ 40.87

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2009.

Range of Exercise Prices

	Options outstanding			**Options exercisable**	
	Number outstanding (millions of shares)	**Weighted-average remaining contractual life (years)**	**Weighted-average exercise price**	**Number exercisable (millions of shares)**	**Weighted-average exercise price**
$15.97 – $32.95	**0.6**	**1.62**	**$ 27.21**	**0.6**	**$ 27.21**
$33.42 – $44.67	**10.2**	**3.86**	**39.76**	**6.4**	**38.77**
$46.42 – $55.90	**2.2**	**2.29**	**49.29**	**2.2**	**49.29**
$57.02 – $67.42	**8.1**	**5.06**	**61.91**	**7.0**	**61.46**
$68.70 – $77.42	**4.8**	**6.86**	**72.22**	**3.4**	**72.02**

Effective fiscal 2008, the fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. Prior to fiscal 2008, the fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model. The effect of the change in methodology was not material. The following assumptions were used: i) risk-free interest rate of 2.17% (2008 – 3.80%; 2007 – 3.90%); ii) expected option life of 5.6 years (2008 – 5.5 years; 2007 – 5.2 years); iii) expected volatility of 23.9% (2008 – 15.9%; 2007 – 19.5%); and iv) expected dividend yield of 3.0% (2008 – 2.85%; 2007 – 2.92%).

During the year, 4.0 million (2008 – 2.0 million; 2007 – 1.5 million) options were granted with a weighted-average fair value of $7.62 per option (2008 – $10.80 per option; 2007 – $11.46 per option). During the year, the Bank recognized compensation expense in the Consolidated Statement of Income of $30 million (2008 – $22 million; 2007 – $20 million) for the stock option awards granted.

b) TD Banknorth

As a result of the TD Banknorth privatization on April 20, 2007, 7.7 million TD Banknorth stock options were converted into 4.1 million stock options of the Bank using the exchange ratio set out in the merger agreement. The fair value of the converted options that were vested was $52 million on the conversion date, which was recorded in contributed surplus and was part of the purchase consideration.

TD Banknorth stock options that would have expired prior to December 31, 2008 were not converted, and were paid out in cash based on their intrinsic value of $7 million on the conversion date. These were part of the purchase consideration.

As a result of the conversion, there are no longer any TD Banknorth stock options outstanding.

c) Commerce
As a result of the Commerce acquisition on March 31, 2008, all of the Commerce stock options, aggregating to 19.6 million, vested on acquisition and were immediately converted into 10.8 million stock options of the Bank using the exchange ratio set out in the merger agreement. The fair value of the converted options was $263 million. This was recorded in contributed surplus and was part of the purchase consideration. As a result of the conversion, there are no longer any Commerce stock options outstanding.

OTHER STOCK-BASED COMPENSATION PLANS

a) The Bank
The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank's common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the vesting period. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank's total shareholder return relative to the average of the North American peer group. The number of such share units outstanding under these plans as at October 31, 2009 is 11 million (2008 – 9 million; 2007 – 8 million).

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant's annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank's common shares. The deferred share units are not redeemable by the participant until retirement, permanent disability or termination of employment or directorship and must be redeemed for cash by the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2009, 2.5 million deferred share units were outstanding (2008 – 2.3 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2009, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $235 million (2008 – $191 million; 2007 – $125 million). The compensation expense recognized before the effects of hedges was $309 million (2008 – $77 million; 2007 – $202 million).

b) TD Banknorth
TD Banknorth offered restricted share units and performance share unit plans for certain employees of TD Banknorth. Under these plans, participants were granted units equivalent to TD Banknorth common shares that generally vest at the end of three years. The number of performance share units was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. At the maturity date, the participant receives cash representing the value of the share units. As a result of the TD Banknorth privatization, share units were converted to the equivalent of the Bank's common shares using the exchange ratio set out in the merger agreement. In addition, for future performance periods, the final number of performance share units will be adjusted based on the Bank's total shareholder return relative to the average of the other major Canadian banks.

TD Banknorth also offered a performance-based restricted share unit plan to certain executives that provided for the grant of share units equivalent to the Bank's common shares which vest at the end of three years. The number of performance share units for the first two years of the performance period was adjusted to reflect the performance of TD Banknorth against an annual operating earnings per share growth target. As a result of the TD Banknorth privatization, the number of performance share units for the third and final year of the performance period will be adjusted based on the Bank's total shareholder return relative to the average of the other major Canadian banks.

The number of TD Banknorth share units under these plans as at October 31, 2009 was 0.4 million (2008 – 0.5 million; 2007 – 1.6 million). Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of share units are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. During the year, TD Banknorth recognized compensation expense, net of the effects of hedges, for these plans of $14 million (2008 – $32 million; 2007 – $37 million). The compensation expense recognized before the effects of hedges was $4 million (2008 – $12 million; 2007 – $46 million).

An employee stock purchase plan was available to employees with one year of service. Participation in the employee stock purchase plan ceased on December 31, 2006.

EMPLOYEE OWNERSHIP PLAN
The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions) to the Employee Ownership Plan. The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee's eligible earnings or $2,250, whichever comes first. Prior to March 1, 2007, employees could contribute up to 6% of their annual base earnings to a maximum of $4,500 per calendar year toward the purchase of the Bank's common shares. The Bank matched 50% of the employee contribution amount. The Bank's contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2009, the Bank's contributions totalled $52 million (2008 – $52 million; 2007 – $49 million) and were expensed as part of salaries and employee benefits incurred. As at October 31, 2009, an aggregate of 8.7 million common shares were held under the Employee Ownership Plan (2008 – 7.4 million; 2007 – 6.5 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank's basic and diluted earnings per share. Dividends earned on Bank common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

The Bank's principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the Society) and the TD Pension Plan (Canada) (the Plan), are defined benefit plans. The Society was closed to new members on January 30, 2009 and the Plan commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of combined plan membership. Funding for the Bank's principal pension plans is provided by contributions from the Bank and members of the plans as applicable. In addition, the Bank maintains other partially funded and non-funded pension plans for eligible employees, for which pension benefits are paid by the Bank.

The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. Non-pension employee benefit plans, where offered, generally include health care, life insurance and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Employees eligible for post-employment benefits are those on disability and maternity leave.

For the principal pension plans and the principal non-pension post-retirement benefit plan, actuarial valuations are prepared at least every three years to determine the present value of the accrued benefit liability. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate, which are reviewed annually by the Bank's actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the measurement date. The expense includes the cost of benefits for the current year's service, interest expense on liabilities, expected income on plan assets based on fair values and the amortization of plan amendments and actuarial gains or losses. Plan amendments are amortized on a straight-line basis over the expected average remaining service life of the active members for the principal pension plans (10 years for the Society and 11 years for the Plan) and the expected average remaining period to full eligibility for the principal non-pension post-retirement benefit plan (8 years). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is also amortized over the expected average remaining service life of the active members (10 years for the Society, 11 years for the Plan, and 15 years for the principal non-pension post-retirement benefit plan). The cumulative difference between expense and contributions is reported in other assets or other liabilities.

For the defined contribution plans, annual pension expense is equal to the Bank's contributions to the plans.

PENSION PLANS

The Bank's principal pension plans are mainly funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.

The Bank's contributions to the principal pension plans during 2009 were $626 million. These contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2008 and March 1, 2009 for the Society and the Plan, respectively. The next valuation dates for funding purposes are as at October 31, 2011 for both of the principal pension plans.

To develop the assumption for the expected long-term return on plan assets for the Bank's principal pension plans, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the investment policies of the principal pension plans. This resulted in the selection of the assumption for the expected long-term return on plan assets of 6.75% for the Society and 4.25% for the Plan.

The primary objective of the Society and the Plan is to achieve an annualized real rate of return of 3.00% and 2.50%, respectively, over rolling 10-year periods. The investment policies for the principal pension plans are detailed below and exclude Pension Enhancement Account (PEA) assets which are invested at the member's discretion in certain mutual funds.

Investment Policy

	Acceptable range	
Security	Society	Plan
Debt	30%–48%	95%–100%
Equity	35%–65%	0%
Alternative investments	0%–15%	0%
Cash equivalents	0%–4%	0%–5%

The investment policy of the Society is a balanced portfolio. Debt instruments of a non-government entity must not exceed 10% of the total debt portfolio. Non-government debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period except that up to 20% of the fair value of the bond mandate managed to the Scotia Capital Universe Bond Index may be invested in bonds with a credit rating below BBB. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio. The equity portfolio will generally be fully invested and broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio. Alternative investments include hedge funds and private equities. Futures contracts and options can be utilized provided they do not create additional financial leverage. However, the Society invests in hedge funds, which normally will employ leverage when executing their investment strategy. Substantially all assets must have readily determinable fair values. The Society was in compliance with its investment policy throughout the year.

The investment policy of the Plan, which commenced on March 1, 2009, is a high-quality, long-term fixed income portfolio. Debt instruments of a non-government entity must not exceed 80% of the total fund. Non-government debt instruments must meet or exceed a credit rating of BBB- (or equivalent) at the time of purchase and during the holding period. In addition, any debt instruments that are rated from BBB+ to BBB- (or equivalent) must not exceed 35% of the total fund. Asset backed securities must have a minimum credit rating of AAA and must not exceed 25% of the total fund. Substantially all assets must have readily determinable fair values.

The asset allocation as at July 31 by asset category for the Society (excluding PEA) is as follows:

Asset Allocation

			Society
Security	**2009**	2008	2007
Debt	**33%**	33%	35%
Equity	**55**	57	56
Alternative investments	**8**	8	7
Cash equivalents	**4**	2	2
Total	**100%**	100%	100%

The assets of the Plan were $1 million as at July 31, 2009.

For 2009, the Society's net assets included funded investments in the Bank and its affiliates which had a fair value of $4 million (2008 – $9 million; 2007 – $8 million).

The following table presents the financial position of the Bank's principal pension plans. The pension plan assets and obligations are measured as at July 31.

Principal Pension Plans Obligations, Assets and Funded Status

(millions of Canadian dollars)	**2009**	2008	2007
Accumulated benefit obligation at end of period	**$ 1,988**	$ 1,995	$ 1,852
Change in projected benefit obligation			
Projected benefit obligation at beginning of period	**2,201**	2,070	1,979
Service cost – benefits earned	**66**	78	65
Interest cost on projected benefit obligation	**143**	129	112
Members' contributions	**43**	36	33
Benefits paid	**(122)**	(110)	(103)
Actuarial losses	**21**	141	–
Change in actuarial assumptions	**(182)**	(149)	(32)
Plan amendments	**–**	6	16
Projected benefit obligation at end of period	**2,170**	2,201	2,070
Change in plan assets			
Plan assets at fair value at beginning of period	**2,138**	2,225	2,015
Actual income on plan assets	**73**	72	83
Gain (loss) on disposal of investments	**(138)**	10	131
Members' contributions	**43**	36	33
Employer's contributions	**583**	83	83
Increase (decrease) in unrealized gains on investments	**(130)**	(174)	16
Change in foreign currency exchange rate	**34**	4	(29)
Benefits paid	**(122)**	(110)	(103)
General and administrative expenses	**(8)**	(8)	(4)
Plan assets at fair value at end of period	**2,473**	2,138	2,225
Excess (deficit) of plan assets over projected benefit obligation[1]	**303**	(63)	155
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	**527**	414	190
Unrecognized prior service costs	**54**	64	68
Employer's contributions in fourth quarter	**72**	29	15
Prepaid pension expense	**$ 956**	$ 444	$ 428
Annual expense			
Net pension expense includes the following components:			
Service cost – benefits earned	**$ 68**	$ 78	$ 65
Interest cost on projected benefit obligation	**143**	129	112
Actual return on plan assets	**169**	96	(197)
Actuarial gains	**(161)**	(8)	(32)
Plan amendments	**–**	6	16
Difference between costs arising in the period and costs recognized in the period in respect of:			
Return on plan assets[2]	**(300)**	(246)	61
Actuarial losses[3]	**185**	22	41
Plan amendments[4]	**10**	4	(7)
Pension expense	**$ 114**	$ 81	$ 59
Actuarial assumptions used to determine the annual expense			
Weighted-average discount rate for projected benefit obligation[5]	**7.13%**	5.68%	5.50%
Weighted-average rate of compensation increase	**3.50**	3.50	3.50
Weighted-average expected long-term rate of return on plan assets[6]	**6.75**	6.75	6.75
Actuarial assumptions used to determine the benefit obligation at end of period			
Weighted-average discount rate for projected benefit obligation	**6.90%**	6.30%	5.60%
Weighted-average rate of compensation increase	**3.50**	3.50	3.50
Weighted-average expected long-term rate of return on plan assets[6]	**6.75**	6.75	6.75

[1] For the Plan, the projected benefit obligation and fair value of assets totalled $13 million and $1 million, respectively.
[2] Includes expected long-term return on plan assets of $131 million (2008 – $150 million; 2007 – $136 million) less actual return on plan assets of $(169) million (2008 – $(96) million; 2007 – $197 million).
[3] Includes loss recognized in fiscal 2009 of $24 million (2008 – $14 million; 2007 – $9 million) less actuarial gains on projected benefit obligation in the year of $(161) million (2008 – $(8) million; 2007 – $(32) million).
[4] Includes amortization of costs for plan amendments in fiscal 2009 of $10 million (2008 – $10 million; 2007 – $9 million) less actual cost of plan amendments in the year of nil (2008 –$6 million; 2007 – $16 million).
[5] The Society was re-measured on October 31, 2008 using a 7.4% discount rate (2007 – 5.7%), reflecting the actuarial valuation as at October 31, 2008. The Plan was measured on March 1, 2009, the commencement date of the Plan, using an 8.3% discount rate.
[6] Net of fees and expenses for the Society.

OTHER PENSION AND RETIREMENT PLANS

CT Pension Plan

As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Society. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan.

The following table presents the financial position of the defined benefit portion of the CT Plan. The pension plan assets and obligations are measured as at July 31.

CT Defined Benefit Pension Plan Obligations and Assets

(millions of Canadian dollars)	**2009**	2008	2007
Projected benefit obligation at end of period	**$ 326**	$ 338	$ 338
Plan assets at fair value at end of period	**330**	350	357
Prepaid pension expense	**65**	70	75
Pension expense	**5**	3	5

TD Bank, N.A. (which includes TD Banknorth and Commerce) Retirement Plans

TD Banknorth has a non-contributory defined benefit retirement plan covering most permanent employees. Supplemental retirement plans have been adopted for certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements. Effective December 31, 2008 benefit accruals under the retirement and supplemental retirement plans were frozen.

In addition, TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Effective January 1, 2009 the plan was amended to include a core contribution from TD Bank, N.A. for all employees and a transition contribution for certain employees. The additional amount contributed to the plan by TD Bank, N.A. for fiscal 2009 was $31 million.

The following table presents the financial position of the defined benefit portion of TD Banknorth's pension plan. The retirement plan assets and obligations are measured as at October 31.

TD Banknorth Defined Benefit Retirement Plan Obligations and Assets

(millions of Canadian dollars)	**2009**	2008	2007
Projected benefit obligation at end of period	**$ 445**	$ 311	$ 338
Plan assets at fair value at end of period	**411**	418	460
Prepaid pension expense	**135**	123	115
Pension expense	**(11)**	(1)	4

Supplemental Employee Retirement Plans

These plans are supplemental employee retirement plans which are partially funded for eligible employees.

The following table presents the financial position of the Bank's largest other retirement plans. The retirement plan assets and obligations are measured as at July 31.

Supplemental Retirement Plans Obligations and Assets

(millions of Canadian dollars)	**2009**	2008	2007
Projected benefit obligation at end of period	**$ 337**	$ 329	$ 342
Plan assets at fair value at end of period	**2**	2	–
Accrued benefit liability	**306**	292	271
Pension expense	**32**	32	33

Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

NON-PENSION POST-RETIREMENT BENEFIT PLANS

In addition to the Bank's pension plans, the Bank also provides health care, life insurance and dental benefits to retired Canadian-based employees who meet the age and service requirements.

The table below presents the financial position of the Bank's principal non-pension post-retirement benefit plan. The principal non-pension post-retirement benefit plan obligation is measured as at July 31.

Principal Non-Pension Post-Retirement Benefit Plan Obligations

(millions of Canadian dollars, except as noted)	**2009**	2008	2007
Change in projected benefit obligation			
Projected benefit obligation at beginning of period	**$ 329**	$ 396	$ 374
Service cost – benefits earned	**9**	12	11
Interest cost on projected benefit obligation	**21**	23	21
Plan amendments	**10**	–	–
Benefits paid	**(9)**	(9)	(8)
Actuarial gains	**(9)**	(93)	(2)
Projected benefit obligation at end of period	**351**	329	396
Unrecognized net loss from past experience, different from that assumed, and effects of changes in assumptions	**14**	23	120
Unamortized past service costs	**(32)**	(48)	(54)
Employer's contributions	**3**	2	3
Accrued benefit liability	**$ 366**	$ 352	$ 327
Annual expense			
Net non-pension post-retirement benefit expense includes the following components:			
Service cost – benefits earned	**$ 9**	$ 12	$ 11
Interest cost on projected benefit obligation	**21**	23	21
Actuarial gains	**(9)**	(93)	(2)
Plan amendments	**10**	–	–
Difference between costs arising in the period and costs recognized in the period in respect of:			
Actuarial losses[1]	**9**	98	8
Plan amendments[2]	**(16)**	(6)	(5)
Non-pension post-retirement benefit expense	**$ 24**	$ 34	$ 33
Actuarial assumptions used to determine the annual expense			
Weighted-average discount rate for projected benefit obligation	**6.30%**	5.60%	5.60%
Weighted-average rate of compensation increase	**3.50**	3.50	3.50
Actuarial assumptions used to determine the benefit obligation at end of period			
Weighted-average discount rate for projected benefit obligation	**6.70%**	6.30%	5.60%
Weighted-average rate of compensation increase	**3.50**	3.50	3.50

[1] Includes loss recognized in fiscal 2009 of nil (2008 – $5 million; 2007 – $6 million) less actuarial gains on projected benefit obligation in the year of $(9) million (2008 – $(93) million; 2007 – $(2) million).

[2] Includes amortization of costs for plan amendments in fiscal 2009 of $(6) million (2008 – $(6) million; 2007 – $(5) million) less actual cost of plan amendments in the year of $10 million (2008 – nil; 2007 – nil).

The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 6.70%. The rate is assumed to decrease gradually to 3.70% by the year 2028 and remain at that level thereafter.

For 2009, the effect of a one percentage point increase or decrease in the health care cost trend rate on the benefit expense is a $6 million increase and a $4 million decrease, respectively, and on the benefit obligation, a $53 million increase and a $43 million decrease, respectively.

CASH FLOWS AND AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET

The Bank's contributions to its pension plans and its principal non-pension post-retirement benefit plan are as follows:

Plan Contributions

(millions of Canadian dollars)	**2009**	2008	2007
Principal pension plans	**$ 626**	$ 96	$ 84
CT defined benefit pension plan	**–**	(1)	2
TD Banknorth defined benefit retirement plan	**–**	–	48
Supplemental employee retirement plans	**18**	11	16
Principal non-pension post-retirement benefit plan	**10**	9	9
Total	**$ 654**	$ 115	$ 159

Estimated Contributions

In 2010, the Bank or its subsidiaries expect to contribute $161 million to the principal pension plans, nil to the CT defined benefit pension plan, nil to the TD Banknorth defined benefit retirement plan, $14 million to the Bank's supplemental employee retirement plans and $14 million to the principal non-pension post-retirement benefit plan. Future contribution amounts may change upon the Bank's review of its contribution levels during the year.

Estimated Future Benefit Payments

Estimated future benefit payments under the principal pension plans are $123 million for 2010; $124 million for 2011; $125 million for 2012; $127 million for 2013; $129 million for 2014; and $690 million for 2015 to 2019.

Estimated future benefit payments under the principal non-pension post-retirement benefit plan are $14 million for 2010; $15 million for 2011; $16 million for 2012; $17 million for 2013; $19 million for 2014; and $113 million for 2015 to 2019.

The Bank recognized the following amounts in the Consolidated Balance Sheet for the year ended October 31:

Amounts Recognized in the Consolidated Balance Sheet

(millions of Canadian dollars)	**2009**	2008
Other assets		
Principal pension plans	**$ 956**	$ 444
CT defined benefit pension plan	**65**	70
TD Banknorth defined benefit retirement plan	**135**	123
Prepaid pension expense	**1,156**	637
Other liabilities		
Principal non-pension post-retirement benefit plan	**366**	352
Supplemental employee retirement plans	**306**	292
Other employee future benefits – net	**183**	193
Accrued benefit liability	**855**	837
Net amount recognized as at October 31	**$ 301**	$ (200)

NOTE 26 RESTRUCTURING COSTS

COMMERCE RESTRUCTURING AND INTEGRATION CHARGES

As a result of the acquisition of Commerce and related restructuring and integration initiatives, the Bank incurred $36 million in 2009 (2008 – $48 million) before-tax restructuring charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. In the Consolidated Statement of Income, the restructuring charges are included in restructuring costs.

During 2009, the Bank also incurred integration charges of $393 million (2008 – $63 million) before tax. Integration charges consisted of costs related to resources dedicated to the integration, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding) and integration related travel costs. In the Consolidated Statement of Income, the integration charges are included in non-interest expenses.

TD BANKNORTH RESTRUCTURING, PRIVATIZATION AND MERGER-RELATED CHARGES

As a result of the privatization of TD Banknorth and related restructuring initiatives undertaken within both TD Banknorth and TD Bank USA, N.A. (TD Bank USA) during 2007, the Bank incurred a total of $67 million before-tax restructuring charges of which $59 million related to TD Banknorth and $8 million related to TD Bank USA. The restructuring charges consisted primarily of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. In the Consolidated Statement of Income, the restructuring charges are included in restructuring costs.

During 2007, TD Banknorth also incurred privatization costs of $11 million before tax, which primarily consisted of legal and investment banking fees, and merger-related costs of $8 million in connection with the integration of Hudson United Bancorp (Hudson) and Interchange with TD Banknorth. In the Consolidated Statement of Income, the privatization and merger-related charges are included in other non-interest expenses.

As at October 31, 2009, the total unutilized balance of restructuring costs of $20 million (2008 – $29 million; 2007 – $29 million) shown in the following table is included in other liabilities in the Consolidated Balance Sheet:

Restructuring Costs

(millions of Canadian dollars)					**2009**	2008	2007
	Human resources	**Real estate**	**Tech-nology**	**Other**	**Total**	Total	Total
Balance at beginning of year	**$21**	**$ 5**	**$ 1**	**$ 2**	**$ 29**	$ 29	$ 27
Restructuring costs arising during the year:							
U.S. Personal and Commercial Banking	**–**	**36**	**–**	**–**	**36**	48	67
Amount utilized during the year:							
Wholesale Banking	**5**	**–**	**–**	**–**	**5**	7	10
U.S. Personal and Commercial Banking	**16**	**18**	**1**	**2**	**37**	41	55
Foreign exchange and other adjustments	**–**	**(3)**	**–**	**–**	**(3)**	–	–
Balance at end of year	**$ –**	**$ 20**	**$ –**	**$ –**	**$ 20**	$ 29	$ 29

NOTE 27 OTHER NON-INTEREST EXPENSES

Other non-interest expenses include the following:

i) A special assessment charge of $55 million before tax ($35 million after tax) or US$49 million before tax (US$31 million after tax), was finalized by the Federal Deposit Insurance Corporation (FDIC), in the U.S., on May 22, 2009.

ii) A charge for settlement of TD Banknorth shareholder litigation. Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders' Litigation effective June 24, 2009, and the settlement became final.

iii) A charge for restructuring and integration of $429 million relating to the acquisition of Commerce (2008 – $111 million; 2007 – nil). Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Consolidated Statement of Income, the restructuring and integration charges are included in non-interest expenses.

iv) A charge for amortization of intangibles of $653 million (2008 – $577 million; 2007 – $499 million).

v) A positive adjustment of $477 million resulted from the reversal of a part of the Bank's reserve related to Enron litigation in 2008.

NOTE 28 INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the 2009 Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance to the extent the future tax asset exceeds the amount that is more likely than not to be realized.

Provision for (Recovery of) Income Taxes

(millions of Canadian dollars)	**2009**	2008	2007
Provision for income taxes – Consolidated Statement of Income			
Current income taxes	**$ (95)**	$ 429	$ 974
Future income taxes	**336**	108	(121)
	241	537	853
Provision for income taxes – Statement of Other Comprehensive Income			
Current income taxes	**688**	(1,092)	980
Future income taxes	**798**	(598)	(78)
	1,486	(1,690)	902
Income taxes – other non-income related items including business combinations and other transition adjustments			
Current income taxes	**(18)**	–	(10)
Future income taxes	**348**	(463)	442
	330	(463)	432
Total provision for (recovery of) income taxes	**$ 2,057**	$ (1,616)	$ 2,187
Current income taxes			
Federal	**$ 539**	$ (529)	$ 1,120
Provincial	**297**	(237)	598
Foreign	**(261)**	103	226
	575	(663)	1,944
Future income taxes			
Federal	**446**	118	(37)
Provincial	**238**	57	(13)
Foreign	**798**	(1,128)	293
	1,482	(953)	243
Total provision for (recovery of) income taxes	**$ 2,057**	$ (1,616)	$ 2,187

Reconciliation to Statutory Tax Rate

(millions of Canadian dollars, except as noted)	**2009**		2008		2007	
Income taxes at Canadian statutory income tax rate	**$ 1,006**	**31.8%**	$ 1,342	32.7%	$ 1,627	34.9%
Increase (decrease) resulting from:						
Dividends received	**(333)**	**(10.5)**	(345)	(8.4)	(423)	(9.1)
Rate differentials on international operations	**(448)**	**(14.1)**	(457)	(11.1)	(336)	(7.2)
Future federal and provincial tax rate changes	**–**	**–**	1	–	12	0.3
Other – net	**16**	**0.4**	(4)	(0.1)	(27)	(0.6)
Provision for income taxes and effective income tax rate	**$ 241**	**7.6%**	$ 537	13.1%	$ 853	18.3%

The net future tax asset (liability) which is reported in other liabilities assets is composed of:

Net Future Income Tax Asset (Liability)

(millions of Canadian dollars)	2009	2008
Future income tax assets		
Allowance for credit losses	**$ 678**	$ 503
Premises and equipment	**170**	125
Deferred income	**–**	23
Securities	**65**	1,321
Goodwill	**67**	76
Employee benefits	**545**	431
Loss carry forward	**141**	580
Other	**35**	–
Total future income tax assets	**1,701**	3,059
Valuation allowance	**(124)**	(80)
Future income tax assets	**1,577**	2,979
Future income tax liabilities		
Intangible assets	**(898)**	(1,111)
Deferred income	**(72)**	–
Employee benefits	**(323)**	(140)
Other	**(519)**	(481)
Future income tax liabilities	**(1,812)**	(1,732)
Net future income tax asset (liability)[1]	**$ (235)**	$ 1,247

[1] Included in the October 31, 2009 net future income tax liability are future income tax assets/(liabilities) of $(473) million (2008 – $193 million) in Canada, $194 million (2008 – $1,031 million) in the United States and $44 million (2008 – $23 million) in international jurisdictions.

Earnings of certain subsidiaries would be subject to additional tax only upon repatriation. The Bank has not recognized a future income tax liability for this additional tax since it does not currently plan to repatriate the undistributed earnings. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated additional taxes payable would be $462 million as at October 31, 2009 (2008 – $473 million).

NOTE 29 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that the weighted-average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank's common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Such potential dilution is not recognized in a loss period.

Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	2009	2008	2007
Basic earnings per share			
Net income available to common shareholders	**$ 2,953**	$ 3,774	$ 3,977
Average number of common shares outstanding (millions)	**847.1**	769.6	718.6
Basic earnings per share (Canadian dollars)	**$ 3.49**	$ 4.90	$ 5.53
Diluted earnings per share			
Net income available to common shareholders	**2,953**	3,774	3,977
Average number of common shares outstanding (millions)	**847.1**	769.6	718.6
Stock options potentially exercisable as determined under the treasury stock method[1] (millions)	**3.0**	6.1	6.9
Average number of common shares outstanding – diluted (millions)	**850.1**	775.7	725.5
Diluted earnings per share[1] (Canadian dollars)	**$ 3.47**	$ 4.87	$ 5.48

[1] For 2009, the computation of diluted earnings per share excluded weighted-average options outstanding of 14,292 thousand with a weighted-average exercise price of $64.44 as the option price was greater than the average market price of the Bank's common shares. For 2008, the computation of diluted earnings per share excluded weighted-average options outstanding of 7,077 thousand with a weighted-average exercise price of $68.94 as the option price was greater than the average market price of the Bank's common shares. For 2007, the computation of diluted earnings per share excluded weighted-average options outstanding of 0.01 thousand with a weighted-average exercise price of $65.44 as the option price was greater than the average market price of the Bank's common shares.

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include securities and loans held in the trading portfolio, certain securities and loans, as well as loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading, and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which includes inputs from observable markets and accordingly give rise to an inception profit which is recognized into income upon initial recognition of the instrument. Inception profit is the difference between the fair value that is based on a valuation technique which includes inputs from observable markets, and the fair value at initial recognition represented by transaction price. When an instrument is measured using a valuation technique that significantly utilizes non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value.

Subsequent to initial recognition, the fair value of financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When there is no active market for the instrument, fair values are determined by using valuation techniques which utilize observable market inputs. These techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. For certain financial instruments, fair values may be determined in whole or in part from valuation techniques using non-observable market inputs.

A number of factors such as bid-offer spread, credit profile, input parameter, and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.

METHODS AND ASSUMPTIONS

The Bank calculates fair values based on the following methods of valuation and assumptions:

Financial Instruments Whose Carrying Value Approximates Fair Value

For certain financial assets and financial liabilities that are short term in nature or contain variable rate features, fair value is based on the appropriate prevailing interest rates and/or credit curves. The fair value of cash and due from banks, interest-bearing deposits with banks, customers' liability under acceptances, acceptances and securities borrowed or purchased under reverse repurchase agreements are considered to be equal to carrying value.

Securities

The methods used to determine fair value are described in Note 2. The fair value of securities is based on quoted market prices or, where quoted market prices are not readily available, quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased, including changes in the creditworthiness. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, in the absence of deterioration in credit, fair value is assumed to equal carrying value.

Debt securities classified as loans, by definition, do not include securities with quoted prices in active markets. As quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs.

The fair value of loans carried at fair value, which includes trading loans and loans designated as trading under the fair value option, is determined using broker quotes where available. Where broker quotes are not available or reliable, fair value is determined using valuation techniques which maximize the use of observable market inputs.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is determined using valuation models that incorporate prevailing market rates and prices of underlying instruments with similar maturities and characteristics.

The fair value of OTC derivatives is estimated using well established models, but is recorded net of valuation adjustments, which recognize the need to address input parameter, liquidity, and credit risks not appropriately captured by the valuation models. If there is uncertainty in the assumptions used to build a model, or if the models used are complex, a valuation adjustment to reflect model uncertainty is also recorded. If the model includes inputs that are not observable in the market, and those inputs are significant to the valuation, the derivative is initially valued at transaction price which is considered the best estimate of fair value. Any difference between the transaction price and the value determined by the valuation model at initial recognition is recognized into income as non-observable inputs become observable.

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment after adjusting for the value of collateral.

For non-trading derivatives, fair value is determined on the same basis as for trading derivatives.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using valuation techniques which maximize the use of observable market inputs.

Subordinated Notes and Debentures

The fair values of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities

The fair values for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities

(millions of Canadian dollars)	2009		2008	
	Carrying value	**Fair value**	Carrying value	Fair value
FINANCIAL ASSETS				
Cash and due from banks	**$ 2,414**	**$ 2,414**	$ 2,517	$ 2,517
Interest-bearing deposits with banks	**19,103**	**19,103**	15,429	15,429
Trading securities[1]				
Government and government-related securities	**$ 21,023**	**$ 21,023**	$ 20,993	$ 20,993
Other debt securities	**9,331**	**9,331**	15,281	15,281
Equity securities	**22,627**	**22,627**	22,697	22,697
Retained interests	**1,339**	**1,339**	526	526
Total trading securities	**$ 54,320**	**$ 54,320**	$ 59,497	$ 59,497
Available-for-sale securities				
Government and government-related securities	**$ 47,953**	**$ 47,953**	$ 44,579	$ 44,579
Other debt securities	**29,010**	**29,010**	19,886	19,886
Equity securities[3]	**1,915**	**2,144**	3,301	3,587
Debt securities reclassified from trading[4]	**5,963**	**5,963**	7,355	7,355
Total available-for-sale securities	**$ 84,841**	**$ 85,070**	$ 75,121	$ 75,407
Held-to-maturity securities[2]				
Government and government-related securities	**$ 9,024**	**$ 9,244**	$ 6,622	$ 6,675
Other debt securities	**638**	**653**	2,885	2,887
Total held-to-maturity securities	**$ 9,662**	**$ 9,897**	$ 9,507	$ 9,562
Securities purchased under reverse repurchase agreements	**$ 32,948**	**$ 32,948**	$ 42,425	$ 42,425
Loans[1,2]	**253,128**	**253,448**	219,624	218,308
Customers' liability under acceptances	**9,946**	**9,946**	11,040	11,040
Derivatives	**49,445**	**49,445**	83,548	83,548
Other assets	**9,503**	**9,503**	12,800	12,800
FINANCIAL LIABILITIES				
Deposits	**$ 355,615**	**$ 358,696**	$ 331,000	$ 333,080
Trading deposits	**35,419**	**35,419**	44,694	44,694
Acceptances	**9,946**	**9,946**	11,040	11,040
Obligations related to securities sold short	**17,641**	**17,641**	18,518	18,518
Obligations related to securities sold under repurchase agreements	**16,472**	**16,472**	18,654	18,654
Derivatives	**48,152**	**48,152**	74,473	74,473
Other liabilities	**14,717**	**14,717**	14,085	14,085
Subordinated notes and debentures	**12,383**	**13,087**	12,436	11,609
Liability for preferred shares and capital trust securities	**1,445**	**1,484**	1,444	1,472

[1] Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.

[2] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, and certain loans are classified as trading loans, as described in Note 1a).

[3] As at October 31, 2009, equity securities in the available-for-sale portfolio with a carrying value of $2,242 million (2008 – $1,504 million) do not have quoted market prices and are carried at cost. The fair value of these equity securities was $2,471 million (2008 – $1,790 million) and is included in the table above.

[4] Includes fair value of government and government-insured securities as at October 31, 2009, of $38 million (2008 – $41 million) and other debt securities of $5,925 million (2008 – $7,314 million).

Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices and inputs, consistent application of valuation models over a period of time, and the controls and processes over the valuation process. The valuations are also validated by past experience and through the actual cash settlement of contracts.

CICA Handbook Section 3862 requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests and certain derivative contracts.

The following table presents as at October 31, 2009, the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value:

Financial Assets and Liabilities Measured at Fair Value by Valuation Methodology

(millions of Canadian dollars)				2009
	Level 1	Level 2	Level 3	Total fair value
FINANCIAL ASSETS				
Trading securities[1]				
Government and government-related securities				
Canadian government debt				
Federal	$ 4,426	$ 5,580	$ 15	$ 10,021
Provinces	–	2,605	4	2,609
U.S. Federal, state, municipal governments, and agencies debt	542	4,509	39	5,090
Other OECD government guaranteed debt	–	2,010	4	2,014
Mortgage-backed securities				
Residential	–	1,289	–	1,289
Other debt securities				
Canadian issuers	34	2,439	48	2,521
Other issuers	–	6,498	312	6,810
Equity securities				
Preferred shares	33	–	–	33
Common shares	21,818	775	1	22,594
Retained interests	–	–	1,339	1,339
Total trading securities	$ 26,853	$ 25,705	$ 1,762	$ 54,320
Available-for-sale securities				
Government and government-related securities				
Canadian government debt				
Federal	$ 10,679	$ 202	$ –	$ 10,881
Provinces	–	380	–	380
U.S. Federal, state, municipal governments, and agencies debt	6	6,166	–	6,172
Other OECD government guaranteed debt	447	10,363	–	10,810
Mortgage-backed securities				
Residential	–	19,145	–	19,145
Other debt securities				
Asset-backed securities	97	11,963	–	12,060
Corporate and other debt	1,045	15,875	–	16,920
Equity securities				
Preferred shares	111	–	–	111
Common shares	89	68	–	157
Debt securities reclassified from trading[2]	–	5,795	168	5,963
Total available-for-sale securities	$ 12,474	$ 69,957	$ 168	$ 82,599
Loans[1]	$ –	$ 328	$ 22	$ 350
Derivatives	895	47,399	1,151	49,445
FINANCIAL LIABILITIES				
Trading deposits	$ –	$ 34,479	$ 940	$ 35,419
Obligations related to securities sold short	6,741	10,892	8	17,641
Derivatives	885	45,585	1,682	48,152

[1] Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.

[2] Includes fair value of government and government-insured securities as at October 31, 2009 of $38 million and other debt securities as at October 31, 2009 of $5,925 million.

There were no significant transfers between Level 1 and Level 2 during the year ended October 31, 2009.

The following table presents reconciliation for all assets and liabilities measured at fair value using significant non-observable inputs (level 3) for the year ended October 31, 2009.

Level 3 Reconciliation for Financial Assets and Liabilities Measured at Fair Value

(millions of Canadian dollars)		Total realized and unrealized gains (losses)		Movements			Transfers			Change in unrealized gains
	Fair value as at Nov. 1, 2008	Included in income[1]	Included in OCI	Purchases	Issuances	Other[2]	Into Level 3	Out of Level 3	Fair value as at Oct. 31, 2009	(losses) on instruments still held[3]
FINANCIAL ASSETS										
Trading securities										
Government and government-related securities										
Canadian government debt										
Federal	$ 26	$ 1	$ –	$ 1	$ –	$ (21)	$ 8	$ –	$ 15	$ –
Provinces	59	6	–	139	–	(254)	57	(3)	4	–
U.S. Federal, state, municipal governments, and agencies debt	46	1	–	3	–	(57)	46	–	39	(5)
Other OECD government guaranteed debt	381	16	–	118	–	(446)	40	(105)	4	–
Other debt securities										
Canadian issuers	375	(6)	–	36	–	(103)	52	(306)	48	(1)
Other issuers	711	76	–	216	–	(615)	387	(463)	312	34
Equity securities										
Common shares	–	–	–	78	–	(77)	–	–	1	–
Retained interests	523	(9)	–	–	1,262	(437)	–	–	1,339	(41)
Total trading securities	$ 2,121	$ 85	$ –	$ 591	$ 1,262	$ (2,010)	$ 590	$ (877)	$ 1,762	$ (13)
Available-for-sale										
Government and government-related securities										
U.S. Federal, state, municipal governments, and agencies debt	$ 10	$ –	$ –	$ –	$ –	$ (10)	$ –	$ –	$ –	$ –
Debt securities reclassified from trading	–	10	(3)	–	–	(30)	197	(6)	168	(17)
Total available-for-sale securities[4]	$ 10	$ 10	$ (3)	$ –	$ –	$ (40)	$ 197	$ (6)	$ 168	$ (17)
Loans[5]	$ 51	$ 2	$ –	$ –	$ –	$ (73)	$ 54	$ (12)	$ 22	$ (5)
FINANCIAL LIABILITIES										
Trading deposits	$ 583	$ 44	$ –	$ –	$ 574	$ (300)	$ 39	$ –	$ 940	$ 60
Obligations related to securities sold short	268	–	–	(26)	–	(173)	–	(61)	8	–
Derivatives[6]	(431)	(148)	–	(129)	353	614	270	2	531	96

[1] Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Consolidated Statement of Income.
[2] Consists of sales and settlements.
[3] Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.
[4] As at October 31, 2008, the Level 3 available-for-sale assets included $8,435 million of non-agency collateralized mortgage obligation debt securities. As a result of the 2009 Amendments to CICA Handbook Section 3855, the aforementioned available-for-sale securities were reclassified to loans on November 1, 2008, as described in Note 1a), and accordingly are not included in the November 1, 2008 opening balances.
[5] Includes trading loans.
[6] Consists of derivative assets of $1,151 million and derivative liabilities of $1,682 million, both of which are measured using level 3 inputs, as at October 31, 2009, which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occurred mainly due to the following reasons:

- Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
- Transfers from Level 2 to Level 3 occur when an instrument which was previously determined using valuation techniques with significant observable market inputs is now determined using valuation techniques with significant non-observable market inputs.

The following table demonstrates, the potential effect of using reasonable possible alternative assumptions for financial assets and financial liabilities held, as at October 31, 2009, that are classified as Level 3 in the fair value hierarchy. In calculating these ranges, the Bank considered the effects of changes to certain non-observable inputs such as correlation and recovery rates.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities

(millions of Canadian dollars)	2009	
	Impact to net assets	
	Decrease in fair value	Increase in fair value
Financial Assets and Liabilities		
Trading securities	$ 52	$ 54
Available-for-sale securities	3	3
Loans	2	2
Derivative assets	39	46
Trading deposits	5	5
Derivative liabilities	58	51
Total	**$ 159**	**$ 161**

As at October 31, 2008, the potential effect of using reasonable possible alternative assumptions for valuing the Level 3 financial instruments ranged from a reduction in the fair value by $556 million to an increase in the fair value by $554 million (before changes in valuation adjustments). The prior year ranges were calculated based on Level 3 balances which included non-agency collateralized mortgage obligation debt securities as reported prior to the Amendments to CICA Handbook Section 3855, as described in Note 1a).

A Level 3 financial asset or liability is first recognized at its transaction price. The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs used to value these instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable market inputs.

(millions of Canadian dollars)	2009	2008[1]
Balance at beginning of year	$ 33	$ 34
New transactions	4	6
Recognized in the Consolidated Statement of Income during the period	(18)	(7)
Balance at end of year	**$ 19**	$ 33

[1] Excludes valuation adjustments related to model and input parameter uncertainty of $48 million which are reflected in the fair value of the underlying instruments as determined by valuation techniques.

NOTE 31 INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table on the following page details interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management's estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category.

Interest Rate Risk

(billions of Canadian dollars, except as noted)								2009
	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Assets								
Cash resources and other	$ 1.0	$ 19.0	$ 0.1	$ 20.1	$ –	$ –	$ 1.4	$ 21.5
Effective yield		*0.2%*	*1.4%*		*–%*	*–%*		
Trading securities	$ 0.2	$ 7.8	$ 5.7	$ 13.7	$ 9.0	$ 8.9	$ 22.7	$ 54.3
Effective yield		*1.0%*	*0.8%*		*2.9%*	*2.6%*		
Available-for-sale	$ 0.1	$ 44.7	$ 9.1	$ 53.9	$ 25.8	$ 4.2	$ 0.9	$ 84.8
Effective yield		*0.5%*	*1.6%*		*2.8%*	*6.1%*		
Held-to-maturity	$ –	$ 0.9	$ 2.0	$ 2.9	$ 6.8	$ –	$ –	$ 9.7
Effective yield		*2.4%*	*3.4%*		*4.0%*	*–%*		
Securities purchased under reverse repurchase agreements	$ 5.8	$ 18.8	$ 2.3	$ 26.9	$ 2.3	$ 2.0	$ 1.8	$ 33.0
Effective yield		*0.5%*	*0.5%*		*1.8%*	*5.5%*		
Loans[1]	$ 7.0	$ 140.3	$ 20.7	$ 168.0	$ 62.6	$ 16.1	$ 6.4	$ 253.1
Effective yield		*4.6%*	*5.2%*		*5.3%*	*5.6%*		
Other	$ 59.5	$ –	$ –	$ 59.5	$ –	$ –	$ 41.3	$ 100.8
Total assets	**$ 73.6**	**$ 231.5**	**$ 39.9**	**$ 345.0**	**$ 106.5**	**$ 31.2**	**$ 74.5**	**$ 557.2**
Liabilities and shareholders' equity								
Trading deposits	$ –	$ 18.3	$ 15.7	$ 34.0	$ 0.1	$ 0.3	$ 1.0	$ 35.4
Effective yield		*0.8%*	*0.4%*		*1.5%*	*5.4%*		
Other deposits	$ 126.5	$ 36.7	$ 28.9	$ 192.1	$ 52.9	$ 5.5	$ 105.1	$ 355.6
Effective yield		*1.3%*	*2.3%*		*3.0%*	*6.4%*		
Obligations related to securities sold short	$ 17.6	$ –	$ –	$ 17.6	$ –	$ –	$ –	$ 17.6
Obligations related to securities sold under repurchase agreements	$ 0.1	$ 14.1	$ 1.6	$ 15.8	$ –	$ –	$ 0.7	$ 16.5
Effective yield		*0.3%*	*0.4%*		*–%*	*–%*		
Subordinated notes and debentures	$ –	$ 0.1	$ –	$ 0.1	$ 0.6	$ 11.7	$ –	$ 12.4
Effective yield		*0.2%*	*–%*		*8.0%*	*5.3%*		
Other	$ 58.1	$ –	$ 0.9	$ 59.0	$ 0.6	$ –	$ 21.4	$ 81.0
Shareholders' equity	$ –	$ –	$ –	$ –	$ 3.4	$ –	$ 35.3	$ 38.7
Total liabilities and shareholders' equity	**$ 202.3**	**$ 69.2**	**$ 47.1**	**$ 318.6**	**$ 57.6**	**$ 17.5**	**$ 163.5**	**$ 557.2**
Net position	**$ (128.7)**	**$ 162.3**	**$ (7.2)**	**$ 26.4**	**$ 48.9**	**$ 13.7**	**$ (89.0)**	**$ –**

[1] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).

Interest Rate Risk by Currency

(billions of Canadian dollars)	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	Over 1 year to 5 years	Over 5 years	Non-interest sensitive	Total
2009								
Canadian currency	**$ (82.0)**	**$ 109.9**	**$ 5.7**	**$ 33.6**	**$ 10.3**	**$ (4.1)**	**$ (69.3)**	**$ (29.5)**
Foreign currency	**(46.7)**	**52.4**	**(12.9)**	**(7.2)**	**38.6**	**17.8**	**(19.7)**	**29.5**
Net position	**$ (128.7)**	**$ 162.3**	**$ (7.2)**	**$ 26.4**	**$ 48.9**	**$ 13.7**	**$ (89.0)**	**$ –**
2008								
Total assets	$ 105.8	$ 193.6	$ 45.0	$344.4	$102.5	$ 30.0	$ 86.3	$563.2
Total liabilities and shareholders' equity	185.9	125.6	54.8	366.3	44.5	15.7	136.7	563.2
Net position	$ (80.1)	$ 68.0	$ (9.8)	$(21.9)	$ 58.0	$ 14.3	$ (50.4)	$ –

NOTE 32 CONTINGENT LIABILITIES, COMMITMENTS, PLEDGED ASSETS, COLLATERAL AND GUARANTEES

LITIGATION

The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers' liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 6.

The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments

(millions of Canadian dollars)	2009	2008
Financial and performance standby letters of credit	**$ 13,311**	$ 11,882
Documentary and commercial letters of credit	**354**	483
Commitments to extend credit[1]		
Original term to maturity of one year or less	**25,197**	32,706
Original term to maturity of more than one year	**36,182**	35,664
Total	**$ 75,044**	$ 80,735

[1] Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

In addition, the Bank is committed to fund $459 million of private equity investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $569 million for 2010; $530 million for 2011; $483 million for 2012; $456 million for 2013; $384 million for 2014; and $1,784 million for 2015 and thereafter.

Future minimum capital lease commitments where the annual payment is in excess of $100 thousand, is estimated at $20 million for 2010; $31 million for 2011; $6 million for 2012; $7 million for 2013; $7 million for 2014; and $15 million for 2015 and thereafter.

The premises and equipment net rental expense, included under non-interest expenses in the Consolidated Statement of Income, for the year ended October 31, 2009 was $844 million (2008 – $679 million; 2007 – $582 million).

Pledged Assets, Repurchase Agreements and Collateral

In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2009, securities and other assets with a carrying value of $31 billion (2008 – $41 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2009, assets with a carrying value of $8 billion (2008 – $9 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

In the ordinary course of business, the Bank enters into security lending arrangements where it agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent as at October 31, 2009 amounted to $13 billion (2008 – $10 billion).

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2009, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $23.2 billion (2008 – $24.6 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $6.3 billion as at October 31, 2009 (2008 – $7.4 billion).

GUARANTEES

Guarantees issued by the Bank include contracts that require payments to be made to the guaranteed party based on: i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; ii) failure of another party to perform under an obligating agreement; or iii) failure of another third party to pay its indebtedness when due. Guarantees are initially measured and recorded at their fair value with no subsequent remeasurement of fair value unless they qualify as derivatives, in which case, they are remeasured at fair value at each balance sheet date and reported as derivatives in other assets or other liabilities as appropriate. The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Recourse

In connection with certain asset sales, the Bank typically makes representations about the underlying assets in which the Bank may have an obligation to repurchase the assets or indemnify the purchaser against any loss. A repurchase obligation does not by itself preclude sale treatment if the transferor does not maintain effective control over the specific transferred assets. Generally, the term of these repurchase obligations do not exceed five years.

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. Generally, the term of these credit facilities do not exceed 16 years.

Written Options

Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2009 is $123 billion (2008 – $109 billion).

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank's request, to another entity.

The table below summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments

(millions of Canadian dollars)	**2009**	2008
Financial and performance standby letters of credit	**$ 12,999**	$ 11,627
Assets sold with recourse	**870**	507
Credit enhancements and other	**312**	254
Total	**$ 14,181**	$ 12,388

NOTE 33 CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank's portfolio could be sensitive to changing conditions in particular geographic regions.

(millions of Canadian dollars, except as noted)	Loans and customers' liability under acceptances[1]		Credit instruments[2,3]		Derivative financial instruments[4,5]	
	2009	2008	**2009**	2008	**2009**	2008
Canada	**71%**	73%	**62%**	64%	**34%**	24%
United States	**23**	25	**32**	27	**21**	23
United Kingdom	**1**	1	**2**	1	**12**	14
Europe – other	**–**	–	**2**	4	**26**	34
Other international	**1**	1	**2**	4	**7**	5
Debt securities classified as loans	**4**	–	**–**	–	**–**	–
Total	**100%**	100%	**100%**	100%	**100%**	100%
	$ 263,074	$ 230,664	**$ 75,044**	$ 80,735	**$ 48,542**	$ 81,885

[1] Of the total loans and customers' liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2009 was: Real estate 10% (2008 – 11%).

[2] As at October 31, 2009, the Bank had commitments and contingent liability contracts in the amount of $75,044 million (2008 – $80,735 million). Included are commitments to extend credit totalling $61,379 million (2008 – $68,370 million), of which the credit risk is dispersed as detailed in the table above.

[3] Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2009: Financial institutions 23% (2008 – 39%); real estate residential 9% (2008 – 6%); oil and gas 10% (2008 – 8%); government and public sector 7% (2008 – 2%); power and utilities 6% (2008 – 5%); automotive 5% (2008 – 3%); and other 8% (2008 – 6%).

[4] As at October 31, 2009, the current replacement cost of derivative financial instruments amounted to $48,542 million (2008 – $81,885 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above.

[5] The largest concentration by counterparty type was with financial institutions (including non banking financial institutions), which accounted for 83% of the total (2008 – 92%). The second largest concentration was with governments, which accounted for 9% of the total (2008 – 3%). No other industry segment exceeded 5% of the total.

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure

(millions of Canadian dollars)	**2009**	2008
Cash and due from banks	**$ 1,337**	$ 1,543
Interest-bearing deposits with banks	**19,103**	15,429
Securities[1]		
Trading		
Government and government-insured securities	**21,023**	20,993
Other debt securities	**9,331**	15,281
Retained Interest	**1,339**	526
Available-for-sale[2]		
Government and government-insured securities	**47,953**	44,579
Other debt securities	**34,973**	27,241
Held-to-maturity[2]		
Government and government-insured securities	**9,024**	6,622
Other debt securities	**638**	2,885
Securities purchased under reverse repurchase agreements	**32,948**	42,425
Loans		
Residential mortgages	**65,613**	57,563
Consumer instalment and other personal loans	**93,867**	79,217
Credit card loans	**7,853**	7,115
Business and government loans	**74,971**	75,729
Debt securities classified as loans[2]	**10,824**	–
Customers' liability under acceptances	**9,946**	11,040
Derivatives[3]	**84,000**	123,601
Other assets	**9,439**	12,758
Total assets	**534,182**	544,547
Credit instruments[4]	**75,044**	80,735
Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	**112,354**	109,986
Total credit exposure	**$ 721,580**	$ 735,268

[1] Excludes equity securities.

[2] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).

[3] The gross maximum credit exposure for derivatives is based on the credit equivalent amount. See Note 8.

[4] The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. See Note 32.

CREDIT QUALITY OF FINANCIAL ASSETS

The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the Standardized approach to credit risk. Under the Standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral and external credit assessments. These assets relate primarily to our U.S. Personal and Commercial Banking portfolio. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the risk rating for the standardized approach.

Financial Assets Subject to the Standardized Approach by Risk-Weights

(millions of Canadian dollars)	0%	20%	35%	50%	75%	100%	150%	Total
2009								
Loans								
Residential mortgages	**$ 91**	**$ –**	**$ 5,964**	**$ –**	**$ 1,266**	**$ 159**	**$ 3**	**$ 7,483**
Consumer instalment and other personal	**–**	**–**	**2,243**	**–**	**15,168**	**26**	**51**	**17,488**
Credit card	**–**	**–**	**–**	**–**	**820**	**–**	**23**	**843**
Business and government	**415**	**735**	**–**	**1**	**1,620**	**33,508**	**856**	**37,135**
Debt securities classified as loans[1]	**–**	**167**	**–**	**–**	**–**	**86**	**–**	**253**
Total loans	**506**	**902**	**8,207**	**1**	**18,874**	**33,779**	**933**	**63,202**
Securities – held-to-maturity								
Securities purchased under reverse repurchase agreement	**–**	**2,164**	**–**	**–**	**–**	**–**	**–**	**2,164**
Customers' liability under acceptances	**–**		**–**	**–**	**–**	**7**	**–**	**7**
Other assets[2]	**1,902**	**1,708**	**–**	**2**	**–**	**–**	**–**	**3,612**
Total assets	**2,408**	**4,774**	**8,207**	**3**	**18,874**	**33,786**	**933**	**68,985**
Off-balance sheet credit instruments	**5**	**1,626**	**–**	**–**	**295**	**8,929**	**–**	**10,855**
Total	**$ 2,413**	**$ 6,400**	**$ 8,207**	**$ 3**	**$ 19,169**	**$ 42,715**	**$ 933**	**$ 79,840**
2008								
Loans								
Residential mortgages	$ 48	$ –	$ 3,539	$ –	$ 1,193	$ 36	$ 1	$ 4,817
Consumer instalment and other personal	19	–	2,510	–	13,632	4	20	16,185
Credit card	–	–	–	–	727	–	12	739
Business and government	391	488	–	–	960	33,758	170	35,767
Total loans	458	488	6,049	–	16,512	33,798	203	57,508
Securities – held-to-maturity	–	–	–	–	–	33	–	33
Securities purchased under reverse repurchase agreement	4,801	958	–	–	–	–	–	5,759
Customers' liability under acceptances	–	–	–	–	–	6	–	6
Other assets[2]	43	1,201	–	–	–	–	–	1,244
Total assets	5,302	2,647	6,049	–	16,512	33,837	203	64,550
Off-balance sheet credit instruments	28	107	11	–	294	8,474	–	8,914
Total	$ 5,330	$ 2,754	$ 6,060	$ –	$ 16,806	$ 42,311	$ 203	$ 73,464

[1] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).

[2] Other assets include amounts due from banks and interest-bearing deposits with banks.

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank's historical loss experience (by counterparty type) and on other key risk assumptions. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating[1]

(millions of Canadian dollars)	Investment grade	Non-investment grade	Watch and classified	Impaired/ defaulted	Total
2009					
Loans					
Residential mortgages	**$ 38, 681**	**$ –**	**$ –**	**$ –**	**$ 38,681**
Consumer instalment and other personal	**31,951**	**235**	**–**	**–**	**32,186**
Business and government	**16,389**	**15,675**	**924**	**365**	**33,353**
Debt securities classified as loans[1]	**9,057**	**683**	**733**	**199**	**10,672**
Total loans	**96,078**	**16,593**	**1,657**	**564**	**114,892**
Securities – held-to-maturity	**9,662**	**–**	**–**	**–**	**9,662**
Securities purchased under reverse repurchase agreement	**27,094**	**3,690**	**–**	**–**	**30,784**
Customers' liability under acceptances	**5,040**	**4,798**	**96**	**5**	**9,939**
Other assets[2]	**15,785**	**52**	**4**	**–**	**15,841**
Total assets	**153,659**	**25,133**	**1,757**	**569**	**181,118**
Off-balance sheet credit instruments	**42,911**	**5,091**	**232**	**29**	**48,263**
Total	**$ 196,570**	**$ 30,224**	**$ 1,989**	**$ 598**	**$ 229,381**
2008					
Loans					
Residential mortgages	$ 42,767	$ 1,937	$ 13	$ 5	$ 44,722
Consumer instalment and other personal	22,939	320	–	–	23,259
Business and government	13,790	14,850	745	229	29,614
Total loans	79,496	17,107	758	234	97,595
Securities – held-to-maturity	8,904	360	–	–	9,264
Securities purchased under reverse repurchase agreement	32,487	4,179	–	–	36,666
Customers' liability under acceptances	6,106	4,738	190	–	11,034
Other assets[2]	13,138	186	–	25	13,349
Total assets	140,131	26,570	948	259	167,908
Off-balance sheet credit instruments	50,153	8,683	151	27	59,014
Total	$ 190,284	$ 35,253	$ 1,099	$ 286	$ 226,922

[1] As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a).

[2] Other assets include amounts due from banks and interest-bearing deposits with banks.

Retail Financial Assets Subject to the AIRB Approach by Risk Rating[1]

(millions of Canadian dollars)	Low risk	Normal risk	Medium risk	High risk	Default	Total
2009						
Loans						
Residential mortgages	**$ 6,586**	**$ 7,434**	**$ 4,257**	**$ 1,106**	**$ 118**	**$ 19,501**
Consumer instalment and other personal	**5,976**	**20,443**	**14,442**	**3,626**	**196**	**44,683**
Credit card	**655**	**1,831**	**2,554**	**2,198**	**71**	**7,309**
Business and government	**184**	**1,791**	**2,037**	**1,371**	**95**	**5,478**
Total loans	**13,401**	**31,499**	**23,290**	**8,301**	**480**	**76,971**
Total assets	**13,401**	**31,499**	**23,290**	**8,301**	**480**	**76,971**
Off-balance sheet credit instruments	**16,960**	**15,836**	**6,197**	**1,410**	**6**	**40,409**
Total	**$ 30,361**	**$ 47,335**	**$ 29,487**	**$ 9,711**	**$ 486**	**$ 117,380**
2008						
Loans						
Residential mortgages	$ 4,202	$ 6,177	$ 2,703	$ 332	$ 50	$ 13,464
Consumer instalment and other personal	7,348	20,263	9,219	3,170	166	40,166
Credit card	637	1,797	2,303	1,855	56	6,648
Business and government	137	1,586	2,096	1,364	86	5,269
Total loans	12,324	29,823	16,321	6,721	358	65,547
Total assets	12,324	29,823	16,321	6,721	358	65,547
Off-balance sheet credit instruments	19,796	15,762	5,902	1,586	6	43,052
Total	$ 32,120	$ 45,585	$ 22,223	$ 8,307	$ 364	$ 108,599

[1] Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated as trading under the fair value option, which are carried at fair value on the Consolidated Balance Sheet.

NOTE 34 SEGMENTED INFORMATION

For management reporting purposes, the Bank's operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank, and Wholesale Banking.

Canadian Personal and Commercial Banking comprises the Bank's personal and business banking in Canada as well as the Bank's global insurance operations and provides financial products and services to personal, small business, insurance, and commercial customers. Wealth Management provides investment products and services to institutional and retail investors and includes the Bank's equity investment in TD Ameritrade. U.S. Personal and Commercial Banking provides commercial banking, insurance agency, wealth management, mortgage banking and other financial services in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida. Wholesale Banking provides financial products and services to corporate, government, and institutional customers. Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to Canadian Personal and Commercial Banking, and the U.S. wealth management businesses to Wealth Management for management reporting purposes to align with how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.

The Bank's other activities are grouped into the Corporate segment. The Corporate segment includes activities from the effects of asset securitization programs, treasury management, general provision for credit losses, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax benefits, and residual unallocated revenue and expenses.

Results of each business segment reflect revenue, expenses, and assets and liabilities generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximate the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for operating business segments is presented before amortization of intangibles.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

As noted in Note 5, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and impairment related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale which is in compliance with appropriate accounting standards together with income earned on the retained interests net of credit losses incurred are included in other income.

The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment.

As discussed in Note 2, the Bank reclassified certain debt securities from trading to available-for-sale category effective August 1, 2008. As part of the Bank's trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment.

Results by Business Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	Wealth Management	U.S. Personal and Commercial Banking[1,2]	Wholesale Banking	Corporate	Total
2009						
Net interest income	**$ 6,348**	**$ 270**	**$ 3,607**	**$ 2,488**	**$ (1,387)**	**$ 11,326**
Non-interest income	**3,101**	**1,935**	**1,117**	**733**	**(352)**	**6,534**
Provision for credit losses	**1,155**	**–**	**948**	**164**	**213**	**2,480**
Non-interest expenses	**4,725**	**1,701**	**3,213**	**1,417**	**1,155**	**12,211**
Income before income taxes	**3,569**	**504**	**563**	**1,640**	**(3,107)**	**3,169**
Provision for (recovery of) income taxes	**1,097**	**159**	**(70)**	**503**	**(1,448)**	**241**
Non-controlling interests in subsidiaries, net of income taxes	**–**	**–**	**–**	**–**	**111**	**111**
Equity in net income of an associated company, net of income taxes	**–**	**252**	**–**	**–**	**51**	**303**
Net income (loss)	**$ 2,472**	**$ 597**	**$ 633**	**$ 1,137**	**$ (1,719)**	**$ 3,120**
Total assets						
Balance sheet	**$ 183,236**	**$ 20,592**	**$ 153,820**	**$ 164,939**	**$ 34,632**	**$ 557,219**
Securitized	**57,659**	**–**	**–**	**4,057**	**(13,740)**	**47,976**
2008						
Net interest income	$ 5,790	$ 347	$ 2,144	$ 1,318	$ (1,067)	$ 8,532
Non-interest income	3,036	1,981	853	(68)	335	6,137
Provision for (reversal of) credit losses	766	–	226	106	(35)	1,063
Non-interest expenses	4,522	1,615	1,791	1,199	375	9,502
Income before income taxes	3,538	713	980	(55)	(1,072)	4,104
Provision for (recovery of) income taxes	1,114	233	258	(120)	(948)	537
Non-controlling interests in subsidiaries, net of income taxes	–	–	–	–	43	43
Equity in net income of an associated company, net of income taxes	–	289	–	–	20	309
Net income (loss)	$ 2,424	$ 769	$ 722	$ 65	$ (147)	$ 3,833
Total assets						
Balance sheet	$ 172,389	$ 15,399	$ 126,996	$ 215,013	$ 33,417	$ 563,214
Securitized	42,817	–	–	3,022	(13,259)	32,580
2007						
Net interest income	$ 5,401	$ 318	$ 1,365	$ 875	$ (1,035)	$ 6,924
Other income	2,848	1,995	583	1,619	312	7,357
Provision for (reversal of) credit losses	608	–	120	48	(131)	645
Non-interest expenses	4,256	1,551	1,221	1,261	686	8,975
Income before income taxes	3,385	762	607	1,185	(1,278)	4,661
Provision for (recovery of) income taxes	1,132	261	196	361	(1,097)	853
Non-controlling interests in subsidiaries, net of income taxes	–	–	91	–	4	95
Equity in net income of an associated company, net of income taxes	–	261	–	–	23	284
Net income (loss)	$ 2,253	$ 762	$ 320	$ 824	$ (162)	$ 3,997
Total assets						
Balance sheet	$ 152,100	$ 14,900	$ 58,800	$ 177,200	$ 19,124	$ 422,124
Securitized	44,608	–	–	–	(16,292)	28,316

[1] Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking include Commerce. For details, see Note 7.

[2] As explained in Note 1, effective the second quarter ended April 30, 2009, as a result of the alignment of reporting period of U.S. entities, TD Bank, N.A., which includes TD Banknorth and Commerce, is consolidated using the same period as the Bank.

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)	Total revenue	Income before income taxes	Net income	Goodwill	Total assets
2009					
Canada	**$ 12,154**	**$ 2,938**	**$ 2,256**	**$ 1,529**	**$ 329,454**
United States	**3,906**	**(1,265)**	**(541)**	**13,432**	**177,593**
Other international	**1,800**	**1,496**	**1,405**	**54**	**50,172**
Total	**$ 17,860**	**$ 3,169**	**$ 3,120**	**$ 15,015**	**$ 557,219**
2008					
Canada	$ 10,770	$ 3,186	$ 2,486	$ 1,529	$ 352,418
United States	2,925	216	487	13,265	154,418
Other international	974	702	860	48	56,378
Total	$ 14,669	$ 4,104	$ 3,833	$ 14,842	$ 563,214
2007					
Canada	$ 10,619	$ 2,992	$ 2,314	$ 1,529	$ 275,931
United States	2,370	648	710	6,340	79,951
Other international	1,292	1,021	973	49	66,242
Total	$ 14,281	$ 4,661	$ 3,997	$ 7,918	$ 422,124

NOTE 35 RELATED-PARTY TRANSACTIONS

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

(millions of Canadian dollars)	**2009**	2008
Personal loans, including mortgages	**$ 9**	$ 11
Business loans	**175**	110
Total	**$ 184**	$ 121

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 24 for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

TD Ameritrade

Pursuant to a Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank designated four of 11 members of TD Ameritrade's Board of Directors and has the ability to designate a 12th director. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Money Market Deposit Account Agreement

The Bank is party to a money market deposit account (MMDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade money market deposit accounts as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the MMDA. The Bank paid fees of $653.7 million in 2009 (2008 – $657.0 million; 2007 – $592.3 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average balance of deposits during the period with a portion of the fee tied to the actual yield earned by the Bank on the investments, with the balance based on an agreed rate of return.

As at October 31, 2009, amounts receivable from TD Ameritrade were $39.8 million (2008 – $225.1 million). As at October 31, 2009, amounts payable to TD Ameritrade were $73.8 million (2008 – $115.3 million).

TRANSACTIONS WITH SYMCOR

The Bank has a one-third ownership in Symcor Inc. (Symcor), a North American provider of business process outsourcing services for the financial services industry, including cheque and payment processing, statement production and document management. The Bank accounts for Symcor's results using the equity method of accounting. During the year, the Bank paid $134.7 million (2008 – $164.0 million; 2007 – $128.7 million) for these services. As at October 31, 2009, the amount payable to Symcor was $12.3 million (2008 – $38.4 million).

NOTE 36 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section of the MD&A, relating to credit, market and liquidity risks are an integral part of the 2009 Consolidated Financial Statements.

PRINCIPAL SUBSIDIARIES

Canada

(millions of dollars)		As at October 31, 2009
Canada	Address of Head or Principal Office	Carrying value of shares owned by the Bank
CT Financial Assurance Company (99.9%)	Toronto, Ontario	$ 124
First Nations Bank of Canada (9% common shares)	Saskatoon, Saskatchewan	6
Meloche Monnex Inc.	Montreal, Quebec	1,225
Security National Insurance Company	Montreal, Quebec	
Primmum Insurance Company	Toronto, Ontario	
TD Direct Insurance Inc.	Toronto, Ontario	
TD General Insurance Company	Toronto, Ontario	
TD Home and Auto Insurance Company	Toronto, Ontario	
TD Asset Finance Corp.	Toronto, Ontario	139
TD Asset Management Inc.	Toronto, Ontario	442
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	
TDAM USA Inc.	Toronto, Ontario	3
TD Capital Funds Management Ltd.	Toronto, Ontario	1
TD Capital Group Limited	Toronto, Ontario	640
TD Capital Trust	Toronto, Ontario	885
TD Capital Trust III	Toronto, Ontario	442
TD Financing Services Home Inc.	Toronto, Ontario	2
TD Investment Services Inc.	Toronto, Ontario	23
TD Life Insurance Company	Toronto, Ontario	42
TD Mortgage Corporation	Toronto, Ontario	9,679
The Canada Trust Company	Toronto, Ontario	
TD Pacific Mortgage Corporation	Vancouver, British Columbia	
TD Mortgage Investment Corporation	Calgary, Alberta	523
TD Nordique Investments Limited	Vancouver, British Columbia	4,326
TD Parallel Private Equity Investors Ltd.	Toronto, Ontario	112
TD Securities Inc.	Toronto, Ontario	3,390
TD Timberlane Investments Limited	Vancouver, British Columbia	5,450
TD McMurray Investments Limited	Vancouver, British Columbia	
TD Redpath Investments Limited	Vancouver, British Columbia	
TD Riverside Investments Limited	Vancouver, British Columbia	
TD US P&C Holdings ULC	Calgary, Alberta	20,537
TD Bank US Holding Company (formerly TD Banknorth Inc.)	Portland, Maine	
TD Bank USA, National Association	Portland, Maine	
TD Bank, National Association	Wilmington, Delaware	
NA Asset Management, Inc.	Wilmington, Delaware	
TD Uccello Rosso Investments Korlátolt Felelősségű Társaság	Szombathely, Hungary	
TD Vermillion Holdings ULC	Calgary, Alberta	13,693
TD Financial International Ltd.	Hamilton, Bermuda	
Canada Trustco International Limited	St. Michael, Barbados	
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados	
Toronto Dominion International Inc.	St. Michael, Barbados	
TD Waterhouse Canada Inc.	Toronto, Ontario	1,787
thinkorswim Canada, Inc.	Moncton, New Brunswick	
Truscan Property Corporation	Toronto, Ontario	158
VFC Inc.	Toronto, Ontario	439

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of TD Capital Trust and TD Capital Trust III. Until November 1, 2009, First Nations Bank of Canada is a subsidiary and is included given the significance of the Bank's investment in its non-voting securities. Each subsidiary is incorporated in the country in which its head or principal office is located, except TDAM USA Inc. which is incorporated in Delaware, USA.

PRINCIPAL SUBSIDIARIES

United States and Other International

(millions of dollars)		As at October 31, 2009
United States	Address of Head or Principal Office	Carrying value of shares owned by the Bank
TD Discount Brokerage Acquisition LLC	Wilmington, Delaware	$ 1,054
TD AMERITRADE Holding Corporation (7.56%)	Omaha, Nebraska	
TD Discount Brokerage Hedging LLC	Wilmington, Delaware	499
TD AMERITRADE Holding Corporation (4.60%)	Omaha, Nebraska	
TD Discount Brokerage Holdings LLC	Wilmington, Delaware	3,840
TD AMERITRADE Holding Corporation (32.90%)	Omaha, Nebraska	
Toronto Dominion Holdings (U.S.A.), Inc.	Chicago, Illinois	1,526
TD Equity Options, Inc.	Chicago, Illinois	
Edge Trading Systems LLC	Chicago, Illinois	
TD Options LLC	Chicago, Illinois	
TD Holdings II Inc.	New York, New York	
TD Securities (USA) LLC	New York, New York	
TD Professional Execution, Inc.	Chicago, Illinois	
Toronto Dominion (Texas) LLC	New York, New York	
TD USA Insurance, Inc.	New York, New York	
Toronto Dominion (New York) LLC	New York, New York	
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	
Toronto Dominion Investments, Inc.	Houston, Texas	
Other International		
Internaxx Bank S.A. (75%)	Luxembourg, Luxembourg	33
NatWest Personal Financial Management Limited (50%)	London, England	60
NatWest Stockbrokers Limited	London, England	
TD Ireland	Dublin, Ireland	1,312
TD Global Finance	Dublin, Ireland	
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands	277
TD Waterhouse Investor Services (UK) Limited	Leeds, England	82
TD Waterhouse Investor Services (Europe) Limited	Leeds, England	
Toronto Dominion Australia Limited	Sydney, Australia	198
Toronto Dominion Investments B.V.	London, England	1,024
TD Bank Europe Limited	London, England	
Toronto Dominion Holdings (U.K.) Limited	London, England	
TD Securities Limited	London, England	
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	794

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed. Each subsidiary is incorporated in the country in which its head or principal office is located. TD AMERITRADE Holding Corporation is not a subsidiary of the Bank as the Bank does not control it; TD Discount Brokerage Acquisition LLC, TD Discount Brokerage Hedging LLC, TD Discount Brokerage Holdings LLC and their respective ownership of TD AMERITRADE Holding Corporation are included given the significance of the Bank's investment in TD AMERITRADE Holding Corporation.

Ten-year Statistical Review[1]

Condensed Consolidated Balance Sheet

(millions of Canadian dollars)	2009	2008	2007
Assets			
Cash resources and other	**$ 21,517**	$ 17,946	$ 16,536
Securities	**148,823**	144,125	123,036
Securities purchased under reverse repurchase agreements	**32,948**	42,425	27,648
Loans (net of allowance for credit losses)	**253,128**	219,624	175,915
Other	**100,803**	139,094	78,989
Total Assets	**557,219**	563,214	422,124
Liabilities			
Deposits	**$ 391,034**	$ 375,694	$ 276,393
Other	**112,078**	140,406	112,905
Subordinated notes and debentures	**12,383**	12,436	9,449
Liabilities for preferred shares and capital trust securities	**1,445**	1,444	1,449
Non-controlling interest in subsidiaries	**1,559**	1,560	524
	518,499	531,540	400,720
Shareholders' equity			
Common shares	**15,357**	13,241	6,577
Preferred shares	**3,395**	1,875	425
Contributed surplus	**321**	350	119
Retained earnings	**18,632**	17,857	15,954
Accumulated other comprehensive income (loss)	**1,015**	(1,649)	(1,671)
	38,720	31,674	21,404
Total Liabilities and Shareholders' equity	**$ 557,219**	$ 563,214	$ 422,124

Condensed Consolidated Statement of Income – Reported

(millions of Canadian dollars)	2009	2008	2007
Net interest income	**$ 11,326**	$ 8,532	$ 6,924
Non-interest income	**6,534**	6,137	7,357
Total revenue	**17,860**	14,669	14,281
Dilution gain on investment, net of cost	**–**	–	–
Provision for (reversal of) credit losses	**2,480**	1,063	645
Non-interest expenses	**12,211**	9,502	8,975
Income (loss) before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	**3,169**	4,104	4,661
Provision for (recovery of) income taxes	**241**	537	853
Non-controlling interests in subsidiaries, net of income taxes	**111**	43	95
Equity in net income of an associated company, net of income taxes	**303**	309	284
Net income (loss)	**3,120**	3,833	3,997
Preferred dividends	**167**	59	20
Net income (loss) available to common shareholders	**$ 2,953**	$ 3,774	$ 3,977

Condensed Consolidated Statement of Income – Adjusted

(millions of Canadian dollars)	2009	2008	2007
Net interest income	**$ 11,326**	$ 8,532	$ 6,924
Non-interest income	**7,294**	5,840	7,148
Total revenue	**18,620**	14,372	14,072
Dilution gain on investment, net of cost	**–**	–	–
Provision for credit losses	**2,225**	1,046	705
Non-interest expenses	**11,016**	9,291	8,390
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	**5,379**	4,035	4,977
Provision for income taxes	**923**	554	1,000
Non-controlling interests in subsidiaries, net of income taxes	**111**	43	119
Equity in net income of an associated company, net of income taxes	**371**	375	331
Net income	**4,716**	3,813	4,189
Preferred dividends	**167**	59	20
Net income available to common shareholders	**$ 4,549**	$ 3,754	$ 4,169

2006	2005	2004	2003	2002	2001	2000
$ 10,782	$ 13,418	$ 9,038	$ 7,719	$ 6,538	$ 5,945	$ 4,187
124,458	108,096	98,280	79,665	82,197	97,194	85,387
30,961	26,375	21,888	17,475	13,060	20,205	13,974
160,608	152,243	123,924	118,058	122,627	119,673	120,721
66,105	65,078	57,897	50,615	53,618	44,821	40,549
392,914	365,210	311,027	273,532	278,040	287,838	264,818
$ 260,907	$ 246,981	$ 206,893	$ 182,880	$ 189,190	$ 193,914	$ 185,808
101,242	93,722	83,262	70,404	70,216	74,356	60,121
6,900	5,138	5,644	5,887	4,343	4,892	4,883
1,794	1,795	2,560	2,785	2,735	2,392	2,526
2,439	1,708	–	–	–	372	381
373,282	349,344	298,359	261,956	266,484	275,926	253,719
6,334	5,872	3,373	3,179	2,846	2,259	2,060
425	–	–	–	–	–	–
66	40	20	9	–	–	–
13,725	10,650	9,540	8,518	8,292	9,203	8,760
(918)	(696)	(265)	(130)	418	450	279
19,632	15,866	12,668	11,576	11,556	11,912	11,099
$ 392,914	$ 365,210	$ 311,027	$ 273,532	$ 278,040	$ 287,838	$ 264,818

2006	2005	2004	2003	2002	2001	2000
$ 6,371	$ 6,008	$ 5,773	$ 5,437	$ 5,143	$ 4,224	$ 3,477
6,821	5,951	4,928	4,455	4,959	6,477	6,424
13,192	11,959	10,701	9,892	10,102	10,701	9,901
1,559	–	–	–	–	–	–
409	55	(386)	186	2,925	920	480
8,815	8,844	8,052	8,395	7,782	8,684	8,151
5,527	3,060	3,035	1,311	(605)	1,097	1,270
874	699	803	322	(445)	(206)	266
184	132	–	–	–	3	35
134	–	–	–	–	–	–
4,603	2,229	2,232	989	(160)	1,300	969
22	–	–	–	–	–	–
$ 4,581	$ 2,229	$ 2,232	$ 989	$ (160)	$ 1,300	$ 969

2006	2005	2004	2003	2002	2001	2000
$ 6,371	$6,021	$ 5,773	$ 5,437	$ 5,143	$ 4,224	$ –
6,862	6,077	5,006	4,500	4,919	6,127	–
13,233	12,098	10,779	9,937	10,062	10,351	–
–	–	–	–	–	–	–
441	319	336	423	1,475	620	–
8,260	7,887	7,126	6,912	6,784	6,955	–
4,532	3,892	3,317	2,602	1,803	2,776	–
1,107	899	832	657	389	698	–
211	132	–	–	–	3	–
162	–	–	–	–	–	–
3,376	2,861	2,485	1,945	1,414	2,075	–
22	–	–	–	–	–	–
$ 3,354	$ 2,861	$ 2,485	$ 1,945	$ 1,414	$ 2,075	$ –

[1] Results prepared in accordance with GAAP are referred to as "reported". Adjusted results (excluding "items of note", net of income taxes, from reported results) and related terms are not defined terms under GAAP and therefore, may not be comparable to similar terms used by other issuers. For further explanation, see "How the Bank Reports" in the accompanying Management's Discussion and Analysis. Adjusted results are presented from 2001 to allow for sufficient years for historical comparison. Adjusted results shown for years prior to 2006 reflect adjustments for amortization of intangibles and certain identified items as previously disclosed by the Bank for the applicable period, except as noted. See the following page for a reconciliation with reported results.

Ten-year Statistical Review

Reconciliation of Non-GAAP Financial Measures[1]

(millions of Canadian dollars)	2009	2008	2007
Net income available to common shareholders – reported	**$ 2,953**	$ 3,774	$ 3,977
Items of note affecting net income, net of income taxes			
Amortization of intangibles	**492**	404	353
Reversal of Enron litigation reserve	**–**	(323)	–
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	**450**	(118)	–
Gain relating to restructuring of VISA	**–**	–	(135)
TD Banknorth restructuring, privatization and merger-related charges	**–**	–	43
Restructuring and integration charges relating to the Commerce acquisition	**276**	70	–
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book	**126**	(107)	(30)
Other tax items[2]	**–**	34	–
Provision for insurance claims	**–**	20	–
General allowance increase (release) relating to Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	**178**	–	(39)
Settlement of TD Banknorth shareholder litigation	**39**	–	–
FDIC special assessment charge	**35**	–	–
Amortization of goodwill	**–**	–	–
Dilution gain on Ameritrade transaction, net of costs	**–**	–	–
Dilution loss on the acquisition of Hudson by TD Banknorth	**–**	–	–
Balance sheet restructuring charge in TD Banknorth	**–**	–	–
Wholesale banking restructuring charge	**–**	–	–
Goodwill impairment	**–**	–	–
Sale of Wealth Management's Mutual Funds record keeping business	**–**	–	–
Spècial Investment Real Estates gains	**–**	–	–
General reserves	**–**	–	–
Non-core portfolio loan loss recoveries (sectoral related)	**–**	–	–
Loss on structured derivative portfolios	**–**	–	–
Tax charge related to reorganizations	**–**	–	–
Preferred share redemption	**–**	–	–
Initial set up of specific allowance for credit card and overdraft loans	**–**	–	–
Litigation charge	**–**	–	–
Total items of note	**1,596**	(20)	192
Net income available to common shareholders – adjusted	**$ 4,549**	$ 3,754	$ 4,169

Condensed Consolidated Statement of Changes in Shareholders' Equity

(millions of Canadian dollars)	2009	2008	2007
Common shares	**$ 15,357**	$ 13,241	$ 6,577
Preferred shares	**3,395**	1,875	425
Contributed surplus	**321**	350	119
Retained earnings	**18,632**	17,857	15,954
Accumulated other comprehensive income (loss)	**1,015**	(1,649)	(1,671)
Total shareholders' equity	**$ 38,720**	$ 31,674	$ 21,404

Other Statistics – Reported

			2009	2008	2007
Per common share[3]	**1**	Basic earnings	**$ 3.49**	$ 4.90	$ 5.53
	2	Diluted earnings	**3.47**	4.87	5.48
	3	Dividends	**2.44**	2.36	2.11
	4	Book value	**41.13**	36.78	29.23
	5	Closing market price	**61.68**	56.92	71.35
	6	Closing market price to book value	**1.50**	1.55	2.44
	7	Closing market price appreciation	**8.4%**	(20.2)%	9.6%
	8	Total shareholder return	**13.6**	(17.1)	13.0
Performance ratios	**9**	Return on total common equity	**8.4%**	14.4%	19.3%
	10	Return on risk-weighted assets	**1.56**	2.22	2.69
	11	Efficiency ratio	**68.4**	64.8	62.8
	12	Net interest rate margin	**2.54**	2.22	2.06
	13	Common dividend payout ratio	**70.3**	49.0	38.1
	14	Dividend yield[4]	**4.8**	3.8	3.0
	15	Price earnings ratio[5]	**17.8**	11.7	13.0
Asset quality	**16**	Impaired loans net of specific allowance as a % of net loans[6]	**0.67%**	0.35%	0.20%
	17	Net impaired loans as a % of common equity	**4.96**	2.70	1.74
	18	Provision for credit losses as a % of net average loans[6]	**0.97**	0.50	0.37
Capital ratios	**19**	Tier 1 capital ratio	**11.3%**	9.8%	10.3%
	20	Total capital ratio	**14.9**	12.0	13.0
Other	**21**	Common equity to total assets	**6.3**	5.3	5.0
	22	Number of common shares outstanding (thousands)[3]	**858,822**	810,121	717,814
	23	Market capitalization (millions of Canadian dollars)	**$ 52,972**	$ 46,112	$ 51,216
	24	Average number of employees[7]	**65,930**	58,792	51,163
	25	Number of retail outlets[8]	**2,205**	2,238	1,733
	26	Number of retail brokerage offices	**190**	249	211
	27	Number of Automated Banking Machines	**4,197**	4,147	3,344

Other Statistics – Adjusted

			2009	2008	2007
Per common share[3]	**1**	Basic earnings	**$ 5.37**	$ 4.92	$ 5.80
	2	Diluted earnings	**5.35**	4.88	5.75
Performance ratios	**3**	Return on total common equity	**12.9%**	14.3%	20.3%
	4	Return on risk-weighted assets	**2.27**	2.18	2.80
	5	Efficiency ratio	**59.2**	64.6	59.6
	6	Common dividend payout ratio	**45.6**	49.3	36.4
	7	Price earnings ratio[5]	**11.6**	11.6	12.4

2006	2005	2004	2003	2002	2001	2000
$ 4,581	$ 2,229	$ 2,232	$ 989	$ (160)	$ 1,300	$ 969
316	354	477	491	634	440	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
(7)	(17)	50	–	–	–	–
24	(98)	–	–	–	75	–
–	–	–	–	–	–	–
(39)	(23)	(43)	(100)	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	189	–
(1,665)	–	–	–	–	–	–
72	–	–	–	–	–	–
19	–	–	–	–	–	–
35	29	–	110	–	138	–
–	–	–	507	–	–	–
–	–	–	–	(32)	–	–
–	–	–	–	–	(275)	–
–	–	–	–	–	208	–
–	(127)	(426)	(52)	972	–	–
–	100	–	–	–	–	–
–	163	–	–	–	–	–
–	13	–	–	–	–	–
18	–	–	–	–	–	–
–	238	195	–	–	–	–
(1,227)	632	253	956	1,574	775	–
$ 3,354	$ 2,861	$ 2,485	$ 1,945	$ 1,414	$ 2,075	$ –

2006	2005	2004	2003	2002	2001	2000
$ 6,334	$ 5,872	$ 3,373	$ 3,179	$ 2,846	$ 2,259	$ 2,060
425	–	–	–	–	–	–
66	40	20	9	–	–	–
13,725	10,650	9,540	8,518	8,292	9,203	8,760
(918)	(696)	(265)	(130)	418	450	279
$ 19,632	$ 15,866	$ 12,668	$ 11,576	$ 11,556	$ 11,912	$ 11,099

2006	2005	2004	2003	2002	2001	2000
$ 6.39	$ 3.22	$ 3.41	$ 1.52	$ (0.25)	$ 2.07	$ 1.56
6.34	3.20	3.39	1.51	(0.25)	2.05	1.53
1.78	1.58	1.36	1.16	1.12	1.09	0.92
26.77	22.29	19.31	17.64	17.91	18.97	17.83
65.10	55.70	48.98	43.86	29.35	35.94	41.95
2.43	2.50	2.54	2.49	1.64	1.89	2.35
16.9%	13.7%	11.7%	49.4%	(18.3)%	(14.3)%	24.3%
20.3	17.2	15.1	54.4	(15.7)	(11.9)	27.4
25.5%	15.3%	18.5%	8.7%	(1.3)%	11.3%	8.9%
3.37	1.88	2.22	0.92	(0.05)	1.08	0.86
59.8	74.0	75.2	84.9	77.0	81.2	82.3
2.02	2.09	2.26	2.16	2.00	1.68	1.49
27.9	49.3	39.9	76.2	–	52.6	59.0
2.9	3.0	3.0	3.2	3.2	2.7	2.3
10.3	17.4	14.5	29.0	–	17.5	27.4
0.16%	0.14%	0.21%	0.71%	1.11%	0.84%	0.52%
1.41	1.37	2.14	7.64	12.56	9.13	6.10
0.25	0.04	(0.30)	0.15	2.24	0.71	0.39
12.0%	10.1%	12.6%	10.5%	8.1%	8.4%	7.2%
13.1	13.2	16.9	15.6	11.6	11.9	10.8
4.9	4.3	4.1	4.2	4.2	4.1	4.2
717,416	711,812	655,902	656,261	645,399	628,451	622,616
$ 46,704	$ 39,648	$ 32,126	$ 28,784	$ 18,942	$ 22,587	$ 26,119
51,147	50,991	42,843	42,538	44,470	45,565	45,026
1,705	1,499	1,034	1,093	1,178	1,294	1,355
208	329	256	270	283	284	292
3,256	2,969	2,407	2,638	2,608	2,777	2,836

2006	2005	2004	2003	2002	2001	2000
$ 4.70	$ 4.17	$ 3.80	$ 2.99	$ 2.21	$ 3.31	$ –
4.66	4.14	3.77	2.98	2.18	3.27	–
18.7%	19.6%	20.6%	17.1%	11.6%	18.0%	–%
2.46	2.42	2.39	1.35	0.45	1.42	–
62.4	65.2	66.1	69.6	67.4	67.2	–
38.1	38.4	35.8	38.8	50.8	33.0	–
14.0	13.5	13.0	14.7	13.5	11.0	–

[1] Certain comparative amounts have been restated to conform to the presentation adopted in the current period.
[2] For 2004, does not include the impact of future tax increase of $17 million reported in the report to shareholders for the quarter ended January 31, 2004. For 2006, the impact of future tax decreases of $24 million on adjusted earnings is included in other tax items.
[3] Adjusted to reflect the one-for-one stock dividend paid on July 31, 1999.
[4] Dividends paid during the year divided by average of high and low common share prices for the year.
[5] Beginning in 1999, the price earnings ratio is computed using diluted net income per common share. Prior to 1999, the price earnings ratio is computed using basic net income per common share.
[6] Includes customers' liability under acceptances.
[7] Reflects the number of employees on an average full-time equivalent basis. Prior to 2002, the number of employees is on an "as at" full-time equivalent basis.
[8] Includes retail bank outlets, private client centre branches, and estates and trusts branches.

Senior Officers

CORPORATE OFFICE



Ed Clark
President and
Chief Executive Officer



Riaz Ahmed
Executive Vice President
Corporate Development
Group Strategy and
Treasury & Balance
Sheet Management



Mark Chauvin
Executive Vice President
and Chief Risk Officer



Teri Currie
Executive Vice President
Human Resources
and Corporate &
Public Affairs



Brian Haier
Executive Vice President
Direct Channels and
Distribution Strategy



Colleen Johnston
Group Head Finance and
Chief Financial Officer



Kevin Kessinger
Executive Vice President
& Chief Information
Officer



Frank McKenna
Deputy Chair



Dominic Mercuri
Executive Vice President
and Chief Marketing
Officer



Chris Montague
Executive Vice President
Legal & Compliance
and General Counsel



Mike Pedersen
Group Head
Corporate Operations

Corporate Office Senior Vice Presidents:

Craig Alexander
Warren Bell
Phil Bowman
Theresa Bowman
Norie Campbell
John Capozzolo
Paul Clark
Andrew Clarke
Jean Desgagne
Suzanne Deuel
Linda Dougherty
Lisa Driscoll
Don Drummond
Bill Gazzard
Paul Huyer
Al Jette
Roger Johnson
Paal Kaperdal
Paul Langill
Damian McNamee
Mary O'Hara
Carol Osler
Tim Pinnington
Dianne Salt
Minaz Sarangi
Craig Scott
Manjit Singh
Brad Taylor
Tim Thompson
Kelvin Tran
Peter van Dijk
Paul Verwymeren

CANADIAN PERSONAL AND COMMERCIAL BANKING



Bernard Dorval
Group Head Insurance
and Global Development
& Deputy Chair
TD Canada Trust



Paul Douglas
Executive Vice President
Business Banking



Tim Hockey
Group Head Canadian
Banking and President
& CEO TD Canada Trust



Shailesh Kotwal
Executive Vice President
Retail Banking Products
& Services



Margo McConvey
Executive Vice President
Operations and Technology



Kerry Peacock
Executive Vice President
Branch Banking



Alain Thibault
Executive Vice President
and Chairman
TD Insurance

Canadian Personal and Commercial Banking Senior Vice Presidents:

Vivian Abdelmessih
Cathy Backman
Monique Bateman
Joan Beckett
Raymond Chun
Jim Coccimiglio
Howard Cohen
Erik de Witte
Gary Dunne
Andrew Durnford
Chris Dyrda
François Faucher
Bill Goings
Chuck Hounsell
Carolyn Kingaby
Derek Koppe
Christine Marchildon
Rick Mathes
Ron McInnis
Joe Monk
Alec Morley
David Morton
David Pinsonneault
Lisa Reikman
Heather Ross
Carrie Russell
Jane Russell
Jim Sallas
Bruce Shirreff
David Sloan
Chris Stamper
Ian Struthers
Jeff van Duynhoven
Guy Vézina

U.S. PERSONAL AND COMMERCIAL BANKING (TD BANK, AMERICA'S MOST CONVENIENT BANK)



Fred Graziano
Executive Vice President
Regional Retail Banking



Bharat Masrani
Group Head U.S. Personal and Commercial Banking and President & CEO
TD Bank, America's Most Convenient Bank



Carol Mitchell
Executive Vice President
Shared Services



Walter Owens
Executive Vice President
Commercial Banking



Paul Vessey
Executive Vice President
Product Management

U.S. Personal and Commercial Banking Senior Vice Presidents:

Scott Bacon	**Rick Burke**	**John Cunningham**	**Joe Hanson**	**Ed Schreiber**
Nandita Bakhshi	**Mike Carbone**	**John Davies**	**Jeff Henderson**	**Linda Verba**
David Boone	**Mike Copley**	**Joe Fico**	**Perc Moser**	
Steve Boyle	**Mark Crandall**	**Chris Giamo**	**John Opperman**	
Greg Braca	**Sue Cummings**	**Kevin Gillen**	**Suzanne Poole**	

WEALTH MANAGEMENT



Bill Fulton
Executive Vice President
Private Client Group and Financial Advisory



Bill Hatanaka
Group Head Wealth Management and Chairman and CEO
TD Waterhouse Canada Inc.



Brian Murdock
Executive Vice President
TD Asset Management



John See
Executive Vice President
Discount Brokerage
Financial Planning and Institutional Services

Wealth Management Senior Vice Presidents:

Carrie Blair	**Barb Palk**	**Mike Reilly**	**Paul Whitehead**
Sandy Cimoroni	**Dave Pickett**	**Angus Rigby**	**Kevin Whyte**
Tom Dyck	**Satish Rai**	**Rudy Sankovic**	

WHOLESALE BANKING



Bob Dorrance
Group Head Wholesale Banking and Chairman, CEO & President,
TD Securities



Mark Faircloth
Executive Vice President
Rates & Foreign Exchange



Pat Meneley
Executive Vice President
Investment Banking



Robbie Pryde
Executive Vice President
Equity

Wholesale Banking Senior Vice Presidents:

Geoff Alder	**Michael French**	**Rizwan Khalfan**	**Helena Pagano**
Ajai Bambawale	**Bill Furlong**	**Drew MacIntyre**	**Brian Smith**
John Coombs	**Deborah Gravinese**	**Adam Newman**	
Malcolm Eylott	**Martine Irman**	**Brendan O'Halloran**	

This listing is as of December 7, 2009

GLOSSARY

Financial and Banking Terms

Adjusted Results: A non-GAAP financial measure used to assess each of the Bank's businesses and to measure the Bank's overall performance.

Allowance for Credit Losses: Total allowance for credit losses consists of specific and general allowances. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes are adequate to absorb credit-related losses in the lending portfolio.

Alt-A Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime of lending criteria. However, characteristics about the mortgage such as loan to value (LTV), loan documentation, occupancy status or property type, etc., may cause the mortgage not to qualify under standard underwriting programs.

Amortized Cost: The original cost of an investment purchased at a discount or premium plus or minus the portion of the discount or premium subsequently taken into income over the period to maturity.

Assets under Administration: Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). These assets are not reported on the Bank's Consolidated Balance Sheet.

Assets under Management: Assets that are beneficially owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank's Consolidated Balance Sheet.

Asset-backed Securities (ABS): A security whose value and income payments are derived from and collateralized (or "backed") by a specified pool of underlying assets.

Average Earnings Assets: The average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.

Average Invested Capital: Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date.

Carrying Value: The value at which an asset or liability is carried at on the Consolidated Balance Sheet.

Collateralized Debt Obligation (CDO): Collateralized securities with multiple tranches that are issued by special purpose entities (SPEs). Each tranche offers a varying degree of risk and return to meet investor demand. In the event of a default, interest and principal payments are made in order of seniority.

Dividend Yield: Dividends paid during the year divided by average of high and low common share prices for the year.

Economic Profit: A tool to measure shareholder value creation. Economic profit is the Bank's adjusted net income less preferred dividends and a charge for average invested capital.

Efficiency Ratio: Non-interest expenses as a percentage of total revenue, the efficiency ratio measures the efficiency of the Bank's operations.

Effective Interest Rate: Discount rate applied to estimated future cash payments or receipts over the expected life of the financial instrument (or, when appropriate), a shorter period, to arrive at the net carrying amount of the financial asset or liability.

Fair Value: The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forward Contracts: Contracts that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.

Futures: Contracts to buy or sell a security at a predetermined price on a specified future date.

Hedging: A risk management technique intended to mitigate the Bank's exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.

Impaired Loans: Loans where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

Mark-to-Market: A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.

Master Netting Agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.

Net Interest Margin: Net interest income as a percentage of average earning assets.

Notional: A reference amount on which payments for derivative financial instruments are based.

Office of the Superintendent of Financial Institutions Canada (OSFI): The regulator of Canadian federally chartered financial institutions and federally administered pension plans.

Options: Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.

Prime Jumbo Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime lending criteria and standard mortgage characteristics. However, the size of the mortgage exceeds the maximum size allowed under government sponsored mortgage entity programs.

Provision for Credit Losses (PCL): Amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all credit related losses in its portfolio.

Return on Common Shareholders' Equity: Net income available to common shareholders as a percentage of average common shareholders' equity. A broad measurement of a bank's effectiveness in employing shareholders' funds.

Return on Invested Capital (ROIC): A measure of shareholder value calculated as adjusted net income less preferred dividends, divided by average invested capital.

Risk-weighted Assets (RWA): Assets calculated by applying a regulatory predetermined risk-weight factor to on and off-balance sheet exposure. The risk-weight factors are established by the Office of the Superintendent of Financial Institutions Canada to convert on and off-balance sheet exposures to a comparable risk level.

Securitization: The process by which financial assets, mainly loans, are transferred to a trust, which normally issues a series of asset-backed securities to investors to fund the purchase of loans.

Swaps: Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.

Taxable Equivalent Basis (TEB): A non-GAAP financial measure that increases revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to an equivalent before-tax basis to facilitate comparison of net interest income from both taxable and tax-exempt sources.

Tier 1 Capital Ratio: Tier 1 capital represents the more permanent forms of capital, consisting primarily of common shareholders' equity, retained earnings, preferred shares and innovative instruments. Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).

Total Capital Ratio: Total capital is defined as the total of net Tier 1 and Tier 2 capital. Total capital ratio is calculated as total capital divided by RWA.

Total Shareholder Return (TSR): The change in market price plus dividends paid during the year as a percentage of the prior year's closing market price per common share.

Value-at-Risk (VaR): A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

Variable Interest Entities (VIEs): Entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties.

Shareholder and Investor Information

MARKET LISTINGS

The common shares of The Toronto-Dominion Bank are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TD." The Toronto-Dominion Bank preferred shares and the Capital Trust Securities – Series 2009 of TD Capital Trust are listed on the Toronto Stock Exchange.

Further information regarding the bank's listed securities, including ticker symbols and CUSIP numbers, is available on our website at www.td.com under Investor Relations/Share Information or by calling the Shareholder Relations department at 1-866-756-8936 or 416-944-6367 or by e-mailing tdshinfo@td.com.

AUDITORS FOR FISCAL 2009

Ernst & Young LLP

DIVIDENDS

Direct dividend depositing: Shareholders may have their dividends deposited directly to any bank account in Canada or the U.S. For this service, please contact the bank's transfer agent at the address below.

U.S. dollar dividends: Dividend payments sent to U.S. addresses or made directly to U.S. bank accounts will be made in U.S. funds unless a shareholder otherwise instructs the bank's transfer agent. Other shareholders can request dividend payments in U.S. funds by contacting the bank's transfer agent. Dividends will be exchanged into U.S. funds at the Bank of Canada noon rate on the fifth business day after the record date or as otherwise advised by the bank.

Dividend information for 2010 is available at www.td.com under Investor Relations/Share Information. Dividends, including the amounts and dates, are subject to declaration by the Board of Directors of the bank.

DIVIDEND REINVESTMENT PLAN

For information regarding the bank's dividend reinvestment plan, please contact our transfer agent or visit our website at www.td.com under Investor Relations/Share Information.

IF YOU	AND YOUR INQUIRY RELATES TO	PLEASE CONTACT
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports	**Transfer Agent:** CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9 416-643-5500 or toll-free at 1-800-387-0825 inquiries@cibcmellon.com or www.cibcmellon.com
Hold your TD shares through the Direct Registration System in the U.S.	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, stopping (and resuming) receiving annual and quarterly reports	**Co-Transfer Agent and Registrar** BNY Mellon Shareowner Services P.O. Box 358015 Pittsburgh, Pennsylvania 15252-8015 or 480 Washington Boulevard Jersey City, New Jersey 07310 1-866-233-4836 TDD for the hearing impaired: 1-800-231-5469 Foreign shareholders: 201-680-6578 TDD foreign shareholders: 201-680-6610 www.bnymellon.com/shareowner/isd
Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

TD SHAREHOLDER RELATIONS

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

The annual report is available in alternative formats by contacting TD Shareholder Relations.

Shareholders may communicate directly with the independent directors through the Chairman of the Board, by writing to:

John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2

HEAD OFFICE

The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
King St. W. and Bay St.
Toronto, Ontario M5K 1A2
Tel: 416-982-8222
Fax: 416-982-5671

Product and service information 24 hours a day, seven days a week:

In Canada contact TD Canada Trust:
1-866-567-8888
In the U.S. contact TD Bank, America's Most Convenient Bank:
1-888-751-9000
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired: 1-800-361-1180
General information:
Contact Corporate and Public Affairs – 416-982-8578

Website: In Canada: www.td.com
In the U.S.: www.tdbank.com
E-mail: customer.service@td.com
(Canada only; U.S. customers can e-mail customer service via www.tdbank.com)

ANNUAL MEETING

March 25, 2010
9:30 a.m. (Eastern)
Fairmont Le Château Frontenac
Quebec City, Quebec

SUBORDINATED NOTES SERVICES

Trustee for subordinated notes:
Computershare Trust Company of Canada
Corporate Trust Services
100 University Avenue, 8th Floor, South Tower
Toronto, Ontario M5J 2Y1

Vous pouvez vous procurer des exemplaires en français du rapport annuel au service suivant :
Affaires internes et publiques
La Banque Toronto-Dominion
P.O. Box 1, Toronto-Dominion Centre
Toronto (Ontario) M5K 1A2

Design: q30 design inc.; Principal Photography: Frances Juriansz; Illustration: Rachel Ann Lindsay; Printing: Transcontinental PLM

Our success is driven by our people. You can have the best strategy in the world, but it means nothing without a talented team that can execute that strategy.

These Guiding Principles represent our most important values:

Deliver legendary customer experiences
Be an extraordinary place to work
Operate with excellence
Understand our business
Take only risks we understand and can manage
Enhance our brand
Increase shareholder value



OUR BUSINESSES

Canadian Personal and Commercial Banking

From chequing and savings accounts to commercial lending, our Canadian Personal and Commercial Banking business offers a full range of personal financial services and business banking products.

Through TD Canada Trust, we serve more than 11 million customers and provide our financial products and services through our retail branch network, telephone, Internet banking and "TD Green Machine" automated banking machines.

Through TD Commercial Banking, we serve large and small Canadian businesses by offering a broad range of customized products and services.

TD Insurance helps protect more than three million customers from the "accidents of life" with a wide range of products, including credit protection, life, critical illness, health, travel, home and auto insurance.

TD Canada Trust

TD Commercial Banking

TD Insurance

U.S. Personal and Commercial Banking

TD Bank, America's Most Convenient Bank, is one of the 15 largest commercial banks in the U.S., with approximately 23,000 employees. The bank provides a full range of financial products and services to more than 6.5 million customers through an extensive network of more than 1,000 retail locations throughout the Northeast and Mid-Atlantic regions, Florida and Metro D.C.

TD Bank
America's Most Convenient Bank®

Wholesale Banking

TD Securities provides a wide range of credit, capital market, advisory and derivative products and services to corporations, governments and institutions globally. Our clients choose us for our knowledge and proven ability to deliver innovative financial solutions focused on meeting their performance objectives.

TD Securities

Wealth Management

TD Wealth Management provides a wide range of investment products and services to a large and diverse retail and institutional global client base, with operations in Canada, the U.S. and the U.K. In Canada, TD Wealth Management comprises a number of online distribution, advisory and asset management businesses under the TD Waterhouse, TD Mutual Funds and TD Asset Management brands. TD Ameritrade provides U.S. clients with a host of services for the individual investor, as well as relationships with a large network of independent registered investments advisors.

TD Waterhouse

TD Asset Management

TD AMERITRADE

TD Wealth Management

*TD Canada Trust received the highest numerical score among the big five retail banks in the proprietary J.D. Power and Associates 2006-2009 Canadian Retail Banking Customer Satisfaction Studies℠. 2009 study based on responses from 12,555 retail banking customers measuring five banks. Proprietary study results are based on experiences and perceptions of consumers surveyed in March-June 2009.

T.D. Bank N.A., successor to Commerce Bank, received the highest numerical score in the proprietary J.D. Power and Associates 2007-2009 Small Business Banking Satisfaction Studies℠. 2009 study based on 7,226 total responses, measuring 27 financial institutions, and measures opinions of small business customers with annual revenues from $100,000 to $10 million. Proprietary study results are based on experiences and perceptions of customers surveyed in July-August 2009.

TD Bank received the highest numerical score among retail banks in the Mid-Atlantic (NY, NJ, PA, MD, DE, DC) region in the proprietary J.D. Power and Associates 2006-2009 Retail Banking Satisfaction Studies℠. 2009 study based on a total of 28,570 responses measuring 23 providers in the region and measures opinions of consumers with their primary banking provider. Proprietary study results are based on experiences and perceptions of consumers surveyed in January 2009.

Your experiences may vary. Visit jdpower.com.

The Synovate Customer Service Index (CSI) 2009 survey was derived from survey invitations sent to around 142,000 demographically and regionally representative Canadians. The Best Banking Awards for 2009 were based on the cumulative total of 39,000 responses for the year ending August 2009. The CSI survey has been conducted since 1987.


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